Form 10-K, Exhibit 13
period 1996-12-31
ESSEX BANCORP INC /NEW
filed 1997-03-31
CIK 847325

                                                                      EXHIBIT 13

                                      ESSEX
                                  BANCORP, INC.



                               1996 ANNUAL REPORT

                                      ESSEX
                                  BANCORP, INC.

                                Table of Contents

                                                                            Page
                                                                            ----

     Report to Our Stockholders                                               1

     Five Year Financial Summary                                             12

     Management's Discussion and Analysis                                    13

     Report of Independent Accountants                                       34

     Consolidated Financial Statements                                       35

     Notes to Consolidated Financial Statements                              44

     Investor Information                                                    70

     Directors and Officers                                                  71

     Corporate Information                                                   72

                                     [LOGO]
                                      ESSEX
                                  BANCORP, INC.


                           MESSAGE TO OUR STOCKHOLDERS


To Our Stockholders:


As you may recall, we advised you in the 1995 Annual Report and our Message to Stockholders, as well as other public filings, that in January 1996 the Board of Directors of Essex Bancorp, Inc. (the "Company") formed a special committee of the board, the Strategic Evaluation Committee (the "Committee"). The purpose of the Committee, among other objectives, was to review strategic alternatives to enhance shareholder value. During the first quarter of 1996, the Committee evaluated the benefits of (i) investing precious capital in expanding the retail bank branch network and retrofitting the existing branches to more closely conform with traditional bank franchises or (ii) selling branches and, therefore, materially downsizing the Company. The decision was made to downsize and a review by an independent consultant corroborated the Committee's decision. Accordingly, over an approximate nine month period in 1996, Essex Savings Bank, F.S.B. (the "Bank"), the Company's primary asset, sold nine non-strategic branches (the "Branches") in three separate transactions and the size of its asset base declined by approximately 50%.

Today the Bank's four remaining branches provide a community branch network with the greatest potential for growth in market share. Moreover, as a result of the branch sales, intangible assets associated with the original acquisition of certain of the Branches have been removed from the balance sheet of the Bank and will not encumber the future earnings performance of the Company.

Clearly the sale of Branches was the most significant accomplishment in 1996; however, the following sections describe other achievements and set forth the outlook for the Company's near term future.

SUMMARY OF 1996 ACCOMPLISHMENTS


Retail Banking


      The following map illustrates the Bank's branch network following the sale of the Branches.

                            [MAP OF NORTH CAROLINA]

As a result of the Committee's decision to downsize, the following branches were identified for sale: Greensboro, Raleigh, and Wilmington, North Carolina, and Portsmouth, Newport News, Grafton, Hampton, and Norfolk, Virginia. In December 1995, the Bank had accepted an unsolicited offer from a state-chartered financial institution in North Carolina to purchase the Bank's Charlotte, North Carolina branch. The sale of the Charlotte branch was completed in March 1996. The marketing process for the other branches commenced and parties of interest were identified. The remaining non-strategic North Carolina branches were sold in July 1996 and the Virginia branches were sold in September 1996, except for the Grafton branch, which closed in November 1996. The aggregate deposits and related accrued interest sold were $167.5 million. In order to complete the sale of deposits, the Bank sold securities and loans and utilized a portion of its excess liquidity. Accordingly, assets declined to approximately $174 million as of December 31, 1996.

Contemporaneously with the process of selling the Branches, the Bank was continuing its efforts to position the remaining strategic branches to more nearly conform to the activities of a traditional savings institution. To that end, the Bank and its mortgage banking subsidiary introduced a wider range of consumer and mortgage loan products to attract new business and maximize the potential of its existing customer base.

In September 1996, the Bank executed a purchase agreement on a parcel in Suffolk, Virginia with the intent to relocate its Suffolk branch from a leased facility to a location with much anticipated potential for significant growth. Subject to the outcome of the Bank's due diligence and weather interruptions during construction, the new branch is expected to open for business in the fourth quarter of 1997. Regulatory approval to relocate the existing branch has already been received.

Mortgage Loan Production

The Bank's wholly-owned mortgage banking subsidiary, Essex First Mortgage Corporation ("Essex First"), continued its efforts to diversify and increase its lending production in 1996.

The following graph illustrates the historical production of Essex First.

                           Essex First Loan Production
                                As of December 31

                              [BAR CHART OMITTED]

Essex First intends to increase its origination of investment grade single-family residential loans by selectively expanding into new market areas as well as by focusing on existing locations. Because Essex First's loan origination activities are primarily supported by its development of well established relationships within the real estate and builder communities and because the Bank has retained its more strategic locations, the downsizing of the Bank should have minimal impact. Although the Bank branch network provides Essex First with referrals for mortgage loan products, Essex First's main source of referrals for first mortgages is through real estate agents and local builders, and Essex First plans to continue to promote and further develop these valuable contacts.

During 1996, Essex First established a wholesale construction / permanent ("CP") lending program. Currently, a network of approximately 40 approved brokers are responsible for originating and processing CP loans and submitting them to the Bank for underwriting approval.

Single-family lending is a natural extension of the wholesale CP lending program. Accordingly, Essex First recently began soliciting its network of approved brokers for their single-family mortgage loans. Essex First has already begun closing both investment grade and sub-prime single-family residential loans from its approved list of brokers.

With the success of the builder/construction lending program in the Richmond, Virginia market as well as in the Tidewater, Virginia area, Essex First is expanding this program to include counties in northeastern North Carolina, a market where substantial new-home development is predicted over the next few years.

Mortgage Loan Servicing

A significant line of business for the Company is conducted through Essex Home Mortgage Servicing Corporation ("Essex Home"), which is an operating subsidiary of the Bank. Essex Home is committed to generating fee income by providing competitively-priced and profitable residential mortgage loan servicing and subservicing and is approved by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association. In addition, Essex Home services and subservices loans for approximately 28 private investors.

During 1996, Essex Home continued its marketing efforts to acquire subservicing contracts as a means of generating loan servicing fees and ancillary income. The following graph illustrates the progress that Essex Home has made in attracting new business since 1993 following a major restructuring by the Company which largely depleted Essex Home's servicing portfolio:

                        ESSEX HOME LOAN SERVICING VOLUME
                                As of December 31


                              [BAR CHART OMITTED]

In February 1997, Essex Home received notice from its largest subservicing client of its intention not to renew its contract beyond June 1, 1997. As of December 31, 1996, Essex Home was servicing approximately 7,000 loans with principal balances of approximately $860 million for this client and servicing fee income for 1996 included approximately $409,000 attributable to servicing activities performed for this client. While the Company's servicing subsidiary has intensified its marketing efforts in order to minimize the impact of this loss on the earnings performance of the Company, no assurances can be made that this significant servicing volume can be replaced in its entirety in the near term. Management believes, however, that its marketing efforts will be buoyed by the much-improved capital position of the Bank, which is deemed a "well-capitalized" institution under the Prompt Corrective Action provisions of the Federal Deposit Insurance Act. In the meantime, the Company is examining expenses associated with the servicing of this client in contemplation of reductions to minimize the loss in servicing fee income.

Asset Quality

As illustrated in the following graph, the Company's asset quality has improved considerably and, most dramatically from 1992 when new management was introduced. For the first time, nonperforming assets as of December 31, 1996 have fallen below 3% of total assets. Our expectation is that the trend will continue to be positive. The Bank has only nominal restructured loans and very few commercial loans of any size that could result in long-term problems for the institution.

                               ESSEX BANCORP, INC.
                                AND SUBSIDIARIES
                    Non-Performing Assets & Delinquent Loans
                                As of December 31

                              [BAR CHART OMITTED]

The majority of the remaining nonperforming assets consist of consumer and first mortgage loans originated in earlier years when underwriting standards were less conservative. In the years since 1992, management's focus has been diverted to the resolution of nonperforming loans. While our plans are to increase our portfolio of consumer and sub-prime loans, which by their nature have a greater risk, we intend to emphasize the importance of asset quality and the need for continuation of the positive trends evidenced in the above graph.

Operating Expense Reductions

Reduction in the Company's operating expenses remains a high priority. During 1996, as the size of the Bank was decreasing approximately 50% due to the sale of the Branches, efforts were undertaken to restructure the overhead to mirror an institution half its size. Two significant improvements are noteworthy. The sale of the Branches resulted in the write off of substantially all intangible assets, primarily goodwill, associated with certain of the Branches acquired in 1995, as well as the elimination of associated operating costs such as personnel and occupancy expenses. In addition, the relocation of the corporate headquarter's office enabled the Company to considerably downsize its space requirements and leasing costs. Our more modest facilities will result in a savings in excess of $100,000 per year. Notwithstanding these efforts, the relationship of noninterest expenses to total assets is high when compared to financial institutions whose operations are similar. See pages 24 and 25 of the Annual Report for further discussion. Management continues to evaluate the Bank's operating requirements in order to identify areas where efficiencies can be achieved.

While the one-time write-off of intangible assets resulted in an increase in noninterest expenses during 1996, the following graph demonstrates the significant reductions that have been made in operating expenses since May 1992, when a change in management occurred and operating expenses were at their highest levels.

                               ESSEX BANCORP, INC.
                                AND SUBSIDIARIES

                              NON-INTEREST EXPENSES

                               [BAR CHART OMITTED]

NEAR-TERM OUTLOOK

The Board of Directors and the Committee continue to evaluate profitability enhancements and other possibilities for corporate restructurings. This undertaking is critical in order to restore the Company to profitability. The absence of profitability for the Company is troublesome given that the dividend return requirements on the Series B and C Preferred Stock approximates 9.75% on a compounded basis.

For the first time since I joined the Company in 1992, we have significant regulatory capital. As of December 31, 1996, the Bank's core and risk-based regulatory capital ratios were 8.66% and 14.73%, respectively, resulting in excesses in core capital of $8.1 million and risk-based capital of $7.5 million over the regulatory requirements. With these regulatory capital ratios, the Bank is considered a "well capitalized" institution under the Prompt Corrective Action provisions of the Federal Deposit Insurance Act. Our capital position coupled with continuing improvement in nonperforming assets and the write-off of significant intangible assets have considerably improved the outlook for the Company. Going forward, we believe our challenges to be the reduction of operating expenses in tandem with the prudent utilization of our capital through growth and improvement in our net interest margin. The margin has been impacted by our conservative policies in the past, which were necessitated due to the high level of nonperforming assets. However, we plan to increase consumer and sub-prime loans, as well as our investment grade loan products in order to increase the overall yield on our loan portfolio and improve the net interest margin, resulting in better earnings performance.

The four remaining community bank branches are well positioned for growth. By emphasizing transaction accounts, we believe the Bank's core deposit relationship with customers will be enhanced and lead to a more stabilized cost of funds. Thus far, we are meeting our internal growth targets.

In the 1995 Annual Report, we indicated that we were focusing our energies on not only preserving but enhancing the value of your investment. We believe we have made considerable progress. However, 1997 is another threshold year for the Company and returning to profitability is essential. We believe if we effectively manage the three areas of operating expenses, capital utilization and net interest margin, the Company can return to profitability and provide value to our shareholders. Management and the Board are singularly focused on that objective.

In June 1996, John J. Brennan retired as a director of the Company. Mr. Brennan became a director of the predecessor companies of Essex Bancorp, Inc. at the time of its organization in 1984. He served as a director of many of the Company's subsidiaries, including the Bank. With over 40 years of experience in banking, mortgage banking and consumer finance, Mr. Brennan's advice, counsel and insight will be missed by the members of the Board. John's help to me over the past years in the dramatic restructuring of the Company and under trying circumstances was indispensable. I hope you will join me in thanking him for his contribution and wishing him well in his years of retirement.

We look forward to reporting the results of our ongoing efforts and, as always, we appreciate your support.


                                       /s/ Gene D. Ross


                                       Gene D. Ross
                                       President and CEO
                                       Essex Bancorp, Inc.
                                       March 31, 1997

                           FIVE YEAR FINANCIAL SUMMARY
                    (Dollars in Thousands, Except Per Share)

                                                              At or For the Year Ended December 31,
                                                  1996         1995           1994         1993           1992
                                                  ----         ----           ----         ----           ----
     BALANCE SHEET DATA:
       Total assets.........................    $174,267      $338,724      $296,231     $390,958       $419,384
       Net loans ...........................     145,551       266,632       237,392      206,781        256,794
       Deposits  ...........................     131,033       283,497       222,462      328,781        345,343
       Federal Home Loan Bank advances......      25,690        29,833        58,952       41,661         35,500
       Notes payable........................          96           120         2,691       21,891         25,563
       Shareholders' equity and total
         partners' capital (deficit)........      15,106        22,630         8,140       (4,950)         3,531
       Nonperforming assets.................       5,215        11,257        13,652       18,090         24,817
       Allowance for loan losses............       2,556         5,251         3,429        3,039          4,489

     OPERATIONS DATA:
       Interest income......................    $ 19,872      $ 22,547      $ 22,966     $ 27,727       $ 33,368
       Interest expense.....................      13,764        16,627        15,956       19,027         24,217
       Net interest income..................       6,108         5,920         7,010        8,700          9,151
       Provision for loan losses............       1,411         2,477         1,604        1,085          4,569
       Noninterest income...................       4,282         3,172         4,068        7,372         14,475
       Noninterest expense:
         Amortization.......................       7,011           956         1,360        6,420         17,989
         Other..............................       9,345         9,814        15,619       17,048         19,012
       Income (loss) before cumulative
         effect of accounting policy
         change, extraordinary items,
         and income taxes...................      (7,377)       (4,155)       (7,505)      (8,481)       (17,944)
        Cumulative effect of accounting
         policy change......................          --            --           179           --             --
       Extraordinary items, net of tax......          --         2,945 (1)    20,416 (2)       --             --
       Net income (loss)....................      (7,377)       (1,210)       13,090       (8,481)       (17,944)
       Net income (loss) per share (3)......       (1.72)       (1.13)            --           --             --
       Pro forma net income (loss) per
         share (3)..........................          --           --          12.47       (8.08)             --

     OTHER DATA:
       Return on average assets.............       (2.73)%       (.39)% (1)     3.88% (2)   (2.12)%        (4.02)%
       Return on average capital............      (39.51)%     (10.59)%               (4)        (4)             (4)
       Average capital to average assets....        6.92%        3.67%                (5)        (5)        3.21%
       Net interest spread..................        2.20%        2.00%          2.46%        2.73%          2.49%
       Net interest margin..................        2.41%        2.01%          2.20%        2.34%          2.13%
       Nonperforming assets as a percent
         of total assets at end of year.....        2.99%        3.32%          4.61%        4.63%          5.92%
       Allowance for loan losses as a
         percent of total loans at end
         of year ...........................        1.73%        1.93%          1.42%        1.45%          1.72%
       Net charge-offs as a percent of
         average total loans................        1.89%         .46%           .55%         .95%          1.85%
       Retail banking offices...............           4           12              8           11             12

      (1) Refer to Notes 1 and 3 of the Notes to Consolidated Financial Statements for a description of the $2.9 million forgiveness of debt during 1995. The return on average assets excluding the impact of this extraordinary item was (1.33)% for the year ended December 31, 1995.
      (2) Refer to Note 3 of the Notes to Consolidated Financial Statements for a description of the litigation settlement during 1994 that resulted in a $20.4 million forgiveness of debt, net of income taxes. The return on average assets excluding the impact of this extraordinary item was (2.17)% for the year ended December 31, 1994.
      (3) Refer to Note 2 of the Notes to Consolidated Financial Statements for a description of the earnings per share calculation for 1996 and 1995 and the pro forma earnings per share calculation for 1994 and 1993. Pro forma earnings per share for 1992 is not presented because the data is not meaningful.
      (4)   Ratio exceeds (100.00)%.
      (5)   Ratio is less than 0.00%.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Essex Bancorp, Inc. (the "Company") is a Delaware corporation that was formed in 1994 to be the single thrift holding company for Essex Savings Bank, F.S.B. (the "Bank"), a federally-chartered savings bank which operates four branches in North Carolina and Virginia. The Company is the successor by merger to Essex Financial Partners, L.P. (the "Partnership"), a Delaware limited partnership which was formed in 1988 in order to acquire the former holding company of the Bank. The Partnership and the Bank's former holding company were merged into the Company in January 1995. The Company is engaged primarily in the operation of the Bank as a wholly-owned subsidiary. In addition, the Company's other principal operating subsidiaries are Essex First Mortgage Corporation ("Essex First"), a wholly-owned subsidiary of the Bank that is engaged primarily in the origination and sale of residential mortgage loans, and Essex Home Mortgage Servicing Corporation ("Essex Home"), an indirect subsidiary of the Company and the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, various governmental agencies, and various third party investors. Essex Mortgage Corporation ("EMC") is also a direct subsidiary of the Company that was formerly engaged in various mortgage banking activities and, at December 31, 1996, held loans and other assets as a result of its past activities.

      In January 1996, the Company's Board of Directors formed a special committee of the Board, the Strategic Evaluation Committee (the "Committee"). Although the Bank exceeded all regulatory capital requirements after the Bank's acquisition of Home Bancorp, Inc. ("Home Bancorp") and its wholly-owned subsidiary Home Savings Bank, F.S.B. ("Home Savings") on September 15, 1995 (the "Home Acquisition"), the core operations of the Company since the Home Acquisition had not been profitable and the retail banking branches acquired from Home Savings required additional capital in order to be successful full-service facilities. In early 1996, the Committee began exploring the possible benefits of further expansion or contraction by branch sales. In May 1996, an independent consultant retained by the Company issued a report that validated the Committee's conclusions that selling non-strategic bank branches and effectively shrinking the size of the asset base by approximately 50% was a strategy that ultimately would be in the best interests of the common and the preferred shareholders of the Company. Accordingly, in addition to completing the already-negotiated sales of the Bank's Charlotte, Raleigh, Greensboro and Wilmington, North Carolina branches, the Company proceeded to negotiate the sale of the Bank's Norfolk, Portsmouth, Hampton, Newport News and Grafton, Virginia branches, which were completed during the last two quarters of 1996. Collectively, the nine branches sold during 1996 are referred to as the "Branches." The outcome of the strategy to downsize is that the Company has retained the most strategic branches with the greatest potential for significant market share growth, has approximately 8.7% tangible capital as of December 31, 1996 and has removed goodwill associated with the Home Acquisition from its balance sheet. Prospectively, the Company's operating expenses will be reduced due to the elimination of the amortization of goodwill and the operation expenses associated with the Branches.

      As part of the Home Acquisition, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of the Company with an aggregate redemption and liquidation value of $15 million, and bearing cumulative annual dividend rates of either 8% or 9.5%. Cumulative but undeclared dividends and accrued interest thereon for the Series B and Series C preferred stock approximated $1.8 million at December 31, 1996. The Bank's core and risk-based regulatory capital ratios were 8.66% and 14.73%, respectively, at December 31, 1996 resulting in excess core capital of $8.1 million and excess risk-based capital of $7.5 million over the minimum regulatory requirements. While management is of the opinion that capital compliance will be maintained throughout 1997, until the Company's core profitability is restored, management cannot provide assurances that compliance with all regulatory capital requirements can be sustained beyond that horizon. Moreover, the Company's losses and continuing inability to generate income sufficient to cover the cumulative dividends on the Series B and C preferred stock will continue to affect the equity of the holders of the Company's common and preferred stock. The Committee will continue to evaluate strategic alternatives to enhance shareholder value.

      The following discussion and analysis of financial condition and results of operations should also be read in conjunction with the "Five Year Financial Summary" and the Consolidated Financial Statements and related Notes included herein.

Financial Condition

      General. The Company's total assets decreased by $164.5 million or 48.6% during the year ended December 31, 1996. The decrease in total assets was attributable to the sale of the Branches and related transactions as described in Note 5 of the Notes to Consolidated Financial Statements, which resulted in
(i) the sale of first mortgage loans and related accrued interest totaling $118.3 million, mortgage-backed securities available for sale totaling $9.9 million and premises and equipment totaling $1.2 million, (ii) the utilization of a portion of the Bank's excess liquidity, and (iii) a $7.8 million write down of goodwill associated with the Branches. Unrelated to the sale of the Branches, Federal Home Loan Bank ("FHLB") stock decreased $1.1 million as redemption proceeds were used to partially fund the scheduled maturities of FHLB advances during 1996, and securities held for investment decreased $2.0 million.

      Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash, interest-bearing deposits in other banks, federal funds sold and securities purchased under agreements to resell) decreased by $9.8 million or 61.3% during 1996 due to the utilization of a portion of the Bank's excess liquidity to complete the sale of the Branches during 1996.

      Investment Securities. As a matter of policy, the Company generally emphasizes lending activities (as opposed to investing activities) in order to enhance the weighted average yield on its interest-earning assets and, thus, its results of operations. Investment securities (including securities classified as available for sale) consist of U.S. Government and agency obligations, FHLB stock, and mutual fund investments. During the year ended December 31, 1996, investment securities declined by $4.5 million or 34.7%. The decrease during 1996 was attributable to the redemption of $1.1 million of FHLB stock, a $2.0 million redemption of U.S. Government securities pursuant to the securities' call provisions, and a $1.5 million decrease in mutual fund investments.

      Mortgage-Backed Securities. Mortgage-backed securities (including mortgage-backed securities classified as available for sale), which consist primarily of securities insured or guaranteed by the Federal Home Loan Mortgage Corporation ("FHLMC"), the Federal National Mortgage Association ("FNMA") or the Government National Mortgage Association ("GNMA"), decreased by $13.7 million or 87.8% during the year ended December 31, 1996. The decrease during 1996 resulted from (i) the sale of $9.9 million of mortgage-backed securities classified as available for sale at December 31, 1995 in order to provide funds for the sale of the Branches, (ii) the receipt of $990,000 in principal repayments, and (iii) the termination of the Bank's $2.7 million interest in a real estate mortgage investment conduit ("REMIC"). Mortgage-backed securities increase the credit quality of the Company's assets by virtue of the insurance or guarantees of federal agencies that back them, generally require less capital under risk-based regulatory capital requirements than non-insured or non-guaranteed mortgage loans, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company.

      Loans. Net loans (including loans classified as held for sale) decreased by $121.9 million or 45.2% during 1996. As previously mentioned, $118.3 million of loans were sold in order to provide funds for the sale of the Branches. In addition to scheduled contractual amortization and prepayments, reductions in net loans included provisions for loan losses of $1.4 million during the year ended December 31, 1996, as well as reclassifications from loans to foreclosed properties. While in the past, the Company has placed less emphasis on the origination of consumer and sub-prime loans, which by their nature have greater risk, it is management's intent to emphasize the origination and purchase of various types of consumer and sub-prime loans and, consequently, management expects the balance of such loans to increase.

      Nonperforming Assets. The Company's nonperforming assets, net of specific reserves for collateral-dependent real estate loans ("CDRELs") and foreclosed properties, decreased from $11.3 million at December 31, 1995 to $5.2 million at December 31, 1996, and are summarized as follows:

                                                                   December 31,
                                                          -------------------------------
                                                            1996                  1995
                                                            ----                  ----
                                                                  (in thousands)
      Nonaccrual loans:
         Collateral-dependent real estate loans, net      $   609                $  2,737
         Other                                              2,299                   3,344
      Accruing loans 90 days or more past due                  30                     177
      Troubled debt restructured loans                        223                     143
                                                          -------                --------
           Total nonperforming loans                        3,161                   6,401
      Foreclosed properties, net                            2,054                   4,856
                                                          -------                --------
           Total nonperforming assets                     $ 5,215                $ 11,257
                                                          =======                ========

      Delinquent loans 30-89 days past due                $ 1,491                $  3,164
                                                          =======                ========

      The decrease in nonperforming assets consisted of a $3.2 million decline in nonperforming loans and a $2.8 million decline in foreclosed properties. During 1996, the Bank increased the specific loss allowance on its CDREL secured by a low-income apartment complex in Richmond, Virginia. This credit (the "Richmond Apartments loan") originated in February 1990 and has been modified several times since then in efforts to facilitate a renovation and sale of the apartment complex. Because management has now concluded that the sale of the apartment complex will not occur in the foreseeable future, the Richmond Apartments loan totaling $2.8 million was charged off in its entirety in 1996. Other nonaccrual loans decreased primarily as a result of collections on the Bank's nonaccruing commercial real estate loans to a single borrower that were secured by nursing home facilities.

      The decline in delinquent loans was attributable to the improvement in the mortgage loan portfolio acquired from Home Savings on September 15, 1995 as a result of the transfer of servicing to Essex Home and the more diligent collection efforts. At December 31, 1995, loans 30-59 days past due in the Home Savings portfolio totaled $977,000 and loans 60-89 days past due totaled $381,000 as compared to $185,000 and $70,000, respectively, at December 31, 1996.

      The decrease in foreclosed properties resulted primarily from the 1996 sale of the Bank's largest foreclosed property consisting of 2,554 acres of farmland in Currituck, North Carolina, which resulted in a $2.2 million reduction in foreclosed properties. Also, during 1996 the Company sold the remaining lots and townhouse pads associated with a townhouse development in Richmond, Virginia resulting in a further reduction in foreclosed properties of $321,000.

      A more detailed summary of nonperforming assets at December 31 follows (dollars in thousands):

                                                        1996                   1995                     1994
                                                        ----                   ----                     ----
                                                             % of                    % of                    % of
                                                             Total                   Total                   Total
                                                 Amount      Loans       Amount      Loans       Amount      Loans
                                                 ------      -----       ------      -----       ------      -----
Nonaccrual loans, net:
   First and second mortgages...............     $2,513      1.70%       $ 2,959     1.09%      $  3,158     1.31%
   Construction and development.............        220       .15            378      .14          1,253      .52
   Commercial...............................         22       .01          2,636      .97          2,306      .96
   Consumer.................................        153       .10            108      .04             57      .02
Accruing loans 90 days or more past due.....         30       .02            177      .06            539      .22
Troubled debt restructurings................        223       .15            143      .05          1,049      .44
                                                 ------      ----        -------     ----       --------     ----
     Total nonperforming loans..............      3,161      2.13          6,401     2.35          8,362     3.47
Foreclosed properties, net..................      2,054      1.39          4,856     1.78          5,290     2.19
                                                 ------      ----        -------     ----       --------     ----
     Total nonperforming assets.............     $5,215      3.52%       $11,257     4.13%      $ 13,652     5.66%
                                                 ======      ====        =======     ====       ========     ====

Nonperforming assets to total assets........                 2.99%                   3.32%                   4.61%
Nonperforming loans to total loans..........                 2.13                    2.35                    3.47
Allowance for loan losses to total loans....                 1.73                    1.93                    1.42
Allowance for loan losses to nonaccrual
   loans....................................                87.90                   86.35                   50.62
Allowance for loan losses to nonperforming
   loans....................................                80.86                   82.03                   41.01

                                                        1993                   1992
                                                        ----                   ----
                                                             % of                    % of
                                                             Total                   Total
                                                 Amount      Loans       Amount      Loans
                                                 ------      -----       ------      -----
Nonaccrual loans, net:
   First and second mortgages...............    $ 4,801      2.28%       $10,101     3.85%
   Construction and development.............         17       .01              7        -
   Commercial...............................        513       .25          3,703     1.41
   Consumer.................................         93       .04            196      .08
Accruing loans 90 days or more past due.....      1,136       .54            139      .05
Troubled debt restructurings................      2,948      1.40          2,300      .88
                                                -------      ----        -------     ----
     Total nonperforming loans..............      9,508      4.52         16,446     6.27
Foreclosed properties, net..................      8,582      4.08          8,371     3.20
                                                -------      ----        -------     ----
     Total nonperforming assets.............    $18,090      8.60%       $24,817     9.47%
                                                =======      ====        =======     ====

Nonperforming assets to total assets........                 4.63%                   5.92%
Nonperforming loans to total loans..........                 4.52                    6.27
Allowance for loan losses to total loans....                 1.45                    1.72
Allowance for loan losses to nonaccrual
   loans....................................                56.03                   32.05
Allowance for loan losses to nonperforming
   loans....................................                31.96                   27.30

      Gross interest income that would have been recognized for the years ended December 31, 1996, 1995, and 1994 if nonaccrual loans at the respective dates had been performing in accordance with their original terms approximated $291,000, $678,000, and $406,000, respectively. The Company's future results of operations will be favorably affected if it is able to achieve a further reduction in nonperforming assets without incurring additional material losses.

      The $2.1 million of foreclosed properties included in nonperforming assets at December 31, 1996 is reported net of related reserves totaling $179,000. In addition, approximately $676,000 of losses and write-downs have been previously recognized on foreclosed properties held at December 31, 1996.

      The following table sets forth the types of properties which represent the Company's foreclosed properties (net of related reserves) at December 31 (in thousands):

                                                    1996             1995
                                                    ----             ----
      Residential real estate development
         projects                                  $  390           $  321
      Single-family residential real estate         1,300            1,431
      Land and subdivisions                           364            3,104
                                                   ------           ------
                                                   $2,054           $4,856
                                                   ======           ======

      In addition to the $5.2 million of nonperforming assets at December 31, 1996, as of such date the Company had classified for regulatory purposes an additional approximately $2.3 million of assets (including accrued interest and advances and net of specific loss reserves) based on a rating system adopted by the Company, as compared to $11.3 million of nonperforming assets and $1.9 million of classified assets at December 31, 1995. These loans evidence one or more weaknesses or potential weaknesses and, depending on the regional economy and other factors, may become nonperforming assets in future periods. There can be no assurance that the regulatory examiners would agree with the Company's classification of its assets.

      PMSRs, OMSRs and Loan Premiums. As of December 31, 1996 and 1995, the Company reported $207,000 and $79,000, respectively, of purchased mortgage servicing rights ("PMSRs"), $1.1 million and $1.6 million, respectively, of originated mortgage servicing rights ("OMSRs"), and $565,000 and $1.2 million, respectively, of capitalized loan premiums. The carrying value of the Company's PMSRs, OMSRs and loan premiums are dependent upon the cash flows from the underlying mortgage loans and their carrying value may be impaired if prepayment activity exceeds expectations. While the Company acquired the servicing rights for several mortgage loan portfolios during 1996, the Company's investment in PMSRs is not substantial. Therefore, there should not be any significant amortization or impairment adjustments with respect to PMSRs in the foreseeable future. However, at December 31, 1996, no assurance can be made that further significant amortization or impairment adjustments will not be necessary with respect to the Company's OMSRs or capitalized loan premiums if a lowering of interest rates in the future results in the acceleration of prepayment activity in excess of expectations.

      Deposits. Deposits, the primary source of the Company's funds, decreased by $152.5 million or 53.8% during the year ended December 31, 1996. This decrease was attributable to the sale of the Branches with deposits totaling $167.1 million on their respective sale dates. However, at the Bank's four remaining branches at December 31, 1996, deposits increased $20.8 million during 1996, which reinforces the Committee's conclusions regarding the growth potential provided by the remaining community branch network.

      Borrowings. The Company's borrowings consist of advances from the FHLB, notes payable and subordinated capital notes. FHLB advances decreased by $4.1 million or 13.9% during the year ended December 31, 1996 as a result of scheduled maturities. At December 31, 1996, the unused lendable collateral value for additional FHLB advances was $11.2 million. The Company's notes payable totaled $96,000 and $120,000 at December 31, 1996 and 1995, respectively, and consisted solely of a note payable to the former president of Home Bancorp and Home Savings. For additional information about this obligation, see Note 16 of the Notes to Consolidated Financial Statements. The Bank's subordinated capital notes issued in 1988 and 1989 at interest rates of 11.5% to 12% were redeemed at par in their entirety in August 1996.

      Shareholders' Equity. Total shareholders' equity at December 31, 1996 was $15.1 million, a decrease of $7.5 million from shareholders' equity of $22.6 million at December 31, 1995. This change reflects the Company's net loss of $7.4 million for the year ended December

31, 1996, which is further described below. As previously mentioned, the Series B and Series C preferred stock issued by the Company in connection with the Home Acquisition has a stated value and liquidation preference of $15.0 million, exclusive of cumulative but undeclared dividends and accrued interest thereon of $1.8 million at December 31, 1996.

Results of Operations

      Overview of Business Activity. The Company's results of operations depend substantially on its net interest income, which is the difference between interest income on interest-earning assets, which consist primarily of loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which consist primarily of deposits and borrowings. Net interest income is also impacted by normal amortization and impairment adjustments with respect to loan premiums. The Company's results of operations are also significantly affected by provisions for loan losses, resulting from the Company's assessment of the adequacy of the allowance for loan losses; the level of its noninterest income, including loan servicing and other fees, mortgage banking income and gains from the sale of loans; the level of its noninterest expenses, such as salaries and employee benefits, net occupancy and equipment costs, normal amortization and impairment adjustments with respect to PMSRs and OMSRs, deposit insurance premiums and, in recent periods, expenses associated with the administration of nonperforming and other classified assets.

      The Company's major business segments consist of (i) attracting deposits from the general public and using such deposits, together with borrowings in the form of advances from the FHLB and other sources of funds, for reinvestment in real estate mortgages, other loans, investments and mortgage-backed securities (the "Retail Banking Segment"), and (ii) the origination by Essex First of real estate mortgage loans for sale to third parties with Essex Home providing servicing in certain instances (the "Mortgage Banking Segment"). The Retail Banking Segment depends on the difference between interest earned on loans and investments over interest paid on deposits to fund operating activities and generate a profit. Historically, the Company's branch activities resulted in less reliance on deposit service charges and other ancillary income. However, this strategy is in transition as the Company moves to more traditional banking, albeit through a smaller community branch network.

      The Mortgage Banking Segment depends on gains from the sale of loans in the secondary market and loan servicing income to fund operating expenses. During the years ended December 31, 1996, 1995, and 1994, the predominant percentage of loans originated by the Company were sold on a servicing released basis in order to recognize gains to supplement the core capital of the Bank. In April 1993, the Company began a marketing effort to acquire subservicing contracts resulting in a servicing portfolio that has grown to approximately 13,300 loans with an aggregate principal balance of $1.1 billion at December 31, 1996, which were serviced or subserviced by Essex Home. However, on February 28, 1997, the Company was notified by its largest subservicing client of its intention not to renew its contract beyond June 1, 1997. As of December 31, 1996, the Company serviced approximately 7,000 loans totaling $858.9 million for this client and servicing fee income for 1996 included approximately $409,000 attributable to servicing activities performed for this client. While the Company's management has intensified its marketing efforts in order to minimize the impact of this loss on the earnings performance of the Company, no assurances can be made that this significant servicing volume can be replaced in its entirety in the near term. Management believes, however, that its marketing efforts will be buoyed by the much-improved capital position of the Bank, which is deemed a "well capitalized" institution under the Prompt Corrective Action provisions of the Federal Deposit Insurance Act. In the meantime, the Company is examining expenses associated with the servicing of this client in contemplation of reductions to minimize the loss in servicing fee income.

      See Note 23 of the Notes to Consolidated Financial Statements for the mix of the major business segments based on the allocation of total revenue, loss before income taxes, depreciation and amortization of premises and equipment, and identifiable assets between the Retail Banking Segment and the Mortgage Banking Segment.

      General. The Company's net loss for the year ended December 31, 1996 totaled $7.4 million, compared to a net loss of $1.2 million for the year ended December 31, 1995 and net income of $13.1 million for the year ended December 31, 1994. The Home Acquisition was accounted for using the purchase method of accounting. Therefore, results of operations for the year ended December 31, 1995 have not been restated to reflect the Home Acquisition, which occurred on September 15, 1995.

      During 1996, the Company's operating results benefited from a $3.9 million total premium on deposits sold and a $216,000 gain on sale of premises and equipment in connection with the sale of the Branches described in Note 5 of the Notes to Consolidated Financial Statements. In addition, operating results were favorably impacted by a $153,000 gain on sale of mortgage-backed securities available for sale related to the sale of the Branches. However, the Company's operating results were adversely impacted by a $1.0 million loss on the sale of loans in connection with funding the sale of the Branches and a $7.8 million write down in goodwill associated with the Branches. Excluding the impact of these nonrecurring transactions, the Company incurred a net loss of $2.8 million during 1996, which was a $1.4 million improvement over the $4.2 million loss from continuing operations for the year ended December 31, 1995. This improvement in 1996 was the result of a $1.1 million reduction in loan loss provisions, a $188,000 increase in net interest income and a $294,000 reduction in noninterest expense as a result of gains realized on the sale of foreclosed properties.

      During 1995, the Company's operating results benefited from the recognition of income from extraordinary items attributable to $2.9 million of debt forgiveness. Contemporaneously with the Home Acquisition, PaineWebber Capital Inc. ("PWC") forgave $1.7 million of short-term debt payable by the Company, plus accrued interest thereon, and PaineWebber Inc. ("PWI") and PWC agreed to loan the funds necessary to enable the Company to redeem the Redeemable Preferred Stock for $1 million (the "Redemption Loan") plus accrued dividends. The date of this redemption was September 18, 1995, and the Redemption Loan was forgiven effective that date. In addition, during the first quarter of 1995, EMC sold substantially all of the collateral underlying its credit facility with PWI. The proceeds of the sale were used to pay substantially all of the balance of the credit facility, except for $262,000 of debt that was forgiven by PWI.

      Exclusive of the nonrecurring income from extraordinary items during 1995, the Company incurred a loss from continuing operations of $4.2 million for the year ended December 31, 1995. Operating results benefited from a $500,000 settlement with the Resolution Trust Corporation ("RTC") to satisfy the RTC's recourse obligations as servicer of record for a balloon second mortgage loan portfolio for which the Bank had previously established reserves in 1995. However, the Company's operating results were adversely impacted by loan loss provisions of $2.5 million and lower levels of net interest income and mortgage banking income.

      During the year ended December 31, 1994, the Company benefited from the recognition of $20.4 million of extraordinary gain from forgiveness of debt and $179,000 of income from a change in accounting principle. On October 24, 1994, the Company consummated the closing of the principal aspects of the settlement of class action litigation (the "Litigation Settlement") against the Company and other defendants, as described in Note 3 of the Notes to Consolidated Financial Statements. Under the terms of the Litigation Settlement, PWC and its affiliates forgave approximately $20.7 million of debt owed by the Company and its subsidiaries. The benefit of the debt forgiveness was offset by resulting income taxes of approximately $330,000, and accordingly, the Company recognized a net extraordinary gain of $20.4 million during 1994.

Also, the Company benefited during 1994 from $179,000 of income that was reported as a cumulative effect of a change in accounting principle related to securities classified as available for sale, which resulted from the adoption of Statement of Financial Accounting Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115").

      The Company incurred a loss from continuing operations of $7.5 million during the year ended December 31, 1994. The Company's operating results were adversely impacted by Litigation Settlement expenses of $2.4 million, which primarily consisted of the obligation to issue $1.0 million in Series A Preferred Stock to certain members of the settlement class, a $1.3 million contribution that was made by the Company towards a settlement fund, and the incurrence of certain litigation expenses. Furthermore, operating results were negatively effected by interest expense of $815,000 related to the debt that was forgiven on October 24, 1994, expenses associated with foreclosed properties of $2.3 million and loan loss provisions of $1.6 million. In addition, EMC recorded a $409,000 unrealized loss during 1994 in order to reflect a change in the estimated value of the collateral underlying its credit facility with PWI, which was paid in full on March 15, 1995. However, the Company benefited from a net gain of $772,000 related to the sale during 1994 of its Florida branches.

      Net Interest Income. Net interest income totaled $6.1 million, $5.9 million, and $7.0 million for the years ended December 31, 1996, 1995, and 1994, respectively. In addition, the annualized yield on interest-earning assets was 2.41%, 2.01%, and 2.20% for the years ended December 31, 1996, 1995, and 1994, respectively. The increase from 1995 to 1996 in net interest income and the net yield on interest-earning assets reflects the impact of improvement in the ratio of interest-earning assets to interest-bearing liabilities, which increased from 100.24% during 1995 to 103.98% during 1996. The most significant factors impacting the improvement in net interest income were (i) the improved yield on loans resulting from repricing of adjustable-rate mortgages while interest rates paid on deposits remained constant and (ii) the reduction in higher-costing FHLB advances and notes payable. Offsetting such improvements were the impact of selling higher-yielding first mortgage loans and mortgage-backed securities and maintaining excess liquidity in lower-yielding interest earning assets in anticipation of funding the sales of the Branches. While there was little change in the interest rates paid on deposits from 1995 to 1996, deposits are more sensitive to changes in the interest rate environment. Therefore, a trend of declining interest rates may favorably impact the Company's earnings due to the repricing of significant deposits with shorter maturities as compared to the large amount of interest-earning assets, predominantly loans, which have either fixed interest rates or interest rates that adjust over longer periods.

      The Company's net interest margin decreased from 2.20% during 1994 to 2.01% during 1995 because, notwithstanding the increase in loan yields, the Company's net interest margin for 1995 was more adversely affected by the higher interest rates on deposits that had matured and repriced before the downward trend in interest rates.

      The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are based on month-end balances adjusted for branch sales occurring at or near the end of a month.

                                               1996                               1995                            1994
                                   ------------------------------   -------------------------------   ------------------------------
                                   Average                 Yield/   Average                  Yield/   Average                 Yield/
                                   Balance     Interest     Rate    Balance      Interest     Rate    Balance      Interest    Rate
                                                                          (dollars in thousands)
Interest-earning assets:
  Loans (1)......................  $221,215   $ 17,882      8.08%   $254,548    $ 19,779       7.77%  $256,538   $ 19,557      7.62%
  Investment securities..........    11,012        615      5.59      14,694         836       5.69     25,120      1,168      4.65
  Mortgage-backed securities (2).     6,320        498      7.95      16,991       1,286       7.57     22,255      1,520      6.83
  Federal funds sold and
    securities purchased under
    agreements to resell.........     6,094        319      5.24       4,011         280       6.98      9,506        383      4.02
  Other..........................    10,094        558  (3) 5.38       5,210         366  (3)  6.69      5,417        338 (3)  5.80
                                   --------   --------              --------    --------              --------   --------
     Total interest-earning
       assets ...................   254,735     19,872  (3) 7.80     295,454      22,547  (3)  7.63    318,836     22,966 (3)  7.19
Cash.............................     3,083                            2,739                             2,785
PMSRs ...........................        86                              108                             2,157
Other, less allowance for loan
  losses ........................    11,858                            13,134                           13,605
                                   --------                          --------                         --------
  Total assets...................  $269,762                          $311,435                         $337,383
                                   ========                          ========                         ========

Interest-bearing liabilities:
  Time deposits..................  $183,710     10,620      5.78%   $213,605      12,284       5.75%  $216,723     10,249      4.73%
  Other deposits.................    33,218      1,325      3.99      32,084       1,221       3.81     50,519      1,686      3.34
                                   --------   --------              --------    --------              --------   --------
     Total deposits..............   216,928     11,945      5.51     245,689      13,505       5.50    267,242     11,935      4.47
  Notes payable..................       113         11      9.50       1,360         131       9.61     17,735      1,037      5.85
  FHLB advances..................    27,137      1,626      5.99      46,617       2,798       6.00     50,034      2,771      5.54
  Subordinated capital notes.....       399         52     13.15         621          73      11.78        618         72     11.63
  Other..........................       405        130 (4) 18.32         459         120  (4) 17.94        623        141 (4) 16.72
                                   --------   --------              --------    --------              --------   --------
     Total interest-bearing
        liabilities..............   244,982     13,764 (4)  5.60     294,746      16,627  (4)  5.63    336,252     15,956 (4)  4.73
                                              --------                          --------                         --------
Demand deposits..................     1,433                            1,285                               927
Other............................     4,675                            3,365                             2,957
                                    --------                         --------                          --------
  Total liabilities..............   251,090                          299,396                           340,136

Redeemable preferred stock.......         -                              615                                 -
Shareholders' equity.............    18,672                           11,424                                 -
Partners' capital................         -                                -                            (2,753)
                                    --------                         --------                          --------
  Total liabilities, shareholders'
     equity, and partners' capital  $269,762                         $311,435                          $337,383
                                    ========                         ========                          ========

Net interest earnings............             $  6,108                          $  5,920                         $  7,010
                                              ========                          ========                         ========
Net interest spread (2)(3)(4)....                           2.20%                              2.00%                           2.46%
                                                            ====                              =====                            ====
Net interest margin (2)(3)(4)(5).                           2.41%                              2.01%                           2.20%
                                                            ====                              =====                            ====
Average interest-earning assets
  to average interest-bearing
  liabilities....................                         103.98%                            100.24%                          94.82%
                                                          ======                             ======                           =====

(1) Nonaccrual loans and loans classified as held for sale are included in the average balance of loans.
(2) Calculation is based on historical cost balances of mortgage-backed securities available for sale and does not give effect to changes in fair value that are reflected as a component of shareholders' equity.
(3) Yield calculation in 1996, 1995, and 1994 includes the accretion of net deferred loan fees and excludes $15,140, $17,378, and $23,704, respectively, which consists primarily of interest earned on custodial accounts maintained for servicing investors.
(4)   Rate calculation in 1996, 1995, and 1994 excludes $56,004, $37,995, and
      $37,609, respectively, which consists primarily of interest paid on escrow accounts.
(5) Net interest margin is net interest income divided by average interest-earning assets.

      The following table presents the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

                                                Increase (Decrease) From             Increase (Decrease) From
                                                   1995 to 1996 Due to                   1994 to 1995 Due to
                                               ---------------------------       ------------------------------
                                               Rate     Volume      Net           Rate      Volume       Net
                                               ----     ------      ---           ----      ------       ---
                                                                  (dollars in thousands)
     Interest income on:
       Loans (1)                               $773    $(2,670)   $(1,897)       $   374    $  (152)   $   222
       Investment securities                    (15)      (206)      (221)           224       (556)      (332)
       Mortgage-backed securities                62       (850)      (788)           152       (386)      (234)
       Federal funds sold and securities
         purchased under agreements
         to resell                              (82)       121         39            190       (293)      (103)
       Other interest-earning assets            (82)       274        192             40        (12)        28
                                               ----    -------    -------        -------    -------    -------
               Total interest income (2)        656     (3,331)    (2,675)           980     (1,399)      (419)
                                               ----    -------    -------        -------    -------    -------

     Interest expense on:
       Time deposits                             64     (1,728)    (1,664)         2,184       (149)     2,035
       Other deposits                            60         44        104            406       (871)      (465)
       Notes payable                             (2)      (118)      (120)           414     (1,320)      (906)
       FHLB advances and
         other borrowings                        (5)    (1,167)    (1,172)           223       (196)        27
       Subordinated capital notes                 8        (29)       (21)             1          -          1
       Other interest-bearing
         liabilities                             20        (10)        10              8        (29)       (21)
                                               ----    -------    -------        -------    -------    -------
               Total interest expense           145     (3,008)    (2,863)         3,236     (2,565)       671
                                               ----    -------    -------        -------    -------    -------

               Net interest income             $511    $  (323)   $   188        $(2,256)   $ 1,166    $(1,090)
                                               ====    =======    =======        =======    =======    =======

      (1)   Includes loans classified as held for sale.
      (2)   Includes the amortization of premiums.

      Provision for Loan Losses. The provision for loan losses represents the charge against earnings that is required to fund the allowance for loan losses. The level of the allowance for loan losses is determined by management of the Company based upon its evaluation of the inherent risks within the Company's loan portfolio. This evaluation consists of an ongoing analysis of individual loans and the overall risk characteristics, size and composition of the loan portfolio. The Company also considers, among other things, present and prospective industry trends and regional and national economic conditions, past estimates of loan losses as compared to actual losses, potential problems with sizable loans, large loan concentrations and historical losses on loans. As adjustments become identified through this ongoing managerial assessment, they are reported in the earnings of the period in which they become known.

      For the years ended December 31, 1996, 1995, and 1994, provisions for loan losses amounted to $1.4 million, $2.5 million, and $1.6 million, respectively, which had a significant impact on the Company's results of operations in each of such periods. The level of the provision for loan losses during the periods presented was necessary in order to maintain the allowance for loan losses at an adequate level after it was reduced by net charge-offs of $4.1 million, $1.2 million, and $1.2 million during these respective periods. Net charge-offs for the year ended December 31, 1996 includes the $2.8 million charge-off of the Richmond Apartments loan. The ratio of the allowance for loan losses to total nonperforming loans was 81% at December 31, 1996, 82% at December 31, 1995, and 41% at December 31, 1994. In addition, the ratio of the allowance for loan losses to total loans held for investment was 1.7% at December 31, 1996, 1.9% at December 31, 1995, and 1.4% at December 31, 1994.

      Although management utilizes its best judgment in providing for possible losses, there can be no assurance that the Company will not have to increase its provision for loan losses in the future as a result of unforeseen changes in the portfolio. Any such increase could adversely affect the Company's results of operations. In addition, the Office of Thrift Supervision ("OTS"), as an integral part of its regulatory examination process, periodically reviews the Company's allowance for loan losses and the carrying value of its other nonperforming assets. The OTS may require the Company to recognize additions to its allowance for losses on loans and allowance for losses on foreclosed properties based on the OTS' judgment about information available to it at the time of its examination.

      Noninterest Income. The following table sets forth information regarding noninterest income for the years ended December 31:

                                                           1996              1995             1994
                                                           ----              ----             ----
         Loan servicing fees.........................   $1,665,768        $1,765,617       $1,858,503
         Mortgage banking income.....................      577,130           504,715          628,895
         Other service charges and fees.                   497,316           428,811          386,636
         Net gain (loss) on sales of:
           Securities................................      153,188              --           (114,430)
           Loans.....................................   (1,018,185)          115,538          460,018
           Deposits..................................    1,940,010              --            484,689
         Other.......................................      466,519           357,309          363,397
                                                        ----------        ----------       ----------
                                                        $4,281,746        $3,171,990       $4,067,708
                                                         =========         =========        =========

      Total noninterest income amounted to $4.3 million during the year ended December 31, 1996, a $1.1 million or 35.0% increase from the $3.2 million recognized during the year ended December 31, 1995. The increase resulted from the gains on sales of securities, deposits and premises and equipment, which totaled $2.3 million, associated with the sale of the Branches described in Note 5 of the Notes to Consolidated Financial Statements, which were partially offset by a $1.0 million loss on loans sold to partially fund the sale of the Branches. Exclusive of these transactions related to the sale of the Branches, noninterest income decreased $181,000 during the year ended December 31, 1996, which resulted from a $107,000 decrease in other noninterest income during 1996 and the nonrecurrence of the $115,000 gain on sale of loans recognized during 1995 as a result of a loan sale required to ensure compliance with regulatory growth restrictions in effect prior to the Home Acquisition.

      Loan servicing fees and other service charges and fees (primarily consisting of ancillary fees associated with Essex Home's loan servicing) decreased in the aggregate $31,000 or 1.4% during the year ended December 31, 1996. The decrease was primarily attributable to the loss of a third-party servicing contract in 1995 caused by the Bank's capital deficiency at the time.

      Mortgage banking income increased $72,000 or 14.3% during 1996 as a result of an increase in mortgage banking activity at Essex First, which was attributable to the lower interest rate environment. Essex First was adversely impacted during 1995 by a lower volume of loan refinancings, which was attributable to higher mortgage rates and a general slowdown in refinancings.

      Total noninterest income amounted to $3.2 million during the year ended December 31, 1995, an $896,000 or 22.0% decrease from the $4.1 million recognized during the year ended December 31, 1994. The primary reason for the decline in total noninterest income was the nonrecurrence of the net gain of $772,000 recognized in the second quarter of 1994 related to the sale of the Florida branches, which consisted of a $485,000 net gain on sale of deposits, a $338,000 gain on sale of loans, a $79,000 gain on sale of fixed assets, and a $130,000 loss on sale of securities.

      Mortgage banking income decreased $124,000 or 19.7% during the year ended December 31, 1995 as a result of a decrease in loan origination volume. The level of mortgage banking activity at Essex First was adversely impacted by a lower volume of loan refinancings, which was attributable to higher mortgage rates during the first half of 1995 and sustained adverse publicity related to the Bank's capital deficiency.

      Loan servicing fees and other service charges and fees decreased in the aggregate $51,000 or 2.3% during the year ended December 31, 1995. In April 1993, the Company began a marketing effort to acquire subservicing contracts as a means of generating loan servicing fees and ancillary income. By the end of 1993, the Company had entered into a subservicing contract for a loan portfolio that approximated $430 million at December 31, 1994. The Company began subservicing this loan portfolio during the first quarter of 1994, and this portfolio increased to $682 million by the end of 1995. Also by the end of 1994, the Company had entered into several additional subservicing contracts, which when combined with the other subservicing provided significant flow basis servicing. Nevertheless, the additional income from subservicing contracts was partially offset by the loss of a third-party servicing contract in 1995 caused by the Bank's capital deficiency.

      Noninterest Expense. The following table sets forth certain information regarding noninterest expense for the years ended December 31:

                                                           1996              1995             1994
                                                           ----              ----             ----
         Salaries and employee benefits..............  $ 4,554,540       $ 4,387,760      $ 4,926,398
         Net occupancy and equipment.................    1,470,284         1,671,352        1,713,908
         Deposit insurance premiums..................      674,730           722,106          911,716
         Amortization of intangible assets...........    7,011,288           956,257        1,359,738
         Service bureau fees.........................      599,207           523,526          468,598
         Professional fees...........................      507,031           476,224          718,892
         Foreclosed properties, net..................     (175,055)          187,715        2,315,222
         Litigation settlement expenses..............            -                 -        2,390,105
         Other.......................................    1,713,958         1,845,102        2,173,970
                                                       -----------       -----------      -----------
                                                       $16,355,983       $10,770,042      $16,978,547
                                                       ===========       ===========      ===========

      Total noninterest expense amounted to $16.4 million during the year ended December 31, 1996, an increase of $5.6 million or 51.9% from the $10.8 million recognized during the year ended December 31, 1995. The largest portion of the increase in noninterest expense was attributable to the $6.1 million increase in the amortization of intangible assets. The Company recorded goodwill of approximately $8.6 million in connection with the Home Acquisition, which was being amortized on an accelerated basis over 15 years. For the year ended December 31, 1996, normal amortization of this goodwill totaled $541,000. As a result of the Bank's decision to sell certain of the branches acquired in the Home Acquisition, the Bank recognized additional amortization of $5.9 million during the second quarter of 1996. Exclusive of the write down of goodwill, noninterest expense as a percent of average assets was 3.9% for the year ended December 31, 1996, as compared to 3.5% for the year ended December 31, 1995.

      Salaries and employee benefits increased $167,000 or 3.8% during 1996. This increase resulted primarily from a $378,000 increase in compensation expense associated with certain of the Company's stock options, which are described in Note 19 of the Notes to Consolidated Financial Statements. This increase was partially offset by the impact of the sale of the Branches on the number of personnel at the Bank, which declined from 79 as of December 31, 1995 to 50 as of December 31, 1996. Overall, the number of the Company's full-time and part-time employees declined from 152 as of December 31, 1995 to 114 as of December 31, 1996. The impact of these staff reductions on reducing personnel expenses will be more pronounced in future periods.

      Net occupancy and equipment expense decreased $201,000 or 12.0% during 1996. While the Bank incurred additional occupancy expense during most of 1996 attributable to the branches acquired in connection with the Home Acquisition, it was more than offset by reductions resulting from the downsizing of the Company's leased corporate facilities and the closure of Essex First's loan production offices in Chesapeake and Manassas, Virginia.

      Deposit insurance premiums decreased $47,000 or 6.6% during 1996. This decrease reflects the reduction in the deposit assessment base resulting from the Branch sales, as well as the improvement in the Bank's risk classification for assessment purposes. Refer to "Regulatory Matters" below for a discussion of matters impacting the Company's deposit assessment in the future.

      Service bureau expense increased $76,000 or 14.5% during 1996. This increase reflects the impact of the higher deposit levels throughout most of 1996 attributable to the branches acquired in connection with the Home Acquisition and deposit growth during 1996. In addition, service bureau expense increased at Essex Home as a result of an increase in the servicing portfolio during 1996.

      Foreclosed properties expense decreased $363,000 during 1996 as a result of (i) a gain of $295,000 on the sale of the Bank's largest foreclosed property consisting originally of 2,554 acres of farmland located in Currituck, North Carolina and (ii) a gain of $69,000 on the sale of the remaining lots and townhouse pads associated with a townhouse development in Richmond, Virginia.

      The significant components of other miscellaneous noninterest expense for the years ended December 31, 1996 and 1995 are presented below:

                                                                                            Change
                                                   1996               1995            Amount      Percent
                                                   ----               ----            ------      -------
         Loan expense.......................    $  280,041        $  208,747         $  71,294     34.2%
         Telephone..........................       225,599           279,228           (53,629)   (19.2)
         Postage and courier................       200,300           198,993             1,307       .7
         Stationery and supplies............       131,572           198,086           (66,514)   (33.6)
         Advertising and marketing..........       185,191           237,628           (52,437)   (22.1)
         Corporate insurance................       182,009           157,364            24,645     15.7
         Travel.............................        76,301            80,682            (4,381)    (5.4)
         Provision for servicing losses.....        26,000             9,000            17,000    100.0+
         Other..............................       406,945           475,374           (68,429)   (14.4)
                                                ----------        ----------         ---------
                                                $1,713,958        $1,845,102         $(131,144)    (7.1)
                                                ==========        ==========         =========

      Total noninterest expense amounted to $10.8 million during the year ended December 31, 1995, a decrease of $6.2 million or 36.6% from the $17.0 million recognized during the year ended December 31, 1994. Total noninterest expense as a percentage of average total assets amounted to 3.5% for the year ended December 31, 1995, as compared to 5.0% for the year ended December 31, 1994.

      The largest portion of the decrease in noninterest expense is the result of nonrecurring litigation settlement expenses of $2.4 million which were recorded in 1994. In addition, expenses associated with foreclosed properties decreased $2.1 million or 91.9% during the year ended December 31, 1995. The provision for losses on foreclosed properties amounted to $79,000 during the year ended December 31, 1995, as compared to $1.9 million during the year ended December 31, 1994. A $1.1 million provision for losses relating to farmland in North Carolina was recognized in 1994; whereas, no provision for losses on this property was required in 1995. The remaining decrease in the provision for losses on foreclosed properties reflects the decreased level of foreclosed properties, which declined from $8.6 million at December 31, 1993 to $4.9 million at December 31, 1995.

      Another portion of the decrease in noninterest expense is accounted for by a $403,000 decrease in amortization of intangible assets. Normal amortization of PMSRs and excess servicing for the year ended December 31, 1995 was $580,000 compared to $815,000 for the year ended December 31, 1994. Also, as a result of the prepayment of the loans underlying the PMSRs and excess servicing in excess of expectations, additional amortization to record impairment adjustments totaling $90,000 was required during 1994, whereas no impairment adjustments were required during 1995. The decrease in amortization of intangible assets was also attributable to a nonrecurring write-off of miscellaneous intangible assets during 1994.

      Also included in amortization of intangible assets for the year ended December 31, 1995 was $314,000 associated with the amortization of the $8.6 million excess of cost over net assets acquired in connection with the Home Acquisition, which was being amortized using an accelerated method over 15 years.

      Salaries and employee benefits decreased $539,000 or 10.9% during the year ended December 31, 1995. The decrease is attributable to the lower level of mortgage origination activities and a streamlining of operations, which resulted in a 17.4% reduction in the number of full-time and part-time employees from 184 at January 1, 1994 to 152 at December 31, 1995, despite an increase of 19 employees due to the Home Acquisition.

      Net occupancy and equipment expense declined $43,000 or 2.5% during the year ended December 31, 1995. This reduction was attributable to the sale of the Bank's three Florida branches on June 30, 1994, and the renewal of the corporate headquarters lease at a lower cost. These reductions were partially offset by additional costs incurred during 1995 in connection with the opening of three loan production offices by Essex First, and costs associated with relocating the Bank's branches in Richmond, Virginia and Charlotte, North Carolina. These branch relocations were completed in May 1995. In addition, net occupancy and equipment expense included expenses for branches acquired in connection with the Home Acquisition, including the costs of relocating the Norfolk, Virginia branch and consolidating the Newport News, Virginia branch with an existing branch.

      Deposit insurance premiums decreased by $190,000 or 20.8% during the year ended December 31, 1995, which was primarily attributable to lower assessed deposit levels. Professional fees decreased $243,000 or 33.8% due primarily to nonrecurring legal fees incurred during 1994 in connection with the merger of the Partnership and the Bank's former holding company into the Company during January 1995. Service bureau expense increased $55,000 or 11.7% primarily because of nonrecurring charges for the conversion of mortgage loans acquired in connection with the Home Acquisition and an increase in loan servicing volume at Essex Home.

      The significant components of other miscellaneous noninterest expense for the years ended December 31, 1995 and 1994 are presented below:

                                                                                            Change
                                                   1995              1994              Amount     Percent
                                                   ----              ----              ------     -------
         Loan expense.......................    $  208,747        $  339,138         $(130,391)   (38.4)%
         Telephone..........................       279,228           305,293           (26,065)    (8.5)
         Postage and courier................       198,993           183,181            15,812      8.6
         Stationery and supplies............       198,086           173,761            24,325     14.0
         Advertising and marketing..........       237,628           351,122          (113,494)   (32.3)
         Corporate insurance................       157,364           172,885           (15,521)    (9.0)
         Travel.............................        80,682            85,772            (5,090)    (5.9)
         Provision for servicing losses.....         9,000            89,873           (80,873)   (90.0)
         Other..............................       475,374           472,945             2,429       .5
                                                ----------        ----------         ---------    -----
                                                $1,845,102        $2,173,970         $(328,868)   (15.1)
                                                ==========        ==========         =========    =====

      Provision For Income Taxes. There was no income tax provision recognized for financial reporting purposes during the years ended December 31, 1996, 1995, or 1994 because the Company had significant net operating loss carryforwards, which approximated $21.1 million at December 31, 1996. Also, until consistent profitability is demonstrated, deferred income tax assets related to the Company's net operating loss carryforwards and temporary differences will not be recognized. In connection with the Litigation Settlement described herein, approximately $20.7 million of notes payable were forgiven, which reduced the net operating loss carryforwards of the Company by approximately $20.0 million and resulted in alternative minimum taxes of approximately $330,000. For additional information, see Notes 3 and 14 of the Notes to Consolidated Financial Statements.

Asset and Liability Management

      The Bank, like other thrift institutions, is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. The lending activities of thrift institutions, including the Bank, have historically emphasized the origination of long-term loans secured by single-family residences, and the primary source of funds for such institutions has been deposits. The deposit accounts of thrift institutions largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term loans, has historically caused the income earned by thrift institutions, including the Bank, on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds. While having liabilities that reprice more frequently than assets is generally beneficial to net interest income in times of declining interest rates, such an asset/liability mismatch is generally unfavorable during periods of rising interest rates. To reduce the effect of adverse changes in interest rates on its operations, the Bank has implemented the asset and liability management policies described below.

      The Bank has established an Asset and Liability Management Committee that meets quarterly in order to structure and price the Bank's assets and liabilities so as to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates.

      The Bank's Asset and Liability Management Committee, following its formation in 1992, implemented asset and liability management policies designed to better match the maturities and repricing terms of the Bank's interest-earning assets and interest-bearing liabilities in order to minimize the adverse effects of material and prolonged increases in interest rates on the Bank's results of operations. The Bank has undertaken a variety of strategies to reduce its exposure to interest rate fluctuations, including (i) emphasizing investment in adjustable-rate single-family residential loans ("ARMs") or shorter-term (seven years or less), fixed-rate single-family residential loans;
(ii) selling longer-term (over seven years), fixed-rate single-family residential loans in the secondary market; (iii) purchasing adjustable-rate mortgage-backed securities; (iv) maintaining higher liquidity by holding short-term investments and cash equivalents; and (v) increasing the average maturity of the Bank's interest-bearing liabilities by utilizing long-term advances and attempting to attract longer-term retail deposits.

      The effect of interest rate changes on a financial institution's assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity "gap" is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds interest rate sensitive assets. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely.

      As a result of the acquisition of Home Savings, whose loans were predominantly fixed-rate mortgage loans with maturities in excess of seven years, and whose deposits were predominantly fixed-rate certificates with maturities of one year or less, the Bank's one-year interest rate sensitivity gap amounted to a negative 7.7% of total assets at December 31, 1995. However, through the balance sheet restructuring that resulted from the sale of the Branches during 1996, the Bank was able to significantly improve its one-year interest rate sensitivity gap to approximately zero as of December 31, 1996. Furthermore, the total cumulative ratio of interest earning assets to interest-bearing liabilities increased from 97.2% as of December 31, 1995 to 101.4% as of December 31, 1996.

      The following table presents the difference between the Bank's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 1996. This table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain assets and liabilities is subject to competition and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes. In addition, the following table presents information as of December 31, 1996 and is not necessarily indicative of the Bank's interest rate sensitivity at any other time.

                                    0 to       7 months      1-3         3-5        Over 5        Total     % of
                                  6 months     to 1 year    years       years        years       Balance    Total
                                  --------     ---------    -----       -----        -----       -------    -----
                                                              (dollars in thousands)
Interest-earning assets:
Loans receivable and
  mortgage-backed securities:
    First mortgage:
      Adjustable-rate             $ 42,616     $17,980   $   2,416    $  4,856   $    --        $  67,868    42.5%
      Fixed-rate                     4,733       4,283      15,290      17,981      16,696         58,983    37.0
    Second mortgage                  5,265         816       2,642       1,854       1,148         11,725     7.4
    All other                        2,619       1,024       4,602         182        --            8,427     5.3
Investments                         10,368       2,000        --          --          --           12,368     7.8
                                  --------     -------   ---------    --------   ---------      ---------    ----

    Total                           65,601      26,103      24,950      24,873      17,844      $ 159,371   100.0%
                                                                                                =========   =====

Interest-bearing liabilities:
    Deposits                        48,784      27,636      40,019      10,949       3,657      $ 131,045    83.4%
    Fixed-rate borrowings            6,100       7,105       9,090         792        --           23,087    14.7
    Variable-rate borrowings         3,000        --          --          --          --            3,000     1.9
                                  --------     -------   ---------    --------   ---------      ---------    ----

    Total                           57,884      34,741      49,109      11,741       3,657      $ 157,132   100.0%
                                                                                                =========   =====

Effect of off-balance sheet
    items (1)                          721         186        (197)       (159)       (572)
                                  --------    --------    --------    --------   ---------

Maturity gap                      $  8,438     $(8,452)  $ (24,356)   $ 12,973   $  13,615
                                  ========     =======   =========    ========   =========

Cumulative gap                    $  8,438     $   (14)  $ (24,370)   $(11,397)  $   2,218
                                  ========     =======   =========    ========   =========

Cumulative gap as a percent
    of total assets                    4.8%         0.0%     (14.0)%      (6.5)%       1.3%
                                  ========     =======   =========    ========   =========

Cumulative ratio of interest-
    earning assets to interest-
    bearing liabilities              113.3%       99.0%       82.3%       92.2%      101.4%
                                  ========     =======   =========    ========   =========


(1) Reflects the effect of entering into commitments with third parties to sell loans.

      Data for the table above was obtained from the FHLB Interest Rate Risk Service Sensitivity Report, adjusted in some cases where management was able to use more detailed information than was available to the FHLB. Using the Bank's Thrift Financial Report, which details scheduled maturity and interest rates, the FHLB applies asset prepayment rates and deposit retention rates which management believes to be reasonable in determining the interest rate sensitivity gaps.

      The Bank utilizes interest rate sensitivity analyses, as developed by the OTS, to measure the changes in net portfolio value ("NPV"), expressed as a percentage of the Bank's market value of assets, assuming certain percentage changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. In August 1993, the OTS adopted a final rule incorporating an interest-rate risk component into the risk-based capital regulation. Under the rule, an institution with a greater than "normal" level of interest rate risk will be subject to a deduction of its interest rate risk component from total capital for purposes of calculating its risk-based capital requirement. The final rule was effective January 1, 1994. However, the date that institutions are first required to deduct the interest rate risk component has been postponed indefinitely until a final rule is published by the OTS. The table below presents the Bank's NPV as of December 31, 1996, as calculated by the OTS, based on information provided to the OTS by the Bank. Based upon the

OTS calculations there would not have been an interest rate risk component for the Bank as of December 31, 1996.

                                                      Net Portfolio Value
                                  --------------------------------------------------------
                                                                   Change
                                                        ----------------------------------
     Change in Interest Rates                                              % of Estimated
          in Basis Points                                                  Market Value of
           (Rate Shock)            Amount                 $                 Total Assets
           ------------            ------               -------             ------------
                                       (Dollars in Thousands)
               400                $14,283               $(6,968)                (3.26)%
               300                 16,461                (4,790)                (2.17)
               200                 18,535                (2,715)                (1.18)
               100                 20,244                (1,007)                 (.40)
             Static                21,251                  --                     --
              (100)                21,537                   286                   .05
              (200)                21,098                  (152)                 (.25)
              (300)                20,596                  (655)                 (.58)
              (400)                20,493                  (757)                 (.72)

Liquidity and Commitments

      Liquidity refers to the Company's ability to generate sufficient cash to meet the funding needs of current loan demand, savings deposit withdrawals, and to pay operating expenses. The Company generally has no significant source of income other than dividends from its subsidiaries. As a result of prior regulatory examinations, the Company and the Bank had entered into Supervisory Agreements with the OTS which precluded the Bank from making dividend payments to the Company. While these Supervisory Agreements are no longer in effect as a result of the Home Acquisition, the Company is still obligated to comply with the spirit of the agreements. Consequently, the Company's source of funds is currently limited to assessments to its subsidiaries for certain operating expenses, tax payments, if any, by such subsidiaries to the Company, and asset sales.

      The Bank is required under applicable federal regulations to maintain specified levels of "liquid" investments in qualifying types of United States Treasury, federal agency and other investments having maturities of five years or less. Regulations currently in effect require the Bank to maintain liquid assets of not less than 5% of its net withdrawable accounts plus short-term borrowings, of which short-term liquid assets must consist of not less than 1%. These levels are changed from time to time by the OTS to reflect economic conditions.

      It is management's policy to maintain greater liquidity than required in order to be in a position to fund loan purchases and originations, to meet withdrawals from deposit accounts, and to make investments that take advantage of interest rate spreads. The Bank's regulatory liquidity ratio at December 31, 1996 and 1995 amounted to approximately 7.26% and 7.32%, respectively.

      The Bank monitors its liquidity in accordance with internal guidelines and applicable regulatory requirements. The Bank's need for liquidity is affected by loan demand and net changes in deposit levels. The Bank can minimize the cash required during the times of heavy loan demand by modifying its credit policies or reducing its marketing efforts. Liquidity demand caused by net reductions in deposits are usually caused by factors over which the Bank has limited control. The Bank derives its liquidity from both its assets and liabilities. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices and by utilizing unpledged assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits, advances from the FHLB and other borrowings.

      The Bank's liquidity management is both a daily and long-term function of funds management. Liquidity is generally invested in short-term investments such as federal funds sold, certificates of deposit, and in U.S. Treasury and U.S. Government agency securities of maturities of five years or less. If the Bank requires funds which cannot be generated internally (i.e., funds generated through contractual maturities of loans), borrowings from the FHLB may provide an additional source of funds. At December 31, 1996, the Bank had $25.7 million in outstanding borrowings from the FHLB. The Bank has not relied upon brokered deposits as a source of new liquidity, and does not anticipate a change in this practice in the foreseeable future.

      The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 1996, the Bank had outstanding commitments (including unused lines of credit) to originate and/or purchase mortgage and non-mortgage loans of $3.6 million. Certificates of deposit which are scheduled to mature within one year totaled $61.3 million at December 31, 1996, and borrowings from the FHLB that are scheduled to mature within the same period amounted to $16.1 million. Essex First's commitments to originate residential construction builder loans and construction/permanent loans totaled $28.6 million and $7.8 million, respectively, as of December 31, 1996.

Regulatory Capital

      The Bank is required pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and OTS regulations promulgated thereunder to have (i) tangible capital equal to 1.5% of adjusted total assets,
(ii) core capital equal to 3.0% of adjusted total assets, and (iii) total capital equal to 8.0% of risk-weighted assets. As of December 31, 1996, the Bank's tangible and core capital amounted to 8.66% of adjusted total assets and the Bank's total capital amounted to 14.73% of risk-weighted assets and, consequently, the Bank was in compliance with its core and risk-based capital requirements as of such date.

      Furthermore, the federal regulations under the Federal Deposit Insurance Corporation ("FDIC") Improvement Act of 1991 classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I core capital, Tier I risk-based capital, and total risk-based capital. At December 31, 1996, the Bank's Tier I core, Tier I risk-based, and total risk-based capital ratios were 8.66%, 13.48%, and 14.73%, respectively, compared to the minimum capital standards to be "well capitalized" under the FDIC Improvement Act of 1991 ("FDICIA") of =>5%, =>6%, and =>10%, respectively. As a result, the dollar amount of the excess in the Bank's Tier I core, Tier I risk-based, and risk-based regulatory capital under FDICIA totaled $6.4 million, $8.4 million, and $5.3 million, respectively, at December 31, 1996.

      The OTS has proposed to modify the core capital requirement. Under the OTS proposal, only savings institutions rated a composite 1 under the OTS CAMEL rating system will be permitted to operate at or near the regulatory minimum leverage ratio of 3%. For all other savings institutions, the minimum core capital leverage ratio will be 3% plus at least an additional 100 to 200 basis points. Furthermore, as discussed above, the OTS has also issued a rule adding an interest rate risk component to its risk-based capital requirement. See "Asset and Liability Management" for a description of this rule.

      Deposits of the Bank are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the deposit insurance fund that covers most commercial bank deposits, are statutorily required to be recapitalized to a ratio of 1.25% of insured reserve deposits. The BIF has achieved the required reserve ratio, and as a result, the FDIC reduced the average deposit insurance premium paid by BIF-insured banks to a level substantially below the average premium paid by savings institutions. Banking legislation was enacted on September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The legislation provided that all insured depository institutions with SAIF-assessable deposits as of March 31, 1995 pay a special one-time assessment to recapitalize the SAIF. Pursuant to this legislation, the FDIC promulgated a rule that established the special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF-assessable deposits held by affected institutions as of March 31, 1995. However, as a result of the Bank's financial condition, on November 8, 1996, the Bank was notified by the FDIC that its application for exemption had been approved. As a result, the Bank was exempt from paying the special one-time assessment (which would have amounted to $1.8 million). Instead, the Bank will continue to pay future assessments through 1999 at the assessment rate schedule in effect as of June 30, 1995. Therefore, as of December 31, 1996, the Bank's annual assessment for deposit insurance was 30 basis points of insured deposits as opposed to 6.4 basis points of insured deposits (the assessment rate for "well capitalized" savings institutions).

      Another component of the SAIF recapitalization plan provides for the merger of the SAIF and the BIF on January 1, 1999, provided no insured depository institution is a savings association on that date. If legislation is enacted which required the Bank to convert to a bank charter, the Company would become a bank holding company subject to the more restrictive activity limits imposed on bank holding companies unless special grandfather provisions are included in the legislation. The Company does not believe that its activities would be materially affected in the event that it was required to become a bank holding company. In addition, although a merger of the insurance funds will not become effective until 1999, insured depository institutions must begin paying in 1997 a portion of the interest due annually on the Financing Corporation ("FICO") bonds issued in the 1980s to provide funding for the SAIF. The FICO annualized assessment rate for the first semi-annual period of 1997 will approximate 6.5 basis points on SAIF-assessable deposits.

Quarterly Results of Operations

      Fourth Quarter Operations. Included in 1996 fourth quarter operations is a $351,000 net gain on the sale of foreclosed properties, which was primarily attributable to the completion of the sale of the Bank's largest foreclosed property consisting of 2,554 acres of farmland located in Currituck, North Carolina.

      Quarterly unaudited financial data for the years ended December 31, 1996 and 1995 is presented below (dollars in thousands, except per unit data).

                                                                     Year Ended December 31, 1996
                                                  -------------------------------------------------------------
                                                    1st                 2nd             3rd               4th
                                                  Quarter             Quarter         Quarter           Quarter
                                                  -------             -------         -------           -------
         Net interest income                       $ 1,767            $ 1,651          $ 1,477         $ 1,213
         Provision for loan losses                    --                  803              575              33
                                                   -------            -------          -------         -------
         Net interest income after
            provision for loan losses                1,767                848              902           1,180
         Noninterest income                          2,007                682              833             760
         Noninterest expenses                        3,178              9,047            2,488           1,643
                                                   -------            -------          -------         -------
         Net income (loss)                         $   596            $(7,517)         $  (753)        $   297
                                                   ========           =======          ========        =======

         Net income (loss) per common and
             common equivalent share               $    .04           $ (7.15)         $   (.72)       $   .01
                                                   ========           =======          ========        =======

                                                                   Year Ended December 31, 1995
                                                  -------------------------------------------------------------
                                                    1st                 2nd             3rd               4th
                                                  Quarter             Quarter         Quarter           Quarter
                                                  -------             -------         -------           -------
         Net interest income                       $ 1,661            $ 1,313          $ 1,259         $ 1,687
         Provision for loan losses                   1,595                597              154             131
                                                   -------            -------          -------         -------
         Net interest income after
            provision for loan losses                   66                716            1,105           1,556
         Noninterest income                            793                711              708             960
         Noninterest expenses                        2,755              2,620            2,538           2,857
                                                   -------            -------          -------         -------
         Income (loss) before extraordinary
            items                                   (1,896)            (1,193)            (725)           (341)
         Extraordinary items                           262               --              2,683               -
                                                   -------            -------          -------         -------
         Net income (loss)                         $(1,634)           $(1,193)         $ 1,958         $  (341)
                                                   ========           =======          ========        =======

         Earnings (loss) per common and
           common equivalent share:
           Net loss before extraordinary
              items                                $ (1.81)           $ (1.14)         $  (.31)        $  (.66)
           Extraordinary items                         .25                 --             1.16                -
                                                   -------            -------          -------         -------
           Net income (loss)                       $ (1.56)           $ (1.14)         $   .85         $  (.66)
                                                   ========           =======          ========        =======

                        Report of Independent Accountants

February 25, 1997

To the Board of Directors and Shareholders of Essex Bancorp, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity, of partners' capital and of cash flows present fairly, in all material respects, the financial position of Essex Bancorp, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As further discussed in Note 21 to the financial statements, the Company's bank subsidiary meets applicable regulatory capital requirements as of December 31, 1996, and management expects the Bank will maintain capital compliance through 1997. The Board of Directors and management of the Company and the Bank continue to evaluate strategies to achieve profitable operations and possibilities for corporate restructuring.

As discussed in Note 2, in 1994 the Company adopted FAS 115 which changed the method of accounting for investments.

PRICE WATERHOUSE LLP

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1996 and 1995

                                                                                 1996          1995
                                                                                 ----          ----
ASSETS
    Cash .................................................................  $  1,824,160  $  3,262,080
    Interest-bearing deposits ............................................     1,727,091     7,833,638
    Federal funds sold and securities purchased under agreements to resell     2,644,000     4,913,000
                                                                            ------------  ------------
             Cash and cash equivalents ...................................     6,195,251    16,008,718
    Federal Home Loan Bank stock .........................................     2,540,000     3,602,800
    Securities available for sale - cost approximates market .............         9,162     1,493,646
    Securities held for investment - market value of $5,890,000 in 1996
      and $7,840,000 in 1995 .............................................     6,003,219     7,998,631
    Mortgage-backed securities available for sale - cost of
      $13,590,000 in 1995 ................................................          --      13,744,471
    Mortgage-backed securities held for investment - market value of
      $1,869,000 in 1996 and $1,806,000 in 1995 ..........................     1,905,327     1,905,554
    Loans, net of allowance for loan losses of $2,556,000 in 1996 and
      $5,251,000 in 1995 .................................................   145,550,845   266,631,520
    Loans held for sale ..................................................     2,462,525     3,263,060
    Purchased and originated mortgage servicing rights ...................     1,349,160     1,634,307
    Foreclosed properties, net ...........................................     2,054,213     4,855,887
    Accrued interest receivable ..........................................     1,147,933     2,148,779
    Excess of cost over net assets acquired, less accumulated
      amortization of $2,016,000 in 1996 and $2,562,000 in 1995 ..........       221,815     8,577,073
    Advances for taxes, insurance, and other .............................       790,928       669,557
    Premises and equipment, net ..........................................     2,485,122     4,121,922
    Other assets .........................................................     1,551,352     2,068,489
                                                                            ------------  ------------
             Total Assets ................................................  $174,266,852  $338,724,414
                                                                            ============  ============



                                    Continued

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEETS (continued)
                           December 31, 1996 and 1995

                                                                            1996            1995
                                                                            ----            ----
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
    Deposits:
      Noninterest-bearing ...........................................  $   1,070,037   $   1,495,976
      Interest-bearing ..............................................    129,963,341     282,001,130
                                                                       -------------   -------------
             Total deposits .........................................    131,033,378     283,497,106
    Federal Home Loan Bank advances .................................     25,690,000      29,833,333
    Notes payable ...................................................         96,142         120,203
    Capital lease obligations .......................................        385,251         424,956
    Subordinated capital notes ......................................           --           627,858
    Mortgages payable on foreclosed properties ......................         10,391          25,258
    Other liabilities ...............................................      1,945,988       1,566,048
                                                                       -------------   -------------
             Total Liabilities ......................................    159,161,150     316,094,762

    Commitments and contingencies

SHAREHOLDERS' EQUITY
    Series B preferred stock, $.01 par value (Note 18):
      Authorized shares - 2,250,000
      Issued and outstanding shares - 2,125,000 in 1996 and 1995 ....         21,250          21,250
    Series C preferred stock, $.01 par value (Note 18):
      Authorized shares - 125,000
      Issued and outstanding shares - 125,000 in 1996 and 1995 ......          1,250           1,250
    Common stock, $.01 par value:
      Authorized shares - 10,000,000
      Issued and outstanding shares - 1,053,379 in 1996 and 1,049,684
         in 1995 ....................................................         10,534          10,497
    Capital in excess of par ........................................     23,659,333      23,652,135
    Holding gain on securities available for sale ...................           --           154,174
    Accumulated deficit .............................................     (8,586,665)     (1,209,654)
                                                                       -------------   -------------
             Total Shareholders' Equity .............................     15,105,702      22,629,652
                                                                       -------------   -------------
             Total Liabilities and Shareholders' Equity .............  $ 174,266,852   $ 338,724,414
                                                                       =============   =============


                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For the years ended December 31, 1996, 1995 and 1994

                                                           1996          1995          1994
                                                           ----          ----          ----
INTEREST INCOME
    Loans, including fees ...........................  $ 17,881,529   $19,778,781  $ 19,556,759
    Federal funds sold and securities purchased
      under agreements to resell ....................       319,298       279,909       382,320
    Investment securities, including dividend income        615,429       836,637     1,168,086
    Mortgage-backed securities ......................       497,879     1,285,889     1,520,243
    Other ...........................................       558,139       365,821       338,122
                                                       ------------   -----------  ------------
             Total Interest Income ..................    19,872,274    22,547,037    22,965,530
                                                       ------------   -----------  ------------
INTEREST EXPENSE
    Deposits ........................................    11,945,273    13,504,940    11,934,954
    Federal Home Loan Bank advances .................     1,625,574     2,797,688     2,770,704
    Notes payable ...................................        10,750       130,705     1,036,737
    Subordinated capital notes ......................        52,444        73,183        71,834
    Other ...........................................       130,297       120,284       141,777
                                                       ------------   -----------  ------------
             Total Interest Expense .................    13,764,338    16,626,800    15,956,006
                                                       ------------   -----------  ------------

             Net Interest Income ....................     6,107,936     5,920,237     7,009,524
PROVISION FOR LOAN LOSSES ...........................     1,410,710     2,476,903     1,603,895
                                                       ------------   -----------  ------------

             Net Interest Income After
             Provision for Loan Losses ..............     4,697,226     3,443,334     5,405,629

NONINTEREST INCOME
    Loan servicing fees .............................     1,665,768     1,765,617     1,858,503
    Mortgage banking income, including
      gain on sale of loans .........................       577,130       504,715       628,895
    Other service charges and fees ..................       497,316       428,811       386,636
    Net gain (loss) on sale of:
      Securities ....................................       153,188          --        (114,430)
      Loans .........................................    (1,018,185)      115,538       460,018
      Deposits ......................................     1,940,010          --         484,689
    Other ...........................................       466,519       357,309       363,397
                                                       ------------   -----------  ------------
             Total Noninterest Income ...............     4,281,746     3,171,990     4,067,708
                                                       ------------   -----------  ------------


                                   (Continued)

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
              For the years ended December 31, 1996, 1995 and 1994

                                                         1996           1995           1994
                                                         ----           ----           ----
NONINTEREST  EXPENSE
    Salaries and employee benefits ...............     4,554,540      4,387,760      4,926,398
    Net occupancy and equipment ..................     1,470,284      1,671,352      1,713,908
    Deposit insurance premiums ...................       674,730        722,106        911,716
    Amortization of intangible assets ............     7,011,288        956,257      1,359,738
    Service bureau fees ..........................       599,207        523,526        468,598
    Professional fees ............................       507,031        476,224        718,892
    Foreclosed properties, net ...................      (175,055)       187,715      2,315,222
    Litigation settlement expenses ...............          --             --        2,390,105
    Other ........................................     1,713,958      1,845,102      2,173,970
                                                    ------------   ------------   ------------
             Total Noninterest Expense ...........    16,355,983     10,770,042     16,978,547
                                                    ------------   ------------   ------------

             Loss Before Cumulative Effect of
             Change in Accounting Principle,
             Extraordinary Item, and Income Taxes     (7,377,011)    (4,154,718)    (7,505,210)

PROVISION FOR INCOME TAXES .......................          --             --             --

CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE (Note 6) ................          --             --          179,117

EXTRAORDINARY ITEM - FORGIVENESS
    OF DEBT, NET OF $330,000 OF
    INCOME TAXES IN 1994 (Note 14) ...............          --        2,945,064     20,415,785
                                                    ------------   ------------   ------------

             Net Income (Loss) ...................  $ (7,377,011)  $ (1,209,654)  $ 13,089,692
                                                    ============   ============   ============

    Earnings (loss) per common and common
      equivalent share (Note 2):
      Loss before cumulative effect of change in
       accounting principle and extraordinary item  $      (1.72)  $      (3.29)  $       --
      Extraordinary item .........................          --             2.16           --
                                                    ------------   ------------   ------------
      Net loss ...................................  $      (1.72)  $      (1.13)  $       --
                                                    ============   ============   ============

    Pro forma earnings (loss) per common share
      (unaudited) (Note 2):
      Loss before cumulative effect of change in
       accounting principle and extraordinary item  $       --     $       --     $      (7.15)
      Cumulative effect of change in accounting
       principle and extraordinary item ..........          --             --            19.62
                                                    ------------   ------------   ------------
      Net income (loss) ..........................  $       --     $       --     $      12.47
                                                    ============   ============   ============


                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 For the years ended December 31, 1996 and 1995

                                                    Series B     Series C                                 Holding Gain
                                       Common       Preferred    Preferred   Capital in                   on Securities
                                     Stock, $.01   Stock, $.01  Stock, $.01    Excess       Accumulated     Available
                                      Par Value     Par Value    Par Value     of Par         Deficit       for Sale       Total
                                      ---------     ---------    ---------     ------         -------       --------       -----
Transfer of partners' capital in
  connection with the merger of
  Essex Financial Partners, L.P.
  into Essex Bancorp, Inc..........   $ 10,497       $  --       $   --      $ 8,129,135          --       $   --       $ 8,139,632

Issuance of preferred stock in
  connection with the merger of
  Home Bancorp, Inc. into Essex
  Bancorp, Inc.....................       --          21,250        1,250     15,523,000          --           --        15,545,500

Net increase in holding gain on
  securities available for sale....       --            --           --             --            --        154,174         154,174

Net loss...........................       --            --           --             --      (1,209,654)        --        (1,209,654)
                                      --------       -------     --------    -----------   -----------     --------     -----------

Balance, December 31, 1995.........     10,497        21,250        1,250     23,652,135    (1,209,654)     154,174      22,629,652

Common stock issued under the
  Employee Stock Purchase Plan.....         37          --           --            7,198          --           --             7,235

Net decrease in holding gain on
  securities available for sale....       --            --           --             --            --       (154,174)       (154,174)

Net loss...........................       --            --           --             --      (7,377,011)        --        (7,377,011)
                                      --------       -------     --------    -----------   -----------     --------     -----------

Balance, December 31, 1996.........   $ 10,534       $21,250     $  1,250    $23,659,333   $(8,586,665)    $   --       $15,105,702
                                      ========       =======     ========    ===========   ===========     ========     ===========


                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENT OF PARTNERS' CAPITAL (DEFICIT)
                      For the year ended December 31, 1994

                                  GENERAL PARTNER'S CAPITAL (DEFICIT)              LIMITED PARTNERS' CAPITAL
                                ---------------------------------------     ---------------------------------------
                                                                              Total                         Total
                                  General                                    General                       Limited         TOTAL
                                 Partner's      Common        Partner's      Class A          Common       Partners'      CAPITAL
                                 Interest        Units         Deficit        Units           Units        Capital       (DEFICIT)
                                 --------        -----         -------        -----           -----        -------       ---------
Balance, January 1, 1994....  $ (4,970,844)    $    --      $(4,970,844)    $      --        $20,784     $    20,784   $ (4,950,060)

   Net income...............     5,052,032          --        5,052,032       8,037,660         --         8,037,660     13,089,692
                              ------------     ---------    -----------     -----------      -------     -----------   ------------

Balance, December 31, 1994..  $     81,188     $    --      $    81,188     $ 8,037,660      $20,784     $ 8,058,444   $  8,139,632
                              ============     =========    ===========     ===========      =======     ===========   ============

                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1996, 1995 and 1994

                                                                   1996            1995           1994
                                                                   ----            ----           ----
OPERATING ACTIVITIES
    Net income (loss) .....................................   $ (7,377,011)   $ (1,209,654)  $ 13,089,692
    Adjustments to reconcile net income (loss) to cash
      provided by (used in) operating activities:
      Forgiveness of debt before income taxes .............           --        (2,945,064)  $(20,745,785)
      Cumulative effect of change in accounting
        principle .........................................           --              --        (179,117)
      Provision for:
           Losses on loans, foreclosed properties, and
               servicing ..................................      1,415,365       2,565,297      3,616,801
           Depreciation and amortization of premises
               and equipment ..............................        538,561         490,249        551,990
           Unrealized loss on loans held for sale .........           --              --          408,938
           Amortization (accretion) of:
               Premiums and discounts on loans, investments
                 and mortgage-backed securities ...........        211,642         376,334        595,469
               Purchased and originated mortgage servicing
                 rights ...................................        528,444         580,295        904,625
               Excess of costs over net assets acquired ...      6,482,843         375,962        228,421
               Other ......................................        (94,399)        (27,576)       198,466
        Mortgage banking activities:
           Proceeds from loan sales .......................     56,311,191      50,828,101     81,130,740
           Loan originations and purchases ................    (54,961,912)    (52,881,403)   (60,049,443)
           Realized gains from sale of loans ..............       (548,744)       (492,493)      (637,850)
        Realized (gains) and losses from sales of:
           Securities available for sale ..................           --              --          (15,400)
           Mortgage-backed securities available for sale ..       (153,188)           --          129,830
           Loans ..........................................      1,018,185        (115,538)      (460,018)
           Deposits .......................................     (1,940,011)           --         (484,689)
           Other ..........................................       (599,062)        (64,021)       (73,864)
        Federal Home Loan Bank stock dividend .............           --              --          (60,800)
        Changes in operating assets and liabilities
           exclusive of business acquisitions:
               Accrued interest receivable ................      1,000,846         200,354        491,146
               Other assets ...............................        325,152         372,536       (184,210)
               Other liabilities ..........................        483,325        (771,319)     1,020,500
                                                              ------------    ------------   ------------
    Net cash provided by (used in) operating activities ...      2,641,227      (2,717,940)     19,475,442
                                                              ------------    ------------   ------------


                                   (Continued)

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
              For the years ended December 31, 1996, 1995 and 1994

                                                                   1996            1995              1994
                                                                   ----            ----              ----
INVESTING ACTIVITIES
    Purchase of certificates of deposit in other
        financial institutions ............................    (17,000,000)           --           (9,000,000)
    Proceeds from maturities of certificates of deposit
        in other financial institutions ...................     17,000,000            --            9,000,000
    Redemption of Federal Home Loan Bank stock ............      1,062,800       1,823,100               --
    Purchase of securities held to maturity ...............     (1,020,625)           --          (10,033,984)
    Proceeds from maturities of securities held to maturity      3,000,000       3,000,000         18,986,244
    Purchase of securities available for sale .............     (5,165,516)     (9,240,201)       (30,237,494)
    Proceeds from sale of securities available for sale ...      6,650,000       8,575,000         32,424,561
    Principal remittances on mortgage-backed securities ...           --         2,723,925          3,414,156
    Purchase of mortgage-backed securities ................           --              --           (4,812,413)
    Principal remittances on mortgage-backed securities
        available for sale ................................        990,065            --              613,924
    Proceeds from sales of mortgage-backed securities
        available for sale ................................     10,068,189            --            9,709,792
    Proceeds from sales of loans ..........................    117,509,060       8,215,597         72,436,620
    Net (increase) decrease in net loans ..................      1,834,572       8,095,445        (40,562,262)
    Proceeds from sales of foreclosed properties ..........      5,270,509       3,797,022          5,939,240
    Additions to foreclosed properties ....................       (174,753)       (318,471)        (1,494,368)
    Increase in purchased and originated mortgage
        servicing rights ..................................       (243,297)           --                 --
    Purchase of premises and equipment ....................       (197,281)     (1,489,856)           (92,830)
    Proceeds from sales of premises and equipment .........      1,414,705           1,984            173,650
    Cash and cash equivalents of Home Bancorp
       at date of acquisition .............................           --         7,459,288               --
                                                             -------------     -----------       ------------
    Net cash provided by investing activities .............    140,998,428      32,642,833         56,464,836
                                                             -------------     -----------       ------------

FINANCING ACTIVITIES
    Decrease in deposits attributable to branch sales:
       NOW and savings deposits ...........................    (18,937,078)           --          (10,560,317)
       Certificates of deposit ............................   (144,669,198)           --          (81,423,609)
    Net increase (decrease) in NOW and savings deposits ...      4,898,050      (9,592,820)       (16,910,234)
    Net increase in certificates of deposit ...............     10,211,469      18,831,588          3,528,596
    Proceeds from Federal Home Loan Bank advances .........      4,000,000      14,500,000        105,000,000
    Repayment of Federal Home Loan Bank advances ..........     (8,143,333)    (43,618,334)       (87,709,047)
    Proceeds from notes payable ...........................           --         1,003,893          1,535,052
    Payments on Essex 11's notes ..........................           --              --              (90,332)
    Payments on credit facility ...........................           --          (894,377)          (524,343)
    Payments on other notes payable .......................        (24,061)           --              (25,000)
    Redemptions of subordinated notes .....................       (627,858)           --                 --
    Payments on capital lease obligation ..................        (39,705)        (56,030)          (158,124)
    Repayments of mortgages payable on foreclosed
       properties .........................................        (25,258)       (164,743)          (435,356)
    Increase in liability for Settlement Preferred Stock ..           --              --            1,000,000
    Redemption of Settlement Preferred Stock ..............       (103,385)       (831,511)              --
    Common stock issued under the Employee Stock
       Purchase Plan ......................................          7,235            --                 --
                                                             -------------     -----------       ------------
    Net cash used in financing activities .................   (153,453,122)    (20,822,334)       (86,772,714)
                                                             -------------     -----------       ------------

       Increase (decrease) in cash and cash equivalents ...     (9,813,467)      9,102,559        (10,832,436)
       Cash and cash equivalents at beginning of period ...     16,008,718       6,906,159         17,738,595
                                                             -------------     -----------       ------------

       Cash and cash equivalents at end of period .........  $   6,195,251    $ 16,008,718       $  6,906,159
                                                             =============    ============       ============


                                   (Continued)

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
              For the years ended December 31, 1996, 1995 and 1994

                                                                     1996          1995             1994
                                                                     ----          ----             ----
NONCASH INVESTING AND FINANCING ACTIVITIES
    Transfer from loans to foreclosed properties .............  $  1,865,227   $ 2,929,567    $ 2,905,028
    Termination of Essex Mortgage Trust I REMIC ..............     2,678,222          --             --
    Transfer of investment securities and mortgage-backed
        securities held for investment to available for sale .          --      13,590,296           --
    Increase (decrease) in mortgages payable on
        foreclosed properties ................................        10,391        (7,630)       179,155
    Acquisition of Home Bancorp:
        Increase in assets:
           Net loans .........................................          --      50,498,727           --
           Excess of cost over net assets acquired ...........          --       8,607,098           --
           Other .............................................          --       2,100,783           --
        Increase in liabilities:
           Deposits ..........................................          --      51,826,331           --
           Other .............................................          --         814,909           --
    Capitalization of accrued interest on notes payable ......          --            --        1,116,395

SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid (received) during the year for:
        Interest .............................................  $ 13,814,733   $16,628,737   $ 15,076,200
        Income taxes, net of refunds .........................      (109,244)       (6,252)       329,915


                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 1996, 1995 and 1994

NOTE 1 - ORGANIZATION

Essex Bancorp, Inc. ("EBI") is a Delaware corporation that was formed in 1994 to be the single thrift holding company for Essex Savings Bank, F.S.B. (the "Bank"), a federally-chartered savings bank which operates four branches in North Carolina and Virginia at December 31, 1996. EBI is the successor by merger to Essex Financial Partners, L.P. (the "Partnership"), a Delaware limited partnership which was formed in 1988 in order to acquire the former holding company of the Bank. The Partnership and the Bank's former holding company were merged into EBI in January 1995. In addition to the Bank, EBI's other principal operating subsidiaries are Essex First Mortgage Corporation ("Essex First"), a wholly-owned subsidiary of the Bank that is engaged primarily in the origination and sale of residential mortgage loans, and Essex Home Mortgage Servicing Corporation ("Essex Home"), an indirect subsidiary of the Company and the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, various governmental agencies, and various third party investors. Essex Mortgage Corporation ("EMC") is also a direct subsidiary of EBI that was formerly engaged in various mortgage banking activities and, at December 31, 1996, held loans and other assets as a result of its past activities.

On August 25, 1994, EBI obtained approval from the Office of Thrift Supervision ("OTS") to become the Bank's unitary thrift holding company. On August 29, 1994, the Partnership transferred to EBI all of the capital stock of Essex Bancorp. ("Bancorp"), the Bank's former holding company, previously held by the Partnership in exchange for EBI's assumption of all of the Partnership's liabilities. Also, on November 14, 1994, EBI began a proxy solicitation process to obtain the approval of the Partnership's unitholders to merge the Partnership and Bancorp into EBI (the "Merger"). The Partnership's unitholders approved the Merger at a special meeting on January 17, 1995, and the Partnership and Bancorp were merged into EBI on January 18, 1995 and January 31, 1995, respectively. The Merger was accounted for in a manner similar to a pooling of interests. As a result of the Merger, the Partnership's unitholders and the general partner became stockholders of EBI, whose common stock is listed on the American Stock Exchange. Partnership unitholders received one share of EBI common stock in exchange for each two limited partnership units. In addition, the general partner received shares of EBI common stock equivalent to one percent of total shares outstanding after the exchange.

Because neither the Partnership nor EBI had sufficient liquidity to fund expenses associated with the Merger, PaineWebber Capital Inc. ("PWC") made a $200,000 loan (the "Merger Note") to EBI. Contemporaneously with the acquisition described in Note 4, PWC forgave the Merger Note and the accrued interest thereon. EBI recognized an extraordinary gain of $217,000 during the third quarter of 1995 in connection with the forgiveness of this debt.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of EBI, the Partnership, and their subsidiaries (together the "Company"). Significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimated.

Cash and Cash Equivalents: Cash equivalents include interest-bearing deposits, federal funds sold and securities purchased under agreements to resell. Generally, federal funds sold and securities purchased under agreements to resell are purchased for one-day periods. Securities purchased under agreements to resell are purchased from a commercial bank and collateralized by mortgage-backed securities issued by the Government National Mortgage Association ("GNMA"), the Federal Home Loan Mortgage Corporation ("FHLMC"), or the Federal National Mortgage Association ("FNMA").

Investments and Mortgage-Backed Securities: On January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"). At acquisition, investment securities and mortgage-backed securities ("MBS") purchased are classified as held for investment or available for sale. Those securities and MBS designated as held for investment are carried at cost adjusted for amortization of premiums and accretion of discounts. Residual interests in mortgage pass-through certificates are recorded at cost and amortized to income over the period of expected cash flows. Interest income, including amortization of premiums and accretion of discounts, is recognized by the interest method, adjusted for effects of changes in prepayments and other assumptions.

Those securities and MBS designated as available for sale are carried at fair value, and unrealized gains and losses are reported as a component of shareholders' equity. If securities are sold, the adjusted cost of the specific security sold is used to compute the gain or loss on the sale. The market value of securities available for sale is based upon valuations obtained from brokers and their market analyses and management estimates.

Loans and Foreclosed Properties: Loans held for investment are stated at the principal amount outstanding with adjustments for related premiums or discounts, net deferred loan fees, participations sold, and an allowance for loan losses. The allowance for loan losses is maintained to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income. Actual future losses may differ from estimates as a result of unforeseen events.

Statement of Financial Accounting Standard No. 114 - Accounting by Creditors for Impairment of a Loan ("SFAS 114"), requires certain loans to be adjusted for impairment. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual interest and principal payments as scheduled in the loan agreement.

The impaired value of collateral-dependent loans is generally determined based on the fair value of the collateral when it is determined that foreclosure is probable. Generally, it is management's policy to charge-off the impaired portion of any collateral-dependent loan where supported by appraisals or other evidence of value. Otherwise, the impairment is determined based on the present value of the expected cash flows and deficiencies are provided for through the allowance for loan losses. Any change in the carrying value of the impaired loan is reported as an addition or a reduction in the related allowance.

Properties acquired in settlement of loans are initially recorded at fair value less estimated cost to sell. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair market value less the estimated cost to sell. Costs incurred in connection with ownership of the property, including interest on senior indebtedness, are expensed to the extent not previously allowed for in calculating fair value less estimated cost to sell. Costs relating to the development or improvement of the property are capitalized to the extent these costs increase fair value less estimated cost to sell.

Management believes that the allowances for losses on loans and foreclosed properties are adequate. While management uses available information to recognize losses on loans and foreclosed properties, future additions to the allowances may be necessary based on changes in economic conditions. In addition, the OTS, as an integral part of its examination process, periodically reviews the Bank's allowances for losses on loans and foreclosed properties, and may require the Bank to recognize additions to the allowances.

Loan Income: Income on loans is derived from interest, the sale of loans and various fees. Interest on loans, including amortization of premiums and accretion of discounts, is computed using methods that result in level rates of return on principal amounts outstanding. Loan origination fees and direct loan origination costs are deferred and amortized over the contractual lives of the related loans using methods that result in a constant effective yield on principal amounts outstanding.

The accrual of interest on loans is discontinued based on delinquency status, an evaluation of the related collateral, and on the borrower's ability to repay the loan. Generally, loans past due more than 90 days are placed on nonaccrual status; however, in instances where the borrower has demonstrated an ability to make timely payments, loans past due more than 90 days may be returned to an accruing status provided two criteria are met: (1) all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period, and (2) there is a sustained period of repayment performance (generally a minimum of six months) by the borrower. The receipt of interest payments from an impaired loan is generally recognized as interest income when received, except in cases where impairment adjustments have been material, in which case the interest payments are treated as principal reductions.

Mortgage Banking Activities: Loans held for sale are valued at the lower of aggregate cost or market. The market value of loans held for sale is estimated by management based on comparable loan sales in the secondary market. Gains or losses on loan sales are recognized for financial reporting purposes at the time of sale and are determined by the difference between the sales proceeds and the carrying value of the loans, with an adjustment for recourse provisions or an allocation of the basis to the estimated fair value of servicing rights if servicing is retained.

In May 1995, the Financial Accounting Standards Board issued Statement No. 122 - Accounting for Mortgage Servicing Rights ("SFAS 122"). This standard, which became effective January 1, 1996, amends Statement No. 65 - Accounting for Certain Mortgage Banking Activities. SFAS 122 applies to transactions in which a mortgage banking enterprise sells or securitizes mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of SFAS
122. The Company adopted SFAS 122 during 1996, but it did not have a significant effect on the Company because predominantly all loans currently originated for resale by the Company are sold on a servicing released basis.

Purchased mortgage servicing rights ("PMSRs") represent the unamortized costs of purchased mortgage servicing contracts. PMSRs are carried at cost, which is amortized in proportion to the estimated net servicing income from the related mortgage loans over the estimated period of net servicing income. Originated mortgage servicing rights ("OMSRs") represent the present value of future servicing revenue on loans sold on a servicing-retained basis, which is amortized over the estimated period of net servicing income. SFAS 122 requires that mortgage servicing rights be assessed for impairment based on the fair value of those rights using a stratified method based on one or more predominant characteristics of the underlying loans. The Company evaluates it PMSRs and OMSRs each quarter on a pooled basis by year of acquisition in the case of PMSRs and by year the underlying loans were sold in the case of OMSRs. The Company recognizes an impairment when actual prepayments exceed those previously anticipated. Future normal amortization is prospectively adjusted after the recognition of the impairment, if any.

Fees for servicing loans are credited to mortgage servicing income when the related mortgage payments are collected. Depending on the terms of the servicing contracts, such fees are normally based upon either the outstanding principal balance of such loans or the number of loans processed. Servicing expenses are charged to operations when incurred.

In June 1996, the Financial Accounting Standards Board issued Statement No. 125
- Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"). This standard became effective January 1, 1997 for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996. For servicing contracts in existence before January 1, 1997, SFAS 125 requires that previously recognized servicing rights and excess servicing receivables that do not exceed contractually specified servicing fees be combined as a servicing asset. Thereafter, the servicing asset must be evaluated and measured for impairment by stratifying it based on one or more of the predominant risk characteristics of the underlying financial assets. The amount of impairment recognized will be the amount by which the carrying amount of servicing assets for a stratum exceeds their fair value. Management does not expect that adoption of this standard will have a material impact on its financial statements.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation and are being depreciated over their estimated useful lives, using the straight-line method of depreciation.

Long-Lived Assets: The Company periodically evaluates the carrying value of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121 - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"), which was adopted by the Company on January 1, 1996.

Income Taxes: The Partnership was not subject to income taxes because it was classified as a partnership. Consolidated corporate income tax returns are filed for EBI and its subsidiaries. In February 1992, the Financial Accounting Standards Board issued Statement No. 109 - Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach for determining income taxes. The new standard was adopted during 1993, but will not have a significant effect on the Company's operating results unless the Company demonstrates consistent profitability.

Earnings Per Share: Earnings per share is computed based upon income adjusted for preferred stock dividends, divided by the average number of common shares outstanding. If dilutive for any period, warrants and options are treated as outstanding using the modified treasury stock method. The weighted average number of common and common equivalent shares outstanding used in the earnings per share calculation for 1996 was 5,124,864 and for 1995 was 1,365,135.

Pro forma earnings per share for the year ended December 31, 1994 was determined by giving retroactive effect to the conversion of the Partnership's Class A units and general partner's interest to 1,049,684 shares of EBI common stock in January 1995.

NOTE 3 - LITIGATION SETTLEMENT AND EXTRAORDINARY ITEMS

Restructuring: On April 8, 1993, the Partnership and certain of its subsidiaries entered into definitive agreements with PWC and certain of its affiliates regarding a substantial restructuring of certain of the Essex companies (the "Restructuring"). The Restructuring included (i) the consummation by PWC of a cash offer to purchase for an amount equal to their principal balance all of the outstanding $23.4 million of debt securities ("Essex 11's") issued by EMC in January and February of 1991, and guaranteed by the Partnership, (ii) the substantial restructuring of the Essex 11's, which reduced interest expense and the Partnership's overall debt burden by replacing the Essex 11's with a ten-year $14.2 million note (the "10-Year Note") payable by the Partnership to PWC, and (iii) a $3 million loan to the Partnership by PWC, the proceeds of which were used to further capitalize the Bank in exchange for a seven-year note (the "7-Year Note") payable to PWC. The Restructuring was completed on May 6, 1993. In connection with the Restructuring, EMC completed in July 1993 the sale to a third-party purchaser of its entire portfolio of PMSRs, which served as the principal collateral for the Essex 11's.

Litigation: On December 30, 1993, a lawsuit was filed in the District Court of Jefferson County, Texas against the Partnership, PaineWebber Inc. ("PWI") and certain of its affiliates, Essex Financial Group, Inc. (the former general partner of the Partnership) ("EFG"), and Lawrence N. Smith (the principal executive officer of EFG and the Partnership's operating subsidiaries until EFG's 1992 removal as the general partner of the Partnership). The lawsuit was initiated by individual investors who purchased the Partnership's units in its November 1989 public offering, and by an investor who purchased units after the public offering. The lawsuit alleged the mismanagement of the Partnership by EFG and Mr. Smith through April 1992, immediately prior to EFG's removal as general partner of the Partnership. The lawsuit also alleged improper sales practices in connection with the sale of the Partnership's units to the investors.

On January 31, 1994, a second lawsuit was filed in a Texas federal court by the same and additional plaintiffs against the Partnership and the aforementioned defendants. The lawsuit was amended to include Ernst & Young, the Partnership's former independent accountants, as a defendant. The complaint in the lawsuit, as amended, which alleged numerous wrongful actions by the defendants, including the same claims brought in the state court action as well as claims based on Federal law, sought substantial monetary damages and class action status on behalf of an estimated 3,500 limited partners across the nation. Counsel for the plaintiffs pursued this federal court action rather than the Texas state court litigation. The removed state action and the federal action, as consolidated, are referred to herein as the "Litigation."

On July 27, 1994, the defendants in the Litigation entered into a stipulation of settlement (the "Settlement"), which was approved by the court on September 8, 1994, and resulted in the following transactions:

o More than $20 million in outstanding indebtedness to PWC, including all of the Partnership's indebtedness with respect to the 7-Year and 10-Year Notes delivered by the Partnership to PWC in May 1993, and all of the remaining indebtedness of the Partnership and its subsidiaries with respect to the Essex 11's, was forgiven effective October 24, 1994. The Company recognized an extraordinary after-tax gain of $20.4 million during the fourth quarter of 1994 in connection with this forgiveness of debt.

o The Partnership agreed to make arrangements for PWI or its affiliates to receive document and credit holdbacks held by the purchaser of PMSRs sold by EMC in 1993.

o EBI issued $1.0 million in nonvoting, noncumulative preferred stock (the "Settlement Preferred Stock") in January 1995. The $1.0 million obligation to issue the Settlement Preferred Stock was recorded as a liability at December 31, 1994 and was included in litigation settlement expenses for the year then ended. The Settlement Preferred Stock was distributed on January 9, 1995 to qualifying members of the settlement class who suffered trading losses in the Partnership's limited partnership units ("LPUs") prior to July 27, 1994, the date on which the Settlement was announced. Contemporaneously with the acquisition described in Note 4, PWC and PWI agreed to loan the funds necessary to enable EBI to redeem the Redeemable Preferred Stock for $1.0 million (the "Redemption Loan") plus accrued dividends. The effective date of this redemption was September 18, 1995, and the Redemption Loan was forgiven effective that date. The Company recognized an extraordinary gain of $1.0 million during the third quarter of 1995 in connection with the forgiveness of this debt.

o EBI contributed $1.3 million to a settlement fund established by the defendants, which was recorded as a litigation settlement expense during the third quarter of 1994. The court provided for a portion of this settlement fund to be distributed in cash to the same class members who were to receive the Settlement Preferred Stock, and the remaining portion of the fund was to be used to pay fees and expenses of plaintiffs' counsel and to make certain payments to named plaintiffs. Neither the Partnership nor EBI had sufficient liquidity to fund this contribution to the Settlement. Accordingly, PWC, which was a settling defendant, made a $1.3 million loan (the "Settlement Note") to EBI in order to facilitate the completion of the Settlement. In addition, PWC made a $39,000 loan (the "Litigation Note") to EBI in order for EBI to pay legal expenses associated with the Settlement. Contemporaneously with the acquisition described in Note 4, PWC forgave the Settlement Note and the Litigation Note, plus accrued interest thereon. The Company recognized an extraordinary gain of $1.5 million during the third quarter of 1995 in connection with the forgiveness of this debt.

NOTE 4 - ACQUISITION

On September 15, 1995, EBI and the Bank merged with Home Bancorp, Inc. ("Home Bancorp"), and its wholly-owned subsidiary Home Savings Bank, F.S.B. ("Home Savings"), a Norfolk, Virginia-based savings institution (the "Home Acquisition"). The transaction was accounted for using the purchase method of accounting and the purchase price was allocated among the assets and liabilities of Home Bancorp and Home Savings at their fair value, which was $60.1 million and $52.6 million, respectively, as of September 15, 1995. The excess of cost over net assets acquired ("goodwill") of approximately $8.6 million was being amortized using an accelerated method over a period of 15 years. However, as a result of the 1996 sale of four of the five Home Savings branches acquired, goodwill associated with the Home Acquisition was written off in 1996.

In exchange for all of the outstanding stock of Home Bancorp, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of EBI with an aggregate redemption and liquidation value of $15 million and warrants to purchase 7,949,000 shares of EBI common stock at a price of $0.9375 per share, which was the price of EBI common stock as of June 30, 1995. The warrants are exercisable beginning in September 1998. The fair market value of the preferred stock and the warrants was estimated in a third party valuation to approximate $15.5 million at the time of issuance. Following the completion of the transaction, two representatives designated by Home Bancorp joined the Board of Directors of EBI, and two joined the Board of Directors of the Bank, filling existing vacancies on those Boards.

The following unaudited pro forma financial information for the year ended December 31, 1994 assumes the acquisition was consummated on September 30, 1994, the date on which Home Bancorp and Home Savings began operations. The pro forma financial information for the year ended December 31, 1995 assumes the acquisition was consummated on January 1, 1995.

                                                            Year Ended December 31,
                                                            1995             1994
                                                            ----             ----
                                                     (in thousands, except per share data)
      Total interest income                                $25,859           $23,798
      Net interest income                                    7,568             7,322
      Provision for loan losses                              2,477             1,604
      Noninterest income                                     3,195             4,077
      Noninterest expense                                   13,218            17,712
      Loss before change in accounting principle
         and extraordinary items                            (4,932)           (7,917)
      Net income (loss)                                     (2,096)           15,361
      Income (loss) before change in accounting
         principle and extraordinary items per share         (2.09)            (7.88)(1)
      Net income (loss) per share                            (1.14)            14.30 (1)

      (1) Per share data for 1994 is presented on a pro forma basis giving retroactive effect to the conversion of Partnership units and general partner's interest to shares of EBI common stock.

NOTE 5 - SALES OF BRANCHES

In January 1996, the Company formed a Strategic Evaluation Committee (the "Committee") to explore the possible benefits of further expansion or contraction by branch sales. It was concluded with assistance from an independent consultant, that selling non-strategic bank branches and effectively shrinking the size of the asset base by approximately 50% was a strategy that ultimately would be in the best interests of the common and the preferred shareholders of the Company. Accordingly, in addition to completing the already-negotiated sales of the Bank's Charlotte, Raleigh, Greensboro and Wilmington, North Carolina branches, the Company proceeded to negotiate the sale of the Bank's Norfolk, Portsmouth, Hampton, Newport News and Grafton, Virginia branches, which were completed during the last two quarters of 1996. Collectively, the nine branches sold during 1996 are referred to as the "Branches" and each sale is detailed below.

Effective March 15, 1996, the Bank sold the deposits and related accrued interest of its Charlotte, North Carolina retail bank branch, which totaled $28.1 million, along with loans and related accrued interest totaling $64,000, premises and equipment totaling $586,000, and other assets totaling $69,000. In connection with the sale of the Charlotte branch, the Bank recognized a $1.1 million net gain on the sale of deposits and a $64,000 gain on the sale of premises and equipment. The sale of the Charlotte branch required cash of $26.3 million, which was funded by the sale of fixed-rate first mortgage loans totaling $7.3 million and mortgage-backed securities available for sale totaling $9.9 million, as well as the utilization of a portion of the Bank's excess liquidity. The Bank recognized a gain of $558 and $153,000 from the sale of loans and mortgage-backed securities, respectively. In the aggregate, the Bank recognized a net gain of $1.3 million on the sale of the Charlotte branch.

Effective July 25, 1996, the Bank sold the deposits and related accrued interest of its Raleigh, Wilmington and Greensboro, North Carolina retail bank branches, which totaled $71.2 million, along with deposit loans and related accrued interest totaling $72,000. In connection with the sale of the Branches, the Bank recognized a $701,000 net gain on the sale of deposits. The sale of these branches required cash of $70.3 million, which was funded by the sale of fixed-rate and adjustable-rate first mortgage loans totaling $60.9 million, as well as the utilization of a portion of the Bank's excess liquidity. The Bank recognized a loss of $186,000 on the sale of loans. In the aggregate, the Bank recognized a net gain of $516,000 on the sale of the Raleigh, Wilmington and Greensboro branches.

Effective September 26, 1996, the Bank sold the deposits and related accrued interest of its Norfolk, Portsmouth, Hampton and Newport News, Virginia retail bank branches, which totaled $62.9 million, along with deposit loans and related accrued interest totaling $68,000 and premises and equipment totaling $600,000. The Bank concluded its branch sales on November 7, 1996 with the sale of its Grafton, Virginia retail bank branch with deposits and related accrued interest totaling $5.3 million. In connection with these sales, the Bank recognized a $174,000 net gain on the sale of deposits and a $152,000 gain on the sale of premises and equipment. In addition to transaction costs, the gain on the sale of deposits was reduced by a $1.9 million write-off of the remaining goodwill associated with the branches. The sale of these branches required cash of $65.4 million, which was funded by the sale of fixed-rate and adjustable-rate first mortgage loans totaling $50.1 million, as well as the utilization of a portion of the Bank's excess liquidity. The Bank recognized a loss of $833,000 on the sale of loans. In the aggregate, the Bank recognized a net loss of $507,000 on the sale of the Norfolk, Portsmouth, Hampton, Newport News, and Grafton branches.

Effective June 30, 1994, in order to reposition the Bank's operations in the more geographically concentrated and defined market areas of eastern North Carolina and Virginia, the Bank sold deposits and related accrued interest of the Bank's branches in Florida, which at June 30, 1994 totaled $93 million, along with loans, investment securities, mortgage-backed securities, accrued interest, fixed assets, and other assets. In connection with the sale of the Florida branches, the Bank recognized a net gain of $772,000, which consisted of a $485,000 net gain on sale of deposits, a $338,000 gain on sale of loans, a $79,000 gain on sale of fixed assets, and a $130,000 loss on sale of securities.

NOTE 6 - INVESTMENT SECURITIES

The amortized cost and fair value of securities held for investment at December 31 were as follows (in thousands):

                                                 1996                                        1995
                               ---------------------------------------    ---------------------------------------
                                           Gross Unrealized                            Gross Unrealized
                               Amortized   ----------------      Fair     Amortized    ----------------     Fair
                                 Cost      Gains     Losses      Value      Cost       Gains     Losses     Value
                                 ----      -----     ------      -----      ----       -----     ------     -----
U.S. Treasury securities      $ 1,003    $      --   $   --     $1,003    $ 1,000     $     --   $   1    $   999
Securities of other U.S.
   government agencies          5,000           --      113      4,887      6,998           --     157      6,841
                              $ 6,003    $      --   $  113     $5,890    $ 7,998     $     --   $ 158    $ 7,840

No securities held for investment were sold prior to maturity in 1996, 1995, and 1994. A U.S. Treasury Note with a book value of $1,003,153 is pledged as collateral for public depository accounts over $100,000 at December 31, 1996.

Securities available for sale at December 31, 1996 and 1995 consisted of a mutual fund investment that is designed for use as an overnight liquid investment. The mutual fund portfolio is invested in federal funds and repurchase agreements, which are fully collateralized by U.S. Government and/or agency obligations. The fund is managed to have an average maturity of one to seven days, and to maintain a stable net asset value of $1.00 per share.

Proceeds from the sale of securities available for sale totaled $6,650,000, $8,575,000, and $32,424,561 in 1996, 1995, and 1994, respectively. No gains or losses were realized in 1996 and 1995. However, gross gains of $28,000 and gross losses of $12,600 were realized in 1994.

The amortized cost and fair value of securities held for investment and securities available for sale at December 31, 1996, by expected maturity are summarized below (in thousands). Actual maturities may differ from expected maturities.

                              Securities Held for Investment      Securities Available for Sale
                              ------------------------------      -----------------------------
                                Amortized             Fair           Amortized          Fair
                                  Cost                Value            Cost             Value
                                  ----                -----            ----             -----
Due in one year or less          $4,003              $3,981          $     9          $     9
Due after one year but
   less than five years           2,000               1,909              --               --
Due after five years but
   less than ten years             --                   --               --               --
                                 ------              ------          -------          -------
                                 $6,003              $5,890          $     9          $     9
                                 ======              ======          =======          =======

As a result of adopting SFAS 115, the Company reported $179,000 of income in 1994 as a cumulative effect of a change in accounting principle, which is attributable to the reclassification of the lower of cost or market valuation allowance for securities held for sale at December 31, 1993 to a component of shareholders' equity.

NOTE 7 - MORTGAGE-BACKED SECURITIES

The amortized cost and fair value of MBS held for investment, which consisted solely of the Company's interests in a real estate mortgage investment conduit ("REMIC"), at December 31 were as follows (in thousands):

                                                 1996                                        1995
                               ---------------------------------------    ----------------------------------------
                                           Gross Unrealized                            Gross Unrealized
                               Amortized   ----------------      Fair     Amortized    ----------------      Fair
                                 Cost      Gains     Losses      Value      Cost       Gains     Losses      Value
                                 ----      -----     ------      -----      ----       -----     ------      -----
U.S. government agencies:
    Floating-rate REMIC         $1,905    $   --     $   36     $1,869     $1,906    $     --    $   100     $1,806
                                 =====    ======     ======     ======     ======     =======    =======     ======

There were no sales of MBS held for investment in 1996, 1995 and 1994.

Effective November 15, 1995, the Financial Accounting Standards Board ("FASB") provided a one-time opportunity for institutions to reassess the appropriateness of the designations of all securities held upon initial application of the FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (the "Special Report"). Any resulting redesignations were required to occur no later than December 31, 1995 and such redesignations were required to be accounted for at fair value in accordance with SFAS 115. Accordingly, on December 31, 1995, the Bank transferred MBS with a total amortized cost of $13.6 million and a total fair value of $13.7 million from the "held to maturity" designation to the "available for sale" designation. In accordance with SFAS 115, the transfer was accounted for at fair value and the Company recorded a holding gain of $154,000 as a separate component of its shareholders' equity.

No MBS were classified as available for sale at December 31, 1996. The amortized cost and fair value of MBS available for sale at December 31, 1995 were as follows (in thousands):

                                Amortized       Gross Unrealized         Fair
                                  Cost        Gains         Losses      Value
                                  ----        -----         ------      -----
U.S. government agencies:
    Adjustable-rate MBS          $ 3,331     $    16        $     5     $ 3,342
    Fixed-rate MBS                 5,429         127             14       5,542
    Fixed-rate REMIC               1,558           -             25       1,533
Essex Mortgage Trust I
    REMIC                          3,272          55              -       3,327
                                 -------     -------        -------     -------
                                 $13,590     $   198        $    44     $13,744
                                 =======     =======        =======     =======

During 1996, the Essex Mortgage Trust I REMIC, a Company-issued second mortgage REMIC, was terminated, at which time $2.7 million of mortgage-backed securities were reclassified to loans. Proceeds from the sale of MBS available for sale totaled $10,068,189 in 1996 and $9,709,792 in 1994. Gross gains of $196,525 were realized in 1996 and gross losses of $43,337 and $129,830 were realized in 1996 and 1994, respectively. There were no sales of MBS in 1995.

NOTE 8 - LOANS

Net loans at December 31 include (in thousands):

                                                          1996          1995
                                                          ----          ----
    Real estate:
        First mortgages                                 $103,643      $223,531
        Second mortgages                                  12,384        13,398
        Construction and development                      17,190        15,078
        Commercial                                         6,313        10,611
    Consumer                                               5,828         6,488
    Commercial - other                                     1,915         2,171
    Secured by deposits                                      842           994
                                                        --------      --------
           Total Loans                                   148,115       272,271

    Less:
        Unearned loan fees and discounts                       8           388
        Allowance for loan losses                          2,556         5,251
                                                        --------      --------
           Net Loans                                    $145,551      $266,632
                                                        ========      ========

Included in total loans at December 31, 1996 and 1995 are unamortized premiums of $565,000 and $1.2 million, respectively.

At December 31, net loans included the following collateral-dependent real estate loans (in thousands):

                                                                 1996      1995
                                                                ------    ------
First mortgages                                                 $  539    $  614
Second mortgages                                                   122       409
Construction and development                                        17        17
Commercial                                                        --       2,768
                                                                ------    ------
       Total collateral-dependent real estate loans                678     3,808

Less:
    Allowance for loan losses                                       69     1,071
                                                                ------    ------
       Net collateral-dependent real estate loans               $  609    $2,737
                                                                ======    ======

As of December 31, 1996, the Bank had outstanding commitments to fund approximately $34.6 million in adjustable rate mortgage loans, $2.2 million in fixed rate mortgage loans and $242,000 in nonmortgage loans. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because it is possible that the commitments can expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held generally consists of real estate.

The Bank originates first and second mortgage and consumer loans primarily in North Carolina and Virginia. In the past, the Bank also acquired a substantial portion of its real estate mortgage loans from third parties. Loans previously acquired comprised approximately 43% and 56% of total loans at December 31, 1996 and 1995, respectively. The Bank requires collateral on all residential mortgage loans and, at origination, generally requires that loan-to-value ratios be no greater than 80%, unless private mortgage insurance has been obtained, in which case higher loan-to-value ratios may be maintained.

At December 31, 1996 and 1995, the Company had $2.9 million and $6.1 million, respectively, in nonaccrual loans held for investment. Interest income which would have been recorded in accordance with the original terms of the nonaccrual loans amounted to approximately $291,000, $678,000, and $406,000 for the years ended December 31, 1996, 1995, and 1994, respectively.

Changes in the allowance for loan losses for the years ended December 31 are as follows:

                                            1996          1995          1994
                                            ----          ----          ----
Balance at beginning of period          $ 5,251,295   $ 3,429,365   $ 3,038,775
Allowance transferred in connection
   with the Home Acquisition                   --         500,000          --
Provision for loan losses                 1,410,710     2,476,904     1,603,895
                                        -----------   -----------   -----------
                                          6,662,005     6,406,269     4,642,670
Loans charged-off, net of recoveries     (4,106,317)   (1,154,974)   (1,213,305)
                                        -----------   -----------   -----------
Balance at end of period                $ 2,555,688   $ 5,251,295   $ 3,429,365
                                        ===========   ===========   ===========

Loans held for sale at December 31, 1996 and 1995 consisted of first mortgage loans originated by Essex First. As of December 31, 1996, Essex First had outstanding commitments to fund mortgage loans totaling approximately $2.9 million, which were committed for sale to unaffiliated third parties.

NOTE 9 - FORECLOSED PROPERTIES

Foreclosed properties at December 31 consist of the following:

                                                          1996           1995
                                                          ----           ----
Properties acquired through foreclosure                $2,233,150     $5,055,032
Less allowance for losses                                 178,937        199,145
                                                       ----------     ----------
                                                       $2,054,213     $4,855,887
                                                       ==========     ==========

Changes in the allowance for losses on foreclosed properties for the year ended December 31 are as follows:

                                               1996          1995          1994
                                          ---------   -----------   -----------
          Balance at beginning of year    $ 199,145   $   417,805   $   724,293
          Provision for losses on
            foreclosed properties           (21,345)       79,393     1,923,033
                                          ---------   -----------   -----------
                                            177,800       497,198     2,647,326
          Charge-offs on foreclosed
            properties                        1,137      (298,053)   (2,229,521)
                                          ---------   -----------   -----------
          Balance at end of year          $ 178,937   $   199,145   $   417,805
                                          =========   ===========   ===========

NOTE 10 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 include:

                                                       1996             1995
                                                       ----             ----
       Land                                         $  591,766       $  754,406
       Buildings                                     1,230,819        2,164,062
       Furniture and equipment                       2,675,397        2,972,464
       Leasehold improvements                          183,497          217,242
       Property under capitalized lease                537,737          537,737
                                                    ----------       ----------
                                                     5,219,216        6,645,911
       Less accumulated depreciation
         and amortization                            2,734,094        2,523,989
                                                    ----------       ----------
                                                    $2,485,122       $4,121,922
                                                    ==========       ==========

Certain premises are occupied under noncancelable operating lease agreements. Leases having contractual attributes of purchased premises or equipment are capitalized and shown in the table above along with related amortization.

Future minimum lease commitments with terms in excess of one year at December 31, 1996, including cost escalation provisions, are as follows:

                                                     Capital      Noncancelable
                                                      Lease     Operating Leases
                                                      -----     ----------------
      1997                                         $ 119,201       $  284,086
      1998                                           119,201          277,585
      1999                                           119,201          246,924
      2000                                           119,201          228,030
      2001                                           119,201          214,776
      Later years                                       --               --
                                                   ---------       ----------
        Total minimum lease payments                 596,005       $1,251,401
                                                                   ==========
        Amount representing interest                 210,754
                                                   ---------
        Present value of net minimum capitalized
          payments                                 $ 385,251
                                                   =========

Rent expense for the years ended December 31, 1996, 1995, and 1994 amounted to $602,190, $903,922, and $953,867, respectively.

NOTE 11 - DEPOSITS

Deposits at December 31 include (dollars in thousands):

                                            1996                     1995
                                    --------------------    -------------------
      Balances by Interest Rate      Amount      Percent     Amount      Percent
                                     ------      -------     ------      -------
      NOW accounts -
        noninterest-bearing         $  1,070      .82%      $  1,496      .53%
      Passbook and Christmas
        Club - 3.25% to 3.50% in
        1996 and 2.50% to 3.70%
        in 1995                        3,765     2.87          7,973     2.81
      NOW accounts - 2.75% to
        3.0% in 1996 and 2.25%
        to 4.50% in 1995               4,175     3.19          6,061     2.14
      Money market -3.25% to
        5.02% in 1996 and 3.50%
        to 4.11% in 1995              16,350    12.48         24,349     8.59
      Certificate accounts -
        2.01% to 4.00%                  --        --             283      .10
        4.01% to 6.00%                80,203    61.20        132,438    46.71
        6.01% to 8.00%                25,433    19.41        108,574    38.30
        8.01% to 10.00%                   37      .03          2,192      .77
        10.01% to 12.00%                --        --             131      .05
                                    --------   ------       --------   ------
                                    $131,033   100.00%      $283,497   100.00%
                                    ========   ======       ========   ======

A summary of certificates by scheduled maturity at December 31, 1996 is as follows (in thousands):

                     1997                            $ 61,262
                     1998                              25,100
                     1999                              10,383
                     2000                               6,193
                     2001 and thereafter                2,735
                                                     --------
                                                     $105,673

Certificate accounts of $100,000 or more at December 31, 1996 and 1995 amounted to $14.8 million and $41.2 million, respectively.

Interest and weighted average rates on interest-bearing deposits for the years ended December 31 are as follows:

                                1996                    1995                    1994
                         -------------------     -------------------     ------------------
                           Interest    Rate        Interest    Rate        Interest    Rate
   Passbook and
     Christmas Club      $   225,525   3.33%     $   181,926   3.33%     $   173,273   3.32%
   NOW accounts              149,324   2.80          138,251   2.85          132,725   2.73
   Money Market
     accounts                949,835   4.50          900,719   4.14        1,379,483   3.41
   Certificate accounts   10,620,589   5.78       12,284,044   5.75       10,249,473   4.73
                         -----------   ----      -----------   ----      -----------   ----
                         $11,945,273   5.51      $13,504,940   5.50      $11,934,954   4.47
                         ===========   ====      ===========   ====      ===========   ====

NOTE 12 - FEDERAL HOME LOAN BANK ADVANCES

Borrowings from the Federal Home Loan Bank ("FHLB") at December 31 consist of the following (in thousands):

Maturity         Interest Rate             1996                   1995
--------         -------------         -----------             -------
1996             4.01% to 7.00%          $   --                $  7,143
1997             4.01% to 8.00%            16,144                13,144
1998             4.01% to 6.00%             7,138                 7,138
1999             5.01% to 6.00%             1,808                 1,808
2000             5.01% to 6.00%               600                   600
                                         --------              --------
                                         $ 25,690              $ 29,833
                                         ========              ========

Weighted average rate at end of period       6.14%                 6.00%
                                             ====                  ====

With the exception of $3.0 million of FHLB advances outstanding at December 31, 1996, all FHLB advances outstanding at December 31, 1996 and 1995 carried fixed rates of interest. The $3.0 million adjustable rate FHLB advances outstanding at December 31, 1996 will mature in 1997 and the applicable rate is indexed to the FHLB overnight deposit rate.

Advances from the FHLB at December 31, 1996 are collateralized by mortgage loans with a total principal balance of approximately $43.4 million. The unused lendable collateral value was $11.2 million at December 31, 1996.

NOTE 13 - SUBORDINATED CAPITAL NOTES

During 1989 and January 1990, the Bank sold $3.3 million of subordinated capital notes with a ten-year maturity. The notes were issued in minimum denominations of $2,500 at interest rates of 11.5% to 12%, the rates prevailing at the time of issuance. In July 1993, the Bank redeemed $2.8 million of the subordinated capital notes. In August 1996, the Bank redeemed the remaining subordinated capital notes at par in their entirety.


NOTE 14 - INCOME TAXES

The Company is subject to federal income taxes, and files a consolidated federal income tax return with its subsidiaries. The Partnership, however, was classified as a partnership for federal income tax purposes and was not subject to federal income taxes. Partnership income, gain, loss, deduction, credit, and items of tax preference (if any), determined in accordance with the partnership agreement, were taxable to the partners.

The Company's provision for (benefit from) income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal tax rate to loss before cumulative effect of change in accounting principle, extraordinary item, and income taxes for the years ended December 31 as follows:

                                                     1996                     1995                     1994
                                            ---------------------     -------------------     ---------------------
                                             Amount           %          Amount        %        Amount         %
                                             ------           -          ------        -        ------         -
Provision for income taxes at
  statutory federal tax rate                $(2,508,184)   (34.0)%    $(1,412,604) (34.0)%    $(2,551,771)   (34.0)%
Increase (decrease) resulting from:
   Unrecognized tax benefits                    991,196     13.4        1,407,828   33.9        2,175,931     28.9
   Partnership loss excluded from
     corporate taxation                              --       --               --     --          349,336      4.7
   Amortization of excess of cost
     over net assets acquired                 1,507,950     20.5           76,717    1.8          (68,550)    (0.9)
   Other                                          9,038      0.1          (71,941)  (1.7)          95,054      1.3
                                            -----------    -----      -----------  -----      -----------    -----
                                            $        --       --%$             --     --%     $        --       --%
                                            ===========    =====      ===========  =====      ===========    =====

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                             1996         1995
                                                             ----         ----
Deferred tax liabilities
    FHLB stock                                          $    231,880   $   375,982
    Basis in acquired loans                                2,430,234     2,920,534
    Premises and equipment                                    67,610        95,219
                                                        ------------   -----------
           Total deferred liabilities                      2,729,724     3,391,735

Deferred tax assets
    Federal net operating loss ("NOL") carryforwards       8,007,145     7,545,516
    Alternative minimum tax ("AMT")
      credit carryover                                       330,000       330,000
    PMSRs                                                     97,849       117,419
    Allowance for losses on loans and
      foreclosed properties                                  659,128     1,277,919
    Core deposit intangible                                1,130,022        17,080
    Other                                                    137,941        57,753
                                                        ------------   -----------
           Total deferred assets                          10,362,085     9,345,687
           Valuation allowance for deferred tax assets    (7,632,361)   (5,953,952)
                                                        ------------   -----------
           Net deferred tax assets                      $       --     $      --
                                                        ============   ===========

The Company applies an asset and liability approach for determining income taxes as required by SFAS 109. A valuation allowance has been established for the Company's deferred tax assets and liabilities because, based on management's assessment, their ultimate realizability cannot be assured.

The Bank and its subsidiaries qualify under provisions of the Internal Revenue Code that permit federal income taxes to be computed after deductions for additions to bad debt reserves. These deductions may be computed using either actual charge-offs or additions to its reserves based on the Bank's historical experience. If the amounts which have qualified as bad debt deductions (approximately $525,000 at December 31, 1996) are used for purposes other than to absorb bad debt losses, they will be subject to federal income tax at the then applicable rates.

The extraordinary item related to the forgiveness of debt in 1994 of $20.4 million (see Note 3) is net of $330,000 of income taxes. Although NOL carryforwards were utilized to eliminate the regular income tax liability, the Company recognized $330,000 of AMT related to the extraordinary item due to limitations on the utilization of NOL carryforwards for AMT purposes. As a result, the Company had an AMT credit carryover of $330,000 at December 31, 1996, which can be carried forward indefinitely.

At December 31, 1996, the Company had NOL carryforwards for income tax purposes of approximately $21.1 million expiring in the years 2007 through 2011. The utilization of such NOL carryforwards may be limited by the Internal Revenue Code in certain circumstances, including a change in ownership of the Company's stock.

NOTE 15 - MORTGAGE LOAN SERVICING

At December 31, 1996, 1995, and 1994, EBI through its subsidiaries serviced or subserviced approximately 13,300, 12,400, and 10,000 loans, respectively, with the following approximate principal balances (in thousands) at December 31 and related servicing fee income during the respective years ended December 31:

                                      1996                            1995                        1994
                           --------------------------        ----------------------      ----------------------
                               Loan          Loan              Loan         Loan           Loan         Loan
                             Principal     Servicing         Principal    Servicing      Principal    Servicing
                             Balances     Fee Income         Balances    Fee Income      Balances    Fee Income
                             --------     ----------         --------    ----------      --------    ----------
Loans owned by the
   Company                  $  126,373     $     --           $194,736    $     --        $132,369    $     --
Servicing and sub-
  servicing rights owned/
  participated in by the
  Company                      997,279      1,665,768          796,103     1,765,617       693,394     1,858,503
                            ----------     ----------         --------    ----------      --------    ----------
                            $1,123,652     $1,665,768         $990,839    $1,765,617      $825,763    $1,858,503
                            ==========     ==========         ========    ==========      ========    ==========

Servicing fee income is net of $1,878,725 in 1996, $1,459,570 in 1995, and $1,488,001 in 1994 paid to unaffiliated subservicing clients.

On February 28, 1997, the Company was notified by its largest subservicing client of its intention not to renew its contract beyond June 1, 1997. As of December 31, 1996, the Company serviced approximately 7,000 loans totaling $858.9 million for this client and servicing fee income for 1996 included approximately $409,000 attributable to servicing activities performed for this client. While the Company's management has intensified its marketing efforts in order to minimize the impact of this loss on the earnings performance of the Company, no assurances can be made that this significant servicing volume can be replaced in its entirety in the near term. In the meantime, the Company is examining expenses associated with the servicing of this client in contemplation of reductions to minimize the loss in servicing fee income.

As agent for investors for whom loans are serviced, the Company maintains escrow and custodial accounts in which borrower payments for principal, interest, taxes and insurance are deposited. At December 31, 1996, approximately $9.8 million of such accounts were on deposit at unaffiliated banks and $261,000 of such accounts were on deposit at the Bank.

Following is an analysis of the balances of PMSRs, excess servicing fees receivable and OMSRs for the years ended December 31:

                                                                   Excess
                                                      PMSRs       Servicing        OMSRs
                                                      -----       ---------        -----
    Balance at January 1, 1994                     $ 250,208     $2,167,945      $     --
       Additions                                          --        802,107            --
       Sales                                              --       (101,033)           --
       Amortization                                 (107,041)      (707,742)           --
       Valuation adjustments due to changes in
          prepayment and other assumptions                --        (89,842)           --
                                                   ---------     ----------      --------
    Balance at December 31, 1994                     143,167      2,071,435            --
       Amortization                                  (63,990)      (516,305)           --
                                                   ---------     ----------      --------
    Balance at December 31, 1995                      79,177      1,555,130            --
       Additions                                     170,067             --        73,230
       Amortization                                  (42,678)      (474,610)      (11,156)
                                                   ---------     ----------      --------
    Balance at December 31, 1996                   $ 206,566     $1,080,520      $ 62,074
                                                   =========     ==========      ========

NOTE 16 - NOTES PAYABLE

The balance of notes payable at December 31, 1996 consisted of a note payable to the former president of Home Bancorp and Home Savings. The note accrues interest at 9.50% per annum. The note is due in five equal annual installments, plus accrued interest thereon.

NOTE 17 - EMPLOYEE BENEFIT PLANS

Employees of EBI's subsidiaries participate in a 401(k) retirement plan administered by EBI. Annual contributions to the plan are discretionary, as authorized by the boards of directors of EBI and its subsidiaries. Expenses of the plan were $40,177 and $30,097 for 1995 and 1994, respectively. The Company did not make a contribution to the plan for 1996.

Effective in 1993, certain employees of EBI's subsidiaries began participating in a Supplemental Executive Retirement Plan ("SERP"). An expense of $38,836, $28,738, and $23,397 was recognized in 1996, 1995 and 1994, respectively, in connection with employee vesting in the SERP. The SERP provides deferred compensation of 5% to 10% of a covered employee's salary and vests at a rate of 20% per year. Deferred compensation in excess of 5% is discretionary and subject to the approval of EBI's Executive Compensation Committee.

NOTE 18 - PREFERRED STOCK

As described in Note 5, on September 15, 1995, EBI merged with Home Bancorp. In exchange for all of the outstanding stock of Home Bancorp, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of EBI with an aggregate redemption and liquidation value of $15 million. The 2,125,000 shares of Series B preferred stock bear a cumulative annual dividend rate of 9.5% (based on the redemption value) and the 125,000 shares of Series C preferred stock bear a cumulative annual dividend rate of 8.0% (based on the redemption value). The Series C preferred stock is senior to Series B preferred stock with respect to the payment of dividends, and the holders of the Series C preferred stock may, in their discretion, from time to time in whole or in part, elect to convert such shares of Series C preferred stock into a like amount of Series B Preferred Stock. Cumulative but undeclared dividends and accrued interest thereon for the Series B and Series C preferred stock were $1,729,472 and $85,418, respectively, as of December 31, 1996.

NOTE 19 - COMMON STOCK

Warrants: In connection with the Home Acquisition, the stockholders of Home Bancorp received warrants to purchase 7,949,000 shares of EBI common stock at a price of $0.9375 per share, which was the price of EBI common stock as of June 30, 1995. The warrants are exercisable beginning in September 1998 and expire in September 2005.

Stock Options: In 1995, the Company adopted the Essex Bancorp, Inc. Stock Option Plan (the "Option Plan"), which was submitted to and approved by the shareholders of EBI in May 1995. In June 1995, EBI's board of directors approved the First Amendment to the Option Plan which reduced the number of options and rights which can be granted with respect to EBI's common stock under the Option Plan to 930,000 shares. Stock appreciation rights ("SARs") may be issued in tandem with options granted under the Plan. These SARs entitle the holder to receive, without any payment to EBI, either cash or shares of EBI common stock, or a combination thereof, in an amount or having a fair market value determined as of the date of exercise equal to the excess of the fair market value per share on the date of exercise of the SAR over the price of the related option. Options granted under the Option Plan become exercisable over a three-year period (one-third per year), or earlier upon a change in control as defined in the Second Amendment to the Option Plan. SARs become exercisable only in the event of a change of control. Such a change in control occurred during 1996 as a result of the sale of the Branches, thus accelerating the vesting of all of the Company's employee stock options and their related SARs.

In 1995, the Company also adopted the Essex Bancorp, Inc. Non-Employee Directors Stock Option Plan (the "Directors Option Plan"), which was submitted to and approved by the shareholders of EBI in May 1995. In June 1995, EBI's board of directors approved the First Amendment to the Directors Option Plan. The First Amendment reduced the maximum number of options and rights which can be granted with respect to EBI common stock under the Directors Option Plan to 20,000 shares. Similar to the Option Plan, SARs may be issued in tandem with options granted under the Directors Option Plan.

The following table summarizes activity under the option plans for years ended December 31, 1996 and 1995 and the status at December 31, 1996.

                                                            Option Plan           Directors Option Plan
                                                      ----------------------     ------------------------
                                                      Number of       Option     Number of         Option
                                                       Options        Price       Options          Price
                                                       -------        -----       -------          -----
    Options granted, June 30, 1995                     498,233       $0.9375         2,000         $0.9375
    Granted                                                  -             -           900          3.8750
    Canceled                                           (56,692)       0.9375             -                -
                                                      --------                      ------
    Options outstanding, December 31, 1995             441,541        0.9375         2,900      0.9375-3.8750
    Granted                                             40,398        3.2500         1,350          2.0625
    Exercised                                         (210,955)       0.9375        (1,000)         0.9375
    Canceled                                           (10,000)       3.2500             -                -
    Canceled                                           (46,294)       0.9375             -                -
                                                      --------                      ------
    Options outstanding, December 31, 1996             214,690   0.9375-3.2500       3,250      0.9375-3.8750
                                                      ========                      ======

    Options exercisable as of December 31, 1996        214,690   0.9375-3.2500       1,900      0.9375-3.8750
                                                      ========                      ======

    Options available for future grant
       as of December 31, 1996                         504,355                      15,750
                                                      ========                      ======

In October 1995, the FASB issued Statement No. 123 - Accounting for Stock-Based Compensation ("SFAS 123"), which became effective January 1, 1996. SFAS 123 prescribes accounting and reporting for all stock-based compensation plans, including employee stock options. SFAS 123 does not require companies to change their existing accounting for employee stock options under Accounting Principles Board Opinion No. 25 - Accounting for Stock Issued to Employees ("APB 25"). Instead the new rules encourage companies to recognize expense for stock-based awards based on their estimated fair value on the grant date. Companies electing to continue following present accounting rules under APB 25 are required to provide pro forma disclosures of what net income and earnings per share would have been had the fair value method been used. During 1996, the Company followed the accounting rules of APB 25. Accordingly, because of the accelerated vesting of substantially all of the Company's stock options and their related SARs in accordance with the change in control provisions of the Option Plan, the Company's method of accounting for its stock option liability resulted in compensation expense based on changes in the Company's common stock price. This method of accounting conforms with the provisions of SFAS 123 for awards that call for settlement in cash rather than by issuing equity instruments. Therefore, the provisions of SFAS 123 requiring pro forma disclosures based on the fair value method of accounting for stock-based compensation are not applicable to the Company.

Stock Purchase Plan. In 1995, the Company adopted the Essex Bancorp, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"), which was submitted and approved by the shareholders of EBI in May 1995. The Stock Purchase Plan permits all eligible employees of the Company to purchase through after-tax payroll deductions, at a 15% discount, shares of the Company's common stock. During the year ended December 31, 1996, employees acquired approximately 3,694 newly-issued shares of the Company's common stock under the Stock Purchase Plan.

Per Unit Allocations: The historical allocations of net income (loss) based on the Partnership's former allocation formula for the year ended December 31, 1994 was as follows:

         Allocation of net income (loss):
           Class A Units                                  $  8,037,660
           General Partner's interest                        5,052,032
                                                          ------------
                                                          $ 13,089,692
                                                          ============

         Net income (loss) per:
           Class A Unit                                   $       3.87

         Average number of units outstanding:
           Class A Units                                     2,078,382
                                                          ------------
           Common Units                                      2,078,382
                                                          ============

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107 - Disclosure About Fair Value of Financial Instruments ("SFAS 107"), requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair value of such instruments has been based on assumptions, which management believes to be reasonable, with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Because these estimates do not necessarily represent actual purchases or sales of financial instruments, the market value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' value and should not be considered an indication of the fair value of the Company taken as a whole.

The following summary presents the methodologies and assumptions used to estimate the fair value of the Company's financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature, and therefore, the results may not be precise. The subjective factors utilized include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. In addition, the calculation of estimated fair values is based on market conditions at December 31, 1996 and 1995 and may not be reflective of current or future fair values.

Financial Assets. The carrying amounts reported for cash and cash equivalents, FHLB stock, loans held for sale, and securities available for sale approximate those assets' fair values. Fair values for securities and mortgage-backed securities held for investment are based on quoted market prices or dealer quotes. The fair value of residential and consumer loans held for investment is based on the Sensitivity Report produced for the Bank by the FHLB. The fair value of excess servicing fees receivable is based on the present value of future servicing revenue in excess of normal servicing revenue on loans sold. The fair values in this Sensitivity Report are determined by discounted cash flows based upon yield, maturity, repricing, and current rate data reported by the Bank to the OTS. Commercial real estate and construction and development loans are valued based upon discounted cash flows with discount rates approximating rates that would be offered those individual borrowers to extend their credits as of December 31, 1996 and 1995. For nonperforming loans, the estimated fair value is not greater than the estimated fair value of the underlying collateral.

Financial Liabilities. The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair values of fixed maturity certificates of deposit, FHLB advances, and subordinated capital notes are based on the Sensitivity Report produced for the Bank by the FHLB. The fair values in this Sensitivity Report are determined by discounted cash flows based upon maturity, cost, and current rate data as reported by the Bank to the OTS. The carrying amount of notes payable approximates the fair value for those liabilities.

The Company has off-balance sheet financial instruments in the form of commitments to extend credit, recourse on PMSRs acquired from third parties, and recourse on loans sold to third parties. Because commitments to extend credit approximate current market commitment terms, their fair value is not considered significant. The fair value of recourse on PMSRs acquired from third parties and loans sold to third parties is the estimated loss allocated to off-balance sheet recourse.

                                                             December 31, 1996               December 31, 1995
                                                         ------------------------         -----------------------
                                                                        Estimated                       Estimated
                                                         Carrying         Fair            Carrying        Fair
                                                           Value          Value             Value         Value
                                                           -----          -----             -----         -----
                                                                                (in thousands)
Financial Assets
     Cash and cash equivalents.....................      $   6,195       $   6,195        $  16,009    $  16,009
     FHLB stock....................................          2,540           2,540            3,603        3,603
     Securities available for sale.................              9               9            1,494        1,494
     Securities held for investment................          6,003           5,890            7,999        7,840
     Mortgage-backed securities available for sale.              -               -           13,744       13,744
     Mortgage-backed securities held for
        investment.................................          1,905           1,869            1,906        1,806
     Loans held for sale...........................          2,463           2,463            3,263        3,263
     Loans held for investment, net................        145,551         147,123          266,632      271,778
     Originated mortgage servicing rights..........          1,143           1,143            1,555        1,555

Financial Liabilities
     Deposits with no stated maturity..............      $  25,360       $  25,361        $  39,879    $  39,879
     Time deposits.................................        105,673         105,977          243,618      246,266
     FHLB advances.................................         25,690          25,767           29,833       30,210
     Notes payable.................................             96              96              120          120
     Capital lease obligations.....................            385             386              425          431
     Subordinated capital notes....................              -               -              628          636
     Off-balance sheet commitments
        and recourse obligations...................              -              89                -          113

NOTE 21 - REGULATORY MATTERS

Regulatory Capital. The Bank is required pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and OTS regulations promulgated thereunder to satisfy three separate requirements of specified capital as a percent of the appropriate asset base: a tangible capital requirement, a core capital requirement, and a risk-based capital requirement. At December 31, 1996, the Bank was in compliance with the capital requirements established by FIRREA.

Section 38 of the Federal Deposit Insurance Act, as added by the FDIC Improvement Act ("FDICIA"), requires each appropriate agency and the FDIC to, among other things, take prompt corrective action ("PCA") to resolve the problems of insured depository institutions that fall below certain capital ratios. Federal regulations under FDICIA classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I core capital, Tier I risk-based capital, and total risk-based capital. As of December 31, 1996, the Bank was "well capitalized" for PCA purposes as compared to "adequately capitalized" for PCA purposes as of December 31, 1995.

The Bank's capital amounts and ratios as of December 31, 1996 and 1995 are presented in the following tables (dollars in thousands):

                                                                                              To Be Well
                                                                   For Capital             Capitalized Under
                                          Actual                Adequacy Purposes           PCA Provisions
                                     Amount       Ratio        Amount         Ratio       Amount         Ratio
                                     ------       -----        ------         -----       ------         -----
As of December 31, 1996
   Total capital (to
     risk-weighted assets)           $16,495     14.73%          $8,959     8.0%          $11,198     =>10.0%
   Tier I capital (to
     risk-weighted assets)            15,090     13.48%           4,480     4.0%            6,719      =>6.0%
   Tier I capital (to
     total assets)                    15,090      8.66%           6,969     4.0%            8,711      =>5.0%
   Tangible capital (to
     total assets)                    15,090      8.66%           2,613     1.5%                -          -


                                                                                           To Be Adequately
                                                                   For Capital             Capitalized Under
                                           Actual               Adequacy Purposes           PCA Provisions
                                     -----------------          -----------------           --------------
As of December 31, 1995
   Total capital (to
     risk-weighted assets)           $16,927      8.89%         $15,250     8.0%          $15,250      =>8.0%
   Tier I capital (to
     risk-weighted assets)            14,181      7.44%           7,625     4.0%            7,625      =>4.0%
   Tier I capital (to
     total assets)                    14,181      4.28%          13,267     4.0%           13,267      =>4.0%
   Tangible capital (to
     total assets)                    14,181      4.28%           4,975     1.5%                -          -

Regulatory Compliance. On June 30, 1995, EBI and the Bank entered into a definitive agreement to acquire Home Bancorp and its wholly-owned subsidiary, Home Savings. The Home Acquisition was consummated on September 15, 1995, and as a result of the transaction, the OTS terminated supervisory agreements EBI and the Bank had entered into with the OTS. However, the boards of directors of EBI and the Bank have undertaken, as required by the OTS, to continue to implement and adhere to the spirit of the provisions of the agreements. Such provisions include restrictions on dividend payments and expense reimbursements, and among other areas of compliance, restrictions on transactions with affiliates, continued oversight of asset quality, and the submission of an updated business plan for 1997, which was submitted to the OTS on January 3, 1997.

The much-improved capital ratios of the Bank as of December 31, 1996 resulted from the impact of the sale of the Branches on the Bank's total asset size. While management is of the opinion that capital compliance will be maintained throughout 1997, maintaining compliance with all regulatory capital requirements beyond the near term and enhancing shareholder value will depend to a significant degree on the Bank's ability to generate recurring profitability. To that end, the boards of directors of EBI and the Bank and the Committee continue to evaluate profitability enhancements and possibilities for corporate restructurings.

Management plans to focus on (i) the reduction in the level of noninterest expenses in relation to the Company's asset size through cost reduction and containment strategies, (ii) the prudent utilization of capital and improvement in net interest margin through loan growth with an emphasis on community consumer lending and construction loan production and (iii) an emphasis on core deposit relationships with the Bank's customers to provide a stabilized source of funds for growth.

NOTE 22 - PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed financial information of EBI is presented below. As a result of the Merger described in Note 1, the parent company information presented within this note includes the operating results of the Partnership for the year ended December 31, 1994. While the supervisory agreements with the OTS are no longer in effect as a result of the Home Acquisition, the Company is still obligated to comply with the spirit of the agreements. Therefore, the Bank is currently precluded from making dividend payments to EBI.

                                 Balance Sheets
                           December 31, 1996 and 1995
                                 (in thousands)

                                                                1996      1995
                                                                ----      ----
ASSETS
  Cash                                                         $   117   $   195
  Investment in subsidiaries                                    15,458    22,884
  Other                                                              1       156
                                                               -------   -------
                                                               $15,576   $23,235
                                                               =======   =======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Notes payable                                                $    96   $   120
  Redeemable Preferred Stock redemption proceeds payable            90       194
  Other                                                            284       291
                                                               -------   -------
    Total Liabilities                                              470       605

SHAREHOLDERS' EQUITY                                            15,106    22,630
                                                               -------   -------
                                                               $15,576   $23,235
                                                               =======   =======

                            Statements of Operations
              For the years ended December 31, 1996, 1995 and 1994
                                 (in thousands)

                                                    1996      1995       1994
                                                   -------   -------   --------

Interest expense on notes payable                  $   (11)  $  (113)  $   (723)
Net operating income (expenses)                         60       686       (197)
                                                   -------   -------   --------
  Net income (loss) before undistributed loss
    of subsidiaries and extraordinary items             49       573       (920)
Undistributed income (loss) of subsidiaries         (7,426)   (4,466)    14,010
                                                   -------   -------   --------
  Net income (loss) before extraordinary items      (7,377)   (3,893)    13,090
Extraordinary items                                   --       2,683       --
                                                   -------   -------   --------
  Net income (loss)                                $(7,377)  $(1,210)  $ 13,090
                                                   =======   =======   ========

                            Statements of Cash Flows
              For the years ended December 31, 1996, 1995 and 1994
                                 (in thousands)

                                                        1996      1995       1994
                                                        ----      ----       ----
OPERATING ACTIVITIES
  Net income (loss)                                   $(7,377)  $ (1,210)  $ 13,090
  Adjustments to reconcile net income (loss) to
    cash provided by (used in) operating activities:
      Extraordinary item - forgiveness of debt           --       (2,683)      --
      Equity in (income) loss of subsidiaries           7,426      4,466    (14,010)
      Amortization of organization costs                 --         --           20
      Accretion of premium on notes payable              --         --          (24)
      Decrease (increase) in other assets                   1       (432)       143
      Increase (decrease) in other liabilities             (7)      (118)       777
                                                      -------   --------   --------
        NET CASH PROVIDED BY (USED IN)
         OPERATING ACTIVITIES                              43         23         (4)
                                                      -------   --------   --------

FINANCING ACTIVITIES
  Proceeds from notes payable                            --        1,004          4
  Payments on notes payable                               (24)      --         --
  Redemption of Settlement Preferred Stock               (104)      (832)      --
  Common stock issued under the Employee Stock
    Purchase Plan                                           7       --         --
                                                      -------   --------   --------
       NET CASH PROVIDED BY (USED IN)
       FINANCING ACTIVITIES                              (121)       172          4
                                                      -------   --------   --------

        NET INCREASE (DECREASE) IN CASH                   (78)       195       --
        CASH AT BEGINNING OF PERIOD                       195       --         --
                                                      -------   --------   --------

        CASH AT END OF PERIOD                         $   117   $    195   $   --
                                                      =======   ========   ========

NONCASH INVESTING AND FINANCING ACTIVITIES
  Valuation of preferred stock and warrants issued
     in connection with the Home Acquisition          $  --     $ 15,545   $   --
  Transfer by the Partnership of assets and
    liabilities to EBI                                   --         --        5,859
  Capitalization of accrued interest on the
    10-Year and 7-Year Notes                             --         --          550

NOTE 23 - SEGMENT DATA

The Company's major business segments consist of (i) attracting deposits from the general public and using such deposits, together with borrowings in the form of advances from the FHLB and other sources of funds, for reinvestment in real estate mortgages, other loans, investments, and mortgage-backed securities (the "Retail Banking Segment"), and (ii) the origination of real estate mortgage loans for sale to third parties with servicing retained in certain instances (the "Mortgage Banking Segment"). The Retail Banking Segment depends on the difference between interest earned on loans and investments over interest paid on deposits to fund operating activities and generate a profit. Historically, the nature of the Company's branch activities resulted in less reliance on deposit service charges and other ancillary income. However, this strategy is in transition as the Company moves to more traditional banking.

The Mortgage Banking Segment depends on gains from the sale of loans in the secondary market and loan servicing income to fund operating expenses. During the years ended December 31, 1996, 1995, and 1994, predominantly all loans originated by the Company were sold on a servicing released basis in order to supplement the regulatory capital of the Bank.

The following table summarizes the mix of the major business segments (in thousands):

                                                   Retail         Mortgage
                                                   Banking         Banking
                                                   Segment         Segment       Consolidated
                                                   -------         -------       ------------
     1996
         Total revenue                            $   7,652      $   2,738         $ 10,390
         Loss before extraordinary items
            and income taxes                         (6,187)        (1,190)          (7,377)
         Depreciation and amortization of
            premises and equipment                      313            226              539
         Identifiable assets                        169,457          4,810          174,267

     1995
         Total revenue                            $   6,402      $   2,690        $   9,092
         Loss before extraordinary items
            and income taxes                         (2,452)        (1,703)          (4,155)
         Depreciation and amortization of
            premises and equipment                      262            228              490
         Identifiable assets                        332,454          6,270          338,724

     1994
         Total revenue                            $   8,318      $   2,759         $ 11,077
         Loss before cumulative effect
            of change in accounting principle,
            extraordinary item, and income taxes     (4,921)        (2,584)          (7,505)
         Depreciation and amortization of
            premises and equipment                      317            235              552
         Identifiable assets                        287,943          8,288          296,231

Revenue is defined as net interest income before loan loss provisions plus noninterest income. Revenue by major business segment represents revenue from unaffiliated customers.

The Mortgage Banking Segment consists of the operations of Essex First Mortgage Corporation, a wholly-owned subsidiary of the Bank engaged primarily in the origination and sale of residential mortgage loans; Essex Home Mortgage Servicing Corporation and its subsidiary, indirect subsidiaries of EBI and the Bank that are engaged primarily in the servicing of mortgage loans owned by the Bank, various governmental agencies, and various third party investors; and EMC, a direct subsidiary of EBI that has been engaged in various mortgage banking activities. Furthermore, the Mortgage Banking Segment includes the OMSRs and PMSRs held by the Bank, in addition to income and expenses associated with these servicing assets, such as the Bank's loan servicing fees and related amortization of the OMSRs and PMSRs.

The Retail Banking Segment consists of all interest-earning assets, interest-bearing liabilities, and related net interest income after provision for loan losses of EBI and its subsidiaries, in addition to the operations of EBI, the Partnership, the Bank (excluding the impact of servicing assets and related income and expenses), and Essex Capital Corporation.

                              INVESTOR INFORMATION

Annual Meeting of Stockholders

      The Annual Meeting of Stockholders of Essex Bancorp, Inc. will be held at The Koger Center, Building 9, Second Floor Conference Room, Norfolk, Virginia on May 29, 1997 at 1:00 p.m.

Stock Price Information

      Essex Bancorp, Inc.'s common stock is listed on the American Stock Exchange (AMEX) under the symbol "ESX." The table below sets forth the high and low sales prices of the common stock, as reported by the AMEX during 1996 and 1995.

                   1996                 1995
            ------------------   -----------------
Quarter       High        Low      High        Low
-------       ----        ---      ----        ---
First       $5.0000    $2.0000   $6.2500   $1.7500
Second       3.2500     2.0000    2.1250    0.6250
Third        2.8125     1.5000    5.6250    1.0000
Fourth       2.3750     1.7500    5.0000    1.6250

Stock Transfer Agent

Stockholders who have questions about their accounts or who wish to change ownership or address of stock; to report lost, stolen or destroyed certificates; or to consolidate accounts, should contact:

Service Data Corporation
2424 South 130th Circle
Omaha, Nebraska  68144
Telephone (800) 223-3464

Annual Report on Form 10-K and Additional Information

A copy of Form 10-K as filed with the Securities and Exchange Commission is available without charge to stockholders upon written request. Requests for this or other financial information about Essex Bancorp, Inc. should be directed to:

Jennifer L. DeAngelo, Corporate Secretary
Essex Bancorp, Inc.
The Koger Center, Building 9, Suite 200
Norfolk, Virginia  23502
Telephone (757) 893-1326

Independent Accountants

Price Waterhouse LLP
700 World Trade Center
Norfolk, Virginia  23510-9916
Telephone (757) 622-5005

                             DIRECTORS AND OFFICERS

EXECUTIVE OFFICERS

Gene D. Ross
Chairman, President and Chief Executive
  Officer
Essex Bancorp, Inc.,
Essex Savings Bank, F.S.B. and
Essex Home Mortgage Servicing
   Corporation

Roy H. Rechkemmer, Jr.
Vice President-Finance/Treasurer
Essex Bancorp, Inc. and
Essex Savings Bank, F.S.B.

Mary-Jo Rawson
Chief Accounting Officer
Essex Bancorp, Inc. and
Essex Savings Bank, F.S.B.

Earl C. McPherson
President and Chief Executive Officer
Essex First Mortgage Corporation

DIRECTORS

Gene D. Ross
Chairman, President and Chief Executive
  Officer
Essex Bancorp, Inc.

Roscoe D. Lacy, Jr.
Vice President and General Manager
Miles Jennings, Inc.
Elizabeth City, North Carolina
(industrial supply company)

Robert G. Hecht
Chief Executive Officer
Trumbull Corporation
Pittsburgh, Pennsylvania
(highway construction company)

Harry F. Radcliffe
President and Chief Executive Officer
First Home Savings Bank, F.S.B.
Pittsburgh, Pennsylvania

                              CORPORATE INFORMATION

Executive Offices

The Koger Center
Building 9, Suite 200
Norfolk, Virginia  23502
Telephone (757) 893-1300

Subsidiaries of Essex Bancorp, Inc.

Essex Savings Bank, F.S.B.
The Koger Center
Building 9, Suite 200
Norfolk, Virginia  23502
Telephone (757) 893-1300

Essex Home Mortgage Servicing
  Corporation
2420 Virginia Beach Boulevard, Suite 109
Virginia Beach, Virginia  23454
Telephone (757) 631-4240

Subsidiary of Essex Savings Bank, F.S.B.

Essex First Mortgage Corporation
The Koger Center
Building 9, Suite 200
Norfolk, Virginia  23502
Telephone (757) 893-1300

Essex Savings Bank, F.S.B.
Retail Banking Offices

Virginia
     520 South Main Street
     Emporia, Virginia  23847

     1401 Gaskins Road
     Richmond, Virginia  23233

     1455 N. Main Street
     Suffolk, Virginia  23434

North Carolina
     400 W. Ehringhaus Street
     Elizabeth City, North Carolina 27909
     Telephone (919) 338-0871

Essex First Mortgage Corporation
Mortgage Loan Production Offices

Virginia
     1401 Gaskins Road
     Richmond, Virginia  23233

     2430 Southland Drive, 3rd Floor
     Chester, Virginia  23831

     The Koger Center, Building 9, Suite 100
     Norfolk, Virginia  23502

North Carolina
     400 W. Ehringhaus Street
     Elizabeth City, North Carolina  27909