Form 10-K, Exhibit 13
period 1997-12-31
ESSEX BANCORP INC /NEW
filed 1998-03-31
CIK 847325

EXHIBIT 13















                              ESSEX BANCORP, INC.



                               1997 ANNUAL REPORT

                               ESSEX BANCORP, INC.

                                Table of Contents


                                                                   Page
                                                                   ----

        Report to Our Stockholders                                    1

        Five Year Financial Summary                                   3

        Management's Discussion and Analysis                          4

        Report of Independent Accountants                            23

        Consolidated Financial Statements                            24

        Notes to Consolidated Financial Statements                   32

        Investor Information                                         56

        Directors and Officers                                       57

        Corporate Information                                        58

                                     [LOGO]

                                  BANCORP, INC.

                           MESSAGE TO OUR STOCKHOLDERS



To Our Stockholders:

In our past reports to our stockholders we have extensively chronicled the problems of Essex Bancorp, Inc. (the "Company") and the many restructuring activities that we have undergone. All of these efforts were undertaken to better position the Company for growth and profitability. During 1997 our investor base changed dramatically as a result of the volatility in the Company's common stock. We surmise that such investors are more interested in the potential of their investment rather than the history of the Company, which is reflected in our current and previous public filings. It is important for you to know that we are singularly focused on achieving profitability and looking forward.

Following a material downsizing of the Company during 1996 through the sale of nine non-strategic branches in three separate transactions, 1997 was a year of improving our financial fundamentals, leveraging our capital with 17.5% deposit growth in our retail branch banking franchise, reducing nonperforming assets by 36.8%, and increasing total assets by 11.9%, thereby better positioning ourselves to be profitable in 1998.

In 1997 we began to execute many of the strategies that were developed out of prior year strategic planning sessions and the work of the Strategic Evaluation Committee. The fundamentals of the Company have changed dramatically since 1992 when combined losses from operations at Essex

Bancorp, Inc. for the five years through 1996 following the change in management in 1992 amounted to $45.5 million. Our 1997 loss of $297,000 represents a major improvement; however, we recognize that nothing short of profitability above and beyond the amounts we must earn to cover the accruing dividends on our preferred stock will be satisfactory. I encourage you to read the Management's Discussion and Analysis of Financial Condition and Results of Operations in order to enhance your perspective of the Company's performance during 1997.

1998 is a critical year in which we must achieve profitability and demonstrate that we do have the ability to leverage our capital through growth, and achieve sufficient returns for common and preferred shareholders. The outlook appears to present many favorable market opportunities for us. We believe our mortgage company can succeed in a lower rate environment in which mortgage production, both residential and construction, should be active. Our servicing company has the capacity to expand by attracting new subservicing contracts, and we believe our costs are low and our pricing very competitive. Finally, with the April 1998 relocation of our Suffolk, Virginia branch into its newly constructed full-service branch, we will have four excellent retail bank branch locations that have growing market share in expanding markets. In view of the significant consolidation of financial institutions in Virginia through merger, we are reviewing opportunities to expand our banking franchise.

In summary, we believe Essex has accomplished a great deal and we have employees who are capable and motivated to achieve much greater successes in 1998. The management of the Company and the Board of Directors are committed to expanding the business and achieving profitability. We appreciate your support and welcome hearing from you.



                                             /s/ Gene D. Ross

                                             Gene D. Ross
                                             President and CEO
                                             Essex Bancorp, Inc.
                                             March 31, 1998


                                             FIVE YEAR FINANCIAL SUMMARY
                                      (Dollars in Thousands, Except Per Share)

                                                              At or For the Year Ended December 31,
                                                  1997         1996           1995         1994           1993
                                                  ----         ----           ----         ----           ----
     BALANCE SHEET DATA:
       Total assets.........................    $195,088      $174,267      $338,724     $296,231       $390,958
       Net loans ...........................     167,441       145,551       266,632      237,392        206,781
       Deposits  ...........................     153,927       131,033       283,497      222,462        328,781
       Federal Home Loan Bank advances......      23,547        25,690        29,833       58,952         41,661
       Notes payable........................          72            96           120        2,691         21,891
       Shareholders' equity and total
         partners' capital (deficit)........      14,817        15,106        22,630        8,140         (4,950)
       Nonperforming assets.................       3,298         5,215        11,257       13,652         18,090
       Allowance for loan losses............       2,382         2,556         5,251        3,429          3,039

     OPERATIONS DATA:
       Interest income......................    $ 14,547      $ 19,872      $ 22,547     $ 22,966       $ 27,727
       Interest expense.....................       9,230        13,764        16,627       15,956         19,027
       Net interest income..................       5,317         6,108         5,920        7,010          8,700
       Provision for loan losses............         113         1,411         2,477        1,604          1,085
       Noninterest income...................       2,463         4,282         3,172        4,068          7,372
       Noninterest expense:
         Amortization.......................         531         7,011           956        1,360          6,420
         Other..............................       7,433         9,345         9,814       15,619         17,048
       Income (loss) before cumulative
         effect of change in accounting
         principle, extraordinary items,
         and income taxes...................        (297)       (7,377)       (4,155)      (7,505)        (8,481)
       Cumulative effect of change in
         accounting principle...............           -             -             -          179              -
       Extraordinary items, net of tax......           -             -         2,945 (1)   20,416 (2)          -
       Net income (loss)....................        (297)       (7,377)       (1,210)      13,090         (8,481)
       Net income (loss) available to common
         stockholders.......................      (1,932)       (8,824)       (1,578)      13,090         (8,481)
       Basic and diluted net loss per
         common share (3)...................       (1.83)        (8.39)        (1.50)           -              -
       Pro forma basic and diluted net
         income (loss) per common
         share (3)..........................           -             -             -        12.47          (8.08)

     OTHER DATA:
       Return on average assets.............        (.16)%       (2.73)%        (.39)% (1)   3.88% (2)     (2.12)%
       Return on average capital............       (1.96)%      (39.51)%      (10.59)%             (4)            (4)
       Average capital to average assets....        8.13%         6.92%         3.67%              (5)            (5)
       Net interest spread..................        2.69%         2.20%         2.00%        2.46%          2.73%
       Net interest margin..................        3.01%         2.41%         2.01%        2.20%          2.34%
       Nonperforming assets as a percent
         of total assets at end of year.....        1.69%         2.99%         3.32%        4.61%          4.63%
       Allowance for loan losses as a
         percent of total loans at end
         of year ...........................        1.40%         1.73%         1.93%        1.42%          1.45%
       Net charge-offs as a percent of
         average total loans................        .18%          1.89%          .46%         .55%           .95%
       Retail banking offices...............          4              4            12            8             11

     (1) The Company recognized a $2.9 million extraordinary credit to earnings related to the forgiveness of debt during 1995. The return on average assets excluding the impact of this extraordinary item was (1.33)% for the year ended December 31, 1995.
     (2) The Company recognized a $20.4 million extraordinary credit (net of income taxes) to earnings related to a litigation settlement during 1994. The return on average assets excluding the impact of this extraordinary item was (2.17)% for the year ended December 31, 1994.
     (3) The Company adopted Statement of Financial Accounting Standards No. 128
         - Earnings Per Share during 1997 and has restated per share data accordingly for all periods presented.
     (4) Ratio exceeds (100.00)%.
     (5) Ratio is less than 0.00%.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Essex Bancorp, Inc. (the "Company") is a Delaware corporation that was formed in 1994 to be the single thrift holding company for Essex Savings Bank, F.S.B. (the "Bank"), a federally-chartered savings bank which operates four branches in North Carolina and Virginia. The Company is the successor by merger to Essex Financial Partners, L.P. (the "Partnership"), a Delaware limited partnership which was formed in 1988 in order to acquire the former holding company of the Bank. The Partnership and the Bank's former holding company were merged into the Company in January 1995. The Company is engaged primarily in the operation of the Bank as a wholly-owned subsidiary. In addition, the Company's other principal operating subsidiaries are Essex First Mortgage Corporation ("Essex First"), a wholly-owned subsidiary of the Bank that is engaged primarily in the origination and sale of residential mortgage loans, and Essex Home
Mortgage Servicing Corporation ("Essex Home"), an indirect subsidiary of the Company and the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, various governmental agencies, and various third party investors. Essex Mortgage Corporation ("EMC") is also a direct subsidiary of the Company that was formerly engaged in various mortgage banking activities and, at December 31, 1997, held loans and other assets as a result of its past activities.

         In January 1996, the Company's Board of Directors formed a special committee of the Board, the Strategic Evaluation Committee (the "Committee"). Although the Bank exceeded all regulatory capital requirements after the Bank's acquisition of Home Bancorp, Inc. ("Home Bancorp") and its wholly-owned subsidiary Home Savings Bank, F.S.B. ("Home Savings") on September 15, 1995 (the "Home Acquisition"), the core operations of the Company since the Home Acquisition had not been profitable and the retail banking branches acquired from Home Savings required additional capital in order to be successful full-service facilities. In early 1996, the Committee began exploring the possible benefits of further expansion or contraction by branch sales. In May 1996, an independent consultant retained by the Company issued a report that validated the Committee's conclusions that selling non-strategic bank branches and effectively shrinking the size of the asset base by approximately 50% was a strategy that ultimately would be in the best interests of the common and the preferred shareholders of the Company. Accordingly, in addition to completing the already-negotiated sales of the Bank's Charlotte, Raleigh, Greensboro and Wilmington, North Carolina branches, the Company proceeded to negotiate the sale of the Bank's Norfolk, Portsmouth, Hampton, Newport News and Grafton, Virginia branches, which were completed during the last two quarters of 1996.
Collectively, the nine branches sold during 1996 are referred to as the "Branches." The outcome of the strategy to downsize is that the Company has retained the most strategic branches with the greatest potential for significant market share growth, has achieved a "well capitalized" status for regulatory capital purposes and has removed goodwill associated with the Home Acquisition from its balance sheet. In addition, the Company's operating expenses in 1997 were reduced due to the elimination of the amortization of goodwill and the operating expenses associated with the Branches.

         As part of the Home Acquisition, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of the Company with an aggregate redemption and liquidation value of $15.0 million, and bearing cumulative annual dividend rates of either 8% or 9.5%. Cumulative but undeclared dividends and accrued interest thereon for the Series B and Series C preferred stock approximated $3.5 million at December 31, 1997. The Bank's core and risk-based regulatory capital ratios were 7.86% and 14.33%, respectively, at December 31, 1997 resulting in excess core capital of $7.5 million and excess risk-based capital of $7.4 million over the minimum regulatory requirements. While management is of the opinion that capital compliance will be maintained throughout 1998, until the Company's core profitability is restored, management cannot provide assurances that compliance with all regulatory capital requirements can be sustained beyond that horizon. Moreover, the Company's losses and continuing inability to generate income sufficient to cover the cumulative dividends on the Series B and C preferred stock will continue to affect the equity of the holders of the Company's common and preferred stock. The Committee will continue to evaluate strategic alternatives to enhance shareholder value.

         The following discussion and analysis of financial condition and results of operations should also be read in conjunction with the "Five Year Financial Summary" and the Consolidated Financial Statements and related Notes included herein.


Financial Condition

         General. Total assets of the Company at December 31, 1997 were $195.1 million as compared to $174.3 million at December 31, 1996, an increase of approximately $20.8 million or 11.9%. The increase in assets was primarily attributable to a $21.9 million increase in loans held for investment, which reflected the Company's strategy of investing proceeds from the maturities of investment securities and funds provided by the growth in deposits into higher yielding loans.

         Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash, interest-bearing deposits in other banks, federal funds sold and securities purchased under agreements to resell) increased by $4.8 million or 78.1% during 1997 due to the excess liquidity maintained at December 31, 1997 in order to fund upcoming deposit maturities. In addition, the level of cash and cash equivalents was lower at December 31, 1996 because a portion of the Bank's excess liquidity had been used to complete the sale of the Branches during 1996.

         Investment Securities. As a matter of policy, the Company generally emphasizes lending activities (as opposed to investing activities) in order to enhance the weighted average yield on its interest-earning assets and, thus, its results of operations. Investment securities (including securities classified as available for sale) consist of U.S. Government and agency obligations, Federal Home Loan Bank ("FHLB") stock, and mutual fund investments. During the year ended December 31, 1997, investment securities declined by $4.8 million or 56.2%. The decrease during 1997 was attributable to (i) the redemption of $1.2 million of FHLB stock resulting from the FHLB's policy regarding stock holdings in excess of membership requirements, which limits any FHLB member's excess stock to no more than $500,000 and (ii) the maturity of $4.0 million in U.S. Treasury and U.S. government agency securities. Funds obtained from the decline in investment securities were used to fund the acquisition of higher yielding loans.

         Mortgage-Backed Securities. Mortgage-backed securities increase the credit quality of the Company's assets by virtue of the insurance or guarantees of federal agencies that back them, generally require less capital under risk-based regulatory capital requirements than non-insured or non-guaranteed mortgage loans, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. Because the Company is emphasizing lending and the investment of the proceeds from the maturities of securities into higher yielding loans, there were no new investments in mortgage-backed securities in 1997.

         Loans. Net loans (including loans classified as held for sale) increased by $21.6 million or 14.6% during 1997 resulting from purchases of adjustable-rate first mortgage loan portfolios totaling $22.2 million and mortgage loan originations by Essex First. The Company relied on acquisitions of adjustable-rate portfolios during 1997 because customer demand during the period of low interest rates has emphasized fixed rate loans, which the Company sells in the secondary market.

         Nonperforming Assets. The Company's nonperforming assets, net of specific reserves for collateral-dependent real estate loans ("CDRELs") and foreclosed properties, decreased from $5.2 million at December 31, 1996 to $3.3 million at December 31, 1997, and consisted of the following (dollars in thousands):

                                                          1997                   1996
                                                          ----                   ----
                                                              % of                   % of
                                                              Total                  Total
                                                     Amount   Loans           Amount Loans
                                                     ------   -----           ------ -----
     Nonaccrual loans, net:
       First and second mortgages................     $1,203   .71%           $2,513  1.70%
       Construction and development..............        133   .08               220   .15
       Commercial................................        132   .08                22   .01
       Consumer..................................         88   .05               153   .10
     Accruing loans 90 days or more past due.....         21   .01                30   .02
     Troubled debt restructurings................        209   .12               223   .15
                                                      ------   ---            ------   ---
         Total nonperforming loans...............      1,786  1.05             3,161  2.13
     Foreclosed properties, net..................      1,512   .89             2,054  1.39
                                                       ----- -----             -----  ----
         Total nonperforming assets..............     $3,298  1.94%           $5,215  3.52%
                                                       =====  ====             =====  ====

     Nonperforming assets to total assets........             1.69%                   2.99%
     Nonperforming loans to total loans..........             1.05                    2.13
     Allowance for loan losses to
       total loans...............................             1.40                    1.73
     Allowance for loan losses to
       nonaccrual loans..........................           153.09                   87.90
     Allowance for loan losses to
       nonperforming loans.......................           133.37                   80.86

         The decrease in nonperforming assets consisted of a $1.4 million decline in nonperforming loans and a $542,000 decline in foreclosed properties. The decrease in nonaccrual loans was attributable to the improvement in asset quality evidenced by the decline in delinquencies from $1.5 million at December 31, 1996 to $940,000 at December 31, 1997. The decline in delinquent loans was attributable to a decline in the number of delinquent residential mortgage loans and the restructuring of a $288,000 loan secured by an apartment complex in Suffolk, Virginia, which had been delinquent at December 31, 1996.

         Gross interest income that would have been recognized for the years ended December 31, 1997, 1996 and 1995 if nonaccrual loans at the respective dates had been performing in accordance with their original terms approximated $171,000, $291,000 and $678,000, respectively. The Company's future results of operations will be favorably affected if it is able to achieve a further reduction in nonperforming assets without incurring additional material losses.

         The Company's decrease in foreclosed properties reflected the impact of the decline in nonperforming and delinquent loans during 1997 and prior years. In addition, during 1997 the Company completed the sale of residential lots located in the Outer Banks of North Carolina, which had a carrying value of $164,000 at December 31, 1996. The $1.5 million of foreclosed properties included in nonperforming assets at December 31, 1997 is reported net of related reserves totaling $155,000. In addition, approximately $334,000 of losses and write-downs have been previously recognized on foreclosed properties held at December 31, 1997.

         The following table sets forth the types of properties which comprise the Company's foreclosed properties (net of related reserves) at December 31 (in thousands):

                                                      1997              1996
                                                      ----              ----
  Residential real estate development
     projects                                        $   485          $   390
  Single-family residential real estate                  770            1,300
  Land and subdivisions                                  257              364
                                                      ------           ------
                                                      $1,512           $2,054
                                                       =====            =====

         In addition to the $3.3 million of nonperforming assets at December 31, 1997, as of such date the Company had classified for regulatory purposes an additional $1.8 million of assets (including accrued interest and advances and net of specific loss reserves) based on a rating system adopted by the Company, as compared to $5.2 million of nonperforming assets and $2.3 million of classified assets at December 31, 1996. These classified loans evidence one or more weaknesses or potential weaknesses and, depending on the regional economy and other factors, may become nonperforming assets in future periods. There can be no assurance that the regulatory examiners would agree with the Company's classification of its assets.

         Mortgage Servicing Rights and Loan Premiums. As of December 31, 1997 and 1996, the Company reported $1.2 million and $1.3 million, respectively, of purchased and originated mortgage servicing rights (collectively, "MSRs") and $668,000 and $565,000, respectively, of capitalized loan premiums. The increases in MSRs and loan premiums were attributable to purchases of servicing rights and adjustable-rate loan portfolios during 1997. The carrying value of the Company's MSRs and loan premiums are dependent upon the cash flows from the underlying mortgage loans and their carrying value may be impaired if prepayment activity exceeds expectations. At December 31, 1997, no assurance can be made that further significant amortization or impairment adjustments will not be necessary with respect to the Company's MSRs or capitalized loan premiums if the lower interest rate environment results in the acceleration of prepayment activity in excess of expectations.

         Deposits. Deposits, the primary source of the Company's funds, increased by $22.9 million or 17.5% during the year ended December 31, 1997. The increase in deposits was attributable to increases in money market accounts and certificates of deposit. While deposits grew at each of the Bank's branches, the most significant growth occurred at the Suffolk and Richmond, Virginia branches, which experienced deposit growth of 49.4% and 35.8%, respectively. In addition, because of the improvement in the Bank's overall financial condition, Essex Home transferred a portion of its servicing escrow accounts from a nonaffiliated financial institution to the Bank. This transfer was reflected in the increase in noninterest-bearing deposits.

         Borrowings. The Company's borrowings consist of advances from the FHLB and notes payable. FHLB advances decreased by $2.1 million or 8.3% during the year ended December 31, 1997 as a result of scheduled maturities. At December 31, 1997, the unused lendable collateral value for additional FHLB advances was $20.9 million. The Company's notes payable totaled $72,000 and $96,000 at December 31, 1997 and 1996, respectively, and consisted solely of a note payable to the former president of Home Bancorp and Home Savings. In conjunction with a severance settlement with the former employee, the Company repaid this note in its entirety in February 1998.

         Other Liabilities. As of December 31, 1997, other liabilities included a $703,000 obligation to the Company's Chief Executive Officer resulting from the exercise of his stock appreciation rights in November 1997. A determination has not yet been made as to the date and method of payment to satisfy this obligation. For additional information about the Company's stock option plans, see Note 19 of the Notes to Consolidated Financial Statements.

         Shareholders' Equity. Total shareholders' equity at December 31, 1997 was $14.8 million, a decrease of $289,000 from shareholders' equity of $15.1 million at December 31, 1996. This change reflects the Company's net loss of $297,000 for the year ended December 31, 1997, which is further described below. As previously mentioned, the Series B and Series C preferred stock issued by the Company in connection with the Home Acquisition has a stated value and liquidation preference of $15.0 million, exclusive of cumulative but undeclared dividends and accrued interest thereon of $3.5 million at December 31, 1997. To the extent that the Company's income is not sufficient to cover the cumulative dividends and accrued interest on the Series B and C preferred stock, the equity of the Company's common shareholders will continue to decline. Accordingly, the Company's Board of Directors and the Committee continue to evaluate profitability enhancements and possibilities for corporate restructurings.


Results of Operations

         Overview of Business Activity. The Company's results of operations depend substantially on its net interest income, which is the difference between interest income on interest-earning assets, primarily loans and investment securities, and interest expense on interest-bearing liabilities, primarily deposits and borrowings. Net interest income is also impacted by normal amortization and impairment adjustments with respect to loan premiums. The Company's results of operations are also significantly affected by provisions for loan losses, resulting from the Company's assessment of the adequacy of the allowance for loan losses; the level of its noninterest income, including loan servicing and other fees and mortgage banking income; the level of its noninterest expenses, such as salaries and employee benefits, net occupancy and equipment costs, normal amortization and impairment adjustments with respect to MSRs, deposit insurance premiums and expenses associated with the administration of nonperforming and other classified assets.

         The Company's major business segments consist of (i) attracting deposits from the general public and using such deposits, together with borrowings in the form of advances from the FHLB and other sources of funds, for reinvestment in real estate mortgages, other loans, investments and mortgage-backed securities (the "Retail Banking Segment"), and (ii) the origination by Essex First of real estate mortgage loans for sale to third parties with Essex Home providing servicing in certain instances (the "Mortgage Banking Segment"). The Retail Banking Segment depends on the difference between interest earned on loans and investments over interest paid on deposits and borrowings to fund operating activities and generate a profit. Historically, the Company's branch activities resulted in less reliance on deposit service charges and other ancillary income. However, this strategy is in transition as the Company moves to more traditional banking, albeit through a smaller community branch network.

         The Mortgage Banking Segment depends on gains from the sale of loans in the secondary market and loan servicing income to fund operating expenses. During the years ended December 31, 1997, 1996, and 1995, the predominant percentage of loans originated for resale by the Company were sold on a servicing released basis in order to recognize gains to supplement the core capital of the Bank. The Mortgage Banking Segment also depends on the fees generated by Essex Home in connection with its mortgage loan servicing activities. As of December 31, 1997, the Company serviced approximately 5,500 loans totaling $354.2 million for nonaffiliated servicing clients.

         See Note 23 of the Notes to Consolidated Financial Statements for the mix of the major business segments based on the allocation of total revenue, loss before income taxes, depreciation and amortization of premises and equipment, and identifiable assets between the Retail Banking Segment and the Mortgage Banking Segment. The segment information in Note 23 indicates a loss before income taxes for the Mortgage Banking Segment for the year ended December

31, 1997. However, intersegment income received from the Retail Banking Segment for loan servicing and loan originations has been eliminated from the Mortgage Banking Segment's loss before income taxes and total revenue. If the Mortgage Banking Segment did not perform these servicing and loan origination functions for the Retail Banking Segment, the Company would incur costs associated with third party processors and capitalized loan premiums.

         General. The Company's net loss for the year ended December 31, 1997 totaled $297,000, compared to a net loss of $7.4 million for the year ended December 31, 1996 and a net loss of $1.2 million for the year ended December 31, 1995. The Home Acquisition, which occurred on September 15, 1995, was accounted for using the purchase method of accounting. Therefore, results of operations for the year ended December 31, 1995 have not been restated to reflect the Home Acquisition.

         As detailed below, the Company's operating results for the year ended December 31, 1996 included nonrecurring transactions associated with the sale of the Branches. Excluding the impact of these transactions, the Company incurred a net loss of $2.8 million during 1996 resulting in an effective $2.5 million increase in operating results during the year ended December 31, 1997. This improvement in operating results during 1997 reflected the impact of (i) an increase in the net interest margin on interest earning assets, (ii) a $1.3 million decrease in the provision for loan losses resulting from a decline in nonperforming assets and (iii) a decrease in noninterest expenses resulting from the elimination of $1.7 million of operating expenses associated with the Branches sold during 1996. These favorable impacts were partially offset by the loss of net interest income on interest-earning assets sold in connection with the sale of the Branches.

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

         During 1995, the Company's operating results benefited from the recognition of income from extraordinary items attributable to $2.9 million of debt forgiveness. Refer to Note 3 of the Notes to Consolidated Financial Statements for a description of the components of these extraordinary items. Exclusive of the nonrecurring income from extraordinary items during 1995, the Company incurred a loss from continuing operations of $4.2 million for the year ended December 31, 1995. Operating results benefited from a $500,000 settlement with the Resolution Trust Corporation ("RTC") to satisfy the RTC's recourse obligations as servicer of record for a balloon second mortgage loan portfolio for which the Bank had previously established reserves in 1995. However, the Company's operating results were adversely impacted by loan loss provisions of $2.5 million and lower levels of net interest income and mortgage banking income.

         Net Interest Income. Net interest income totaled $5.3 million, $6.1 million and $5.9 million for the years ended December 31, 1997, 1996, and 1995, respectively. In addition, the net interest margin was 3.01%, 2.41% and 2.01% for the years ended December 31, 1997, 1996, and 1995, respectively. The decrease from 1996 to 1997 in net interest income reflects the loss of net interest income associated with assets and deposits sold in connection with the sale of the Branches during 1996. However, the net interest margin on interest-earning assets increased 60 basis points from 2.41% during 1996 to 3.01% during 1997 as a result of an increase in the ratio of interest-earning assets to interest-bearing liabilities from 103.98% during 1996 to 106.13% during 1997, along with an increase in the yield on loans from 8.08% during 1996 to 8.53% during 1997, which reflected the Bank's emphasis on investment in adjustable-rate single-family residential loans. The net interest margin during 1997 also benefited from a decline in the Company's cost of funds resulting from the generally lower interest rate environment during 1997 as compared to 1996. Typically, declining interest rates favorably impact the Company's earnings due to the repricing of deposits with shorter maturities as compared to interest-earning assets, predominantly loans, which have either fixed interest rates or interest rates that adjust over longer periods. However, in an extended period of lower interest rates, the Company can also expect pressure on the net interest margin resulting from an increase in the volume of refinancings to lower fixed rate loans.

         The increase from 1995 to 1996 in net interest income and the net interest margin on interest-earning assets reflects the impact of improvement in the ratio of interest-earning assets to interest-bearing liabilities, which increased from 100.24% during 1995 to 103.98% during 1996. The most significant factors impacting the improvement in net interest income were (i) the improved yield on loans resulting from repricing of adjustable-rate mortgages while interest rates paid on deposits remained constant and (ii) the reduction in higher-costing FHLB advances and notes payable. Offsetting such improvements were the impact of selling higher-yielding first mortgage loans and mortgage-backed securities and maintaining excess liquidity in lower-yielding interest earning assets in anticipation of funding the sales of the Branches.

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







                              [intentionally blank]

                                                   1997                                  1996
                                      --------------------------------     -------------------------------
                                      Average                   Yield/     Average                  Yield/
                                      Balance      Interest      Rate      Balance      Interest     Rate
                                      -------      --------      ----      -------      --------     ----
                                                                                 (dollars in thousands)
Interest-earning assets:
   Loans (1)......................    $159,370     $13,588    8.53%        $221,215     $17,882    8.08%
   Investment securities..........       6,457         354    5.48           11,012         615    5.59
   Mortgage-backed securities (2).       1,905         124    6.54            6,320         498    7.95
   Federal funds sold and securities
     purchased under agreements
     to resell....................       2,757         151    5.48            6,094         319    5.24
   Other..........................       6,024         330(3)
5.48           10,094         558(3) 5.38
                                      --------    --------                 --------    --------
      Total interest-earning assets    176,513      14,547(3) 8.24          254,735      19,872(3) 7.80
Cash..............................       2,065                                3,083
Other, less allowance for loan losses                7,831                               11,944
                                                  --------                             --------
   Total assets...................    $186,409                             $269,762
                                       =======                              =======

Interest-bearing liabilities:
   Time deposits..................    $111,394       6,381   5.73%         $183,710      10,620    5.78%
   Other deposits.................      29,584       1,298    4.39           33,218       1,325    3.99
                                      --------     -------                 --------     -------
      Total deposits..............     140,978       7,679    5.45          216,928      11,945    5.51
   Notes payable..................          96           9    9.50              113          11    9.50
   FHLB advances..................      24,885       1,474    5.92           27,137       1,626    5.99
   Subordinated capital notes.....           -           -       -              399          52   13.15
   Other..........................         360          68(4)18.29              405         130(4)18.32
                                     ---------    --------               ----------    --------               -
      Total interest-bearing
         liabilities..............     166,319       9,230(4) 5.55          244,982      13,764(4) 5.60
                                                   -------                               ------
Demand deposits...................       3,143                                1,433
Other.............................       1,795                                4,675
                                     ---------                            ---------
   Total liabilities..............     171,257                              251,090

Redeemable preferred stock........           -                                    -
Shareholders' equity..............      15,152                               18,672
                                      --------                             --------
   Total liabilities and
      shareholders' equity........    $186,409                             $269,762
                                       =======                              =======

Net interest earnings.............                $  5,317                             $  6,108
                                                   =======                              =======
Net interest spread (2)(3)(4).....                            2.69%                                2.20%
                                                              ====                                 ====
Net interest margin (2)(3)(4)(5)..                            3.01%                                2.41%
                                                              ====                                 ====
Average interest-earning assets
   to average interest-bearing
   liabilities....................                          106.13%                              103.98%
                                                            ======                               ======

                                                     1995
                                      ---------------------------------
                                       Average                   Yield/
                                       Balance      Interest      Rate
                                       -------      --------      ----

Interest-earning assets:
   Loans (1)......................     $254,548    $19,779    7.77%
   Investment securities..........       14,694        836    5.69
   Mortgage-backed securities (2).       16,991      1,286    7.57
   Federal funds sold and securities
     purchased under agreements
     to resell....................        4,011        280    6.98
   Other..........................        5,210        366(3) 6.69
                                      ---------   --------
      Total interest-earning assets     295,454     22,547(3) 7.63
Cash..............................        2,739
Other, less allowance for loan losses               13,242
                                                  --------
   Total assets...................     $311,435
                                        =======

Interest-bearing liabilities:
   Time deposits..................     $213,605     12,284    5.75%
   Other deposits.................       32,084      1,221    3.81
                                       --------    -------
      Total deposits..............      245,689     13,505    5.50
   Notes payable..................        1,360        131    9.61
   FHLB advances..................       46,617      2,798    6.00
   Subordinated capital notes.....          621         73   11.78
   Other..........................          459        120(4)17.94
                                     ----------   --------
      Total interest-bearing
         liabilities..............      294,746     16,627(4) 5.63
                                                    ------
Demand deposits...................        1,285
Other.............................        3,365
                                     ----------
   Total liabilities..............      299,396

Redeemable preferred stock........          615
Shareholders' equity..............       11,424
                                       --------
   Total liabilities and
      shareholders' equity........     $311,435
                                        =======

Net interest earnings.............                $  5,920
                                                   =======
Net interest spread (2)(3)(4).....                            2.00%
                                                              ====
Net interest margin (2)(3)(4)(5)..                            2.01%
                                                              ====
Average interest-earning assets
   to average interest-bearing
   liabilities....................                          100.24%
                                                            ======


(1) Nonaccrual loans and loans classified as held for sale are included in the average balance of loans.
(2) Calculation is based on historical cost balances of mortgage-backed securities available for sale and does not give effect to changes in fair value that are reflected as a component of shareholders' equity.
(3) Yield calculation in 1997, 1996, and 1995 includes the accretion of net deferred loan fees and excludes $15,140 and $17,378 in 1996 and 1995, respectively, which consists primarily of interest earned on custodial accounts maintained for servicing investors.
(4) Rate calculation in 1997, 1996, and 1995 excludes $1,873, $56,004 and $37,995, respectively, which consists primarily of interest paid on escrow accounts.
(5) Net interest margin is net interest income divided by average interest-earning assets.

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

                                                Increase (Decrease) From           Increase (Decrease) From
                                                   1996 to 1997 Due to               1995 to 1996 Due to
                                           -------------------------------      -------------------------------
                                              Rate      Volume        Net         Rate      Volume       Net
                                              ----      ------        ---         ----      ------       ---
                                                                      (dollars in thousands)
     Interest income on:
       Loans (1)                               $934    $(5,228)   $(4,294)          $773    $(2,670)   $(1,897)
       Investment securities                    (11)      (250)      (261)           (15)      (206)      (221)
       Mortgage-backed securities               (77)      (297)      (374)            62       (850)      (788)
       Federal funds sold and securities
         purchased under agreements
         to resell                               14       (182)      (168)           (82)       121         39
       Other interest-earning assets              9       (237)      (228)           (82)       274        192
                                               ----    -------   --------           ----   --------  ---------
               Total interest income (2)        869     (6,194)    (5,325)           656     (3,331)    (2,675)
                                               ----    -------   --------           ----   --------  ---------


     Interest expense on:
       Time deposits                            (96)    (4,143)    (4,239)            64     (1,728)    (1,664)
       Other deposits                           126       (153)       (27)            60         44        104
       Notes payable                              -         (2)        (2)            (2)      (118)      (120)
       FHLB advances                            (18)      (134)      (152)            (5)    (1,167)    (1,172)
       Subordinated capital notes               (26)       (26)       (52)             8        (29)       (21)
       Other interest-bearing
         liabilities                              -        (62)       (62)            20        (10)        10
                                               ----    -------   --------           ----   --------  ---------
               Total interest expense           (14)    (4,520)    (4,534)           145     (3,008)    (2,863)
                                               ----    -------   --------           ----   --------  ---------

               Net interest income             $883    $(1,674)  $   (791)          $511   $   (323) $     188
                                               ====    =======   ========           ====   ========  =========


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

         For the years ended December 31, 1997, 1996, and 1995, provisions for loan losses amounted to $113,000, $1.4 million and $2.5 million, respectively. The lower provision for loan losses during 1997 reflected the impact of the improvement in asset quality. In addition, a $329,000 recovery on a loan guarantee during 1997 was used to increase the loan loss allowance. The level of the provision for loan losses during 1996 and 1995 was necessary to maintain the allowance for loan losses at an adequate level after it was reduced by net charge-offs of $4.1 million and $1.2 million, respectively. Net charge-offs during 1997 totaled $288,000. The ratio of the allowance for loan losses to total nonperforming loans was 133% at December 31, 1997, 81% at December 31, 1996 and 82% at December 31, 1995. In addition, the ratio of the allowance for loan losses to total loans held for investment was 1.4% at December 31, 1997, 1.7% at December 31, 1996 and 1.9% at December 31, 1995.

         Although management utilizes its best judgment in providing for possible losses, there can be no assurance that the Company will not have to increase its provision for loan losses in the future as a result of unforeseen changes in the portfolio. Any such increase could adversely affect the Company's results of operations. In addition, the Office of Thrift Supervision ("OTS"), as an integral part of its regulatory examination process, periodically reviews the Company's allowance for loan losses and the carrying value of its other nonperforming assets. The OTS may require the Company to recognize additions to its allowance for losses on loans and allowance for losses on foreclosed properties based on the OTS's judgment about information available to it at the time of its examination.

         Noninterest   Income.   The  following  table  sets  forth  information
regarding noninterest income for the years ended December 31:

                                                           1997             1996              1995
                                                           ----             ----              ----
         Loan servicing fees.........................   $1,312,476        $1,665,768       $1,765,617
         Mortgage banking income.....................      458,520           577,130          504,715
         Other service charges and fees..............      368,671           497,316          428,811
         Net gain (loss) on sales of:
              Securities.............................            -           153,188                -
              Loans..................................       (1,458)       (1,018,185)         115,538
              Deposits...............................            -         1,940,010                -
         Other.......................................      324,596           466,519          357,309
                                                        ----------        ----------       ----------
                                                        $2,462,805        $4,281,746       $3,171,990
                                                         =========         =========        =========

         Total noninterest income amounted to $2.5 million during the year ended December 31, 1997, a $1.8 million or 42.5% decrease from the $4.3 million recognized during the year ended December 31, 1996. Noninterest income during 1997 included (i) an aggregate gain of $97,000 on the sale of the Bank's former Newport News and Portsmouth, Virginia branch facilities, which had been vacant since the sale of related deposits in September 1996 and (ii) termination fees approximating $113,000 received in connection with the cancellation of Essex Home's largest subservicing client's contract effective May 31, 1997. Noninterest income in 1996 included the gains on sales of securities, deposits, and premises and equipment, which totaled $2.3 million, associated with the sale of the Branches, which were partially offset by a $1.0 million loss on loans sold to partially fund the sale of the Branches. Exclusive of the impacts of these transactions during 1997 and 1996, the effective decline in noninterest income during the year ended December 31, 1997 was $738,000. This decline was primarily attributable to (i) lower loan servicing fees resulting from fluctuations in loan servicing volume including the impact of the subservicing contract cancellation effective May 31, 1997, (ii) lower mortgage banking income resulting from fewer loans originated for sale in the secondary market as Essex First focused on expanding its construction lending programs and (iii) lower service charges and fees resulting primarily from the Bank's sale of the Branches during 1996.

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

         Noninterest   Expense.  The  following  table  sets  forth  information
regarding noninterest expense for the years ended December 31:

                                                           1997             1996              1995
                                                           ----             ----              ----
         Salaries and employee benefits..............   $3,788,695        $4,554,540     $  4,387,760
         Net occupancy and equipment.................    1,084,593         1,470,284        1,671,352
         Deposit insurance premiums..................      478,684           674,730          722,106
         Amortization of intangible assets...........      530,707         7,011,288          956,257
         Service bureau fees.........................      461,217           599,207          523,526
         Professional fees...........................      349,218           507,031          476,224
         Foreclosed properties, net..................      182,880          (175,055)         187,715
         Other.......................................    1,087,362         1,713,958        1,845,102
                                                         ---------       -----------      -----------
                                                        $7,963,356       $16,355,983      $10,770,042
                                                         =========        ==========       ==========

         Total noninterest expense amounted to $8.0 million during the year ended December 31, 1997, a decrease of $8.4 million or 51.3% from the $16.4 million recognized during the year ended December 31, 1996. The sale of the Branches during 1996 had a pervasive impact on noninterest expense. In addition to the $5.9 million write down in the net asset value of certain of the sold Branches, total noninterest expense associated with the sold Branches, including normal amortization of goodwill, approximated $1.7 million during the year ended December 31, 1996. Noninterest expense as a percent of average assets was 4.3% for the year ended December 31, 1997, as compared to 3.9% (excluding the $5.9 million write down of goodwill) for the year ended December 31, 1996.

         Salaries and employee benefits declined $766,000 or 16.8% during 1997. This decrease resulted primarily from nonrecurring personnel expenses during 1996 totaling $367,000 associated with the sold Branches and the impact of the Company's downsizing efforts, which resulted in a decline in the number of the Company's full-time and part-time employees from 114 as of December 31, 1996 to 99 as of December 31, 1997. These decreases were partially offset by an $82,000 increase in compensation expense associated with certain of the Company's stock options and a $136,500 severance settlement with the former president of Home Bancorp and Home Savings.

         Net occupancy and equipment expense declined $386,000 or 26.2% during 1997. This decrease resulted primarily from nonrecurring occupancy and equipment expenses during 1996 totaling $227,000 associated with the sold Branches and the relocation of the Company's corporate headquarters to a smaller more economical facility. These decreases were partially offset by a $28,000 estimated lease termination penalty in connection with the relocation of the Bank's Suffolk, Virginia retail bank branch.

         Deposit insurance premiums declined $196,000 or 29.1% during 1997. This decrease reflects the reduction in the deposit assessment base resulting from the sale of the Branches, as well as the improvement in the Bank's risk classification for assessment purposes. Refer to "Regulatory Matters" below for a discussion of matters impacting the Company's deposit assessment in the future. Likewise, service bureau fees declined $138,000 or 23.0% during 1997. This decrease was primarily attributable to the reduction in deposits which occurred in connection with the sale of the Branches.

         Amortization of intangible assets declined $6.5 million or 92.4% during 1997. This decrease was attributable to nonrecurring expense during 1996 arising from the $541,000 amortization of goodwill and the $5.9 million write down of goodwill associated with certain of the sold Branches.

         Professional fees declined $158,000 or 31.1% during 1997. This decrease was attributable to the cancellation of a consulting contract that had been entered into in connection with the Home Acquisition.

         Foreclosed properties expense increased $358,000 during 1997, which was attributable to nonrecurring gains recognized in 1996 in connection with the sale of the Bank's largest foreclosed property consisting originally of 2,554 acres of farmland located in Currituck, North Carolina and the sale of lots and townhouse pads associated with a townhouse development in Richmond.

         The significant components of other miscellaneous noninterest expense for the years ended December 31, 1997 and 1996 are presented below:

                                                                                            Change
                                                   1997               1996            Amount      Percent
                                                   ----               ----            ------      -------
         Loan expense.......................   $   150,457       $   280,041         $(129,584)    (46.3)%
         Telephone..........................       175,474           225,599           (50,125)    (22.2)
         Postage and courier................       153,349           200,300           (46,951)    (23.4)
         Stationery and supplies............        99,545           131,572           (32,027)    (24.3)
         Advertising and marketing..........       155,654           185,191           (29,537)    (15.9)
         Corporate insurance................       116,882           182,009           (65,127)    (35.8)
         Travel.............................        47,453            76,301           (28,848)    (37.8)
         Provision for servicing losses.....        24,000            26,000            (2,000)     (7.7)
         Other..............................       164,548           406,945          (242,397)    (59.6)
                                                ----------        ----------          --------
                                                $1,087,362        $1,713,958         $(626,596)    (36.6)
                                                 =========         =========          ========

         Total noninterest expense amounted to $16.4 million during the year ended December 31, 1996, an increase of $5.6 million or 51.9% from the $10.8 million recognized during the year ended December 31, 1995. The largest portion of the increase in noninterest expense was attributable to the $6.1 million increase in the amortization of intangible assets. The Company recorded goodwill of approximately $8.6 million in connection with the Home Acquisition, which was being amortized on an accelerated basis over 15 years. For the year ended December 31, 1996, normal amortization of this goodwill totaled $541,000. As a result of the Bank's decision to sell certain of the branches acquired in the Home Acquisition, the Bank recognized additional amortization of $5.9 million during the second quarter of 1996. Exclusive of the write down of goodwill, noninterest expense declined $294,000 during the year ended December 31, 1996. The decline was primarily attributable to (i) a $201,000 decrease in net occupancy and equipment expense resulting from the downsizing of the Company's leased corporate facilities and the closure of Essex First's loan production offices in Chesapeake and Manassas, Virginia and (ii) a $363,000 decrease in foreclosed properties expense resulting from gains on the sale of foreclosed properties. These declines were partially offset by a $167,000 increase in salaries and employee benefits resulting from an increase in compensation expense associated with certain of the Company's stock options.

         The significant components of other miscellaneous noninterest expense for the years ended December 31, 1996 and 1995 are presented below:

                                                                                            Change
                                                   1996               1995            Amount      Percent
                                                   ----               ----            ------      -------
         Loan expense.......................   $   280,041       $   208,747           $71,294     34.2%
         Telephone..........................       225,599           279,228           (53,629)   (19.2)
         Postage and courier................       200,300           198,993             1,307       .7
         Stationery and supplies............       131,572           198,086           (66,514)   (33.6)
         Advertising and marketing..........       185,191           237,628           (52,437)   (22.1)
         Corporate insurance................       182,009           157,364            24,645     15.7
         Travel.............................        76,301            80,682            (4,381)    (5.4)
         Provision for servicing losses.....        26,000             9,000            17,000    188.9
         Other..............................       406,945           475,374           (68,429)   (14.4)
                                                ----------        ----------         ---------
                                                $1,713,958        $1,845,102         $(131,144)    (7.1)
                                                 =========         =========          ========

         Provision For Income Taxes. There was no income tax provision recognized for financial reporting purposes during the years ended December 31, 1997, 1996, or 1995 because the Company has significant net tax operating loss carryforwards, which approximated $19.9 million at December 31, 1997. Also, until consistent profitability is demonstrated, deferred income tax assets related to the Company's net tax operating loss carryforwards and temporary differences will not be recognized. For additional information, see Note 14 of the Notes to Consolidated Financial Statements.


Market Risk Management

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

         The Bank has established an Asset and Liability Management Committee that meets quarterly to structure and price the Bank's assets and liabilities in order to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates.

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

         The following table presents the difference between the Bank's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 1997. Data for this table was obtained from the FHLB Interest Rate Risk Service Sensitivity Report, adjusted in some cases where management was able to use more detailed information than was available to the FHLB. Using the Bank's Thrift Financial Report, which details scheduled maturity and interest rates, the FHLB applies asset prepayment rates and deposit retention rates which management believes to be reasonable in determining the interest rate sensitivity gaps. This table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain assets and liabilities is subject to competition and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes. In addition, the following table presents information as of December 31, 1997 and is not necessarily indicative of the Bank's interest rate sensitivity at any other time.




                              [intentionally blank]


                                                   Anticipated Period Until Maturity or Repricing
                                ---------------------------------------------------------------------------------
                                    0 to       7 months      1-3         3-5        Over 5        Total     % of
                                  6 months     to 1 year    years       years        years       Balance    Total
                                  --------     ---------    -----       -----        -----       -------    -----
                                                              (dollars in thousands)
Interest-earning assets:
Loans receivable and
  mortgage-backed securities:
    First mortgage:
      Adjustable-rate             $ 32,586    $ 25,954    $  8,088    $ 15,393 $         -       $ 82,021 44.9%
      Fixed-rate                     5,638       5,069      15,857      16,854      21,698         65,116  35.6
    Second mortgage                  4,427         606       1,886       1,231         337          8,487   4.6
    All other                        7,046       1,303       5,153          21         339         13,862   7.6
Investments                         12,947           -         299           -           -         13,246   7.3
                                    ------ -----------   --------- -----------  ----------       -------- -----

    Total                           62,644      32,932      31,283      33,499      22,374       $182,732 100.0%
                                                                                                  ======= =====

Interest-bearing liabilities:
    Deposits                        66,980      33,183      36,512      10,992       5,345       $153,012  86.5
    Fixed-rate borrowings           12,582       6,567       2,625         100           -         21,874  12.4
    Variable-rate borrowings         2,000           -           -           -           -          2,000   1.1
                                   ------- ----------- ----------- -----------  ----------      ---------  ----

    Total                           81,562      39,750      39,137      11,092       5,345       $176,886 100.0%
                                                                                                  ======= =====

Effect of off-balance sheet
    items (1)                       (7,782)      4,398         779         605       1,991
                                  --------    --------   ---------   ---------     -------

Maturity gap                      $(26,700)  $  (2,420)  $  (7,075)   $ 23,012     $19,020
                                   =======    ========    ========     =======      ======

Cumulative gap                    $(26,700)   $(29,120)   $(36,195)   $(13,183)   $  5,837
                                   =======     =======     =======     =======     =======

Cumulative gap as a percent
    of total assets                  (13.7)%     (14.9)%     (18.6)%      (6.8)%       3.0%
                                     =====       =====       =====        ====         ===

Cumulative ratio of interest-
    earning assets to interest-
    bearing liabilities               76.8%       78.8%       79.1%       93.5%      103.3%
                                      ====        ====        ====        ====       =====

(1) Reflects the effect of entering into commitments with third parties to originate and sell loans.

         The Bank's one-year interest rate sensitivity gap amounted to a negative 14.9% at December 31, 1997, which reflects the impact of shortening deposit maturities as the Bank's deposit customers are reluctant to enter into extended maturities in the current low interest rate environment. The negative gap also reflects near-term maturities of higher-rate FHLB advances. The Company will benefit from the lower cost of funds as these FHLB advances mature and may consider extended maturities in order to mitigate the impact of an increase in interest rates in the future. While the Company continues to emphasize investment in adjustable-rate loan portfolios, customer demand for such loans is lessening as borrowers demand for lower fixed-rate loans is increasing. Within the spectrum of loan products offered by the Bank, the percentage of balloon payment and adjustable-rate loans with longer initial adjustment terms has increased.

         In addition to monitoring its interest rate sensitivity gap, the Bank utilizes interest rate sensitivity analyses, as developed by the OTS, to measure the changes in net portfolio value ("NPV"), expressed as a percentage of the Bank's market value of assets, assuming certain percentage changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following table presents the Bank's NPV at December 31, 1997.


                                       Net Portfolio Value                      NPV as % of PV of Assets
     Change in             ----------------------------------------           --------------------------
  Interest Rates           $ Amount          $ Change         % Change           NPV Ratio          Change
  --------------           --------          --------         --------           ---------          ------
      +400bp               $  7,069          $(10,816)         (60.48)%           3.86%             (519)bp
      +300bp                 10,322            (7,563)         (42.29)             5.51             (353)bp
      +200bp                 13,407            (4,477)         (25.04)             7.01             (204)bp
      +100bp                 16,039            (1,846)         (10.32)             8.23              (81)bp
   Base Scenario             17,885                                                9.05
      -100bp                 18,779               894            5.00              9.41               36bp
      -200bp                 18,957             1,073            5.99              9.43               38bp
      -300bp                 19,395             1,510            8.44              9.57               52bp
      -400bp                 20,234             2,349           13.13              9.88               83bp

         The Bank's Asset and Liability Management Committee has established limits for the impact of changes in interest rates on NPV. As of December 31, 1997, the Bank is more at risk to rising interest rate environments than declining interest rate environments, which reflects the Bank's liability-sensitive position. As of December 31, 1997, the Bank is outside its NPV policy limits for increases in interest rates of 200 basis points or more. However, computation of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments and deposits decay. They should not be relied upon as indicative of actual results. Further, the computations do not contemplate certain actions management could undertake in response to change in interest rates.

Liquidity and Commitments

         Liquidity refers to the Company's ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, and to pay operating expenses. The Company generally has no significant source of income other than dividends from its subsidiaries. While the Company and the Bank are no longer operating under any supervisory agreements, the Bank must seek a letter of nonobjection from the OTS prior to making dividend payments to the holding company.

         All savings associations are required to maintain an average daily balance of liquid assets (including cash, certain time deposits and savings accounts, bankers' acceptances, certain government obligations and certain other investments) equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the required minimum liquid asset ratio is 4%. The Bank has consistently exceeded such regulatory liquidity requirement and, at December 31, 1997, had a liquidity ratio of 8.72%.

         The Bank monitors its liquidity in accordance with internal guidelines and applicable regulatory requirements. The Bank's need for liquidity is affected by loan demand and net changes in deposit levels. The Bank can minimize the cash required during the times of strong loan demand by modifying its credit policies or reducing its marketing efforts. Liquidity demand caused by net reductions in deposits are usually caused by factors over which the Bank has limited control. The Bank derives its liquidity from both its assets and liabilities. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices and by utilizing assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits and advances from the FHLB.

         The Bank's liquidity management is both a daily and long-term function of funds management. Liquidity is generally invested in short-term investments such as federal funds sold, certificates of deposit, and in U.S. Treasury and U.S. Government agency securities of maturities of five years or less. If the

Bank requires funds which cannot be generated internally, borrowings from the FHLB may provide an additional source of funds. At December 31, 1997, the Bank had $23.5 million in outstanding borrowings from the FHLB. The Bank has not relied upon brokered deposits as a source of new liquidity, and does not anticipate a change in this practice in the foreseeable future.

         The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 1997, the Bank had outstanding commitments (including unused lines of credit) to originate and/or purchase mortgage and non-mortgage loans of $404,000. Certificates of deposit which are scheduled to mature within one year totaled $76.7 million at December 31, 1997, and borrowings from the FHLB that are scheduled to mature within the same period amounted to $21.1 million. The undisbursed portions of Essex First's construction builder loans and construction/permanent loans in process totaled $2.9 million and $7.5 million, respectively, as of December 31, 1997.


Regulatory Capital

         The Bank is required pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and OTS regulations promulgated thereunder to have (i) tangible capital equal to 1.5% of adjusted total assets,
(ii) core capital equal to 3.0% of adjusted total assets, and (iii) total capital equal to 8.0% of risk-weighted assets. As of December 31, 1997, the Bank's tangible and core capital amounted to 7.86% of adjusted total assets and the Bank's total capital amounted to 14.33% of risk-weighted assets and, consequently, the Bank was in compliance with its core and risk-based capital requirements as of such date.

         Furthermore, the federal regulations under the Federal Deposit Insurance Corporation ("FDIC") Improvement Act of 1991 classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I core capital, Tier I risk-based capital, and total risk-based capital. At December 31, 1997, the Bank's Tier I core, Tier I risk-based, and total risk-based capital ratios were 7.86%, 13.08%, and 14.33%, respectively, compared to the minimum capital standards to be "well capitalized" under the FDIC Improvement Act of 1991 ("FDICIA") of =>5%, =>6%, and =>10%, respectively. As a result, the dollar amount of the excess in the Bank's Tier I core, Tier I risk-based, and risk-based regulatory capital under FDICIA totaled $5.6 million, $8.3 million, and $5.1 million, respectively, at December 31, 1997.

         Deposits of the Bank are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the deposit insurance fund that covers most commercial bank deposits, are statutorily required to be recapitalized to a ratio of 1.25% of insured reserve deposits. The BIF has achieved the required reserve ratio, and as a result, the FDIC reduced the average deposit insurance premium paid by BIF-insured banks to a level substantially below the average premium paid by savings institutions. Banking legislation was enacted on September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The legislation provided that all insured depository institutions with SAIF-assessable deposits as of March 31, 1995 pay a special one-time assessment to recapitalize the SAIF. Pursuant to this legislation, the FDIC promulgated a rule that established the special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF-assessable deposits held by affected institutions as of March 31, 1995. However, as a result of the Bank's financial condition, on November 8, 1996, the Bank was notified by the FDIC that its application for exemption had been approved. As a result, the Bank was exempt from paying the special one-time assessment (which would have amounted to $1.8 million). Instead, the Bank will continue to pay assessments through 1999 at the assessment rate schedule in effect as of June 30, 1995. Therefore, as of December 31, 1997, the Bank's annual assessment for deposit insurance was 26 basis points of insured deposits as opposed to three basis points of insured deposits (the assessment rate otherwise in effect for "well capitalized" savings institutions).

         Another component of the SAIF recapitalization plan provides for the merger of the SAIF and the BIF on January 1, 1999, provided no insured depository institution is a savings association on that date. If legislation is enacted which requires the Bank to convert to a bank charter, the Company would become a bank holding company subject to the more restrictive activity limits imposed on bank holding companies unless special grandfather provisions are included in the legislation. The Company does not believe that its activities would be materially affected in the event that it was required to become a bank holding company. In addition, although a merger of the insurance funds will not become effective until 1999, insured depository institutions began paying in 1997 a portion of the interest due annually on the Financing Corporation ("FICO") bonds issued in the 1980s to provide funding for the SAIF. Accordingly, an additional assessment approximating 6.4 basis points is added to the regular SAIF-assessment until December 31, 1999 in order to cover FICO debt service payments.


Year 2000 Costs

         As the millennium approaches, a company-wide task force has been assembled to assess business risks associated with the Year 2000. These risks arise primarily from the inability of older computer software systems to properly recognize the year 2000 because of a predominant convention within computer programs to shorten dates to the last two digits of any year. Accordingly, the Company will review all internal systems and operations, as well as strategic relationships with others (i.e., service bureaus for deposit processing and loan servicing, forms vendors, commercial borrowers), to ensure that any malfunction as a result of the Year 2000 will not critically impair the Company's ability to deliver products and services to its business partners. As a result of this assessment, the Company expects to both replace some systems and upgrade some others. The Company is utilizing both internal and external resources to identify, correct or reprogram and test the systems for Year 2000 compliance. It is anticipated that all reprogramming and replacement efforts will be complete by December 31, 1998, allowing adequate time for testing and contingency plan implementation as needed. The total cost of the project is estimated to be $350,000 and is being funded through operating cash flows. Maintenance or modification costs will be expensed as incurred, while the costs of new hardware and software will be capitalized and amortized over their useful lives. Management believes that most of the capitalized costs are associated with technology changes that will enable the Company to provide competitive services. The expenses incurred during the year ended December 31, 1997 were not material. Management believes the Company can incur these costs without adversely affecting future operating results. However, because of the complexity of the issue and possible unidentified risks, actual costs may vary from the estimate. Management has discussed its assessment and plans with the Board of Directors. In addition, the OTS will periodically perform evaluations of the Company's Year 2000 readiness.


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

         The above discussion contains certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed herein. Readers should not place undue reliance on these forward-looking statements, which are applicable only as of the date hereof.

Quarterly Results of Operations

         Quarterly unaudited financial data for the years ended December 31, 1997 and 1996 is presented below (dollars in thousands, except per unit data).

                                                                   Year Ended December 31, 1997
                                                  -------------------------------------------------------------
                                                    1st                 2nd             3rd               4th
                                                  Quarter             Quarter         Quarter           Quarter
                                                  -------             -------         -------           -------

         Net interest income                        $1,212             $1,367           $1,353          $1,385
         Provision for loan losses                     (22)               107               30              (1)
                                                   -------             ------           ------         -------
         Net interest income after
           provision for loan losses                 1,234              1,260            1,323           1,386
         Noninterest income                            603                806              521             532
         Noninterest expenses                        1,819              1,676            2,335           2,131
                                                     -----              -----            -----           -----
         Net income (loss)                        $     18            $   390           $ (491)         $ (213)
                                                   =======             ======            =====           =====

         Net loss available to common
           stockholders                           $   (378)           $   (14)          $ (903)         $ (638)
                                                    ======            =======            =====           =====

         Basic and diluted net loss per
           common share                           $   (.36)           $  (.01)          $ (.85)         $ (.60)
                                                    ======            =======            =====           =====


                                                                         Year Ended December 31, 1996
                                                  -------------------------------------------------------------
                                                    1st                 2nd             3rd               4th
                                                  Quarter             Quarter         Quarter           Quarter
                                                  -------             -------         -------           -------

         Net interest income                        $1,767            $ 1,651           $1,477          $1,213
         Provision for loan losses                       -                803              575              33
                                                 ---------            -------           ------         -------
         Net interest income after
           provision for loan losses                 1,767                848              902           1,180
         Noninterest income                          2,007                682              833             760
         Noninterest expenses                        3,178              9,047            2,488           1,643
                                                     -----             ------            -----           -----
         Net income (loss)                         $   596            $(7,517)         $  (753)        $   297
                                                    ======             ======           ======          ======

         Net income (loss) available to
           common stockholders                     $   243            $(7,870)         $(1,107)       $    (90)
                                                    ======             ======           ======         =======

         Basic net income (loss) per
           common share                            $   .23            $  (7.49)        $ (1.05)       $   (.09)
                                                   =======             =======          ======         =======

         Diluted net income (loss) per
           common share equivalent                 $   .04            $  (7.49)        $ (1.05)       $   (.09)
                                                   =======             =======          ======         =======

                        Report of Independent Accountants

February 18, 1998

To the Board of Directors and Shareholders of Essex Bancorp, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Essex Bancorp, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP



                                        ESSEX BANCORP, INC. AND SUBSIDIARIES
                                            CONSOLIDATED BALANCE SHEETS
                                            December 31, 1997 and 1996

                                                                                    1997            1996
                                                                                    ----            ----
ASSETS
    Cash..................................................................... $    2,023,197  $    1,824,160
    Interest-bearing deposits................................................      6,261,686       1,727,091
    Federal funds sold and securities purchased under agreements to resell...      2,748,000       2,644,000
                                                                                ------------    ------------
             Cash and cash equivalents.......................................     11,032,883       6,195,251
    Federal Home Loan Bank stock.............................................      1,431,000       2,540,000
    Securities available for sale - cost approximates market.................         17,451           9,162
    Securities held for investment - market value of $2,217,000 in 1997
      and $5,890,000 in 1996.................................................      2,299,120       6,003,219
    Mortgage-backed securities held for investment - market value of
      $1,886,000 in 1997 and $1,869,000 in 1996..............................      1,904,989       1,905,327
    Loans, net of allowance for loan losses of $2,382,000 in 1997 and
      $2,556,000 in 1996.....................................................    167,440,733     145,550,845
    Loans held for sale......................................................      2,165,074       2,462,525
    Mortgage servicing rights................................................      1,169,766       1,349,160
    Foreclosed properties, net...............................................      1,511,629       2,054,213
    Accrued interest receivable..............................................      1,196,980       1,147,933
    Excess of cost over net assets acquired, less accumulated
      amortization of $2,078,000 in 1997 and $2,016,000 in 1996..............        159,754         221,815
    Advances for taxes, insurance, and other.................................        633,053         790,928
    Premises and equipment, net..............................................      1,926,729       2,485,122
    Other assets.............................................................      2,198,598       1,551,352
                                                                                ------------    ------------
             Total Assets....................................................   $195,087,759    $174,266,852
                                                                                ============    ============



                                                     (Continued)






                                       ESSEX BANCORP, INC. AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS (continued)
                                            December 31, 1997 and 1996

                                                                                    1997            1996
                                                                                    ----            ----
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
    Deposits:
      Noninterest-bearing.................................................... $    5,055,545  $    1,070,037
      Interest-bearing.......................................................    148,871,154     129,963,341
                                                                                ------------    ------------
             Total deposits..................................................    153,926,699     131,033,378
    Federal Home Loan Bank advances..........................................     23,546,667      25,690,000
    Notes payable............................................................         72,102          96,142
    Capital lease obligations................................................        331,970         385,251
    Mortgages payable on foreclosed properties...............................              -          10,391
    Other liabilities........................................................      2,393,814       1,945,988
                                                                               -------------   -------------
             Total Liabilities...............................................    180,271,252     159,161,150

    Commitments and contingencies

SHAREHOLDERS' EQUITY
    Series B preferred stock, $6.67 stated value (Note 18):
      Authorized shares - 2,250,000
      Issued and outstanding shares - 2,125,000 in 1997 and 1996.............     14,173,750      14,173,750
    Series C preferred stock, $6.67 stated value (Note 18):
      Authorized shares - 125,000
      Issued and outstanding shares - 125,000 in 1997 and 1996...............        833,750         833,750
    Common stock, $.01 par value:
      Authorized shares - 10,000,000
      Issued and outstanding shares - 1,058,136 in 1997 and 1,053,379
         in 1996.............................................................         10,581          10,534
    Additional paid-in capital...............................................      8,681,739       8,674,333
    Accumulated deficit......................................................     (8,883,313)     (8,586,665)
                                                                                ------------    ------------
             Total Shareholders' Equity......................................     14,816,507      15,105,702
                                                                                ------------    ------------
             Total Liabilities and Shareholders' Equity......................   $195,087,759    $174,266,852
                                                                                ============    ============







                            See notes to consolidated financial statements.

                                       ESSEX BANCORP, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                For the years ended December 31, 1997, 1996 and 1995

                                                                1997                1996             1995
                                                                ----                ----             ----
INTEREST INCOME
    Loans, including fees............................         $13,588,215        $17,881,529     $19,778,781
    Federal funds sold and securities purchased
      under agreements to resell.....................             150,972            319,298         279,909
    Investment securities, including dividend
      income.........................................             353,957            615,429         836,637
    Mortgage-backed securities.......................             124,515            497,879       1,285,889
    Other............................................             329,846            558,139         365,821
                                                               ----------         ----------      ----------
             Total Interest Income...................          14,547,505         19,872,274      22,547,037
                                                               ----------         ----------      ----------

INTEREST EXPENSE
    Deposits ........................................           7,679,314         11,945,273      13,504,940
    Federal Home Loan Bank advances..................           1,473,949          1,625,574       2,797,688
    Notes payable....................................               9,079             10,750         130,705
    Subordinated capital notes.......................                   -             52,444          73,183
    Other............................................              67,793            130,297         120,284
                                                               ----------         ----------      ----------
             Total Interest Expense..................           9,230,135         13,764,338      16,626,800
                                                               ----------         ----------      ----------

             Net Interest Income.....................           5,317,370          6,107,936       5,920,237
PROVISION FOR LOAN LOSSES............................             113,467          1,410,710       2,476,903
                                                               ----------         ----------      ----------

             Net Interest Income After
             Provision for Loan Losses...............           5,203,903          4,697,226       3,443,334

NONINTEREST INCOME
    Loan servicing fees..............................           1,312,476          1,665,768       1,765,617
    Mortgage banking income, including
      gain on sale of loans..........................             458,520            577,130         504,715
    Other service charges and fees...................             368,671            497,316         428,811
    Net gain (loss) on sale of:
      Securities.....................................                   -            153,188               -
      Loans..........................................              (1,458)        (1,018,185)        115,538
      Deposits.......................................                   -          1,940,010               -
    Other............................................             324,596            466,519         357,309
                                                               ----------         ----------      ----------
             Total Noninterest Income................           2,462,805          4,281,746       3,171,990
                                                               ----------         ----------      ----------



                                                     (Continued)



                                       ESSEX BANCORP, INC. AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
                                For the years ended December 31, 1997, 1996 and 1995

                                                                1997                1996             1995
                                                                ----                ----             ----
NONINTEREST  EXPENSE
    Salaries and employee benefits...................           3,788,695          4,554,540       4,387,760
    Net occupancy and equipment......................           1,084,593          1,470,284       1,671,352
    Deposit insurance premiums.......................             478,684            674,730         722,106
    Amortization of intangible assets................             530,707          7,011,288         956,257
    Service bureau fees..............................             461,217            599,207         523,526
    Professional fees................................             349,218            507,031         476,224
    Foreclosed properties, net.......................             182,880           (175,055)        187,715
    Other............................................           1,087,362          1,713,958       1,845,102
                                                              -----------        -----------     -----------
             Total Noninterest Expense...............           7,963,356         16,355,983      10,770,042
                                                              -----------         ----------      ----------

             Loss Before Extraordinary
             Items and Income Taxes..................            (296,648)        (7,377,011)     (4,154,718)

PROVISION FOR INCOME TAXES...........................                   -                  -               -

EXTRAORDINARY ITEMS - FORGIVENESS
    OF DEBT  ........................................                   -                  -       2,945,064
                                                              -----------        -----------     -----------

             Net Loss................................        $   (296,648)       $(7,377,011)    $(1,209,654)
                                                              ===========         ==========      ==========


    Loss before extraordinary items available
       to common shareholders (Note 2)...............         $(1,932,136)       $(8,823,879)    $(4,522,740)
    Extraordinary items..............................                   -                  -       2,945,064
                                                              -----------        -----------     -----------
    Net loss available to common shareholders........         $(1,932,136)       $(8,823,879)    $(1,577,676)
                                                              ===========        ===========     ===========

    Basic and diluted income (loss) per common share (Note 2):
       Loss before extraordinary item................              $(1.83)            $(8.39)         $(4.31)
       Extraordinary items...........................                   -                  -            2.81
                                                              -----------        -----------     -----------
       Net loss......................................              $(1.83)            $(8.39)         $(1.50)
                                                              ===========        ===========     ===========




                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              For the years ended December 31, 1997, 1996 and 1995


                                                          Series B       Series C
                                            Common        Preferred      Preferred       Additional
                                          Stock, $.01   Stock, $6.67   Stock, $6.67        Paid-in       Accumulated
                                           Par Value    Stated Value   Stated Value        Capital         Deficit
                                           ---------    ------------   ------------        -------         -------
Transfer of partners' capital in
   connection  with the merger of
   Essex Financial Partners, L.P.
   into Essex Bancorp, Inc................  $10,497     $         -      $       -       $8,129,135      $         -
Issuance of preferred stock in connection
   with the merger of Home Bancorp, Inc.
   and Essex Bancorp, Inc.................        -      14,173,750        833,750          538,000                -
Net increase in holding gain on
   securities available for sale..........        -               -              -                -                -
Net loss..................................        -               -              -                -       (1,209,654)
                                            -------     -----------      ---------       ----------      -----------

Balance, December 31, 1995................   10,497      14,173,750        833,750        8,667,135       (1,209,654)
Common stock issued under the
   Employee Stock Purchase Plan...........       37               -              -            7,198                -
Net decrease in holding gain on
   securities available for sale..........        -               -              -                -                -
Net loss..................................        -               -              -                -       (7,377,011)
                                            -------     -----------      ---------       ----------      -----------

Balance December 31, 1996.................   10,534      14,173,750        833,750        8,674,333       (8,586,665)
Common stock issued under the
   Employee Stock Purchase Plan...........       47               -              -            7,406                -
Net loss..................................        -               -              -                -         (296,648)
                                            -------     -----------      ---------       ----------      -----------

Balance, December 31, 1997................  $10,581     $14,173,750       $833,750       $8,681,739      $(8,883,313)
                                            =======     ===========       ========       ==========      ===========

                                               Holding Gain
                                               on Securities
                                                 Available
                                                 for Sale          Total
                                                 --------          -----
Transfer of partners' capital in
   connection  with the merger of
   Essex Financial Partners, L.P.
   into Essex Bancorp, Inc................     $        -       $ 8,139,632
Issuance of preferred stock in connection
   with the merger of Home Bancorp, Inc.
   and Essex Bancorp, Inc.................              -        15,545,500
Net increase in holding gain on
   securities available for sale..........        154,174           154,174
Net loss..................................              -        (1,209,654)
                                               ----------       -----------

Balance, December 31, 1995................        154,174        22,629,652
Common stock issued under the
   Employee Stock Purchase Plan...........              -             7,235
Net decrease in holding gain on
   securities available for sale..........       (154,174)         (154,174)
Net loss..................................              -        (7,377,011)
                                               ----------       -----------

Balance December 31, 1996.................              -        15,105,702
Common stock issued under the
   Employee Stock Purchase Plan...........              -             7,453
Net loss..................................              -          (296,648)
                                               ----------       -----------

Balance, December 31, 1997................     $        -       $14,816,507
                                               ==========       ===========





                 See notes to onsolidated financial statements.





                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1997, 1996 and 1995

                                                                       1997               1996           1995
                                                                       ----               ----           ----
OPERATING ACTIVITIES
    Net loss..................................................  $     (296,648)     $  (7,377,011) $  (1,209,654)
    Adjustments to reconcile net loss to cash
      provided by (used in) operating activities:
      Forgiveness of debt before income taxes.................               -                  -     (2,945,064)
      Provision for:
           Losses on loans, foreclosed properties, and
               servicing......................................         296,808          1,415,365      2,565,297
           Depreciation and amortization of premises
               and equipment..................................         419,829            538,561        490,249
           Amortization (accretion) of:
               Premiums and discounts on loans, investments
                 and mortgage-backed securities...............          77,038            211,642        376,334
               Mortgage servicing rights......................         468,647            528,444        580,295
               Excess of costs over net assets acquired.......          62,061          6,482,843        375,962
               Other..........................................               -            (94,399)       (27,576)
        Mortgage banking activities:
           Proceeds from loan sales...........................      40,717,559         56,311,191     50,828,101
           Loan originations and purchases....................     (39,725,806)       (54,961,912)   (52,881,403)
           Realized gains from sale of loans..................        (414,902)          (548,744)      (492,493)
        Realized (gains) and losses from sales of:
           Mortgage-backed securities available for sale......               -           (153,188)             -
           Loans..............................................           1,458          1,018,185       (115,538)
           Deposits...........................................               -         (1,940,011)             -
           Other..............................................        (185,283)          (599,062)       (64,021)
        Changes in operating assets and liabilities
           exclusive of business acquisitions:
               Accrued interest receivable....................         (49,047)         1,000,846        200,354
               Other assets...................................        (513,371)           325,152        372,536
               Other liabilities..............................         453,828            483,325       (771,319)
                                                                  ------------       ------------    -----------
    Net cash provided by (used in) operating activities.......       1,312,171          2,641,227     (2,717,940)
                                                                  ------------       ------------    -----------



                                   (Continued)




                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
              For the years ended December 31, 1997, 1996 and 1995

                                                                       1997              1996             1995
                                                                       ----              ----             ----
INVESTING ACTIVITIES
    Purchase of certificates of deposit in other
        financial institutions................................      (5,000,000)       (17,000,000)             -
    Proceeds from maturities of certificates of deposit
        in other financial institutions.......................       5,000,000         17,000,000              -
    Purchase of Federal Home Loan Bank stock..................         (95,800)                 -              -
    Redemption of Federal Home Loan Bank stock................       1,204,800          1,062,800      1,823,100
    Purchase of securities held to maturity...................        (298,406)        (1,020,625)             -
    Proceeds from maturities of securities held to maturity...       4,000,000          3,000,000      3,000,000
    Purchase of securities available for sale.................      (2,508,289)        (5,165,516)    (9,240,201)
    Proceeds from sale of securities available for sale.......       2,500,000          6,650,000      8,575,000
    Principal remittances on mortgage-backed securities.......               -                  -      2,723,925
    Principal remittances on mortgage-backed securities
        available for sale....................................               -            990,065              -
    Proceeds from sales of mortgage-backed securities
        available for sale....................................               -         10,068,189              -
    Purchases of loans........................................     (22,224,143)                 -              -
    Proceeds from sales of loans..............................               -        117,509,060      8,215,597
    Net (increase) decrease in net loans......................      (1,428,880)         1,834,572      8,095,445
    Proceeds from sales of foreclosed properties..............       2,146,555          5,270,509      3,797,022
    Additions to foreclosed properties........................        (358,419)          (174,753)      (318,471)
    Increase in mortgage servicing rights.....................        (289,253)          (243,297)             -
    Purchase of premises and equipment........................        (388,145)          (197,281)    (1,489,856)
    Proceeds from sales of premises and equipment.............         601,714          1,414,705          1,984
    Cash and cash equivalents of Home Bancorp
       at date of acquisition.................................               -                  -      7,459,288
                                                                   -----------        -----------    -----------
    Net cash provided by (used in) investing activities.......     (17,138,266)       140,998,428     32,642,833
                                                                   -----------        -----------    -----------

FINANCING ACTIVITIES
    Decrease in deposits attributable to branch sales:
       NOW and savings deposits...............................               -        (18,937,078)             -
       Certificates of deposit................................               -       (144,669,198)             -
    Net increase (decrease) in NOW and savings deposits.......      13,305,806          4,898,050     (9,592,820)
    Net increase in certificates of deposit...................       9,587,515         10,211,469     18,831,588
    Proceeds from Federal Home Loan Bank advances.............      25,500,000          4,000,000     14,500,000
    Repayment of Federal Home Loan Bank advances..............     (27,643,333)        (8,143,333)   (43,618,334)
    Proceeds from notes payable...............................               -                  -      1,003,893
    Payments on credit facility...............................               -                  -       (894,377)
    Payments on notes payable.................................         (24,040)           (24,061)             -
    Redemptions of subordinated notes.........................               -           (627,858)             -
    Payments on capital lease obligation......................         (53,281)           (39,705)       (56,030)
    Repayments of mortgages payable on foreclosed
       properties.............................................         (10,391)           (25,258)      (164,743)
    Redemption of Settlement Preferred Stock..................          (6,002)          (103,385)      (831,511)
    Common stock issued under the Employee Stock
       Purchase Plan..........................................           7,453              7,235              -
                                                                   -----------       ------------    -----------
    Net cash provided by (used in) financing activities.......      20,663,727       (153,453,122)   (20,822,334)
                                                                   -----------       ------------    -----------

       Increase (decrease) in cash and cash equivalents.......       4,837,632         (9,813,467)     9,102,559
       Cash and cash equivalents at beginning of period.......       6,195,251         16,008,718      6,906,159
                                                                   -----------       ------------    -----------

       Cash and cash equivalents at end of period.............    $ 11,032,883    $     6,195,251   $ 16,008,718
                                                                  ============    ===============   ============



                                                     (Continued)




                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
              For the years ended December 31, 1997, 1996 and 1995

                                                                       1997              1996             1995
                                                                       ----              ----             ----
NONCASH INVESTING AND FINANCING ACTIVITIES
    Transfer from loans to foreclosed properties..............    $  1,294,615      $   1,865,227  $   2,929,567
    Termination of Essex Mortgage Trust I REMIC...............               -          2,678,222              -
    Transfer of investment securities and mortgage-backed
        securities held for investment to available for sale..               -                  -     13,590,296
    Increase (decrease) in mortgages payable on
        foreclosed properties.................................               -             10,391         (7,630)
    Acquisition of Home Bancorp:
        Increase in assets:
           Net loans..........................................               -                  -     50,498,727
           Excess of cost over net assets acquired............               -                  -      8,607,098
           Other..............................................               -                  -      2,100,783
        Increase in liabilities:
           Deposits...........................................               -                  -     51,826,331
           Other..............................................               -                  -        814,909

SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid (received) during the year for:
        Interest..............................................    $  9,199,677       $ 13,814,733   $ 16,628,737
        Income taxes, net of refunds..........................               -           (109,244)        (6,252)





                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 1997, 1996 and 1995


NOTE 1 - ORGANIZATION

Essex Bancorp, Inc. ("EBI") is a Delaware corporation that was formed in 1994 to be the single thrift holding company for Essex Savings Bank, F.S.B. (the "Bank"), a federally-chartered savings bank which at December 31, 1997 operates four branches in North Carolina and Virginia. EBI is the successor by merger to Essex Financial Partners, L.P. (the "Partnership"), a Delaware limited partnership which was formed in 1988 to acquire the former holding company of the Bank. The Partnership and Essex Bancorp. ("Bancorp"), the Bank's former holding company, were merged into EBI in January 1995. In addition to the Bank, EBI's other principal operating subsidiaries are Essex First Mortgage Corporation ("Essex First"), a wholly-owned subsidiary of the Bank that is engaged primarily in the origination and sale of residential mortgage loans, and Essex Home Mortgage Servicing Corporation ("Essex Home"), an indirect subsidiary of the Company and the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, various governmental agencies, and various third party investors. Essex Mortgage Corporation ("EMC") is also a direct subsidiary of EBI that was formerly engaged in various mortgage banking activities and, at December 31, 1997, held loans and other assets as a result of its past activities.

Pursuant to approvals received from the Office of Thrift Supervision ("OTS") on August 25, 1994 and the Partnership's unitholders at a special meeting on January 17, 1995, the Partnership and Bancorp were merged into EBI on January 18, 1995 and January 31, 1995, respectively. The Merger was accounted for in a manner similar to a pooling of interests. As a result of the Merger, the Partnership's unitholders and the general partner became stockholders of EBI, whose common stock is listed on the American Stock Exchange. Partnership unitholders received one share of EBI common stock in exchange for every two limited partnership units ("LPUs"). In addition, the general partner received shares of EBI common stock equivalent to one percent of total shares outstanding after the exchange.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of EBI and its subsidiaries (collectively, the "Company"). Significant intercompany accounts and transactions have been eliminated in consolidation.

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

Cash and Cash Equivalents: Cash equivalents include interest-bearing deposits, federal funds sold and securities purchased under agreements to resell. Generally, federal funds sold and securities purchased under agreements to resell are purchased for one-day periods. Securities purchased under agreements to resell are purchased from a commercial bank and collateralized by mortgage-backed securities issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or the Federal National Mortgage Association ("Fannie Mae").

Investments and Mortgage-Backed Securities: Investment securities and mortgage-backed securities are classified upon acquisition as held for investment or available for sale. Those securities designated as held for investment are carried at cost adjusted for amortization of premiums and accretion of discounts. Interest income, including amortization of premiums and accretion of discounts, is recognized by the interest method, adjusted for effects of changes in prepayments and other assumptions.

Those securities designated as available for sale are carried at fair value, and unrealized gains and losses are reported as a component of shareholders' equity. If securities are sold, the adjusted cost of the specific security sold is used to compute the gain or loss on the sale. The market value of securities available for sale is based upon valuations obtained from brokers and their market analyses and management estimates.

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

Statement of Financial Accounting Standards No. 114 - Accounting by Creditors for Impairment of a Loan ("SFAS 114"), as amended by SFAS 118, requires certain loans to be adjusted for impairment. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual interest and principal payments as scheduled in the loan agreement.

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

Properties acquired in settlement of loans are recorded at fair value less estimated selling costs upon acquisition and thereafter are carried at the lower of cost or fair value less estimated selling costs. Revised estimates to the fair value less selling costs are reported as adjustments to the carrying amount of the asset provided that such adjusted value is not in excess of the carrying amount at acquisition. Gains or losses on the sale of and revaluation adjustments to foreclosed properties are credited or charged to expense. Costs incurred in connection with ownership of the property, including interest on senior indebtedness, are expensed to the extent not previously allowed for in calculating fair value less estimated selling costs. Costs relating to the development or improvement of the property are capitalized to the extent these costs increase fair value less estimated selling costs.

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

The accrual of interest on loans is discontinued based on delinquency status, an evaluation of the related collateral, and on the borrower's ability to repay the loan. Generally, loans past due more than 90 days are placed in nonaccrual status; however, in instances where the borrower has demonstrated an ability to make timely payments, loans past due more than 90 days may be returned to an accruing status provided two criteria are met: (1) all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period, and (2) there is a sustained period of repayment performance (generally a minimum of six months) by the borrower. The receipt of interest payments from an impaired loan is generally recognized as interest income when received, except in cases where impairment adjustments have been material, in which case the interest payments are treated as principal reductions.

Mortgage Banking Activities: Loans held for sale are valued at the lower of aggregate cost or market. The market value of loans held for sale is determined by commitment agreements with investors or estimates by management based on comparable loan sales in the secondary market. Gains or losses on loan sales are recognized for financial reporting purposes at the time of sale and are determined by the difference between the sales proceeds and the carrying value of the loans, with an adjustment for recourse provisions or an allocation of the basis to the estimated fair value of servicing rights if servicing is retained.

Capitalized mortgage servicing assets consist of both purchased and originated servicing rights (collectively, "MSRs"). MSRs are amortized in proportion to, and over the period of, the estimated future net servicing revenues of the underlying mortgage loans. The Company's policy for assessing impairment of MSRs is based on their fair values and is evaluated by stratifying the MSRs based on predominant risk characteristics of the underlying loans, primarily interest rate. Fair value is estimated based on discounted anticipated future cash flows, taking into consideration market-based prepayment estimates.

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

Long-Lived Assets: The Company periodically evaluates the carrying value of long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Income Taxes: Consolidated corporate income tax returns are filed for EBI and its subsidiaries. In February 1992, the Financial Accounting Standards Board issued Statement No. 109 - Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach for determining income taxes. The new standard was adopted during 1993, but will not have a significant effect on the Company's operating results unless the Company demonstrates consistent profitability.

Stock-Based Compensation Plans: Effective January 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 123 - Accounting for Stock Based Compensation ("SFAS 123"). SFAS 123 permits either the recognition of cost for the estimated fair value of employee stock-based compensation arrangements on the date of grant, or disclosure in the notes to the financial statements of the pro forma effects on net income and earnings per share, determined as if the fair value-based method had been applied in measuring compensation cost. The Company has adopted the disclosure option and continues to apply APB Opinion No. 25 - Accounting for Stock Issued to Employees ("APB 25") in accounting for its plans using the intrinsic-value-based method.
Accordingly, no compensation cost has been recognized for the Company's stock options granted during 1997.

Earnings Per Share: The Company calculates its basic and diluted earnings per share ("EPS") in accordance with Statement of Financial Accounting Standards No. 128 - Earnings Per Share ("SFAS 128"). Accordingly, the components of the Company's EPS calculations for the years ended December 31 are as follows:

                                                                1997               1996                1995
                                                                ----               ----                ----
     Loss before extraordinary items                       $   (296,648)       $(7,377,011)        $(4,154,718)
     Preferred stock dividends (Note 18)                     (1,635,488)        (1,446,868)           (368,022)
                                                             ----------         ----------         -----------
     Loss before extraordinary items
       available to common shareholders                      (1,932,136)        (8,823,879)         (4,522,740)
     Extraordinary items                                              -                  -           2,945,064
                                                             ----------         ----------          ----------
     Net loss available to common shareholders              $(1,932,136)       $(8,823,879)        $(1,577,676)
                                                             ==========         ==========          ==========

     Weighted average common shares
       outstanding                                            1,055,776          1,051,180           1,049,684
                                                              =========          =========           =========

The Company's common stock equivalents are antidilutive with respect to loss available to common shareholders for each of the years presented; therefore, basic and diluted EPS are the same.

Reclassification: Certain 1996 and 1995 amounts have been reclassified to conform to 1997 presentations.



NOTE 3 - EXTRAORDINARY ITEMS

Extraordinary items for the year ended December 31, 1995 consisted of the following transactions:

o EBI issued $1.0 million in nonvoting, noncumulative preferred stock (the "Settlement Preferred Stock") in January 1995 in accordance with a stipulation of settlement (the "Settlement") related to litigation in which the Partnership was a settling defendant in 1994 (the "Litigation"). The Settlement Preferred Stock was distributed on January 9, 1995 to qualifying members of the settlement class who suffered trading losses in the Partnership's LPUs prior to July 27, 1994, the date on which the Settlement was announced. Contemporaneously with the acquisition described in Note 4, PaineWebber Capital Inc. ("PWC") and PaineWebber Inc. ("PWI"), also settling defendants in the Litigation, agreed to loan the funds necessary to enable EBI to redeem the Redeemable Preferred Stock for $1.0 million (the "Redemption Loan") plus accrued dividends. The effective date of this redemption was September 18, 1995, and the Redemption Loan was forgiven effective that date. The Company recognized an extraordinary gain of $1.0 million during the third quarter of 1995 in connection with the forgiveness of this debt.

o EBI contributed $1.3 million to a settlement fund established by the defendants in the Litigation. The court provided for a portion of this settlement fund to be distributed in cash to the same class members who were to receive the Settlement Preferred Stock, and the remaining portion of the fund was to be used to pay fees and expenses of plaintiffs' counsel and to make certain payments to named plaintiffs. Neither the Partnership nor EBI had sufficient liquidity to fund this contribution to the Settlement. Accordingly, PWC made a $1.3 million loan (the "Settlement Note") to EBI in order to facilitate the completion of the Settlement. In addition, PWC made a $39,000 loan (the "Litigation Note") to EBI in order for EBI to pay legal expenses associated with the Settlement. Contemporaneously with the acquisition described in Note 4, PWC forgave the Settlement Note and the Litigation Note, plus accrued interest thereon. The Company recognized an extraordinary gain of $1.5 million during the third quarter of 1995 in connection with the forgiveness of this debt.

o PWC made a $200,000 loan (the "Merger Note") to EBI in order to fund the expenses associated with the Merger because neither the Partnership nor EBI had sufficient liquidity to fund such expenses. Contemporaneously with the acquisition described in Note 4, PWC forgave the Merger Note and the accrued interest thereon. EBI recognized an extraordinary gain of $217,000 during the third quarter of 1995 in connection with the forgiveness of this debt.


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

In exchange for all of the outstanding stock of Home Bancorp, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of EBI with an aggregate redemption and liquidation value of $15.0 million and warrants to purchase 7,949,000 shares of EBI common stock at a price of $0.9375 per share, which was the price of EBI common stock as of June 30, 1995. The warrants are exercisable beginning in September 1998. The fair market value of the preferred stock and the warrants was estimated in a third party valuation to approximate $15.5 million at the time of issuance. Following the completion of the transaction, two representatives designated by Home Bancorp joined the Board of Directors of EBI, and two joined the Board of Directors of the Bank, filling existing vacancies on those Boards.

The following unaudited pro forma financial information for the year ended December 31, 1995 assumes the acquisition was consummated on January 1, 1995 (in thousands, except per share data):

         Total interest income                                      $25,859
         Net interest income                                          7,568
         Provision for loan losses                                    2,477
         Noninterest income                                           3,195
         Noninterest expense                                         13,218
         Loss before extraordinary items                             (4,932)
         Net loss                                                    (2,096)
         Basic and diluted loss per common share
            before extraordinary items                                (6.04)
         Basic and diluted net loss per common
            share                                                     (3.34)


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

Effective March 15, 1996, the Bank sold the deposits and related accrued interest of its Charlotte, North Carolina retail bank branch, which totaled $28.1 million, along with loans and related accrued interest totaling $64,000, premises and equipment totaling $586,000, and other assets totaling $69,000. In connection with the sale of the Charlotte branch, the Bank recognized a $1.1 million net gain on the sale of deposits and a $64,000 gain on the sale of premises and equipment. The sale of the Charlotte branch required cash of $26.3 million, which was funded by the sale of fixed-rate first mortgage loans totaling $7.3 million and mortgage-backed securities available for sale totaling $9.9 million, as well as the utilization of a portion of the Bank's excess liquidity. The Bank recognized a gain of $1,000 and $153,000 from the sale of loans and mortgage-backed securities, respectively. In the aggregate, the Bank recognized a net gain of $1.3 million on the sale of the Charlotte branch.

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

Effective September 26, 1996, the Bank sold the deposits and related accrued interest of its Norfolk, Portsmouth, Hampton and Newport News, Virginia retail bank branches, which totaled $62.9 million, along with deposit loans and related accrued interest totaling $68,000 and premises and equipment totaling $600,000. The Bank concluded its branch sales on November 7, 1996 with the sale of its Grafton, Virginia retail bank branch with deposits and related accrued interest totaling $5.3 million. In connection with these sales, the Bank recognized a $174,000 net gain on the sale of deposits and a $152,000 gain on the sale of premises and equipment. In addition to transaction costs, the gain on the sale of deposits was reduced by a $1.9 million write-off of the remaining goodwill associated with the branches. Prior to the consummation of the sale of these branches, the Company recognized a $5.9 million write down in the net asset value of certain of these branches. The sale of these branches required cash of $65.4 million, which was funded by the sale of fixed-rate and adjustable-rate first mortgage loans totaling $50.1 million, as well as the utilization of a portion of the Bank's excess liquidity. The Bank recognized a loss of $833,000 on the sale of loans. In the aggregate, the Bank recognized a net loss of $507,000 on the sale of the Norfolk, Portsmouth, Hampton, Newport News, and Grafton branches.


NOTE 6 - INVESTMENT SECURITIES

The amortized cost and fair value of securities held for investment at December 31 were as follows (in thousands):

                                                 1997                                        1996
                             ------------------------------------------  ------------------------------------------
                                           Gross Unrealized                            Gross Unrealized
                               Amortized   ----------------      Fair     Amortized    ----------------      Fair
                                 Cost      Gains     Losses      Value      Cost       Gains     Losses      Value
                                 ----      -----     ------      -----      ----       -----     ------      -----
U.S. Treasury securities        $    -  $       -   $      -     $    -     $1,003  $       -    $     -     $1,003
Securities of other U.S.
   government agencies           2,299          -         82      2,217      5,000          -        113      4,887
                                 -----   --------    -------      -----      -----   --------     ------      -----
                                $2,299  $       -   $     82     $2,217     $6,003  $       -    $   113     $5,890
                                 =====   ========    =======      =====      =====   ========     ======      =====

The $2.3 million of U.S. government agency securities held for investment at December 31, 1997 consisted of a $2.0 million note issued by the Federal Home Loan Bank ("FHLB") which matures in the year 2000 and a $299,000 note issued by the FNMA which matures in the year 1999. No securities held for investment were sold prior to maturity in 1997, 1996, and 1995. The U.S. government agency security with a book value of $299,000 and a fair value of $298,000 is pledged as collateral for public depository accounts over $100,000 at December 31, 1997.

Securities available for sale at December 31, 1997 and 1996 consisted of a mutual fund investment that is designed for use as an overnight liquid investment. The mutual fund portfolio is invested in federal funds and repurchase agreements, which are fully collateralized by U.S. Government and/or agency obligations. The fund is managed to have an average maturity of one to seven days, and to maintain a stable net asset value of $1.00 per share.

Proceeds from the sale of securities available for sale totaled $2,500,000, $6,650,000 and $8,575,000 in 1997, 1996 and 1995, respectively. No gains or losses were realized on these sales.

NOTE 7 - MORTGAGE-BACKED SECURITIES

The amortized cost and fair value of mortgage-backed securities ("MBS") held for investment, which consisted solely of the Company's interests in a real estate mortgage investment conduit ("REMIC"), at December 31 were as follows (in thousands):

                                                 1997                                        1996
                             ------------------------------------------  ----------------------------------------
                                           Gross Unrealized                            Gross Unrealized
                               Amortized   ----------------      Fair     Amortized    ----------------      Fair
                                 Cost      Gains     Losses      Value      Cost       Gains     Losses      Value
                                 ----      -----     ------      -----      ----       -----     ------      -----
U.S. government agencies:
    Floating-rate REMIC         $1,905  $       -   $     19     $1,886     $1,905  $       -   $     36     $1,869
                                 =====   ========    =======      =====      =====   ========    =======      =====

There were no sales of MBS held for investment in 1997, 1996 and 1995.

Effective November 15, 1995, the Financial Accounting Standards Board ("FASB") provided a one-time opportunity for institutions to reassess the appropriateness of the designations of all securities held upon initial application of the FASB Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities" (the "Special Report"). Any resulting redesignations were required to occur no later than December 31, 1995 and such redesignations were required to be accounted for at fair value in accordance with SFAS 115. Accordingly, on December 31, 1995, the Bank transferred MBS with a total amortized cost of $13.6 million and a total fair value of $13.7 million from the "held to maturity" designation to the "available for sale" designation. In accordance with SFAS 115, the transfer was accounted for at fair value and the Company recorded a holding gain of $154,000 as a separate component of its shareholders' equity. These MBS were sold in 1996 to partially fund the sale of the Branches. Accordingly, the holding gain component of shareholders' equity was reversed in 1996. No MBS were classified as available for sale at December 31, 1997 and 1996.

During 1996, the Essex Mortgage Trust I REMIC, a Company-issued second mortgage REMIC, was terminated, at which time $2.7 million of mortgage-backed securities were reclassified to loans. Proceeds from the sale of MBS available for sale totaled $10,068,189 in 1996. Gross gains of $196,525 and gross losses of $43,337 were realized in 1996.


NOTE 8 - LOANS

Net loans at December 31 include (in thousands):

                                                     1997                 1996
                                                     ----                 ----
    Real estate:
        First mortgages                            $130,486             $103,643
        Second mortgages                              8,699               12,384
        Construction and development                 16,583               17,190
        Commercial                                    5,970                6,313
    Consumer                                          5,426                5,828
    Commercial - other                                1,883                1,915
    Secured by deposits                                 805                  842
                                                  ---------            ---------
           Total Loans                              169,852              148,115

    Less:
        Unearned loan fees and discounts                 29                    8
        Allowance for loan losses                     2,382                2,556
                                                   --------             --------
           Net Loans                               $167,441             $145,551
                                                    =======              =======

Included in total loans at December 31, 1997 and 1996 are unamortized premiums of $668,000 and $565,000, respectively.

At December 31, net loans included the following collateral-dependent real estate loans (in thousands):

                                                          1997          1996
                                                          ----          ----
    First mortgages                                       $611          $539
    Second mortgages                                        79           122
    Construction and development                             -            17
                                                          ----          ----
           Total collateral-dependent real estate loans    690           678

    Less:
        Allowance for loan losses                          130            69
                                                           ---          ----
           Net collateral-dependent real estate loans     $560          $609
                                                           ===           ===

As of December 31, 1997, the Bank had outstanding commitments (including unfunded portions of lines of credit and construction loan commitments) to fund approximately $13.9 million in mortgage loans and $222,000 in nonmortgage loans. In addition, the Bank's construction loan portfolio includes loans to individuals that will convert to permanent loans upon completion of construction. As of December 31, 1997, such commitments aggregated $2.6 million of fixed rate mortgage loans and $15.4 million of adjustable rate mortgage loans. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because it is possible that the commitments can expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held generally consists of real estate.

The Bank originates first and second mortgage and consumer loans primarily in North Carolina and Virginia. The Bank will also acquire residential mortgage loans from third parties. Loans previously acquired comprised approximately 42% and 43% of total loans at December 31, 1997 and 1996, respectively. The Bank requires collateral on all residential mortgage loans and, at origination, generally requires that loan-to-value ratios be no greater than 80%, unless private mortgage insurance has been obtained, in which case higher loan-to-value ratios may be maintained.

At December 31, 1997 and 1996, the Company had $1.6 million and $2.9 million, respectively, in nonaccrual loans. Interest income which would have been recorded in accordance with the original terms of the nonaccrual loans amounted to approximately $171,000, $291,000 and $678,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Changes in the allowance for loan losses for the years ended December 31 are as follows:

                                                                1997               1996             1995
                                                                ----               ----             ----
         Balance at beginning of period                       $2,555,688       $ 5,251,295       $ 3,429,365
         Allowance transferred in connection
            with the Home Acquisition                                  -                 -           500,000
         Provision for loan losses                               113,467         1,410,710         2,476,904
                                                              ----------        ----------        ----------
                                                               2,669,155         6,662,005         6,406,269
         Loans charged-off, net of recoveries                   (287,516)       (4,106,317)       (1,154,974)
                                                              ----------        ----------        ----------
         Balance at end of period                             $2,381,639       $ 2,555,688        $5,251,295
                                                               =========        ==========         =========

Loans held for sale at December 31, 1997 and 1996 consisted of first mortgage loans originated by Essex First. As of December 31, 1997, Essex First had outstanding commitments to fund mortgage loans totaling approximately $944,000, which were committed for sale to unaffiliated third parties.


NOTE 9 - FORECLOSED PROPERTIES

Foreclosed properties at December 31 consist of the following:

                                                                                1997                1996
                                                                                ----                ----
             Properties acquired through foreclosure                        $1,666,381           $2,233,150
             Less allowance for losses                                         154,752              178,937
                                                                            ----------           ----------
                                                                            $1,511,629           $2,054,213
                                                                             =========            =========

Changes in the allowance for losses on foreclosed  properties for the year ended
December 31 are as follows:

                                                                          1997             1996           1995
                                                                          ----             ----           ----
             Balance at beginning of year                              $ 178,937         $199,145      $ 417,805
             Provision for losses on
               foreclosed properties                                     159,341          (21,345)        79,393
                                                                        --------         --------      ---------
                                                                         338,278          177,800        497,198
             Charge-offs, net of recoveries                             (183,526)           1,137       (298,053)
                                                                        --------         --------      ---------
             Balance at end of year                                    $ 154,752         $178,937      $ 199,145
                                                                        ========          =======       ========

NOTE 10 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 include:
                                                                                1997                  1996
                                                                                ----                  ----
                  Land                                                      $   573,675          $   591,766
                  Buildings                                                   1,046,570            1,230,819
                  Furniture and equipment                                     2,681,370            2,675,397
                  Leasehold improvements                                        192,556              183,497
                  Property under capitalized lease                              537,737              537,737
                                                                             ----------           ----------
                                                                              5,031,908            5,219,216
                  Less accumulated depreciation
                    and amortization                                          3,105,179            2,734,094
                                                                              ---------            ---------
                                                                             $1,926,729           $2,485,122
                                                                              =========            =========

Certain premises are occupied under noncancelable operating lease agreements. Leases having contractual attributes of purchased premises or equipment are capitalized and shown in the table above along with related amortization.

Future minimum lease commitments with terms in excess of one year at December 31, 1997, including cost escalation provisions, are as follows:

                                                                                 Capital            Noncancelable
                                                                                  Lease            Operating Leases
                                                                                  -----            ----------------
       1998                                                                      $119,201             $236,033
       1999                                                                       119,201              243,762
       2000                                                                       119,201              239,356
       2001                                                                       119,201              214,754
       2002                                                                             -                    -
       Later years                                                                      -                    -
                                                                                  -------              -------
         Total minimum lease payments                                             476,804             $933,905
                                                                                                       =======
         Amount representing interest                                             144,834
                                                                                  -------
         Present value of net minimum capitalized
           payments                                                              $331,970
                                                                                  =======
Rent expense for the years ended  December 31, 1997,  1996, and 1995 amounted to
$435,147, $602,190 and $903,922, respectively.


NOTE 11 - DEPOSITS

Deposits at December 31 include (dollars in thousands):

                                                         1997                                1996
                                               ------------------------            -----------------------
                                               Amount           Percent            Amount          Percent
                                               ------           -------            ------          -------
         NOW accounts -
           noninterest-bearing                 $  5,056           3.28%              $  1,070          .82%
         Passbook and Christmas
           Club                                   3,948           2.57                  3,765         2.87
         NOW accounts                             3,965           2.58                  4,175         3.19
         Money market                            25,698          16.69                 16,350        12.48
         Certificate accounts -
           4.01% to 6.00%                        87,378          56.77                 80,203        61.20
           6.01% to 8.00%                        27,844          18.09                 25,433        19.41
           8.01% to 10.00%                           38            .02                     37          .03
                                                -------         ------               --------       ------
                                               $153,927         100.00%              $131,033       100.00%
                                                =======         ======                =======       ======

A summary of certificate accounts by scheduled maturity at December 31, 1997 is as follows (in thousands):

                        1998                           $  76,720
                        1999                              18,304
                        2000                              12,126
                        2001                               2,750
                        2002 and thereafter                5,360
                                                        --------
                                                        $115,260

Certificate accounts of $100,000 or more at December 31, 1997 and 1996 amounted to $18.5 million and $14.8 million, respectively.

Interest and weighted average rates on interest-bearing deposits for the years ended December 31 are as follows:

                                      1997                       1996                         1995
                            ----------------------      ----------------------      ---------------------
                               Interest    Rate             Interest    Rate           Interest    Rate
                               --------    ----             --------    ----           --------    ----
   Passbook and
     Christmas Club          $   133,737   3.48%         $    225,525   3.33%       $    181,926   3.33%
   NOW accounts                  122,773   2.83               149,324   2.80             138,251   2.85
   Money Market
     accounts                  1,041,566   4.87               949,835   4.50             900,719   4.14
   Certificate accounts        6,381,238   5.73            10,620,589   5.78          12,284,044   5.75
                              ----------                  -----------                -----------
                              $7,679,314   5.45           $11,945,273   5.51         $13,504,940   5.50
                              ==========                  ===========                ===========


NOTE 12 - FEDERAL HOME LOAN BANK ADVANCES

Borrowings from the Federal Home Loan Bank ("FHLB") at December 31 consist of the following (in thousands):

Maturity                            Interest Rate                           1997                   1996
--------                            -------------                       -----------             ----------
1997                                4.01% to 8.00%                         $     -                $16,144
1998                                4.01% to 7.00%                          21,139                  7,138
1999                                5.01% to 6.00%                           1,808                  1,808
2000                                5.01% to 6.00%                             600                    600
                                                                          --------               --------
                                                                           $23,547                $25,690
                                                                            ======                 ======

Weighted average rate at end of period                                        5.75%                  6.14%
                                                                              ====                   ====

With the exception of $2.0 million and $3.0 million of FHLB advances outstanding at December 31, 1997 and 1996, respectively, all FHLB advances outstanding at December 31, 1997 and 1996 carried fixed rates of interest. The $2.0 million adjustable rate FHLB advances outstanding at December 31, 1997 will mature in 1998 and the applicable rate is indexed to the FHLB overnight deposit rate. The $3.0 million adjustable rate FHLB advance at December 31, 1996 matured in 1997.

Advances from the FHLB at December 31, 1997 are collateralized by mortgage loans with a total principal balance of approximately $53.8 million. The unused lendable collateral value was $20.9 million at December 31, 1997.


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

NOTE 14 - INCOME TAXES

The Company is subject to federal income taxes, and files a consolidated federal income tax return with its subsidiaries. The Company's provision for income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal tax rate to loss before extraordinary items and income taxes for the years ended December 31 as follows:

                                                     1997                       1996                    1995
                                           ------------------------  ----------------------- ----------------------
                                             Amount           %          Amount        %        Amount         %
                                             ------           -          ------        -        ------         -
Provision for income taxes at
  statutory federal tax rate                  $(100,860)  (34.0)%      $(2,508,184) (34.0)%   $(1,412,604)  (34.0)%
Increase (decrease) resulting from:
   Unrecognized tax benefits                     91,443    30.8            991,196   13.4       1,407,828    33.9
   Amortization of excess of cost
     over net assets acquired                    21,101     7.1          1,507,950   20.5          76,717     1.8
   Other                                        (11,684)   (3.9)             9,038    0.1         (71,941)   (1.7)
                                              ---------   -----        -----------  -----     -----------   -----
                                             $        -       -%       $         -      -%    $         -       -%
                                              =========   =====        ===========  =====     ===========   =====

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                                              1997                    1996
                                                                              ----                    ----
Deferred tax liabilities
           FHLB stock                                                    $     92,297            $     231,880
           Basis in acquired loans                                          2,114,303                2,430,234
           Premises and equipment                                              32,331                   67,610
           Other                                                               26,362                        -
                                                                         ------------            -------------
                  Total deferred liabilities                                2,265,293                2,729,724

Deferred tax assets
           Federal net operating loss ("NOL") carryforwards                 7,562,091                8,007,145
           Alternative minimum tax ("AMT")
             credit carryover                                                 330,000                  330,000
           MSRs                                                                78,280                   97,849
           Allowance for losses on loans and
             foreclosed properties                                            596,417                  659,128
           Core deposit intangible                                          1,049,306                1,130,022
           Other                                                              383,524                  137,941
                                                                         ------------            -------------
                  Total deferred assets                                     9,999,618               10,362,085
                                                                         ------------            -------------
                  Net deferred tax assets before valuation
                    allowance                                               7,734,325                7,632,361
                  Valuation allowance for net deferred tax
                     assets                                                (7,734,325)              (7,632,361)
                                                                         ------------            -------------
                  Net deferred tax assets                                $          -            $           -
                                                                         ============            =============

The Company applies an asset and liability approach for determining income taxes as required by SFAS 109. A valuation allowance has been established for the Company's deferred tax assets and liabilities because, based on management's assessment, their ultimate realization cannot be assured.

The Bank and its subsidiaries qualify under provisions of the Internal Revenue Code that permit federal income taxes to be computed after deductions for additions to bad debt reserves. These deductions may be computed using either actual charge-offs or additions to its reserves based on the Bank's historical experience. If the amounts which have qualified as bad debt deductions (approximately $525,000 at December 31, 1997) are used for purposes other than to absorb bad debt losses, they will be subject to federal income tax at the then applicable rates.

At December 31, 1997, the Company had NOL carryforwards for income tax purposes of approximately $19.9 million expiring in the years 2007 through 2011. The utilization of such NOL carryforwards may be limited by the Internal Revenue Code in certain circumstances, including a change in ownership of the Company's stock. In addition, the Company had an AMT credit carryover of $330,000 at December 31, 1997, which can be carried forward indefinitely.


NOTE 15 - MORTGAGE LOAN SERVICING

At December 31, 1997, 1996, and 1995, EBI through its subsidiaries serviced or subserviced approximately 8,400, 13,300 and 12,400 loans, respectively, with the following outstanding principal balances (in thousands) at December 31 and related servicing fee income during the respective years ended December 31:

                                       1997                           1996                        1995
                            --------------------------      -------------------------    ------------------------
                                Loan           Loan             Loan          Loan          Loan          Loan
                             Principal      Servicing        Principal     Servicing     Principal     Servicing
                             Balances       Fee Income       Balances      Fee Income    Balances      Fee Income
                             --------       ----------       --------      ----------    --------      ----------
Loans owned by the
   Company                    $128,430      $        -     $   126,373     $        -    $194,736      $        -
Servicing and sub-
  servicing rights owned/
  participated in by the
  Company                      354,245       1,312,476         997,279      1,665,768     796,103       1,765,617
                              --------      ----------      ----------     ----------    --------      ----------
                              $482,675      $1,312,476      $1,123,652     $1,665,768    $990,839      $1,765,617
                              ========      ==========      ==========     ==========    ========      ==========

Servicing fee income is net of $858,992 in 1997, $1,878,725 in 1996 and $1,459,570 in 1995 paid to unaffiliated subservicing clients.

On February 28, 1997, the Company was notified by its largest subservicing client of its intention not to renew its contract beyond June 1, 1997. Servicing fee income for 1997 and 1996 included approximately $196,000 and $409,000, respectively, attributable to servicing activities performed for this client. In addition, the Company received termination fees of approximately $113,000 in 1997 related to this contract.

As agent for investors for whom loans are serviced, the Company maintains escrow and custodial accounts in which borrower payments for principal, interest, taxes and insurance are deposited. At December 31, 1997, approximately $1.8 million of such accounts were on deposit at unaffiliated banks and $4.2 of such accounts were on deposit at the Bank.

The fair value of MSRs was $1.2 million and $1.7 million at December 31, 1997 and 1996, respectively. There were no valuation allowances for impairment of MSRs at December 31, 1997 and 1996. Following is an analysis of the changes in the Company's MSRs for the years ended December 31:

                  Balance at January 1, 1995                  $2,214,602
                  Amortization                                  (580,295)
                                                              ----------
                  Balance at December 31, 1995                 1,634,307
                  Purchases                                      243,297
                  Amortization                                  (528,444)
                                                              ----------
                  Balance at December 31, 1996                 1,349,160
                  Purchases                                      289,253
                  Amortization                                  (468,647)
                                                              ----------
                  Balance at December 31, 1997                $1,169,766
                                                               =========


NOTE 16 - NOTES PAYABLE

Notes payable at December 31, 1997 and 1996 consisted solely of a note payable to the former president of Home Bancorp and Home Savings. The note accrues interest at 9.50% per annum. The note is due in five equal annual installments, plus accrued interest thereon. However, in conjunction with a severance settlement with the former employee, EBI agreed to repay this note in its entirety in February 1998.


NOTE 17 - EMPLOYEE BENEFIT PLANS

Employees of EBI's subsidiaries participate in a 401(k) retirement plan administered by EBI. Annual contributions to the plan are discretionary, as authorized by the boards of directors of EBI and its subsidiaries. The Company made "qualified non-elective" contributions of $38,379 and $17,635 for the plan years ended December 31, 1997 and 1995, respectively, in order to maintain the plan's qualified tax status. The Company did not make a contribution to the plan for 1996.

Certain employees of EBI's subsidiaries participate in a Supplemental Executive Retirement Plan ("SERP"). An expense of $37,808, $38,836 and $28,738 was recognized in 1997, 1996 and 1995, respectively, in connection with employee vesting in the SERP. The SERP provides deferred compensation of 5% to 10% of a covered employee's salary and vests at a rate of 20% per year. Participants in the SERP as of December 31, 1997 are 100% vested. Deferred compensation in excess of 5% is discretionary and subject to the approval of EBI's Executive Compensation Committee.


NOTE 18 - PREFERRED STOCK

As described in Note 4, on September 15, 1995, EBI merged with Home Bancorp. In exchange for all of the outstanding stock of Home Bancorp, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of EBI with a redemption and liquidation value of $14.2 million for the Series B preferred stock and $834,000 for the Series C preferred stock. The preferred stock is redeemable at the option of the Company. The 2,125,000 shares of Series B preferred stock bear a cumulative annual dividend rate of 9.5% (based on the redemption value) and the 125,000 shares of Series C preferred stock bear a cumulative annual dividend rate of 8.0% (based on the redemption value). The Series C preferred stock is senior to Series B preferred stock with respect to the payment of dividends, and the holders of the Series C preferred stock may, in their discretion, from time to time in whole or in part, elect to convert such shares of Series C preferred stock into a like amount of Series B Preferred Stock. Cumulative but undeclared dividends and accrued interest thereon for the Series B and Series C preferred stock were $3,289,386 and $160,992, respectively, as of December 31, 1997.


NOTE 19 - COMMON STOCK

Warrants: In connection with the Home Acquisition, the stockholders of Home Bancorp received warrants to purchase 7,949,000 shares of EBI common stock at a price of $0.9375 per share, which was the price of EBI common stock as of June 30, 1995. The warrants are exercisable beginning in September 1998 and expire in September 2005.

Stock Options: In 1995, the Company adopted the Essex Bancorp, Inc. Stock Option Plan (the "Option Plan"), which was submitted to and approved by the shareholders of EBI in May 1995. In June 1995, EBI's Board of Directors approved the First Amendment to the Option Plan which reduced the number of options and rights which can be granted with respect to EBI's common stock under the Option Plan to 930,000 shares. Stock appreciation rights ("SARs") may be issued in tandem with options granted under the Plan. These SARs entitle the holder to receive, without any payment to EBI, either cash or shares of EBI common stock, or a combination thereof, in an amount, or having a fair market value determined as of the date of exercise, equal to the excess of the fair market value per share on the date of exercise of the SAR over the price of the related option. SARs become exercisable only in the event of a change of control as defined in the Second Amendment to the Option Plan. Such a change in control occurred during 1996 as a result of the sale of the Branches, thus accelerating the vesting of all of the Company's employee stock options granted June 30, 1995 and their related SARs. All options granted June 30, 1995 were exercised during 1997 and 1996 under the SAR provisions of the options. The options outstanding as of December 31, 1997 will become exercisable on May 28, 2000 and will expire on May 28, 2007.

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

The following table summarizes activity under the option plans for years ended December 31, 1997, 1996 and 1995 and the status at December 31, 1997.

                                                            Option Plan              Directors Option Plan
                                                       ---------------------        -----------------------
                                                       Number of      Option        Number of        Option
                                                        Options        Price         Options          Price
                                                        -------        -----         -------          -----
    Options granted, June 30, 1995                     498,233        $0.9375        2,000           $0.9375
    Granted                                                  -              -          900            3.8750
    Canceled                                           (56,692)        0.9375            -                 -
                                                      --------                      ------
    Options outstanding, December 31, 1995             441,541         0.9375        2,900         0.9375-3.8750
    Granted                                             40,398         3.2500        1,350            2.0625
    Exercised                                         (210,955)        0.9375       (1,000)           0.9375
    Canceled                                           (10,000)        3.2500            -                 -
    Canceled                                           (46,294)        0.9375            -                 -
                                                      --------                      ------
    Options outstanding, December 31, 1996             214,690     0.9375-3.2500     3,250         0.9375-3.8750
    Granted                                            110,200         1.3750        1,350            5.6250
    Exercised                                         (184,292)        0.9375            -
    Canceled                                            (8,000)        1.3750            -
    Rescinded for replacement                          (30,398)        3.2500            -
                                                      --------                      ------
    Options outstanding as of December 31, 1997        102,200         1.3750        4,600         0.9375-5.6250
                                                      ========                     =======

    Options exercisable as of December 31, 1997              -                       3,250         0.9375-3.8750
                                                      ========                      ======
    Options available for future grant
       as of December 31, 1997                         432,553                      14,400
                                                      ========                      ======

The Company recognized $498,051, $412,743 and $37,631 during the years ended December 31, 1997, 1996 and 1995, respectively, for the options granted June 30, 1995 under the Option Plan, which were exercised in their entirety under the SAR provisions of the options. As of December 31, 1997, the Company had recognized an obligation of $703,000 to its Chief Executive Officer resulting from the exercise of his SARs in November 1997. A determination has not yet been made as to the date and method of payment to satisfy this obligation.

Had compensation cost of the Option Plan been determined based on the fair value at the grant date for awards made under the plan, consistent with the method of SFAS 123, the Company's net loss and loss per share would have been $312,000 and $1.84, respectively, for the year ended December 31, 1997 and the fair value of the options granted during 1997 would have been $0.71 per share. The fair value of each option granted under the Option Plan during 1997 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate of return of 6.29%, dividend yield of zero, expected life of five years and volatility of 50%.

Stock Purchase Plan. In 1995, the Company adopted the Essex Bancorp, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"), which was submitted and approved by the shareholders of EBI in May 1995. The Stock Purchase Plan permits all eligible employees of the Company to purchase through after-tax payroll deductions, at a 15% discount, shares of the Company's common stock. During the years ended December 31, 1997 and 1996 employees acquired approximately 4,757 and 3,694, respectively, newly-issued shares of the Company's common stock under the Stock Purchase Plan.


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

The following summary presents the methodologies and assumptions used to estimate the fair value of the Company's financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature, and therefore, the results may not be precise. The subjective factors utilized include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. In addition, the calculation of estimated fair values is based on market conditions at December 31, 1997 and 1996 and may not be reflective of current or future fair values.

Financial Assets. The carrying amounts reported for cash and cash equivalents, FHLB stock, loans held for sale, and securities available for sale approximate those assets' fair values. Fair values for securities and mortgage-backed securities held for investment are based on quoted market prices or dealer quotes. The fair value of residential and consumer loans held for investment is based on the Sensitivity Report produced for the Bank by the FHLB. The fair values in this Sensitivity Report are determined by discounted cash flows based upon yield, maturity, repricing, and current rate data reported by the Bank to the OTS. Commercial real estate and construction and development loans are valued based upon discounted cash flows with discount rates approximating rates that would be offered those individual borrowers to extend their credits as of December 31, 1997 and 1996. For nonperforming loans, the estimated fair value is not greater than the estimated fair value of the underlying collateral.

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

The Company has off-balance sheet financial instruments in the form of commitments to extend credit, recourse on MSRs acquired from third parties, and recourse on loans sold to third parties. Because commitments to extend credit approximate current market commitment terms, their fair value is not considered significant. The fair value of recourse on MSRs acquired from third parties and loans sold to third parties is the estimated loss allocated to off-balance sheet recourse.


                                                             December 31, 1997              December 31, 1996
                                                      ----------------------------     --------------------------
                                                                        Estimated                       Estimated
                                                         Carrying         Fair            Carrying        Fair
                                                           Value          Value             Value         Value
                                                           -----          -----             -----         -----
                                                                            (in thousands)
Financial Assets
     Cash and cash equivalents.....................      $  11,033       $  11,033       $    6,195    $   6,195
     FHLB stock....................................          1,431           1,431            2,540        2,540
     Securities available for sale.................             17              17                9            9
     Securities held for investment................          2,299           2,217            6,003        5,890
     Mortgage-backed securities held for
        investment.................................          1,905           1,886            1,905        1,869
     Loans held for sale...........................          2,165           2,165            2,463        2,463
     Loans held for investment, net................        167,441         169,843          145,551      147,123

Financial Liabilities
     Deposits with no stated maturity..............       $ 38,667        $ 38,667        $  25,360    $  25,361
     Time deposits.................................        115,260         115,624          105,673      105,977
     FHLB advances.................................         23,547          23,558           25,690       25,767
     Notes payable.................................             72              72               96           96
     Capital lease obligations.....................            332             332              385          386
     Off-balance sheet commitments
        and recourse obligations...................              -              62                -           89


NOTE 21 - REGULATORY MATTERS

Regulatory Capital. The Bank is required pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and OTS regulations promulgated thereunder to satisfy three separate requirements of specified capital as a percent of the appropriate asset base: a tangible capital requirement, a core capital requirement, and a risk-based capital requirement. At December 31, 1997, the Bank was in compliance with the capital requirements established by FIRREA.

Section 38 of the Federal Deposit Insurance Act, as added by the FDIC Improvement Act ("FDICIA"), requires each appropriate agency and the FDIC to, among other things, take prompt corrective action ("PCA") to resolve the problems of insured depository institutions that fall below certain capital ratios. Federal regulations under FDICIA classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I core capital, Tier I risk-based capital, and total risk-based capital. As of December 31, 1997 and 1996, the Bank was "well capitalized" for PCA purposes.

The Bank's capital amounts and ratios as of December 31, 1997 and 1996 are presented in the following tables (dollars in thousands):

                                                                                              To Be Well
                                                                   For Capital             Capitalized Under
                                          Actual                Adequacy Purposes           PCA Provisions
                                     ------------------        --------------------       --------------------
                                     Amount       Ratio        Amount         Ratio       Amount         Ratio
                                     ------       -----        ------         -----       ------         -----

As of December 31, 1997
   Total capital (to
     risk-weighted assets)           $16,762      14.33%         $9,354         8.0%      $11,692       =>10.0%
   Tier I capital (to
     risk-weighted assets)            15,298      13.08%          4,677         4.0%        7,015        =>6.0%
   Tier I capital (to
     total assets)                    15,298       7.86%          7,790         4.0%        9,738        =>5.0%
   Tangible capital (to
     total assets)                    15,298       7.86%          2,921         1.5%            -            -
                                                                                           To Be Adequately
                                                                   For Capital             Capitalized Under
                                          Actual                Adequacy Purposes           PCA Provisions
                                          ------                -----------------           --------------

As of December 31, 1996
   Total capital (to
     risk-weighted assets)           $16,495      14.73%         $8,959         8.0%      $11,198       =>10.0%
   Tier I capital (to
     risk-weighted assets)            15,090      13.48%          4,480         4.0%        6,719        =>6.0%
   Tier I capital (to
     total assets)                    15,090       8.66%          6,969         4.0%        8,711        =>5.0%
   Tangible capital (to
     total assets)                    15,090       8.66%          2,613         1.5%            -            -

Regulatory Compliance. During the third quarter of 1997, the OTS completed its safety and soundness examination of EBI and the Bank and concluded that no adjustments to loss allowances were required. Moreover, the Bank is no longer considered to be an institution requiring more-than-normal supervision and EBI and the Bank are no longer operating under any supervisory agreements.

NOTE 22 - PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed financial information of EBI is presented below. While EBI and the Bank are no longer operating under any supervisory agreements with the OTS, the Bank must seek a letter of nonobjection from the OTS prior to making dividend payments to EBI.

                                 Balance Sheets
                           December 31, 1997 and 1996
                                 (in thousands)
                                                                               1997                1996
                                                                               ----                ----
ASSETS
  Cash                                                                        $   190              $   117
  Investment in subsidiaries                                                   15,638               15,458
  Other                                                                           257                    1
                                                                              -------              -------
                                                                              $16,085              $15,576
                                                                              =======              =======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Notes payable                                                               $    72              $    96
  Redeemable Preferred Stock redemption proceeds payable                           85                   90
  Other                                                                         1,111                  284
                                                                              -------              -------
    Total Liabilities                                                           1,268                  470

SHAREHOLDERS' EQUITY                                                           14,817               15,106
                                                                              -------              -------
                                                                              $16,085              $15,576
                                                                              =======              =======

                            Statements of Operations
              For the years ended December 31, 1997, 1996 and 1995
                                 (in thousands)

                                                              1997               1996               1995
                                                              ----               ----               ----

Interest expense on notes payable                           $   (9)            $    (11)          $   (113)
Stock option compensation                                     (601)                   -                  -
Net operating income (expenses)                                 25                   60                686
                                                             -----              -------            -------
  Net income (loss) before undistributed loss
    of subsidiaries and extraordinary items                   (585)                  49                573
Undistributed income (loss) of subsidiaries                    288               (7,426)            (4,466)
                                                             -----              -------            -------
  Loss before extraordinary items                             (297)              (7,377)            (3,893)
Extraordinary items                                              -                    -              2,683
                                                             -----              -------            -------
  Net loss                                                   $(297)            $ (7,377)           $(1,210)
                                                             =====             ========            =======


                            Statements of Cash Flows
              For the years ended December 31, 1997, 1996 and 1995
                                 (in thousands)
                                                                   1997               1996              1995
                                                                   ----               ----              ----
OPERATING ACTIVITIES
  Net loss                                                          $(297)          $(7,377)         $ (1,210)
  Adjustments to reconcile net loss to
    cash provided by operating activities:
      Extraordinary items - forgiveness of debt                         -                 -            (2,683)
      Equity in (income) loss of subsidiaries                        (288)            7,426             4,466
      Dividends from subsidiaries                                     108                 -                 -
      Decrease (increase) in other assets                            (256)                1              (432)
      Increase (decrease) in other liabilities                        827                (7)             (118)
                                                                   ------           -------          --------
        NET CASH PROVIDED BY
         OPERATING ACTIVITIES                                          94                43                23
                                                                   ------           -------          --------

FINANCING ACTIVITIES
  Proceeds from notes payable                                           -                 -             1,004
  Payments on notes payable                                           (24)              (24)                -
  Redemption of Settlement Preferred Stock                             (5)             (104)             (832)
  Common stock issued under the Employee Stock
    Purchase Plan                                                       8                 7                 -
                                                                   ------           -------          --------
       NET CASH (USED IN) PROVIDED BY
       FINANCING ACTIVITIES                                           (21)             (121)              172
                                                                   ------           -------          --------

        NET INCREASE (DECREASE) IN CASH                                73               (78)              195
        CASH AT BEGINNING OF PERIOD                                   117               195                 -
                                                                   ------           -------          --------

        CASH AT END OF PERIOD                                       $ 190            $  117          $    195
                                                                    =====            ======          ========

NONCASH FINANCING ACTIVITIES
  Valuation of preferred stock and warrants issued
     in connection with the Home Acquisition                     $      -          $      -           $15,545

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash interest paid                                             $      -          $     11          $      -

As of December 31, 1997, other liabilities included a $703,000 obligation to the Company's Chief Executive Officer resulting from the exercise of his SARs in November 1997. A determination has not yet been made as to the date and method of payment to satisfy this obligation. EBI's stock option compensation during 1997 reflects expense recognized at the holding company for the SARs held by the Chief Executive Officer after the obligation was transferred from the Bank to EBI in March 1997.

NOTE 23 - SEGMENT DATA

The Company's major business segments consist of (i) attracting deposits from the general public and using such deposits, together with borrowings in the form of advances from the FHLB and other sources of funds, for reinvestment in real estate mortgages, other loans, investments, and mortgage-backed securities (the "Retail Banking Segment"), and (ii) the origination of real estate mortgage loans for sale to third parties with servicing retained in certain instances (the "Mortgage Banking Segment"). The Retail Banking Segment depends on the difference between interest earned on loans and investments over interest paid on deposits and other borrowings to fund operating activities and generate a profit. Historically, the nature of the Company's branch activities resulted in less reliance on deposit service charges and other ancillary income. However, this strategy is in transition as the Company moves to more traditional banking.

The Mortgage Banking Segment depends on gains from the sale of loans in the secondary market and loan servicing income to fund operating expenses. During the years ended December 31, 1997, 1996, and 1995, predominantly all loans originated for resale by the Company were sold on a servicing released basis in order to supplement the regulatory capital of the Bank.

The following table summarizes the mix of the major business segments (in thousands):

                                                                   Retail            Mortgage
                                                                   Banking            Banking
                                                                   Segment            Segment          Consolidated
                                                                   -------            -------          ------------
     1997
         Total revenue                                            $   5,559           $   2,221           $   7,780
         Income (loss) before income taxes                              798              (1,095)               (297)
         Depreciation and amortization of
            premises and equipment                                      238                 182                 420
         Identifiable assets                                        188,962               6,126             195,088

     1996
         Total revenue                                            $   7,652           $   2,738            $ 10,390
         Loss before income taxes                                    (6,187)             (1,190)             (7,377)
         Depreciation and amortization of
            premises and equipment                                      313                 226                 539
         Identifiable assets                                        169,457               4,810             174,267

     1995
         Total revenue                                            $   6,402           $   2,690           $   9,092
         Loss before extraordinary items
            and income taxes                                         (2,452)             (1,703)             (4,155)
         Depreciation and amortization of
            premises and equipment                                      262                 228                 490
         Identifiable assets                                        332,454               6,270             338,724

Revenue is defined as net interest income before loan loss provisions plus noninterest income. Revenue by major business segment represents revenue from unaffiliated customers.

The Mortgage Banking Segment consists of the operations of Essex First, a wholly-owned subsidiary of the Bank engaged primarily in the origination and sale of residential mortgage loans; Essex Home and its subsidiary, indirect subsidiaries of EBI and the Bank that are engaged primarily in the servicing of mortgage loans owned by the Bank, various governmental agencies, and various third party investors; and EMC, a direct subsidiary of EBI that has been engaged in various mortgage banking activities. Furthermore, the Mortgage Banking Segment includes the MSRs held by the Bank, in addition to income and expenses associated with these servicing assets, such as the Bank's loan servicing fees and related amortization of the MSRs.

The Retail Banking Segment consists of all interest-earning assets, interest-bearing liabilities, and related net interest income after provision for loan losses of EBI and its subsidiaries, in addition to the operations of EBI, the Bank (excluding the impact of servicing assets and related income and expenses), and Essex Capital Corporation.





                              [intentionally blank]

                              INVESTOR INFORMATION

Annual Meeting of Stockholders

     The Annual Meeting of Stockholders of Essex Bancorp, Inc. will be held at The Koger Center, Building 5, First Floor Conference Room, Norfolk, Virginia on May 28, 1998 at 1:00 p.m.

Stock Price Information

     Essex Bancorp, Inc.'s common stock is listed on the American Stock Exchange ("AMEX") under the symbol "ESX." The table below sets forth the high and low sales prices of the common stock, as reported by the AMEX during 1997 and 1996.

                       1997                 1996
               -------------------   -----------------
Quarter           High       Low       High      Low
-------           ----       ---       ----      ---
First          $ 2.1875    $1.0000   $5.0000   $2.0000
Second           1.8750     1.0000    3.2500    2.0000
Third           10.0000     1.0000    2.8125    1.5000
Fourth           7.3750     3.5000    2.3750    1.7500

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

Roy H. Rechkemmer, Jr.
Senior Vice President-Finance/Treasurer
Essex Bancorp, Inc. and
Essex Savings Bank, F.S.B.

Mary-Jo Rawson
Vice President/Chief Accounting Officer
Essex Bancorp, Inc. and
Essex Savings Bank, F.S.B.

Earl C. McPherson
President and Chief Executive Officer
Essex First Mortgage Corporation

DIRECTORS

Gene D. Ross
Chairman, President and Chief Executive  Officer
Essex Bancorp, Inc.

Roscoe D. Lacy, Jr.
Vice President and General Manager
Miles Jennings, Inc.
Elizabeth City, North Carolina
(industrial supply company)

Robert G. Hecht
Chief Executive Officer
Trumbull Corporation
Pittsburgh, Pennsylvania
(highway construction company)

Harry F. Radcliffe
President and Chief Executive Officer
Fort Pitt Capital Management
Pittsburgh, Pennsylvania
(investment management company)

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