Form 10-K405, Exhibit 13
period 1998-12-31
ESSEX BANCORP INC /NEW
filed 1999-03-31
CIK 847325

EXHIBIT 13





                                      ESSEX
                                  BANCORP, INC.



                               1998 ANNUAL REPORT

                                      ESSEX
                                  BANCORP, INC.

                                Table of Contents


                                                                           Page
                                                                           ----

     Report to Our Stockholders                                              1

     Five Year Financial Summary                                             4

     Management's Discussion and Analysis                                    5

     Report of Independent Accountants                                      24

     Consolidated Financial Statements                                      25

     Notes to Consolidated Financial Statements                             33

     Investor Information                                                   54

     Directors and Officers                                                 55

     Corporate Information                                                  56

                           Forward-Looking Statements

From time to time, the Company may publish forward-looking statements, such as the ones included in this Annual Report, relating to such matters as anticipated financial performance, business prospects, and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. Some of the risks and uncertainties that may affect the operations, performance, development and results of the Company's business include but are not limited to the following:

a.   Deterioration in local economic conditions;
b.   Deterioration in national or global economic conditions;
c. Significant changes in laws and regulations affecting the financial services industry; and
d.   Significant changes in the markets in which our businesses compete.

                            ESSEX BANCORP, INC. LOGO


                           MESSAGE TO OUR STOCKHOLDERS



To Our Stockholders:

I am pleased to report that Essex Bancorp, Inc. ("Essex") reported earnings of $1.0 million in 1998. This is the first year, since the change in management in 1992, that Essex has achieved core profitability from operations and recognized a portion of the tax benefits associated with historical losses because of favorable expectations in the near term. While we are pleased with the progress, we will not be satisfied until Essex is identified as a high performance financial institution when compared with similar-type franchises and core profitability exceeds the accrued dividends on our preferred stock.

During 1998, Essex experienced improved fundamentals in many areas. For example,
(i) total assets of $231 million at December 31, 1998 reflects an increase of approximately 19% from 1997, (ii) non-performing assets declined by approximately 44% to a ratio to total assets of .79% - the lowest in Essex's history, (iii) our Suffolk, Virginia full-service branch, reported in last year's message, accomplished growth in deposits of $11 million or 94%, and (iv) Essex's regulatory relationship and overall risk profile, discussed frequently in previous years, has strengthened and improved significantly from 1997. I encourage you to read the Management's Discussion and Analysis of Financial Condition and Results of Operations in order to enhance your perspective of Essex's performance during 1998.

Management's ability to concentrate on developing business opportunities without being distracted by past problems is contributing to the overall franchise value and a more productive company. Essex Savings Bank grew its deposit base $34 million, representing 22% growth, from its four existing branches. Both our mortgage division and loan servicing operations also had excellent years. Essex First Mortgage originated residential mortgage loans totaling $78.1 million and construction permanent loan commitments of $27.7 million and funded $19.6 million for builder construction loans. Essex Home Mortgage Servicing Corporation increased its third-party loan servicing portfolio from 5,480 loans with principal balances of $354 million at the end of 1997 to 12,155 loans with principal balances of $1.1 billion. The 122% increase in total loans serviced for nonaffiliates is especially notable in view of the loss in 1997 of Essex's largest contract, representing 7,400 loans.

1999 will be a challenging year for Essex's management. Our business plan calls for continued emphasis on each of our three principal lines of business: retail community banking, mortgage banking, and loan servicing. However, within each of those areas we are developing strategies to enhance existing revenues and at the same time pursue new sources of revenues. While the business plan provides for a sluggish first quarter in 1999, it is anticipated that projected loan growth in higher- yielding loan products, such as construction loans, will ultimately enhance Essex's core profitability in 1999. Management is focused on the future and the opportunities that a rapidly changing marketplace creates. In this regard, Essex is well positioned in growth markets and should benefit from further consolidations in the financial services industry and the increasing disenchantment of consumers with large banking institutions. We have worked hard to transition to community banking over the past several years and our deliberateness in targeting our markets is reflected in our growing customer bases. Soon we will break ground on another new full-service branch in Ashland, Virginia. We are excited about opportunities in this market because we have already established a presence through our retail deposit products and our builder construction loan relationships in our Richmond, Virginia branch.

Looking back, 1998 was clearly a year of performance and accomplishments. Successes don't just happen; they are the result of planning and the hard work of Essex's directors, officers and employees. We appreciate their dedication and the support of our customers and shareholders.


                                               /s/ Gene D. Ross


                                               Gene D. Ross
                                               President and CEO
                                               Essex Bancorp, Inc.
                                               March 31, 1999


                                           FIVE YEAR FINANCIAL SUMMARY
                                     (Dollars in Thousands, Except Per Share)

                                                            At or For the Year Ended December 31,
                                                  1998         1997           1996         1995           1994
                                                  ----         ----           ----         ----           ----
     BALANCE SHEET DATA:
       Total assets.........................    $231,040      $195,088      $174,267     $338,724       $296,231
       Net loans ...........................     192,668       167,441       145,551      266,632        237,392
       Deposits  ...........................     187,632       153,927       131,033      283,497        222,462
       Federal Home Loan Bank advances......      24,908        23,547        25,690       29,833         58,952
       Notes payable........................           -            72            96          120          2,691
       Shareholders' equity and total
         partners' capital..................      15,835        14,817        15,106       22,630          8,140
       Nonperforming assets.................       1,835         3,298         5,215       11,257         13,652
       Allowance for loan losses............       1,845         2,382         2,556        5,251          3,429

     OPERATIONS DATA:
       Interest income......................    $ 15,430      $ 14,547      $ 19,872     $ 22,547       $ 22,966
       Interest expense.....................       9,778         9,230        13,764       16,627         15,956
       Net interest income..................       5,652         5,317         6,108        5,920          7,010
       Provision for loan losses............          13           113         1,411        2,477          1,604
       Noninterest income...................       2,713         2,463         4,282        3,172          4,068
       Noninterest expense:
         Amortization.......................         503           531         7,011          956          1,360
         Other..............................       7,354         7,433         9,345        9,814         15,619
       Income (loss) before cumulative
         effect of change in accounting
         principle, extraordinary items,
         and income taxes...................         495          (297)       (7,377)      (4,155)        (7,505)
       Cumulative effect of change in
         accounting principle...............           -             -             -            -            179
       Extraordinary items, net of tax......           -             -             -        2,945 (1)     20,416 (2)
       Provision for (benefit from) income
         taxes..............................        (518)            -             -            -              -
       Net income (loss)....................       1,013          (297)       (7,377)      (1,210)        13,090
       Net income (loss) available to
         common stockholders................        (777)       (1,932)       (8,824)      (1,578)        13,090
       Basic and diluted net loss per
         common share.......................        (.73)       (1.83)         (8.39)      (1.50)              -
       Pro forma basic and diluted net
         income (loss) per common
         share..............................           -             -             -            -          12.47

     OTHER DATA:
       Return on average assets.............         .49%        (.16)%        (2.73)%       (.39)% (1)     3.88% (2)
       Return on average capital............        6.71%       (1.96)%       (39.51)%     (10.59)%           (3)
       Average capital to average assets....        7.28%        8.13%          6.92%        3.67%            (4)
       Net interest spread..................        2.54%        2.69%          2.20%        2.00%          2.46%
       Net interest margin..................        2.93%        3.01%          2.41%        2.01%          2.20%
       Nonperforming assets as a percent
         of total assets at end of year.....         .79%        1.69%          2.99%        3.32%          4.61%
       Allowance for loan losses as a
         percent of total loans at end
         of year ...........................         .95%        1.40%          1.73%        1.93%          1.42%
       Net charge-offs as a percent of
         average total loans................         .32%         .18%          1.89%         .46%           .55%
       Retail banking offices...............           4             4             4           12              8

     (1) The Company recognized a $2.9 million extraordinary credit to earnings related to the forgiveness of debt during 1995. The return on average assets excluding the impact of this extraordinary item was (1.33)% for the year ended December 31, 1995.
     (2) The Company recognized a $20.4 million extraordinary credit (net of income taxes) to earnings related to a litigation settlement during 1994. The return on average assets excluding the impact of this extraordinary item was (2.17)% for the year ended December 31, 1994.
     (3) Ratio exceeds (100.00)%. (4) Ratio is less than 0.00%.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         Essex Bancorp, Inc. (the "Company") is a Delaware corporation that was formed in 1994 to be the single thrift holding company for Essex Savings Bank, F.S.B. (the "Bank"), a federally-chartered savings bank which operates (i) four retail banking branches in North Carolina and Virginia and (ii) Essex First, a division that engages principally in the origination and sale of residential mortgage loans. The Company's other principal operating subsidiary is Essex Home Mortgage Servicing Corporation ("Essex Home"), a majority-owned subsidiary of the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, governmental agencies, and third party investors. Essex Mortgage
Corporation ("EMC") is also a subsidiary of the Company that was formerly engaged in mortgage banking activities and, at December 31, 1998, held loans and other assets as a result of its past activities.

         In January 1996, the Company's Board of Directors formed a special committee of the Board, the Strategic Evaluation Committee (the "Committee"). Although the Bank exceeded all regulatory capital requirements after the Bank's acquisition of Home Bancorp, Inc. ("Home Bancorp") and its wholly-owned subsidiary Home Savings Bank, F.S.B. ("Home Savings") on September 15, 1995 (the "Home Acquisition"), the core operations of the Company since the Home Acquisition had not been profitable and the retail banking branches acquired from Home Savings required additional capital in order to be successful full-service facilities. In early 1996, the Committee began exploring the possible benefits of further expansion or contraction by branch sales. In May 1996, an independent consultant retained by the Company issued a report that validated the Committee's conclusions that selling non-strategic bank branches and effectively shrinking the size of the asset base by approximately 50% was a strategy that ultimately would be in the best interests of the common and the preferred shareholders of the Company. Accordingly, the Company sold nine of the Bank's 13 branches. Collectively, the nine branches sold during 1996 are referred to as the "Branches." The outcome of the strategy to downsize is that the Company has retained the most strategic branches with the greatest potential for significant market share growth, has positioned itself to maintain a "well capitalized" status for regulatory capital purposes and has removed goodwill associated with the Home Acquisition from its balance sheet. In addition, the Company's post-1996 operating expenses were reduced due to the elimination of the amortization of goodwill and the operating expenses associated with the Branches.

         The following discussion and analysis of financial condition and results of operations should also be read in conjunction with the "Five Year Financial Summary" and the Consolidated Financial Statements and related Notes included herein.


Financial Condition

         General. Total assets of the Company at December 31, 1998 were $231.0 million as compared to $195.1 million at December 31, 1997, an increase of approximately $35.9 million or 18.4%. The increase in assets was primarily attributable to (i) a $6.9 million increase in cash and cash equivalents resulting primarily from an increase in escrow deposits maintained by Essex Home at the Bank, (ii) a $25.2 million increase in loans held for investment, which reflected the Company's strategy of investing funds provided by the growth in deposits into higher yielding loans, (iii) a $2.3 million increase in loans held for sale, which reflected the impact of the lower interest rate environment on the production of residential loans held for sale in the secondary market and
(iv) a $1.3 million increase in premises and equipment resulting from the Bank's completion of a newly-constructed branch in Suffolk, Virginia for the relocation of an existing branch, the acquisition of the Bank's previously-leased branch in Richmond, Virginia and the acquisition of land for the Bank's expansion into
Ashland, Virginia, as well as the Company's investment in technology enhancements such as the implementation of a wide area network.

         Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash, interest-bearing deposits in other banks, federal funds sold and securities purchased under agreements to resell) increased by $6.9 million or 62.7% during 1998 due to the excess liquidity maintained at December 31, 1998 resulting from an increase in noninterest-bearing escrow deposits maintained by Essex Home at the Bank.

         Investment Securities. As a matter of policy, the Company generally emphasizes lending activities (as opposed to investing activities) in order to enhance the weighted average yield on its interest-earning assets and, thus, its results of operations. Investment securities (including securities classified as available for sale) consist of U.S. government agency obligations, Federal Home Loan Bank ("FHLB") stock, and mutual fund investments. During the year ended December 31, 1998, investment securities increased $570,000 or 15.2%. The increase during 1998 was attributable to (i) the purchase of $118,000 of FHLB stock in order to satisfy the minimum investment requirements for FHLB membership, which increased because of the Bank's loan growth in 1998 and (ii) the utilization of funds from the maturity of a $300,000 callable U.S.
government agency security in 1998 for the acquisition of a $750,000 U.S. government agency security, which has been pledged to secure public deposits at December 31, 1998.

         Mortgage-Backed Securities. Mortgage-backed securities increase the credit quality of the Company's assets by virtue of the insurance or guarantees of federal agencies that back them, generally require less capital under risk-based regulatory capital requirements than non-insured or non-guaranteed mortgage loans, are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company. Because the Company is emphasizing lending and the investment of the proceeds from the maturities of securities into higher yielding loans, there were no new investments in mortgage-backed securities in 1998.

         Loans. Net loans (including loans classified as held for sale) increased by $27.5 million or 16.2% during 1998 resulting from secondary market purchases of adjustable-rate first mortgage loan portfolios totaling $32.3 million and fixed-rate home improvement loans totaling $3.2 million, which were partially offset by a decline in the Company's fixed-rate first and second mortgage loans. The Company relied on acquisitions of adjustable-rate portfolios during 1998 because customer demand during the period of low interest rates has emphasized fixed rate loans, which the Company sells in the secondary market.

         Nonperforming Assets. The Company's nonperforming assets, net of specific reserves for collateral-dependent real estate loans ("CDRELs") and foreclosed properties, decreased from $3.3 million at December 31, 1997 to $1.8 million at December 31, 1998, and consisted of the following (dollars in thousands):

                                                            1998                   1997
                                                            ----                   ----
                                                                 % of                     % of
                                                                 Total                    Total
                                                     Amount      Loans        Amount      Loans
                                                     ------      -----        ------      -----
     Nonaccrual loans, net:
       First and second mortgages................    $   697      .36%        $1,203      .71%
       Construction and development..............          -        -            133      .08
       Commercial................................        328      .17            132      .08
       Consumer..................................        141      .07             88      .05
     Accruing loans 90 days or more past due.....          -        -             21      .01
     Troubled debt restructurings................         98      .05            209      .12
                                                     -------      ---         ------     ----
         Total nonperforming loans...............      1,264      .65          1,786     1.05
     Foreclosed properties, net..................        571      .29          1,512      .89
                                                     -------      ---         ------     ----
         Total nonperforming assets..............     $1,835      .94%        $3,298     1.94%
                                                       =====      ===          =====     ====

     Nonperforming assets to total assets........                 .79%                   1.69%
     Nonperforming loans to total loans..........                 .65                    1.05
     Allowance for loan losses to
       total loans...............................                 .95                    1.40
     Allowance for loan losses to
       nonaccrual loans..........................              158.23                  153.09
     Allowance for loan losses to
       nonperforming loans.......................              145.97                  133.37

         The decrease in nonperforming assets consisted of a $522,000 decline in nonperforming loans and a $941,000 decline in foreclosed properties. The decrease in nonaccrual loans was attributable to the improvement in asset quality evidenced by the decline in delinquencies from $940,000 at December 31, 1997 to $708,000 at December 31, 1998. Gross interest income that would have been recognized for the years ended December 31, 1998, 1997 and 1996 if nonaccrual loans at the respective dates had been performing in accordance with their original terms approximated $115,000, $171,000 and $291,000, respectively. The Company's future results of operations will be favorably affected if it is able to achieve a further reduction in nonperforming assets without incurring additional material losses.

         The Company's decrease in foreclosed properties reflected the impact of the continuing decline in nonperforming and delinquent loans during 1998 and the sale of 12 of the 13 properties held at December 31, 1997. The $571,000 of foreclosed properties included in nonperforming assets at December 31, 1998 is reported net of related reserves totaling $114,000. In addition, approximately $246,000 of losses and write-downs have been previously recognized on foreclosed properties held at December 31, 1998.

         The following table sets forth the types of properties which comprise the Company's foreclosed properties (net of related reserves) at December 31 (in thousands):

                                                        1998              1997
                                                        ----              ----
         Residential real estate development
            projects                                    $    -          $   485
         Single-family residential real estate             486              770
         Land and subdivisions                              85              257
                                                        ------           ------
                                                          $571           $1,512
                                                           ===            =====

         In addition to the $1.8 million of nonperforming assets at December 31, 1998, the Company had classified for regulatory purposes an additional $1.6 million of assets (including accrued interest and advances and net of specific loss reserves) based on a rating system adopted by the Company, as compared to $3.3 million of nonperforming assets and $1.8 million of classified assets at December 31, 1997. These classified loans evidence one or more weaknesses or potential weaknesses and, depending on the regional economy and other factors, may become nonperforming assets in future periods. There can be no assurance that the regulatory examiners would agree with the Company's classification of its assets. However, during the third quarter of 1998, the Office of Thrift Supervision ("OTS") completed its safety and soundness examination of the Company and the Bank and did not require any changes to the classification of assets.

         Mortgage Servicing Rights and Loan Premiums. As of December 31, 1998 and 1997, the Company reported $831,000 and $1.2 million, respectively, of purchased and originated mortgage servicing rights (collectively, "MSRs") and $951,000 and $668,000, respectively, of capitalized loan premiums. The increase in loan premiums was attributable to secondary market purchases of loan portfolios during 1998. The decrease in MSRs was attributable to amortization during 1998, which included a $54,000 increase in the valuation allowance in order to reduce the carrying value of MSRs to the estimated fair value at December 31, 1998. The carrying value of the Company's MSRs and loan premiums are dependent upon the cash flows from the underlying mortgage loans and their carrying value may be impaired if prepayment activity exceeds expectations. At December 31, 1998, no assurance can be made that further significant amortization or impairment adjustments will not be necessary with respect to the Company's MSRs or capitalized loan premiums if the lower interest rate environment results in the acceleration of prepayment activity in excess of current expectations.

         Deposits. Deposits, the primary source of the Company's funds, increased by $33.7 million or 21.9% during the year ended December 31, 1998. The increase in deposits was attributable to (i) an $11.7 million increase in noninterest-bearing accounts largely because of the increase in Essex Home's servicing escrow accounts maintained at the Bank and (ii) an $18.5 million increase in certificates of deposit predominantly at the Suffolk and Richmond, Virginia branches, which experienced deposit growth of 91.5% and 25.5%, respectively.

         Borrowings. The Company's borrowings consist primarily of advances from the FHLB. FHLB advances increased by $1.4 million or 5.8% during the year ended December 31, 1998. At December 31, 1998, the unused lendable collateral value for additional FHLB advances was $31.6 million.

         Shareholders' Equity. Total shareholders' equity at December 31, 1998 was $15.8 million, an increase of $1.0 million from shareholders' equity of $14.8 million at December 31, 1997. This change reflects the Company's net income of $1.0 million for the year ended December 31, 1998, which is further described under Results of Operations.

         As part of the Home Acquisition, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of the Company with an aggregate redemption and liquidation value of $15.0 million, and bearing cumulative annual dividend rates of either 8% or 9.5%. Cumulative but undeclared dividends and accrued interest thereon for the Series B and Series C preferred stock approximated $5.2 million at December 31, 1998. Because the Company's income is not yet sufficient to cover the cumulative dividends on the Series B and C preferred stock, the equity of the holders of the Company's common and preferred stock will continue to be affected. Accordingly, the Company's Board of Directors and the Committee continue to evaluate profitability enhancements and possibilities for corporate restructurings.

         On May 28, 1998, the Company's shareholders approved an amendment of the Company's Certificate of Incorporation whereby the total authorized capitalization increased to 30 million shares, consisting of 20 million shares of common stock and 10 million shares of preferred stock. The increase in authorized capitalization increases the Company's flexibility to issue additional shares of common stock and preferred stock to enable the Company to engage in strategic transactions, such as possible mergers or share exchanges with other entities. However, the Company has no present plans to issue shares in connection with any particular transaction.


Results of Operations

         Overview of Business Activity. The Company's results of operations depend substantially on its net interest income, which is the difference between interest income (including the amortization of purchased loan premiums) on interest-earning assets, primarily loans, and interest expense on interest-bearing liabilities, primarily deposits and FHLB advances. The Company's results of operations are also significantly affected by provisions for loan losses resulting from the Company's assessment of the adequacy of the allowance for loan losses, the level of its noninterest income including loan servicing and other fees and mortgage banking income and the level of its noninterest expenses, such as salaries and employee benefits, net occupancy and equipment costs, amortization of MSRs, deposit insurance premiums and expenses associated with the administration of nonperforming and other classified assets.

         The Company's major business activities consist of (i) attracting deposits from the general public and using such deposits, together with borrowings in the form of advances from the FHLB and other sources of funds, for reinvestment in real estate mortgages, other loans, investments and mortgage-backed securities, (ii) the origination by Essex First of real estate mortgage loans for sale to third parties predominantly on a servicing-released basis in order to generate higher income and (iii) the servicing of mortgage loans by Essex Home in order to generate fee income. As of December 31, 1998, Essex Home serviced approximately 12,200 loans totaling $1.1 billion for nonaffiliated servicing clients. For additional segment information, refer to
Note 23 of the Notes to Consolidated Financial Statements.

         General. The Company's net income for the year ended December 31, 1998 totaled $1.0 million, compared to a net loss of $297,000 for the year ended December 31, 1997 and a net loss of $7.4 million for the year ended December 31, 1996.

         The Company's net income for the year ended December 31, 1998 included a $550,000 tax benefit resulting from the recognition of a deferred tax asset for a portion of the Company's net operating tax loss ("NOL") carryforwards. The recognition of this NOL benefit was made possible by the Company's return to and projected maintenance of core profitability. Excluding this NOL benefit recognized in 1998 and excluding nonrecurring items in 1997 for the aggregate gain of $97,000 on the sale of vacant branch facilities, termination fees approximating $113,000 received by Essex Home in connection with the cancellation of a subservicing client's contract and a $498,000 charge for stock option compensation, the Company's net income effectively improved $472,000 in 1998. This improvement occurred as a result of (i) an increase in net interest income resulting from an increase in interest-earning assets, the benefit of which was partially offset by a decline in the net interest margin, (ii) a decline in the provision for loan losses resulting from a reduction in nonperforming assets during 1998, (iii) an increase in mortgage banking income resulting from an increase in residential loan originations coupled with sales in the secondary market and (iv) an increase in other noninterest income resulting from service charges and fees on the higher servicing volume at Essex Home and higher deposit levels at the Bank. These increases were partially offset by (i) a decrease in loan servicing fees resulting from a lower average servicing portfolio in the first half of 1998, (ii) an increase in noninterest expenses associated with the increase in the Company's loan origination and servicing volumes and deposit levels and (iii) state income tax expense.

         The Company's operating results for the year ended December 31, 1996 included nonrecurring transactions associated with the sale of the Branches. Excluding the impact of these transactions, the Company incurred a net loss of $2.8 million during 1996 resulting in an effective $2.5 million increase in operating results during the year ended December 31, 1997. This improvement in operating results during 1997 reflected the impact of (i) an increase in the net interest margin on interest earning assets, (ii) a $1.3 million decrease in the provision for loan losses resulting from a decline in nonperforming assets and
(iii) a decrease in noninterest expenses resulting from the elimination of $1.7 million of operating expenses associated with the Branches sold during 1996. These favorable impacts were partially offset by the loss of net interest income on interest-earning assets sold in connection with the sale of the Branches. Refer to Note 5 of the Notes to Consolidated Financial Statements for a detailed description of the sale of the Branches.

         Net Interest Income. Net interest income totaled $5.7 million, $5.3 million and $6.1 million for the years ended December 31, 1998, 1997 and 1996, respectively. In addition, the net interest margin was 2.93%, 3.01% and 2.41% for the years ended December 31, 1998, 1997 and 1996, respectively.

         The increase in net interest income from 1997 to 1998 reflected the favorable impact of the increase in the ratio of average interest-earning assets to average interest-bearing liabilities coupled with a decline in the Company's cost of funds resulting from the lower interest rate environment during 1998. However, there was an eight basis point decline in the net interest margin resulting from the impact of the lower interest rate environment in 1998 on the volume of refinancings to lower fixed rate loans, rate decreases on adjustable-rate mortgages and secondary market purchases at lower market yields. Typically, declining interest rates favorably impact the Company's earnings due to the repricing of deposits with shorter maturities as compared to interest-earning assets, predominantly loans, which have either fixed interest rates or interest rates that adjust over longer periods. However, in an extended period of lower interest rates, the Company can also expect pressure on the net interest margin resulting from an increase in the volume of refinancings to lower fixed rate loans. While the Company continues to emphasize investment in adjustable-rate loan portfolios, customer demand for such loans is lessening as borrowers' demand for lower fixed-rate loans is increasing. Within the spectrum of loan products offered by the Bank, balloon payment and adjustable-rate loans with longer initial adjustment terms predominate.

         The decrease in net interest income from 1996 to 1997 reflects the loss of net interest income associated with assets and deposits sold in connection with the sale of the Branches during 1996. However, the net interest margin on interest-earning assets increased 60 basis points from 2.41% during 1996 to 3.01% during 1997 as a result of an increase in the ratio of interest-earning assets to interest-bearing liabilities from 103.98% during 1996 to 106.13% during 1997, along with an increase in the yield on loans from 8.08% during 1996 to 8.53% during 1997, which reflected the Bank's emphasis on investment in adjustable-rate single-family residential loans.

         The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.

                                                        1998                                 1997
                                         --------------------------------     -------------------------------
                                         Average                   Yield/     Average                  Yield/
                                         Balance      Interest      Rate      Balance      Interest     Rate
                                         -------      --------      ----      -------      --------     ----
                                                                 (dollars in thousands)
   Interest-earning assets:
      Loans (1)......................    $178,078     $14,608       8.20%     $159,370     $13,588       8.53%
      Investment securities..........       3,902         226       5.79         6,457         354       5.48
      Mortgage-backed securities (2).       1,871         122       6.50         1,905         124       6.54
      Federal funds sold and securities
        purchased under agreements
        to resell....................       2,069         111       5.37         2,757         151       5.48
      Other..........................       6,835         363       5.29         6,024         330       5.48
                                         --------    --------                 --------    --------
         Total interest-earning assets    192,755      15,430       8.00       176,513      14,547       8.24
   Cash..............................       4,615                                2,065
   Other, less allowance for loan losses                9,866                                7,831
                                                     --------                             --------
      Total assets...................    $207,236                             $186,409
                                          =======                              =======

   Interest-bearing liabilities:
      Time deposits..................    $121,752       6,904       5.67%     $111,394       6,381       5.73%
      Other deposits.................      35,431       1,587       4.48        29,584       1,298       4.39
                                         --------     -------                 --------     -------
         Total deposits..............     157,183       8,491       5.40       140,978       7,679       5.45
      Notes payable..................           8           1       9.32            96           9       9.50
      FHLB advances..................      21,553       1,230       5.71        24,885       1,474       5.92
      Subordinated capital notes.....           -           -         -              -           -          -
      Other..........................         303          56      18.30           360          68      18.29
                                        ---------   ---------                ---------    --------               --
         Total interest-bearing
            liabilities..............     179,047       9,778       5.46       166,319       9,230       5.55
                                                       ------                              -------
   Demand deposits...................       9,504                                3,143
   Other.............................       3,589                                1,795
                                        ---------                            ---------                            -
      Total liabilities..............     192,140                              171,257

   Shareholders' equity..............      15,096                               15,152
                                         --------                             --------
      Total liabilities and
         shareholders' equity........    $207,236                             $186,409
                                          =======                              =======

   Net interest earnings.............                 $ 5,652                             $  5,317
                                                       ======                              =======
   Net interest spread...............                               2.54%                                2.69%
                                                                    ====                                 ====
   Net interest margin (3)...........                               2.93%                                3.01%
                                                                    ====                                 ====
   Average interest-earning assets
      to average interest-bearing
      liabilities....................                             107.66%                              106.13%
                                                                  ======                               ======
                                                       1996
                                         -------------------------------
                                         Average                  Yield/
                                         Balance     Interest      Rate
                                         -------     --------      ----
                                              (dollars in thousands)
   Interest-earning assets:
      Loans (1)......................    $221,215    $17,882       8.08%
      Investment securities..........      11,012        615       5.59
      Mortgage-backed securities (2).       6,320        498       7.95
      Federal funds sold and securities
        purchased under agreements
        to resell....................       6,094        319       5.24
      Other..........................      10,094        558       5.38
                                         --------   --------
         Total interest-earning assets    254,735     19,872       7.80
   Cash..............................       3,083
   Other, less allowance for loan losses              11,944
                                                    --------
      Total assets...................    $269,762
                                          =======

   Interest-bearing liabilities:
      Time deposits..................    $183,710     10,620       5.78%
      Other deposits.................      33,218      1,325       3.99
                                         --------    -------
         Total deposits..............     216,928     11,945       5.51
      Notes payable..................         113         11       9.50
      FHLB advances..................      27,137      1,626       5.99
      Subordinated capital notes.....         399         52      13.15
      Other..........................         405        130      18.32
                                        ---------   --------
         Total interest-bearing
            liabilities..............     244,982     13,764       5.60
                                                      ------
   Demand deposits...................       1,433
   Other.............................       4,675
                                        ---------
      Total liabilities..............     251,090

   Shareholders' equity..............      18,672
                                         --------
      Total liabilities and
         shareholders' equity........    $269,762
                                          =======

   Net interest earnings.............               $  6,108
                                                     =======
   Net interest spread...............                              2.20%
                                                                   ====
   Net interest margin (3)...........                              2.41%
                                                                   ====
   Average interest-earning assets
      to average interest-bearing
      liabilities....................                            103.98%
                                                                 ======

(1) Nonaccrual loans and loans classified as held for sale are included in the average balance of loans.
(2) Calculation is based on historical cost balances of mortgage-backed securities available for sale and does not give effect to changes in fair value that are reflected as a component of shareholders' equity.
(3) Net interest margin is net interest income divided by average interest-earning assets.

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

                                                Increase (Decrease) From            Increase (Decrease) From
                                                   1997 to 1998 Due to                 1996 to 1997 Due to
                                                   -------------------                 -------------------
                                              Rate      Volume        Net           Rate     Volume      Net
                                              ----      ------        ---           ----     ------      ---
                                                                  (dollars in thousands)
     Interest income on:
       Loans (1)                              $(529)    $1,549      1,020           $934    $(5,228)   $(4,294)
       Investment securities                     19       (147)      (128)           (11)      (250)      (261)
       Mortgage-backed securities                 -         (2)        (2)           (77)      (297)      (374)
       Federal funds sold and securities
         purchased under agreements
         to resell                               (3)       (37)       (40)            14       (182)      (168)
       Other interest-earning assets            (11)        44         33              9       (237)      (228)
                                              -----    -------    -------          -----    -------    -------
               Total interest income (2)       (524)     1,407        883            869     (6,194)    (5,325)
                                               ----      -----     ------            ---     ------     ------


     Interest expense on:
       Time deposits                            (65)       588        523            (96)    (4,143)    (4,239)
       Other deposits                            27        262        289            126       (153)       (27)
       Notes payable                              -         (8)        (8)             -         (2)        (2)
       FHLB advances                            (53)      (191)      (244)           (18)      (134)      (152)
       Subordinated capital notes                 -          -          -            (26)       (26)       (52)
       Other interest-bearing
         liabilities                              -        (12)       (12)             -        (62)       (62)
                                            -------    -------    -------        -------   --------   --------
               Total interest expense           (91)       639        548            (14)    (4,520)    (4,534)
                                              -----     ------     ------          -----     ------     ------

               Net interest income            $(433)   $   768    $   335           $883    $(1,674)  $   (791)
                                               ====     ======     ======            ===     ======    =======

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

         For the years ended December 31, 1998, 1997 and 1996, provisions for loan losses amounted to $13,000, $113,000 and $1.4 million, respectively. At December 31, 1998, total nonperforming assets as a percentage of total assets were .79% as compared to 1.69% at December 31, 1997. In addition, nonperforming assets totaled $1.8 million at December 31, 1998 as compared to $3.3 million at December 31, 1997. These measures reflect the highest level of credit quality in the Company's history as a public company. Based on the favorable trends in nonperforming assets and the coverage of the general loan loss reserves, management considered the loan loss allowance sufficient to absorb losses and provided for minimal additional losses during the year ended December 31, 1998. The lower provision for loan losses during 1997 as compared to 1996 reflected the impact of the improvement in asset quality. In addition, a $329,000 recovery on a loan guarantee during 1997 was used to increase the loan loss allowance.

         Although management utilizes its best judgment in providing for possible losses, there can be no assurance that the Company will not have to increase its provision for loan losses in the future as a result of unforeseen changes in the portfolio. Any such increase could adversely affect the Company's results of operations. In addition, the OTS, as an integral part of its regulatory examination process, periodically reviews the Company's allowance for loan losses and the carrying value of its other nonperforming assets. The OTS may require the Company to recognize additions to its allowance for losses on loans and allowance for losses on foreclosed properties based on the OTS's judgment about information available to it at the time of its examination. However, upon the completion of its safety and soundness examination during the third quarter of 1998, the OTS did not require any adjustments to loss allowances.

         Noninterest   Income.   The  following  table  sets  forth  information
regarding noninterest income for the years ended December 31:

                                                           1998             1997              1996
                                                           ----             ----              ----
         Loan servicing fees.........................   $1,222,478        $1,312,476      $ 1,665,768
         Mortgage banking income.....................      755,450           458,520          577,130
         Other service charges and fees..............      466,135           368,671          497,316
         Net gain (loss) on sales of:
              Securities.............................            -                 -          153,188
              Loans..................................            -            (1,458)      (1,018,185)
              Deposits...............................            -                 -        1,940,010
         Other.......................................      268,890           324,596          466,519
                                                        ----------        ----------      -----------
                                                        $2,712,953        $2,462,805      $ 4,281,746
                                                         =========         =========       ==========

         Total noninterest income amounted to $2.7 million during the year ended December 31, 1998, a $250,000 or 10.2% increase from the $2.5 million recognized during the year ended December 31, 1997. However, noninterest income during 1997 included (i) an aggregate gain of $97,000 on the sale of the Bank's former Newport News and Portsmouth, Virginia branch facilities, which had been vacant since the sale of related deposits in September 1996 and (ii) termination fees approximating $113,000 received in connection with the cancellation of Essex Home's largest subservicing client's contract effective May 31, 1997. Excluding the impact of these nonrecurring transactions in 1997, noninterest income effectively increased $460,000 or 20.4% during 1998 as a result of a $297,000 increase in mortgage banking income, a $97,000 increase in other service charges and fees and a $154,000 increase in other noninterest income. The increase in mortgage banking income resulted from the impact of the lower interest rate environment in 1998 on Essex First's production of residential loans sold in the secondary market. The increase in other service charges and fees occurred primarily at the Bank in service charges on deposit accounts, which reflected the impact of a 19.1% growth in the number of deposit accounts. The increase in other noninterest income resulted from higher insurance commissions and administrative fees at Essex Home, which has more than doubled its mortgage loan subservicing portfolio during 1998.

         The increases in noninterest income for the year ended December 31, 1998 were partially offset by lower loan servicing fees during the first half of 1998 resulting from the nonrenewal of a significant subservicing contract in 1997. However, new contracts negotiated in 1998 provide for servicing a substantial number of loans, which have begun to generate servicing and ancillary fee income in 1998 to significantly mitigate the impact of the lost servicing volume in 1997.

         Total noninterest income amounted to $2.5 million during the year ended December 31, 1997, a $1.8 million or 42.5% decrease from the $4.3 million recognized during the year ended December 31, 1996. As previously described, noninterest income during 1997 included $210,000 of nonrecurring income. Noninterest income in 1996 included the gains on sales of securities, deposits, and premises and equipment, which totaled $2.3 million, associated with the sale of the Branches, which were partially offset by a $1.0 million loss on loans sold to partially fund the sale of the Branches. Exclusive of the impacts of these transactions during 1997 and 1996, the effective decline in noninterest income during the year ended December 31, 1997 was $738,000. This decline was primarily attributable to (i) lower loan servicing fees resulting from fluctuations in loan servicing volume including the impact of the subservicing contract cancellation effective May 31, 1997, (ii) lower mortgage banking income resulting from fewer loans originated for sale in the secondary market as Essex First focused on expanding its construction lending programs and (iii) lower service charges and fees resulting primarily from the Bank's sale of the Branches during 1996.

         Noninterest   Expense.  The  following  table  sets  forth  information
regarding noninterest expense for the years ended December 31:

                                                           1998             1997              1996
                                                           ----             ----              ----
         Salaries and employee benefits..............   $3,476,785        $3,788,695     $  4,554,540
         Net occupancy and equipment.................      954,804         1,084,593        1,470,284
         Deposit insurance premiums..................      497,081           478,684          674,730
         Amortization of intangible assets...........      503,148           530,707        7,011,288
         Service bureau fees.........................      513,826           461,217          599,207
         Professional fees...........................      296,295           349,218          507,031
         Foreclosed properties, net..................      150,461           182,880         (175,055)
         Other.......................................    1,464,473         1,087,362        1,713,958
                                                         ---------         ---------      -----------
                                                        $7,856,873        $7,963,356      $16,355,983
                                                         =========         =========       ==========

         Total noninterest expense declined $1065,000 or 1.3% from $7.96 million during the year ended December 31, 1997 to $7.86 million during the year ended December 31, 1998. Noninterest expense as a percent of average assets was 3.8% for 1998 as compared to 4.3% for 1997. The improvement in this ratio reflects the impact of asset growth coupled with cost containment.

         Salaries and employee benefits declined $312,000 or 8.2% during 1998. This decrease resulted primarily from nonrecurring personnel expenses during 1997 for (i) a $136,500 severance settlement with the former president of an acquired savings institution and its holding company and (ii) $498,000 of stock option compensation. Excluding these nonrecurring transactions, salaries and benefits increased $323,000 during 1998. This increase was attributable to an increase in total full-time and part-time employees from 99 as of December 31, 1997 to 119 as of December 31, 1998. The growth in personnel positions occurred as loan origination and servicing volumes increased.

         Net occupancy and equipment expense declined $130,000 or 12.0% during 1998. This decrease reflected the impact of the Bank (i) opening a Bank-owned retail bank branch in Suffolk, Virginia, which had previously been located in a leased facility and (ii) exercising a purchase option for the Richmond, Virginia retail bank branch, which had previously been a leased facility. Occupancy and equipment expense also benefited from lower depreciation expense in 1998. However, depreciation in future periods will reflect the impact of the Company's investment in technology enhancements such as the implementation of a wide area network.

         Deposit insurance premiums increased $18,000 or 3.8% during 1998. This increase reflects an increase in the deposit assessment base resulting from deposit growth. Refer to "Regulatory Capital" below for a discussion of matters impacting the Company's deposit assessment in the future. Likewise, service bureau fees increased $53,000 or 11.4% during 1998. This increase was primarily attributable to the increases in (i) loan servicing volume from 8,400 loans at December 31, 1997 to 15,100 loans at December 31, 1998 and (ii) the number of deposit accounts, which increased 19.1% during 1998.

         Amortization of intangible assets declined $28,000 or 5.2% during 1998. Notwithstanding this decrease, amortization during 1998 included a $54,000 increase in the MSR valuation allowance in order to reduce the carrying value of the Company's MSRs to the estimated fair value at December 31, 1998. No assurance can be made that further adjustments to the MSR valuation allowance will not be required in future periods if the lower interest rate environment results in the acceleration of prepayment activity in excess of current expectations.

         Professional fees declined $53,000 or 15.2% during 1998. This decrease was attributable to nonrecurring legal fees incurred in 1997 in connection with a severance settlement with the former president of an acquired savings institution and its holding company.

         Foreclosed properties expense declined $32,000 or 17.7% during 1998, which was attributable to the decline in foreclosed properties from $1.5 million at December 31, 1997 to $571,000 at December 31, 1998.

         The significant components of the increase in other miscellaneous noninterest expense for the years ended December 31, 1998 and 1997 are presented below and reflect the impact of the increase in the Company's loan origination and servicing volumes and deposit levels on general operating expenses:

                                                                                            Change
                                                   1998               1997            Amount      Percent
                                                   ----               ----            ------      -------
         Loan expense.......................   $   211,092       $   150,457          $ 60,635     40.3
         Telephone..........................       249,770           175,474            74,296     42.3
         Postage and courier................       185,819           153,349            32,470     21.2
         Stationery and supplies............       115,111            99,545            15,566     15.6
         Advertising and marketing..........       198,399           155,654            42,745     27.5
         Corporate insurance................       100,630           116,882           (16,252)   (13.9)
         Officers life insurance............        30,692           (41,082)           71,774    100.0+
         Travel.............................        62,060            47,453            14,607     30.8
         Year 2000 readiness................        48,270               510            47,760     93.7
         Other..............................       262,630           229,120            33,510     14.6
                                                ----------        ----------          --------
                                                $1,464,473        $1,087,362          $377,111     34.7
                                                 =========         =========           =======

         Total noninterest expense amounted to $8.0 million during the year ended December 31, 1997, a decrease of $8.4 million or 51.3% from the $16.4 million recognized during the year ended December 31, 1996. The sale of the Branches during 1996 had a pervasive impact on noninterest expense. In addition to the $5.9 million write down in the net asset value of certain of the sold Branches, total noninterest expense associated with the sold Branches, including normal amortization of goodwill, approximated $1.7 million during the year ended December 31, 1996. In addition to the $7.6 million impact of the sale of the Branches on the decline in noninterest expense during 1997, there were further decreases in (i) salaries and employee benefits resulting from the impact of the Company's downsizing efforts, (ii) net occupancy and equipment expense resulting from the relocation of the Company's headquarters to a smaller more economical facility and (iii) deposit insurance premiums resulting from the improvement in the Bank's risk classification for insurance assessment purposes. The only category of noninterest expense to increase during 1997 was foreclosed properties expense, which was attributable to nonrecurring gains recognized in 1996 in connection with the sale of the Bank's largest foreclosed property consisting originally of 2,554 acres of farmland located in Currituck, North Carolina and the sale of lots and townhouse pads associated with a townhouse development in Richmond.

         The significant components of the decrease in other miscellaneous noninterest expense for the years ended December 31, 1997 and 1996 are presented below and reflect the impact of the sale of the Branches during 1996 on general operating expenses in 1997:

                                                                                            Change
                                                   1997               1996            Amount      Percent
                                                   ----               ----            ------      -------
         Loan expense.......................   $   150,457       $   280,041         $(129,584)   (46.3)
         Telephone..........................       175,474           225,599           (50,125)   (22.2)
         Postage and courier................       153,349           200,300           (46,951)   (23.4)
         Stationery and supplies............        99,545           131,572           (32,027)   (24.3)
         Advertising and marketing..........       155,654           185,191           (29,537)   (15.9)
         Corporate insurance................       116,882           182,009           (65,127)   (35.8)
         Travel.............................        47,453            76,301           (28,848)   (37.8)
         Provision for servicing losses.....        24,000            26,000            (2,000)    (7.7)
         Other..............................       164,548           406,945          (242,397)   (59.6)
                                                ----------        ----------          --------
                                                $1,087,362        $1,713,958         $(626,596)   (36.6)
                                                 =========         =========          ========

         Provision For Income Taxes. As a result of historical losses prior to 1998, the Company accumulated net deferred tax assets of $7.7 million as of December 31, 1997, the largest component of which was the deferred tax benefit of net operating loss carryforwards. The Company had established a valuation allowance for the net deferred tax assets in their entirety because the ultimate realization of the tax benefit within the carryforward periods available under the tax law could not be assured. This resulted in the recognition of no income tax provision or benefit during the years ended December 31, 1997 and 1996. In December 1998, however, the Company partially reduced the deferred tax valuation allowance, thus recognizing a deferred tax asset of $550,000. This reduction was predicated upon the Company's favorable trends in actual and projected core profitability. Continuation of these favorable trends in core profitability would support further reductions in the deferred tax valuation allowance in future periods. However, there can be no assurance that these trends will continue or that the net deferred tax assets will be realized. For additional information, refer to Note 14 of the Notes to Consolidated Financial Statements.


Market Risk Management

         The Bank, like other thrift institutions, is vulnerable to an increase in interest rates to the extent that interest-bearing liabilities mature or reprice more rapidly than interest-earning assets. The lending activities of thrift institutions, including the Bank, have historically emphasized the origination of long-term loans secured by single-family residences, and the primary source of funds for such institutions has been deposits. The deposit accounts of thrift institutions largely mature or are subject to repricing within a short period of time. This factor, in combination with substantial investments in long-term loans, has historically caused the income earned by thrift institutions, such as the Bank, on their loan portfolios to adjust more slowly to changes in interest rates than their cost of funds. While having liabilities that reprice more frequently than assets is generally beneficial to net interest income in times of declining interest rates, such an asset/liability mismatch is generally unfavorable during periods of rising interest rates. To reduce the effect of adverse changes in interest rates on its operations, the Bank has implemented the asset and liability management policies described below.

         The Bank has an Asset and Liability Management Committee ("ALCO") that meets quarterly to structure and price the Bank's assets and liabilities in order to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates. The ALCO implements and maintains asset and liability  management  policies  designed  to better  match the  maturities  and repricing terms of the Bank's interest-earning assets and interest-bearing liabilities in order to minimize the adverse effects of material and prolonged increases in interest rates on the Bank's results of operations. The Bank may undertake a variety of strategies to reduce its exposure to interest rate fluctuations, including (i) emphasizing investment in adjustable-rate single-family residential loans ("ARMs") or shorter-term (seven years or less), fixed-rate single-family residential loans, (ii) selling longer-term (over seven years), fixed-rate single-family residential loans in the secondary market,
(iii) purchasing adjustable-rate mortgage-backed securities, (iv) maintaining higher liquidity by holding short-term investments and cash equivalents and (v) increasing the average maturity of the Bank's interest-bearing liabilities by utilizing long-term advances and attempting to attract longer-term retail deposits.

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

         The following table presents the difference between the Bank's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 1998. Data for this table was obtained from the FHLB Interest Rate Risk Service Sensitivity Report, adjusted in some cases where management was able to use more detailed information than was available to the FHLB. Using the Bank's Thrift Financial Report, which details scheduled maturity and interest rates, the FHLB applies asset prepayment rates and deposit retention rates which management believes to be reasonable in determining the interest rate sensitivity gaps. This table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain assets and liabilities is subject to competition and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes. In addition, the following table presents information as of December 31, 1998 and is not necessarily indicative of the Bank's interest rate sensitivity at any other time.





                              [intentionally blank]



                                                   Anticipated Period Until Maturity or Repricing
                                --------------------------------------------------------------------------------
                                    0 to       7 months      1-3         3-5        Over 5        Total     % of
                                  6 months     to 1 year    years       years        years       Balance    Total
                                  --------     ---------    -----       -----        -----       -------    -----
                                                             (dollars in thousands)
Interest-earning assets:
Loans receivable and
  mortgage-backed securities:
    First mortgage:
      Adjustable-rate              $27,662     $45,104    $  7,148    $ 13,445    $      -      $  93,359    43.7%
      Fixed-rate                     6,544       5,944      19,015      14,438      35,873         81,814    38.3
    Second mortgage                  3,462         511       1,562         992         809          7,336     3.4
    All other                        5,792         855       3,860       3,254         422         14,183     6.7
Investments                         16,116           -           -         750           -         16,866     7.9
                                    ------      ------     -------     -------     -------       --------  ------

    Total                           59,576      52,414      31,585      32,879      37,104       $213,558   100.0%
                                                                                                  =======   =====

Interest-bearing liabilities:
    Deposits                        58,429      65,731      37,407      13,500       9,262       $184,329    88.0%
    Fixed-rate borrowings            9,530       5,300       7,850           -           -         22,680    10.8
    Variable-rate borrowings         2,500           -           -           -           -          2,500     1.2
                                    ------      ------     -------     -------     -------       --------  ------

    Total                           70,459      71,031      45,257      13,500       9,262       $209,509   100.0%
                                                                                                  =======   =====

Effect of off-balance sheet
    items (1)                      (11,579)        664       3,244       1,497       6,176
                                    ------      ------     -------     -------     -------

Maturity gap                      $(22,462)   $(17,953)   $(10,428)   $ 20,876     $34,018
                                   =======     =======     =======      ======      ======

Cumulative gap                    $(22,462)   $(40,415)   $(50,843)   $(29,967)   $  4,051
                                   =======     =======     =======     =======     =======

Cumulative gap as a percent
    of total assets                   (9.9)%     (17.9)%     (22.5)%     (13.3)%       1.8%
                                      ====       =====       =====       =====         ===

Cumulative ratio of interest-
    earning assets to interest-
    bearing liabilities               84.6%       79.2%       76.9%       88.1%      101.9%
                                      ====        ====        ====        ====       =====

(1) Reflects the effect of entering into commitments with third parties to originate and sell loans.

         The  Bank's  one-year  interest  rate  sensitivity  gap  amounted  to a negative  17.9% at December 31, 1998,  which  reflects the impact of  shortening deposit  maturities as the Bank's deposit  customers are reluctant to enter into extended  maturities in the current low interest rate environment.  The negative gap also  reflects  near-term  maturities  of FHLB  advances.  The Company  will benefit  from the lower  cost of funds as these  FHLB  advances  mature and will consider  extended  maturities in order to mitigate the impact of an increase in interest  rates  in  the  future.  While  the  Company  continues  to  emphasize investment  in  adjustable-rate  loans,  customer  demand  for  such  loans  has decreased as borrowers'  demand for fixed-rate  loans has increased.  Within the
spectrum  of  loan   products   offered  by  the  Bank,   balloon   payment  and
adjustable-rate loans with longer initial adjustment terms predominate.

         In addition to monitoring its interest rate sensitivity gap, the Bank utilizes interest rate sensitivity analyses, as developed by the OTS, to measure the changes in net portfolio value ("NPV"), expressed as a percentage of the Bank's market value of assets, assuming certain percentage changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following tables present the Bank's NPV at December 31, 1998 and 1997.


                                       18

As of December 31, 1998
                                        Net Portfolio Value                      NPV as % of PV of Assets
     Change in             -------------------------------------------           ------------------------
  Interest Rates           $ Amount          $ Change         % Change           NPV Ratio        Change
  --------------           --------          --------         --------           ---------        ------
      +400bp               $  9,282           $(9,444)        (50.43)%            4.20%          (378)bp
      +300bp                 12,577            (6,149)        (32.84)             5.59           (239)bp
      +200bp                 15,392            (3,334)        (17.80)             6.72           (126)bp
      +100bp                 17,510            (1,216)         (6.49)             7.54            (44)bp
   Base Scenario             18,726                                               7.98
      -100bp                 19,198               472           2.52              8.12             14bp
      -200bp                 19,645               919           4.91              8.25             27bp
      -300bp                 20,570             1,844           9.85              8.55             57bp
      -400bp                 21,268             2,542          13.58              8.76             78bp

As of December 31, 1997

                                        Net Portfolio Value                      NPV as % of PV of Assets
     Change in             -------------------------------------------           ------------------------
  Interest Rates           $ Amount          $ Change         % Change           NPV Ratio        Change
  --------------           --------          --------         --------           ---------        ------
      +400bp               $  7,069          $(10,816)        (60.48)%            3.86%          (519)bp
      +300bp                 10,322            (7,563)        (42.29)             5.51           (353)bp
      +200bp                 13,407            (4,477)        (25.04)             7.01           (204)bp
      +100bp                 16,039            (1,846)        (10.32)             8.23            (81)bp
   Base Scenario             17,885                                               9.05
      -100bp                 18,779               894           5.00              9.41             36bp
      -200bp                 18,957             1,073           5.99              9.43             38bp
      -300bp                 19,395             1,510           8.44              9.57             52bp
      -400bp                 20,234             2,349          13.13              9.88             83bp

         The ALCO has established limits for the impact of changes in interest rates on NPV. As of December 31, 1998, the Bank is more at risk to rising interest rate environments than declining interest rate environments, which reflects the Bank's liability-sensitive position. As of December 31, 1998, the Bank's sensitivity of NPV was within internal policy limits, which reflects an improvement over December 31, 1997 when the Bank was outside its policy limits for increases in interest rates of 200 basis points or more. However, computation of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments and deposits decay. They should not be relied upon as indicative of actual results. Further, the computations do not contemplate certain actions management could undertake in response to changes in interest rates.


Liquidity and Commitments

         Liquidity refers to the Company's ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, and to pay operating expenses. The Company generally has no significant source of income other than dividends from its subsidiaries. While the Company and the Bank are not operating under any supervisory agreements, the Bank must seek a letter of nonobjection from the OTS prior to making dividend payments to the holding company.

         All savings associations are required to maintain an average daily balance of liquid assets (including cash, certain time deposits and savings accounts, bankers' acceptances, certain government obligations and certain other investments) equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the required minimum liquid asset ratio is 4%. The Bank has consistently exceeded such regulatory liquidity requirement and, at December 31, 1998, had a liquidity ratio of 12.74%.

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

         The Bank's liquidity management is both a daily and long-term function of funds management. Liquidity is generally invested in short-term investments such as federal funds sold, certificates of deposit, and in U.S. Treasury and U.S. Government agency securities. If the Bank requires funds which cannot be generated internally, borrowings from the FHLB may provide an additional source of funds. At December 31, 1998, the Bank had $24.9 million in outstanding borrowings from the FHLB. The Bank has not relied upon brokered deposits as a source of new liquidity, and does not anticipate a change in this practice in the foreseeable future.

         The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 1998, the Bank had outstanding commitments (including unused lines of credit) to originate and/or purchase mortgage and non-mortgage loans of $4.7 million. The undisbursed portions of construction builder loans and construction/permanent loans in process totaled $6.2 million and $10.1 million, respectively, as of December 31, 1998. Certificates of deposit which are scheduled to mature within one year totaled $94.1 million at December 31, 1998, and borrowings from the FHLB that are scheduled to mature within the same period amounted to $17.3 million.


Regulatory Capital

         The Bank is required pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and OTS regulations promulgated thereunder to have (i) tangible capital equal to 1.5% of adjusted total assets,
(ii) core or leverage capital equal to 3.0% of adjusted total assets, and (iii) total capital equal to 8.0% of risk-weighted assets. As of December 31, 1998, the Bank's tangible and core capital amounted to 6.97% of adjusted total assets and the Bank's total capital amounted to 13.09% of risk-weighted assets and, consequently, the Bank was in compliance with its core and risk-based capital requirements as of such date.

         Furthermore, the federal regulations under the Federal Deposit Insurance Corporation ("FDIC") Improvement Act of 1991 classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I or leverage capital, Tier I risk-based capital, and total risk-based capital. At December 31, 1998, the Bank's Tier I, Tier I risk-based, and total risk-based capital ratios were 6.97%, 12.12%, and 13.09%, respectively, compared to the minimum capital standards to be "well capitalized" under the FDIC Improvement Act of 1991 ("FDICIA") of =>5%, =>6%, and =>10%, respectively. As a result, the dollar amount of the excess in the Bank's Tier I, Tier I risk-based, and risk-based regulatory capital under FDICIA totaled $4.5 million, $8.1 million, and $4.1 million, respectively, at December 31, 1998.

         Deposits of the Bank are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the deposit insurance fund that covers most commercial bank deposits, are statutorily required to be recapitalized to a ratio of 1.25% of insured reserve deposits. The BIF has achieved the required reserve ratio, and as a result, the FDIC reduced the average deposit insurance premium paid by BIF-insured banks to a level substantially below the average premium paid by savings institutions. Banking legislation was enacted on September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions. The legislation provided that all insured depository institutions with SAIF-assessable deposits as of March 31, 1995 pay a special one-time assessment to recapitalize the SAIF. Pursuant to this legislation, the FDIC promulgated a rule that established the special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF-assessable deposits held by affected institutions as of March 31, 1995. However, as a result of the Bank's financial condition, on November 8, 1996, the Bank was notified by the FDIC that its application for exemption had been approved. As a result, the Bank was exempt from paying the special one-time assessment (which would have amounted to $1.8 million). Instead, the Bank will continue to pay assessments through 1999 at the assessment rate schedule in effect as of June 30, 1995. Therefore, as of December 31, 1998, the Bank's annual assessment for deposit insurance was 26 basis points of insured deposits as opposed to three basis points of insured deposits (the assessment rate otherwise in effect for "well capitalized" savings institutions). In addition, insured depository institutions began paying in 1997 a portion of the interest due annually on the Financing Corporation ("FICO") bonds issued in the 1980s to provide funding for the SAIF. Accordingly, an additional assessment approximating 6.1 basis points is added to the regular
SAIF-assessment until December 31, 1999 in order to cover FICO debt service payments.

         Another component of the SAIF recapitalization plan provides for the merger of the SAIF and the BIF on January 1, 1999, provided no insured depository institution is a savings association on that date. The merger of the SAIF and BIF did not occur on such date as there continue to be savings associations. Such a merger of the SAIF and the BIF may occur in the future if legislation containing such a provision is enacted. If legislation is enacted which requires the Bank to convert to a bank charter, the Company would become a bank holding company subject to the more restrictive activity limits imposed on bank holding companies unless special grandfather provisions are included in the legislation. The Company does not believe that its activities would be materially affected in the event that it was required to become a bank holding company.


Year 2000 Readiness

         As previously reported, the Company has established a company-wide task force to assess and remediate business risks associated with the Year 2000. This task force has developed and implemented a seven-phase Year 2000 plan consisting of the following components:

o Awareness - communication of the Year 2000 issue throughout the Company, including the Company's board of directors and senior management;

o Assessment - development of inventories and analysis and evaluation of hardware, software, services, forms, agencies and business partnerships and the assignment of rankings of business risk (the highest being "mission-critical") associated with each;

o Planning - development of comprehensive strategies and timelines for correcting non-compliant items, testing and documenting results, implementing and migrating enhancements and monitoring implementation results;

o Renovation - implementation of the required software and hardware changes, systems and interface modifications and conversions to replacement systems;

o Validation - completion of formal unit, system and integration testing and documentation of results;

o Implementation - integration of all corrected and validated items into the production environment;

o Post-Implementation - monitoring implementation results and responding to situations that invalidate corrections as implemented.

         The Company has completed the awareness, assessment and planning phases of its Year 2000 plan and is now proceeding with the renovation phase.
Substantially all reprogramming and replacement efforts were complete by December 31, 1998. Because the Company outsources substantially all of its data processing for loans, deposits and loan servicing, a significant component of the Year 2000 plan entails working with external vendors to test and certify their systems as Year 2000 compliant. The Company plans to complete its validation of mission-critical internal and external systems and operations by March 31, 1999. Concurrently with the readiness measures described above, the Company is developing contingency plans intended to mitigate the possible disruption in business operations that may result from the Year 2000 issue.

         The total cost of the Year 2000 project (including the capitalized cost of new hardware and software approximating $280,000) is estimated to be $350,000 and is being funded through operating cash flows. This estimate does not include any costs associated with the implementation of contingency plans, which are in the process of being developed. Most of the capitalized costs are associated with technology changes that will enhance the Company's ability to provide competitive services. During the year ended December 31, 1998, the Company recognized $48,000 of expense associated with this project. This amount does not include the implicit costs associated with the reallocation of internal staff hours to the Year 2000 project. Management believes the Company can incur Year 2000 project costs without adversely affecting future operating results. However, because of the complexity of the issue and possible unidentified risks, actual costs may vary from the estimate. Furthermore, the Year 2000 compliance status of integral third party suppliers and networks, which could adversely impact the Company's mission critical applications, cannot be fully known. As a result, the Company is unable to determine the impact that any system interruption would have on its results of operations, financial position and cash flows. However, such impact could be material.

         Inability to reach substantial Year 2000 compliance in the Company's systems and integral third party systems could result in interruption of telecommunications services, interruption or failure of the Company's ability to service customers, failure of operating and other information systems and failure of certain date-sensitive equipment. Such failures could result in loss of revenue due to service interruption, delays in the Company's ability to service its customers accurately and timely and increased expenses associated with stabilization of operations following such failures or execution of contingency plans.


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

Quarterly Results of Operations

         Quarterly unaudited financial data for the years ended December 31, 1998 and 1997 is presented below (in thousands, except per share data). The most significant factor impacting operating results for the fourth quarter of 1998 was the recognition of a $550,000 income tax benefit for the partial reversal of the deferred tax valuation allowance based on favorable trends in the Company's actual and projected core profitability.

                                                                    Year Ended December 31, 1998
                                                 --------------------------------------------------------------
                                                    1st                 2nd             3rd               4th
                                                  Quarter             Quarter         Quarter           Quarter
                                                  -------             -------         -------           -------

         Net interest income                        $1,385             $1,425           $1,407          $1,435
         Provision for loan losses                       -                  -                -              13
                                                    ------             ------           ------          ------
         Net interest income after
           provision for loan losses                 1,385              1,425            1,407           1,422
         Noninterest income                            552                619              765             776
         Noninterest expenses                        1,839              1,907            2,014           2,097
                                                    ------             ------           ------          ------
         Income before provision for
            (benefit from) income taxes                 98                137              158             101
         Provision for (benefit from)
            income taxes                                 -                  -               29            (547)
                                                    ------             ------           ------          ------
         Net income                                 $   98             $  137           $  129          $  648
                                                    ======             ======           ======          ======

         Basic and diluted net income
           (loss) available to common
           stockholders                             $ (335)            $ (304)          $ (321)         $  182
                                                    ======             ======           ======          ======
         Net income (loss) per common share:
              Basic                                 $ (.32)            $ (.29)          $ (.30)         $  .17
                                                    ======             ======           ======          ======
              Diluted                               $ (.32)            $ (.29)          $ (.30)         $  .04
                                                    ======             ======           ======          ======
         Weighted average shares
           outstanding:
              Basic                                  1,058              1,059            1,059           1,060
                                                     =====              =====            =====           =====
              Diluted                                1,058              1,059            1,059           5,030
                                                     =====              =====            =====           =====

                                                                    Year Ended December 31, 1997
                                                 --------------------------------------------------------------
                                                    1st                 2nd             3rd               4th
                                                  Quarter             Quarter         Quarter           Quarter
                                                  -------             -------         -------           -------

         Net interest income                        $1,212             $1,367           $1,353          $1,385
         Provision for loan losses                     (22)               107               30              (1)
                                                    ------             ------           ------          ------
         Net interest income after
           provision for loan losses                 1,234              1,260            1,323           1,386
         Noninterest income                            603                806              521             532
         Noninterest expenses                        1,819              1,676            2,335           2,131
                                                    ------             ------           ------          ------
         Net income (loss)                          $   18             $  390           $ (491)         $ (213)
                                                    ======             ======           ======          ======
         Basic and diluted net loss
           available to common
           stockholders                             $ (378)            $  (14)          $ (903)         $ (638)
                                                    ======             ======           ======          ======
         Basic and diluted net loss
           per common share                         $ (.36)            $ (.01)          $ (.85)         $ (.60)
                                                    ======             ======           ======          ======
         Basic and diluted weighted
           average shares outstanding                1,053              1,055            1,057           1,058
                                                     =====              =====            =====           =====


       Report of Independent Accountants


       To the Board of Directors and
       Shareholders of Essex Bancorp, Inc.

       In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Essex Bancorp, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


       PricewaterhouseCoopers LLP

       Virginia Beach, Virginia



       February 19, 1999


                                     ESSEX BANCORP, INC. AND SUBSIDIARIES
                                         CONSOLIDATED BALANCE SHEETS
                                          December 31, 1998 and 1997

                                                                                    1998            1997
                                                                                    ----            ----
ASSETS
    Cash..................................................................... $    5,315,805  $    2,023,197
    Interest-bearing deposits................................................     11,314,478       6,261,686
    Federal funds sold and securities purchased under agreements to resell...      1,314,397       2,748,000
                                                                               -------------   -------------
             Cash and cash equivalents.......................................     17,944,680      11,032,883
    Federal Home Loan Bank stock.............................................      1,548,800       1,431,000
    Securities available for sale - cost approximates market.................         18,406          17,451
    Securities held for investment - market value of $2,704,000 in 1998
      and $2,217,000 in 1997.................................................      2,750,089       2,299,120
    Mortgage-backed securities held for investment - market value of
      $1,454,000 in 1998 and $1,886,000 in 1997..............................      1,455,738       1,904,989
    Loans, net of allowance for loan losses of $1,845,000 in 1998 and
      $2,382,000 in 1997.....................................................    192,667,763     167,440,733
    Loans held for sale......................................................      4,486,271       2,165,074
    Mortgage servicing rights................................................        831,197       1,169,766
    Foreclosed properties, net...............................................        571,294       1,511,629
    Accrued interest receivable..............................................      1,250,349       1,196,980
    Excess of cost over net assets acquired, less accumulated
      amortization of $2,140,000 in 1998 and $2,078,000 in 1997..............         97,692         159,754
    Advances for taxes, insurance, and other.................................      1,572,225         633,053
    Premises and equipment, net..............................................      3,183,577       1,926,729
    Other assets.............................................................      2,661,487       2,198,598
                                                                               -------------   -------------
             Total Assets....................................................   $231,039,568    $195,087,759
                                                                                 ===========     ===========



                                                     (Continued)


                                       ESSEX BANCORP, INC. AND SUBSIDIARIES
                                      CONSOLIDATED BALANCE SHEETS (continued)
                                            December 31, 1998 and 1997

                                                                                    1998            1997
                                                                                    ----            ----
LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
    Deposits:
      Noninterest-bearing....................................................  $  16,791,063  $    5,055,545
      Interest-bearing.......................................................    170,841,193     148,871,154
                                                                                 -----------     -----------
             Total deposits..................................................    187,632,256     153,926,699
    Federal Home Loan Bank advances..........................................     24,908,333      23,546,667
    Notes payable............................................................              -          72,102
    Capital lease obligations................................................        268,123         331,970
    Other liabilities........................................................      2,395,768       2,393,814
                                                                               -------------   -------------
             Total Liabilities...............................................    215,204,480     180,271,252

COMMITMENTS AND CONTINGENCIES (Notes 8, 10 and 15)

SHAREHOLDERS' EQUITY
    Series B preferred stock, $6.67 stated value (Note 18):
      Authorized shares - 2,250,000
      Issued and outstanding shares - 2,125,000 in 1998 and 1997.............     14,173,750      14,173,750
    Series C preferred stock, $6.67 stated value (Note 18):
      Authorized shares - 125,000
      Issued and outstanding shares - 125,000 in 1998 and 1997...............        833,750         833,750
    Common stock, $.01 par value:
      Authorized  shares - 20,000,000 in 1998 and  10,000,000 in 1997
      Issued and outstanding shares - 1,060,642 in 1998 and 1,058,136
         in 1997.............................................................         10,606          10,581
    Additional paid-in capital...............................................      8,687,772       8,681,739
    Accumulated deficit......................................................     (7,870,790)     (8,883,313)
                                                                                ------------    ------------
             Total Shareholders' Equity......................................     15,835,088      14,816,507
                                                                                ------------    ------------
             Total Liabilities and Shareholders' Equity......................   $231,039,568    $195,087,759
                                                                                 ===========     ===========




                               See notes to consolidated financial statements.


                                       ESSEX BANCORP, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                For the years ended December 31, 1998, 1997 and 1996

                                                                1998                1997             1996
                                                                ----                ----             ----
INTEREST INCOME
    Loans, including fees............................         $14,608,478        $13,588,215     $17,881,529
    Federal funds sold and securities purchased
      under agreements to resell.....................             111,054            150,972         319,298
    Investment securities, including dividend
      income.........................................             226,042            353,957         615,429
    Mortgage-backed securities.......................             121,643            124,515         497,879
    Other............................................             362,943            329,846         558,139
                                                              -----------        -----------     -----------
             Total Interest Income...................          15,430,160         14,547,505      19,872,274
                                                              -----------        -----------     -----------

INTEREST EXPENSE
    Deposits ........................................           8,491,101          7,679,314      11,945,273
    Federal Home Loan Bank advances..................           1,229,741          1,473,949       1,625,574
    Notes payable....................................                 792              9,079          10,750
    Subordinated capital notes.......................                   -                  -          52,444
    Other............................................              56,858             67,793         130,297
                                                              -----------        -----------     -----------
             Total Interest Expense..................           9,778,492          9,230,135      13,764,338
                                                              -----------        -----------     -----------

             Net Interest Income.....................           5,651,668          5,317,370       6,107,936
PROVISION FOR LOAN LOSSES............................              12,699            113,467       1,410,710
                                                              -----------        -----------     -----------

             Net Interest Income After
             Provision for Loan Losses...............           5,638,969          5,203,903       4,697,226

NONINTEREST INCOME
    Loan servicing fees..............................           1,222,478          1,312,476       1,665,768
    Mortgage banking income, including
      gain on sale of loans..........................             755,450            458,520         577,130
    Other service charges and fees...................             466,135            368,671         497,316
    Net gain (loss) on sale of:
      Securities.....................................                   -                  -         153,188
      Loans..........................................                   -             (1,458)     (1,018,185)
      Deposits.......................................                   -                  -       1,940,010
    Other............................................             268,890            324,596         466,519
                                                              -----------        -----------     -----------
             Total Noninterest Income................           2,712,953          2,462,805       4,281,746
                                                              -----------        -----------     -----------



                                                     (Continued)


                                       ESSEX BANCORP, INC. AND SUBSIDIARIES
                                 CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
                                For the years ended December 31, 1998, 1997 and 1996

                                                                   1998              1997            1996
                                                                   ----              ----            ----
NONINTEREST  EXPENSE
    Salaries and employee benefits...................           3,476,785          3,788,695       4,554,540
    Net occupancy and equipment......................             954,804          1,084,593       1,470,284
    Deposit insurance premiums.......................             497,081            478,684         674,730
    Amortization of intangible assets................             503,148            530,707       7,011,288
    Service bureau fees..............................             513,826            461,217         599,207
    Professional fees................................             296,295            349,218         507,031
    Foreclosed properties, net.......................             150,461            182,880        (175,055)
    Other............................................           1,464,473          1,087,362       1,713,958
                                                              -----------        -----------      ----------
             Total Noninterest Expense...............           7,856,873          7,963,356      16,355,983
                                                              -----------        -----------      ----------

             Income (Loss) Before Income Taxes.......             495,049           (296,648)     (7,377,011)

NET BENEFIT FROM INCOME TAXES........................            (517,474)                 -               -
                                                              -----------        -----------      ----------

             Net Income (Loss).......................        $  1,012,523       $   (296,648)    $(7,377,011)
                                                              ===========        ===========      ==========


    Net Loss Available to Common
      Shareholders (Note 4)..........................        $   (777,204)       $(1,932,136)    $(8,823,879)
                                                              ===========         ==========      ==========

    Basic and Diluted Loss Per Common
      Share (Note 4).................................               $(.73)            $(1.83)         $(8.39)
                                                                     ====              =====           =====



                               See notes to consolidated financial statements.


                                       ESSEX BANCORP, INC. AND SUBSIDIARIES
                                  CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                               For the years ended December 31, 1998, 1997 and 1996
                                                          Series B       Series C
                                            Common        Preferred      Preferred       Additional
                                          Stock, $.01   Stock, $6.67   Stock, $6.67        Paid-in       Accumulated
                                           Par Value    Stated Value   Stated Value        Capital         Deficit
                                           ---------    ------------   ------------        -------         -------
Balance, January 1, 1996..................  $10,497     $14,173,750       $833,750       $8,667,135      $(1,209,654)
Common stock issued under the
   Employee Stock Purchase Plan...........       37               -              -            7,198                -
Comprehensive loss (Note 3):
   Net loss...............................        -               -              -                -       (7,377,011)
   Other comprehensive loss:
      Reclassification adjustment for
         gains on securities available for
         sale included in net loss........        -               -              -                -                -
   Total comprehensive loss...............         -                 -            -               -                -
                                            -------     -----------       --------       ----------      -----------

Balance December 31, 1996.................   10,534      14,173,750        833,750        8,674,333       (8,586,665)
Common stock issued under the
   Employee Stock Purchase Plan...........       47               -              -            7,406                -
Comprehensive net loss....................         -                 -            -               -         (296,648)
                                            -------     -----------       --------       ----------      -----------

Balance, December 31, 1997................   10,581      14,173,750        833,750        8,681,739       (8,883,313)
Common stock issued under the
   Employee Stock Purchase Plan...........       25               -              -            6,033                -
Comprehensive net income..................         -                 -            -               -        1,012,523
                                            -------     -----------       --------       ----------      -----------

Balance, December 31, 1998................  $10,606     $14,173,750       $833,750       $8,687,772      $(7,870,790)
                                             ======      ==========        =======        =========       ==========
                                                Accumulated
                                                   Other
                                               Comprehensive
                                               Income (Loss)       Total
                                               -------------       -----
Balance, January 1, 1996.................        $154,174       $22,629,652
Common stock issued under the
   Employee Stock Purchase Plan..........               -             7,235
Comprehensive loss (Note 3):
   Net loss..............................               -
   Other comprehensive loss:
      Reclassification adjustment for
         gains on securities available fo
         sale included in net loss.......        (154,174)
   Total comprehensive loss..............               -        (7,531,185)
                                                 --------       -----------

Balance December 31, 1996................               -        15,105,702
Common stock issued under the
   Employee Stock Purchase Plan..........               -             7,453
Comprehensive net loss...................               -          (296,648)
                                                 --------       -----------

Balance, December 31, 1997...............               -        14,816,507
Common stock issued under the
   Employee Stock Purchase Plan..........               -             6,058
Comprehensive net income.................               -         1,012,523
                                                 --------       -----------

Balance, December 31, 1998...............        $      -       $15,835,088
                                                  =======        ==========

                               See notes to consolidated financial statements.

                                       ESSEX BANCORP, INC. AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                               For the years ended December 31, 1998, 1997 and 1996
                                                                       1998               1997           1996
                                                                       ----               ----           ----
OPERATING ACTIVITIES
    Net income (loss).........................................    $  1,012,523     $     (296,648) $  (7,377,011)
    Adjustments to reconcile net income (loss) to cash
      provided by (used in) operating activities:
      Provision for:
           Losses on loans, foreclosed properties, and
               servicing......................................         163,038            296,808      1,415,365
           Depreciation and amortization of premises
               and equipment..................................         368,838            419,829        538,561
           Amortization (accretion) of:
               Premiums and discounts on loans, investments
                 and mortgage-backed securities...............         130,161             77,038        211,642
               Mortgage servicing rights......................         441,087            468,647        528,444
               Excess of costs over net assets acquired.......          62,062             62,061      6,482,843
               Other..........................................               -                  -        (94,399)
      Mortgage banking activities:
           Proceeds from loan sales...........................      63,636,477         40,717,559     56,311,191
           Loan originations and purchases....................     (65,277,646)       (39,725,806)   (54,961,912)
           Realized gains from sale of loans..................        (680,028)          (414,902)      (548,744)
      Realized (gains) and losses from sales of:
           Mortgage-backed securities available for sale......               -                  -       (153,188)
           Loans..............................................               -              1,458      1,018,185
           Deposits...........................................               -                  -     (1,940,011)
           Other..............................................         (70,377)          (185,283)      (599,062)
      Changes in operating assets and liabilities exclusive
           of business acquisitions:
           Accrued interest receivable........................         (53,369)           (49,047)     1,000,846
           Advances for taxes, insurance and other............        (963,172)           133,875       (214,597)
           Other assets.......................................        (462,889)          (647,246)       539,749
           Other liabilities..................................           2,666            453,828        483,325
                                                                   -----------       ------------   ------------
    Net cash provided by (used in) operating activities.......      (1,690,629)         1,312,171      2,641,227
                                                                   -----------       ------------   ------------



                                                    (Continued)

                                       ESSEX BANCORP, INC. AND SUBSIDIARIES
                                 CONSOLIDATED    STATEMENTS    OF   CASH   FLOWS
                               (continued)  For the  years  ended  December  31,
                                                1998, 1997 and 1996

                                                                       1998              1997             1996
                                                                       ----              ----             ----
INVESTING ACTIVITIES
    Purchase of certificates of deposit in other
        financial institutions................................      (4,000,000)        (5,000,000)   (17,000,000)
    Proceeds from maturities of certificates of deposit
        in other financial institutions.......................       4,000,000          5,000,000     17,000,000
    Purchase of Federal Home Loan Bank stock..................        (117,800)           (95,800)             -
    Redemption of Federal Home Loan Bank stock................               -          1,204,800      1,062,800
    Purchase of securities held to maturity...................        (750,023)          (298,406)    (1,020,625)
    Proceeds from maturities of securities held to maturity...         300,000          4,000,000      3,000,000
    Purchase of securities available for sale.................            (955)        (2,508,289)    (5,165,516)
    Proceeds from sale of securities available for sale.......               -          2,500,000      6,650,000
    Principal remittances on mortgage-backed securities.......         448,012                  -              -
    Principal remittances on mortgage-backed securities
        available for sale....................................               -                  -        990,065
    Proceeds from sales of mortgage-backed securities
        available for sale....................................               -                  -     10,068,189
    Purchases of loans........................................     (35,514,557)       (22,224,143)             -
    Proceeds from sales of loans..............................               -                  -    117,509,060
    Net (increase) decrease in net loans......................       9,550,071         (1,428,880)     1,834,572
    Proceeds from sales of foreclosed properties..............       1,547,763          2,146,555      5,270,509
    Additions to foreclosed properties........................         (69,026)          (358,419)      (174,753)
    Increase in mortgage servicing rights.....................        (102,518)          (289,253)      (243,297)
    Purchase of premises and equipment........................      (1,625,686)          (388,145)      (197,281)
    Proceeds from sales of premises and equipment.............             525            601,714      1,414,705
                                                                   -----------        -----------    -----------
    Net cash provided by (used in) investing activities.......     (26,334,194)       (17,138,266)   140,998,428
                                                                   -----------        -----------    -----------

FINANCING ACTIVITIES
    Net increase in NOW and savings deposits..................      15,179,844         13,305,806      4,898,050
    Net increase in certificates of deposit...................      18,525,713          9,587,515     10,211,469
    Proceeds from Federal Home Loan Bank advances.............      46,000,000         25,500,000      4,000,000
    Repayment of Federal Home Loan Bank advances..............     (44,638,334)       (27,643,333)    (8,143,333)
    Payments on notes payable.................................         (72,102)           (24,040)       (24,061)
    Payments on capital lease obligation......................         (63,847)           (53,281)       (39,705)
    Repayments of mortgages payable on foreclosed
       properties.............................................               -            (10,391)       (25,258)
    Redemption of Settlement Preferred Stock..................            (712)            (6,002)      (103,385)
    Common stock issued under the Employee Stock
       Purchase Plan..........................................           6,058              7,453          7,235
    Decrease in deposits attributable to branch sales:
       NOW and savings deposits...............................               -                  -    (18,937,078)
       Certificates of deposit................................               -                  -   (144,669,198)
    Redemptions of subordinated notes.........................               -                  -       (627,858)
                                                                   -----------        -----------   ------------
    Net cash provided by (used in) financing activities.......      34,936,620         20,663,727   (153,453,122)
                                                                   -----------        -----------   ------------

       Increase (decrease) in cash and cash equivalents.......       6,911,797          4,837,632     (9,813,467)
       Cash and cash equivalents at beginning of period.......      11,032,883          6,195,251     16,008,718
                                                                   -----------      ------------- --------------

       Cash and cash equivalents at end of period.............    $ 17,944,680       $ 11,032,883$     6,195,251
                                                                   ===========        =========== ==============



                                                     (Continued)


                                     ESSEX BANCORP, INC. AND SUBSIDIARIES
                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (continued) For the years ended December 31,
                                             1998, 1997 and 1996

                                                                       1998              1997             1996
                                                                       ----              ----             ----
NONCASH INVESTING AND FINANCING ACTIVITIES
    Transfer from loans to foreclosed properties..............    $    594,888       $  1,294,615  $   1,865,227
    Termination of Essex Mortgage Trust I REMIC...............               -                  -      2,678,222
    Increase (decrease) in mortgages payable on
        foreclosed properties.................................               -                  -         10,391

SUPPLEMENTAL CASH FLOW INFORMATION
    Cash paid (received) during the year for:
        Interest..............................................    $  9,827,556       $  9,199,677   $ 13,814,733
        Income taxes, net of refunds..........................          29,526                  -       (109,244)



                               See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 1998, 1997 and 1996


NOTE 1 - ORGANIZATION

Essex Bancorp, Inc. ("EBI") is a Delaware corporation that was formed in 1994 to be the single thrift holding company for Essex Savings Bank, F.S.B. (the "Bank"), a federally-chartered savings bank which at December 31, 1998 operates
(i) four retail banking branches located in North Carolina and Virginia and (ii) Essex First, a division of the Bank ("Essex First"), that engages principally in the origination and sale of residential mortgage loans. EBI's other principal operating subsidiary is Essex Home Mortgage Servicing Corporation ("Essex Home"), a majority-owned subsidiary of the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, governmental agencies, and third party investors. Essex Mortgage Corporation ("EMC") is also a subsidiary of EBI that was formerly engaged in mortgage banking activities and, at December 31, 1998, held loans and other assets as a result of its past activities.


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

Those securities designated as available for sale are carried at fair value, and unrealized gains and losses are reported as a component of other comprehensive income within shareholders' equity. If securities are sold, the adjusted cost of the specific security sold is used to compute the gain or loss on the sale. The market value of securities available for sale is based upon valuations obtained from brokers and their market analyses and management estimates.

Derivatives: On June 15, 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 - Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company's management anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on its results of operations or its financial position.

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

SFAS No. 114 - Accounting by Creditors for Impairment of a Loan, as amended by SFAS 118 - Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, requires certain loans to be adjusted for impairment. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual interest and principal payments as scheduled in the loan agreement.

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

Properties acquired in settlement of loans are recorded at fair value less estimated selling costs upon acquisition and thereafter are carried at the lower of cost or fair value less estimated selling costs. Revised estimates to the fair value less selling costs are reported as adjustments to the carrying amount of the asset provided that such adjusted value is not in excess of the carrying amount at acquisition. Gains or losses on the sale of and revaluation adjustments to foreclosed properties are credited or charged to expense. Costs incurred in connection with ownership of the property, including interest on senior indebtedness, are expensed to the extent not previously provided for in calculating fair value less estimated selling costs. Costs relating to the development or improvement of the property are capitalized to the extent these costs increase fair value less estimated selling costs.

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

The accrual of interest on loans is discontinued based on delinquency status, an evaluation of the related collateral, and on the borrower's ability to repay the loan. Generally, loans past due more than 90 days are placed in nonaccrual status; however, in instances where the borrower has demonstrated an ability to make timely payments, loans past due more than 90 days may be returned to an accruing status provided two criteria are met: (1) all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within a reasonable period, and (2) there is a sustained period of repayment performance (generally a minimum of six months) by the borrower. Cash receipts from an impaired loan, whether designated as principal or interest, are applied to reduce the carrying value of the loan. When future collection of the loan balance is expected, interest income may be recognized on a cash basis.

Mortgage Banking Activities: Loans held for sale are carried at the lower of aggregate cost or market. The market value of loans held for sale is determined by commitment agreements with investors or estimates by management based on comparable loan sales in the secondary market. Gains or losses on loan sales are recognized for financial reporting purposes at the time of sale and are determined by the difference between the sales proceeds and the carrying value of the loans, with an adjustment for recourse provisions or an allocation of the basis to the estimated fair value of servicing rights if servicing is retained.

Capitalized mortgage servicing assets consist of both purchased and originated servicing rights (collectively, "MSRs"). MSRs are amortized in proportion to, and over the period of, the estimated future net servicing revenues of the underlying mortgage loans. The Company's policy for assessing impairment of MSRs is based on their fair values and is evaluated by stratifying the MSRs based on predominant risk characteristics of the underlying loans, primarily interest rate. Fair value is estimated based on discounted anticipated future cash flows, taking into consideration market-based prepayment estimates. If the carrying value of the MSRs exceeds the estimated fair value, a valuation allowance is established. Changes to the valuation allowance are charged against or credited to amortization of MSRs.

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

Long-Lived Assets: The Company periodically evaluates the carrying value of long-lived assets in accordance with the provisions of SFAS No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Income Taxes: Consolidated corporate income tax returns are filed for EBI and its subsidiaries. The Company applies the provisions of SFAS No. 109 - Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach for determining income taxes. Under SFAS 109, deferred income taxes are recognized for the estimated tax effects of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets are only recognized when, in the judgment of management, it is more likely than not that they will be realized.

Stock-Based Compensation Plans: Effective January 1, 1997, the Company adopted SFAS No. 123 - Accounting for Stock Based Compensation ("SFAS 123"). SFAS 123 permits either the recognition of cost for the estimated fair value of employee stock-based compensation arrangements on the date of grant, or disclosure in the notes to the financial statements of the pro forma effects on net income and earnings per share, determined as if the fair value-based method had been applied in measuring compensation cost. The Company has adopted the disclosure option and continues to apply APB Opinion No. 25 - Accounting for Stock Issued to Employees ("APB 25") in accounting for its plans using the intrinsic value-based method. Accordingly, no compensation cost has been recognized for the Company's stock options granted during 1998 and 1997.


NOTE 3 - COMPREHENSIVE INCOME

In June 1997, the FASB issued SFAS No. 130 - Reporting Comprehensive Income ("SFAS 130"), which establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income is the total of all components of comprehensive income, including net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are included in comprehensive income but excluded from net income under generally accepted accounted principles. SFAS 130 became effective in 1998 and requires that comparative financial statements for earlier periods be reclassified to reflect application of the provisions of SFAS 130. Accordingly, the Company adopted SFAS 130 in 1998. Because there were no items of other comprehensive income for the years ended December 31, 1998 and 1997, the Company is not providing a report of comprehensive income for those periods. Comprehensive income for the year ended December 31, 1996 consisted of a net loss of $7.4 million and a $154,000 reclassification adjustment for gains on securities available for sale included in the net loss for 1996.


NOTE 4 - EARNINGS PER SHARE

The Company calculates its basic and diluted earnings per share ("EPS") in accordance with SFAS No. 128 Earnings Per Share ("SFAS 128"). Accordingly, the components of the Company's EPS calculations for the years ended December 31 are as follows:

                                                                1998               1997                1996
                                                                ----               ----                ----
     Net income (loss)                                      $ 1,012,523       $   (296,648)        $(7,377,011)
     Preferred stock dividends (Note 18)                     (1,789,727)        (1,635,488)         (1,446,868)
                                                             ----------         ----------          ----------
     Net loss available to common shareholders             $   (777,204)       $(1,932,136)        $(8,823,879)
                                                            ===========         ==========          ==========

     Weighted average common shares
       outstanding                                            1,059,138          1,055,776           1,051,180
                                                              =========          =========           =========

The Company's outstanding options and warrants (Note 19) are antidilutive with respect to loss available to common shareholders for each of the years presented; therefore, basic and diluted EPS are the same.


NOTE 5 - SALES OF BRANCHES

In January 1996, the Company formed a Strategic Evaluation Committee to explore the possible benefits of further expansion or contraction by branch sales. It was concluded with assistance from an independent consultant, that selling non-strategic bank branches and effectively shrinking the size of the asset base by approximately 50% was a strategy that ultimately would be in the best interests of the common and the preferred shareholders of the Company.

Accordingly, in addition to completing the already-negotiated sales of the Bank's Charlotte, Raleigh, Greensboro and Wilmington, North Carolina branches, the Company proceeded to negotiate the sale of the Bank's Norfolk, Portsmouth, Hampton, Newport News and Grafton, Virginia branches, which were completed during the last two quarters of 1996. Collectively, the nine branches sold during 1996 are referred to as the "Branches" and the sales are summarized below.

In the aggregate, the Bank sold deposits and related accrued interest totaling $167.5 million, along with loans and related accrued interest totaling $204,000, premises and equipment totaling $1.2 million, and other assets totaling $69,000. The sale of the Branches required cash of $162.0 million, which was funded by the sale of fixed-rate and adjustable-rate first mortgage loans totaling $118.3 million and mortgage-backed securities available for sale totaling $9.9 million, as well as the utilization of a portion of the Bank's excess liquidity. The Bank recognized a net loss of $1.0 million and a gain of $153,000 from the sale of loans and mortgage-backed securities, respectively. In the aggregate, the Bank recognized net gains of $1.9 million and $216,000 on the sale of deposits and premises and equipment, respectively, during 1996. In addition to transaction costs, the gain on the sale of deposits was reduced by a $1.9 million write-off of the remaining goodwill associated with certain of the Branches. The Company recognized a $5.9 million write-down in the net asset value of these branches prior to the consummation of their sale.


NOTE 6 - INVESTMENT SECURITIES

The amortized cost and fair value of securities held for investment at December 31 were as follows (in thousands):

                                                 1998                                        1997
                             ------------------------------------------  ------------------------------------------
                               Amortized   Gross Unrealized      Fair     Amortized    Gross Unrealized      Fair
                                 Cost      Gains     Losses      Value      Cost       Gains     Losses      Value
Securities of U.S. govern-
   ment agencies other than
   the U.S. Treasury            $2,750  $       -   $     46     $2,704     $2,299  $       -   $     82     $2,217
                                 =====   ========    =======      =====      =====   ========    =======      =====

The $2.8 million of U.S. government agency securities held for investment at December 31, 1998 consisted of a $2.0 million note issued by the Federal Home Loan Bank ("FHLB") which matures in the year 2000 and a $750,000 note issued by the FHLB which matures in the year 2002 provided a one-time call option is not exercised in October 1999. The U.S. government agency security with a book value of $750,000 and a fair value of $743,000 is pledged as collateral for public depository accounts over $100,000 at December 31, 1998. The U.S. government agency security with a book value of $2.0 million and a fair value of $1.96 million at December 31, 1998 is pledged as collateral for FHLB advances. No securities held for investment were sold in 1998, 1997, and 1996.

Securities available for sale at December 31, 1998 and 1997 consisted of a mutual fund investment that is designed for use as an overnight liquid investment. The mutual fund portfolio is invested in federal funds and repurchase agreements, which are fully collateralized by U.S. Government and/or agency obligations. The fund is managed to have an average maturity of one to seven days, and to maintain a stable net asset value of $1.00 per share. There were no sales of securities available for sale in 1998. Proceeds from the sale of securities available for sale totaled $2,500,000 and $6,650,000 in 1997 and 1996, respectively. No gains or losses were realized on these sales.

NOTE 7 - MORTGAGE-BACKED SECURITIES

The amortized cost and fair value of mortgage-backed securities ("MBS") held for investment, which consisted solely of the Company's interests in a real estate mortgage investment conduit ("REMIC"), at December 31 were as follows (in thousands):

                                                 1998                                        1997
                             ------------------------------------------  ------------------------------------------
                               Amortized   Gross Unrealized      Fair     Amortized    Gross Unrealized      Fair
                                 Cost      Gains     Losses      Value      Cost       Gains     Losses      Value
U.S. government agencies:
    Floating-rate REMIC         $1,456  $       -   $      2     $1,454     $1,905  $       -   $     19     $1,886
                                 =====   ========    =======      =====      =====   ========    =======      =====

The REMIC is pledged as collateral for FHLB advances at December 31, 1998. There were no sales of MBS held for investment in 1998, 1997 and 1996.

Proceeds from the sale of MBS available  for sale totaled  $10,068,189  in 1996.
Gross gains of $196,525 and gross losses of $43,337  were  realized in 1996.  No
MBS were classified as available for sale at December 31, 1998 and 1997.


NOTE 8 - LOANS

Net loans at December 31 include (in thousands):
                                                                                    1998                1997
                                                                                    ----                ----
    Real estate:
        First mortgages                                                            $152,891             $130,486
        Second mortgages                                                              7,525                8,699
        Construction and development                                                 19,430               16,583
        Commercial                                                                    6,470                5,970
    Consumer                                                                          5,984                5,426
    Commercial - other                                                                1,601                1,883
    Secured by deposits                                                                 621                  805
                                                                                 ----------            ---------
           Total Loans                                                              194,522              169,852

    Less:
        Unearned loan fees and discounts                                                  9                   29
        Allowance for loan losses                                                     1,845                2,382
                                                                                  ---------            ---------
           Net Loans                                                               $192,668             $167,441
                                                                                    =======              =======

Included in total loans at December 31, 1998 and 1997 are unamortized premiums of $951,000 and $668,000, respectively.

At December  31, net loans  included  the  following  collateral-dependent  real estate loans (in thousands):
                                                                                     1998                 1997
                                                                                     ----                 ----
    First mortgages                                                                  $298                 $611
    Second mortgages                                                                    -                   79
                                                                                    -----                 ----
           Total collateral-dependent real estate loans                               298                  690

    Less:
        Allowance for loan losses                                                      37                  130
                                                                                     ----                  ---
           Net collateral-dependent real estate loans                                $261                 $560
                                                                                      ===                  ===

As of December 31, 1998, the Bank had outstanding commitments (including unfunded portions of lines of credit and construction loan commitments) to fund approximately $20.5 million in mortgage loans and $435,000 in nonmortgage loans. In addition, the Bank's construction loan portfolio includes loans to individuals that will convert to permanent loans upon completion of construction. As of December 31, 1998, such commitments aggregated $1.3 million of fixed rate mortgage loans and $20.3 million of adjustable rate mortgage loans. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because it is possible that the commitments can expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held generally consists of real estate.

The Bank originates first and second mortgage and consumer loans primarily in North Carolina and Virginia. The Bank will also acquire residential mortgage loans from third parties. Loans previously acquired comprised approximately 44% and 42% of total loans at December 31, 1998 and 1997, respectively. The Bank requires collateral on all residential mortgage loans and, at origination, generally requires that loan-to-value ratios be no greater than 80%, unless private mortgage insurance has been obtained, in which case higher loan-to-value ratios may be maintained.

At December 31, 1998 and 1997, the Company had $1.2 million and $1.6 million, respectively, in nonaccrual loans. Interest income which would have been recorded in accordance with the original terms of the nonaccrual loans amounted to approximately $115,000, $171,000 and $291,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Changes in the allowance for loan losses for the years ended December 31 are as follows:

                                                                1998               1997             1996
                                                                ----               ----             ----
         Balance at beginning of period                       $2,381,639        $2,555,688       $ 5,251,295
         Provision for loan losses                                12,699           113,467         1,410,710
                                                             -----------        ----------        ----------
                                                               2,394,338         2,669,155         6,662,005
         Loans charged-off, net of recoveries                   (549,043)         (287,516)       (4,106,317)
                                                              ----------        ----------        ----------
         Balance at end of period                             $1,845,295        $2,381,639       $ 2,555,688
                                                               =========         =========        ==========

Loans held for sale at December 31, 1998 and 1997 consisted of first mortgage loans originated by Essex First. As of December 31, 1998, Essex First had outstanding commitments to fund mortgage loans totaling approximately $1.7 million, which were committed for sale to unaffiliated third parties.

Essex First sells substantially all conventional loans without recourse so that losses incurred as a result of nonperformance with respect to the loans sold become the responsibility of the purchaser of the loan as of the date of the closing. On occasion, however, Essex First will sell conventional loans in the secondary market with recourse. As of December 31, 1998, there were $969,000 of loans outstanding which were previously originated and sold by Essex First in the secondary market with recourse.

NOTE 9 - FORECLOSED PROPERTIES

Foreclosed properties at December 31 consist of the following:

                                                                                1998                1997
                                                                                ----                ----
             Properties acquired through foreclosure                          $684,900           $1,666,381
             Less allowance for losses                                         113,606              154,752
                                                                               -------           ----------
                                                                              $571,294           $1,511,629
                                                                               =======            =========

Changes in the allowance for losses on foreclosed  properties for the year ended
December 31 are as follows:
                                                                          1998             1997           1996
                                                                          ----             ----           ----
             Balance at beginning of year                              $ 154,752        $ 178,937       $199,145
             Provision for losses on
               foreclosed properties                                     126,338          159,341        (21,345)
                                                                         -------         --------       --------
                                                                         281,090          338,278        177,800
             Charge-offs, net of recoveries                             (167,484)        (183,526)         1,137
                                                                        --------         --------      ---------
             Balance at end of year                                    $ 113,606        $ 154,752       $178,937
                                                                        ========         ========        =======


NOTE 10 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 include:
                                                                                1998                  1997
                                                                                ----                  ----
                  Land                                                      $   842,190          $   573,675
                  Buildings                                                   2,051,194            1,046,570
                  Furniture and equipment                                     3,027,647            2,681,370
                  Leasehold improvements                                        194,254              192,556
                  Property under capitalized lease                              537,737              537,737
                                                                             ----------           ----------
                                                                              6,653,022            5,031,908
                  Less accumulated depreciation
                    and amortization                                          3,469,445            3,105,179
                                                                              ---------            ---------
                                                                             $3,183,577           $1,926,729
                                                                              =========            =========

Certain premises are occupied under noncancelable operating lease agreements. Leases having contractual attributes of purchased premises or equipment are capitalized and shown in the table above along with related amortization.

Future minimum lease commitments with terms in excess of one year at December 31, 1998, including cost escalation provisions, are as follows:

                                                    Capital      Noncancelable
                                                     Lease      Operating Leases
   1999                                            $119,201        $251,546
   2000                                             119,201         249,381
   2001                                             119,201         219,279
   2002                                                   -          16,848
   2003                                                   -               -
   Later years                                            -               -
                                                -----------    ------------
     Total minimum lease payments                   357,603        $737,054
                                                                    =======
     Amount representing interest                    89,480
                                                    -------
     Present value of net minimum capitalized
       payments                                    $268,123
                                                    =======

Rent expense for the years ended December 31, 1998, 1997 and 1996 amounted to $342,496, $435,147 and $602,190, respectively.


NOTE 11 - DEPOSITS

Deposits at December 31 include (dollars in thousands):

                                                         1998                                1997
                                               ------------------------            -----------------------
                                               Amount           Percent            Amount          Percent
                                               ------           -------            ------          -------
         NOW accounts -
           noninterest-bearing                 $  16,791          8.95%              $  5,056         3.28%
         Passbook and Christmas
           Club                                    4,385          2.34                  3,948         2.57
         NOW accounts                              4,792          2.55                  3,965         2.58
         Money market                             27,878         14.86                 25,698        16.69
         Certificate accounts -
           4.01% to 6.00%                        113,403         60.44                 87,378        56.77
           6.01% to 8.00%                         20,377         10.86                 27,844        18.09
           8.01% to 10.00%                             6           .00                     38          .02
                                                 -------        ------                -------       ------
                                                $187,632        100.00%              $153,927       100.00%
                                                 =======        ======                =======       ======

A summary of certificate accounts by scheduled maturity at December 31, 1998 is as follows (in thousands):

                             1999                           $  94,139
                             2000                              23,436
                             2001                               6,476
                             2002                               5,518
                             2003 and thereafter                4,217
                                                             --------
                                                             $133,786
                                                             ========

Certificate accounts of $100,000 or more at December 31, 1998 and 1997 amounted to $22.7 million and $18.5 million, respectively.

Interest and weighted average rates on interest-bearing deposits for the years ended December 31 are as follows:

                                      1998                       1997                         1996
                            ----------------------      ----------------------      ----------------------
                               Interest    Rate             Interest    Rate           Interest    Rate
                               --------    ----             --------    ----           --------    ----
   Passbook and
     Christmas Club          $   147,405   3.49%          $   133,737   3.48%       $    225,525   3.33%
   NOW accounts                  122,330   2.81               122,773   2.83             149,324   2.80
   Money Market
     accounts                  1,317,156   4.91             1,041,566   4.87             949,835   4.50
   Certificate accounts        6,904,210   5.67             6,381,238   5.73          10,620,589   5.78
                               ---------                    ---------                 ----------
                              $8,491,101   5.40%           $7,679,314   5.45%        $11,945,273   5.51%
                               =========                    =========                 ==========


NOTE 12 - FEDERAL HOME LOAN BANK ADVANCES

Borrowings from the FHLB at December 31 consist of the following (in thousands):

Maturity                            Interest Rate                           1998                   1997
--------                            -------------                       -----------             ----------
1998                                4.01% to 7.00%                         $     -                $21,139
1999                                5.01% to 6.00%                          17,308                  1,808
2000                                4.01% to 6.00%                           7,600                    600
                                                                           -------               --------
                                                                           $24,908                $23,547
                                                                            ======                 ======

Weighted average rate at end of period                                       5.89%                  5.75%
                                                                             ====                   ====

With the exception of $2.5 million and $2.0 million of FHLB advances outstanding at December 31, 1998 and 1997, respectively, all FHLB advances outstanding at December 31, 1998 and 1997 carried fixed rates of interest. The $2.5 million adjustable rate FHLB advances outstanding at December 31, 1998 will mature in 1999 and the applicable rate is indexed to the FHLB overnight deposit rate. The $2.0 million adjustable rate FHLB advance at December 31, 1997 matured in 1998.

Advances from the FHLB at December 31, 1998 are collateralized by (i) mortgage loans with a total principal balance of approximately $64.2 million, (ii) investment securities with a book value of $2.0 million and (iii) MBS with a book value of $1.5 million. The unused lendable collateral value was $31.6 million at December 31, 1998.


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

NOTE 14 - INCOME TAXES

The Company is subject to federal and state income taxes, and files a consolidated federal income tax return with its subsidiaries. The Company's provision for income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal tax rate to loss before extraordinary items and income taxes for the years ended December 31 as follows:

                                                     1998                       1997                    1996
                                           ------------------------  ----------------------- ------------------------
                                             Amount           %         Amount       %          Amount         %
                                             ------           -         ------       -          ------         -
Provision for (benefit from) income taxes
  at statutory federal tax rate              $ 168,317       34.0%     $(100,860)  (34.0)%    $(2,508,184)   (34.0)%
Increase (decrease) resulting from:
   Unrecognized (recognized) tax benefits     (192,437)     (38.8)        91,443    30.8          991,196     13.4
   Future benefit of net deferred tax assets
      not previously recognized               (550,000)    (111.1)             -     -                  -      -
   State income taxes                           21,467        4.3              -     -                  -      -
   Amortization of excess of cost
     over net assets acquired                   21,101        4.3         21,101     7.1        1,507,950     20.5
   Other                                        14,078        2.8        (11,684)   (3.9)           9,038      0.1
                                             ---------     ------      ---------    ----     ------------     ----

                                             $(517,474)    (104.5)%    $       -       -%     $         -       -%
                                              ========     ======       =========   ====       ==========     ====

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                                              1998                    1997
                                                                              ----                    ----
Deferred tax liabilities
           FHLB stock                                                   $      92,297            $      92,297
           Basis in acquired loans                                          1,776,015                2,114,303
           Premises and equipment                                              (4,424)                  32,331
           Other                                                               31,282                   26,362
                                                                         ------------             ------------
                  Total deferred liabilities                                1,895,170                2,265,293

Deferred tax assets
          Net operating loss ("NOL") carryforwards7,252,973                 7,562,091
           Alternative minimum tax ("AMT")
             credit carryover                                                 330,000                  330,000
           MSRs                                                                58,710                   78,280
           Allowance for losses on loans and
             foreclosed properties                                            449,908                  596,417
           Core deposit intangible                                            968,590                1,049,306
           Other                                                              364,462                  383,524
                                                                          -----------              -----------
                  Total deferred assets                                     9,424,643                9,999,618
                                                                           ----------               ----------
                  Net deferred tax assets before valuation
                    allowance                                               7,529,473                7,734,325
                  Valuation allowance for net deferred tax
                     assets                                                (6,979,473)              (7,734,325)
                                                                           ----------               ----------
                  Net deferred tax assets                                $    550,000              $         -
                                                                          ===========               ==========

The Company applies an asset and liability approach for determining income taxes as required by SFAS 109. A valuation allowance has been established for a significant portion of the Company's deferred tax assets and liabilities because, based on management's assessment, their ultimate realization cannot be assured. In 1998, the Company recorded net deferred tax assets of $550,000 on the basis of improvements in profitability and management's expectation that sufficient taxable income will be generated to utilize a portion of the Company's NOLs and reversing temporary differences. It is possible that the

Company's financial position and management's assessment of its ability to generate taxable income will change in the near term and result in a material adjustment to the valuation allowance.

The Bank and its subsidiaries qualify under provisions of the Internal Revenue Code that permit federal income taxes to be computed after deductions for additions to bad debt reserves. These deductions may be computed using either actual charge-offs or additions to its reserves based on the Bank's historical experience. If the amounts which have qualified as bad debt deductions (approximately $525,000 at December 31, 1998) are used for purposes other than to absorb bad debt losses, they will be subject to federal income tax at the then applicable rates.

At December 31, 1998, the Company had NOL carryforwards for income tax purposes of approximately $19.1 million expiring in the years 2007 through 2011. The utilization of such NOL carryforwards may be limited by the Internal Revenue Code in certain circumstances, including a change in ownership of the Company's common stock. In addition, the Company had an AMT credit carryover of $330,000 at December 31, 1998, which can be carried forward indefinitely.


NOTE 15 - MORTGAGE LOAN SERVICING

At December 31, 1998, 1997, and 1996, the Company serviced or subserviced approximately 15,100, 8,400 and 13,300 loans, respectively, with the following outstanding principal balances (in thousands) at December 31 and related servicing fee income during the respective years ended December 31:

                                      1998                           1997                        1996
                            -------------------------       -------------------------   ------------------------
                                Loan           Loan             Loan          Loan          Loan          Loan
                             Principal      Servicing        Principal     Servicing     Principal     Servicing
                             Balances       Fee Income       Balances      Fee Income    Balances      Fee Income
                             --------       ----------       --------      ----------    --------      ----------
Loans owned by the
   Company                  $  144,602     $        -        $128,430     $        -    $  126,373    $        -
Servicing and sub-
  servicing rights owned/
  participated in by the
  Company                    1,056,677      1,222,478         354,245      1,312,476       997,279     1,665,768
                             ---------      ---------         -------      ---------    ----------     ---------
                            $1,201,279     $1,222,478        $482,675     $1,312,476    $1,123,652    $1,665,768
                             =========      =========         =======      =========     =========     =========

Servicing fee income is net of $1,088,046 in 1998, $858,992 in 1997 and $1,878,725 in 1996 paid to unaffiliated subservicing clients.

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

As agent for investors for whom loans are serviced, the Company maintains escrow and custodial accounts in which borrower payments for principal, interest, taxes and insurance are deposited. At December 31, 1998, approximately $10.6 million of such accounts were on deposit at unaffiliated banks and $15.7 million of such accounts were on deposit at the Bank.

The fair value of MSRs was $831,000 and $1.2 million at December 31, 1998 and 1997, respectively. As a result of accelerated mortgage loan prepayment activity during 1998, the Company recognized a valuation allowance in order to reduce the carrying value of its MSRs to the estimated fair value at December 31, 1998. There were no valuation allowances for MSRs at December 31, 1997. Following is an analysis of the changes in the Company's MSRs for the years ended December 31:

                                              Carrying        Valuation
                                                Value         Allowance
                                                -----         ---------
       Balance at January 1, 1996            $1,634,307         $      -
       Purchases                                243,297                -
       Amortization                            (528,444)               -
                                             ----------           ------
       Balance at December 31, 1996           1,349,160                -
       Purchases                                289,253                -
       Amortization                            (468,647)               -
                                             ----------           ------
       Balance at December 31, 1997           1,169,766                -
       Purchases                                102,518                -
       Amortization                            (387,545)         (53,542)
                                             ----------           ------
       Balance at December 31, 1998         $   884,739         $(53,542)
                                             ==========           ======

Advances for taxes, insurance and other disbursements consist of advances on behalf of investors and advances on behalf of certain investors that have requested the Company to perform special collection and administrative services. In addition, certain investors have recourse against the Company in the event of default on loans which are serviced under a regular servicing option. A valuation allowance has been established for advances for taxes, insurance and other disbursements and for the Company's recourse obligations to provide for future losses related to the Company's servicing portfolio.


NOTE 16 - NOTES PAYABLE

Notes payable at December 31, 1997 consisted solely of a note payable to the former president of an acquired savings institution and its holding company. The note accrued interest at 9.50% per annum. Originally, the note was due in five equal annual installments, plus accrued interest thereon. However, in conjunction with a severance settlement with the former employee, EBI agreed to repay this note in its entirety in February 1998.


NOTE 17 - EMPLOYEE BENEFIT PLANS

Employees of EBI's subsidiaries participate in a 401(k) retirement plan administered by EBI. Annual contributions to the plan are discretionary, as authorized by the boards of directors of EBI and its subsidiaries. In 1998, the Company initiated a 25% match for employee contributions of up to 6.00% of compensation as defined by the plan, which resulted in a $35,829 matching contribution by the Company for the plan year ended December 31, 1998. The Company made a "qualified non-elective" contribution of $38,379 for the plan year ended December 31, 1997 in order to maintain the plan's qualified tax status. The Company did not make a contribution to the plan for 1996.

Certain employees of EBI's subsidiaries participate in a Supplemental Executive Retirement Plan ("SERP"). An expense of $38,808, $37,808 and $38,836 was recognized in 1998, 1997 and 1996, respectively, in connection with employee vesting in the SERP. The SERP provides deferred compensation of 5% to 10% of a covered employee's salary. Deferred compensation in excess of 5% is discretionary and subject to the approval of EBI's Executive Compensation Committee. Participants in the SERP as of December 31, 1998 are 100% vested.

NOTE 18 - PREFERRED STOCK

On September 15, 1995, EBI merged with Home Bancorp, Inc. ("Home Bancorp") and its wholly-owned subsidiary Home Savings Bank, F.S.B., a Norfolk, Virginia-based savings institution (the "Home Acquisition"). In exchange for all of the outstanding stock of Home Bancorp, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of EBI with a redemption and liquidation value of $14.2 million for the Series B preferred stock and $834,000 for the Series C preferred stock. The preferred stock is redeemable at the option of the Company. The 2,125,000 shares of Series B preferred stock bear a cumulative annual dividend rate of 9.5% (based on the redemption value) and the 125,000 shares of Series C preferred stock bear a cumulative annual dividend rate of 8.0% (based on the redemption value). The Series C preferred stock is senior to Series B preferred stock with respect to the payment of dividends, and the holders of the Series C preferred stock may, in their discretion, from time to time in whole or in part, elect to convert such shares of Series C preferred stock into a like amount of Series B Preferred Stock. Cumulative but undeclared dividends and accrued interest thereon for the Series B and Series C preferred stock were $4,997,493 and $242,613, respectively, as of December 31, 1998.


NOTE 19 - COMMON STOCK

Warrants: In connection with the Home Acquisition, the stockholders of Home Bancorp received warrants to purchase 7,949,000 shares of EBI common stock at a price of $0.9375 per share, which was the price of EBI common stock as of June 30, 1995. The warrants became exercisable in September 1998 and will expire in September 2005.

Stock Options: In 1995, the Company adopted the Essex Bancorp, Inc. Stock Option Plan (the "Option Plan"), which was submitted to and approved by the shareholders of EBI in May 1995. In June 1995, EBI's Board of Directors approved the First Amendment to the Option Plan which reduced the number of options and rights which can be granted with respect to EBI's common stock under the Option Plan to 930,000 shares. Stock appreciation rights ("SARs") may be issued in tandem with options granted under the Plan. These SARs entitle the holder to receive, without any payment to EBI, either cash or shares of EBI common stock, or a combination thereof, in an amount, or having a fair market value determined as of the date of exercise, equal to the excess of the fair market value per share on the date of exercise of the SAR over the price of the related option. SARs become exercisable only in the event of a change of control as defined in the Second Amendment to the Option Plan. Such a change in control occurred during 1996 as a result of the sale of the Branches, thus accelerating the vesting of all of the Company's employee stock options granted June 30, 1995 and their related SARs. All options granted June 30, 1995 were exercised during 1997 and 1996 under the SAR provisions of the options. The options outstanding as of December 31, 1998 consist of the following: 102,200 exercisable on May 28, 2000 that will expire on May 28, 2007; 6,000 exercisable on February 17, 2001 that will expire on February 17, 2008; and, 20,000 exercisable on March 31, 2001 that will expire on March 31, 2008.

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

The following table summarizes activity under the option plans for years ended December 31, 1998, 1997 and 1996 and the status at December 31, 1998.

                                                           Option Plan              Directors Option Plan
                                                           -----------              ---------------------
                                                      Number of      Option        Number of        Option
                                                       Options        Price         Options          Price
                                                       -------        -----         -------          -----
    Options outstanding, January 1, 1996               441,541       $0.9375         2,900     $0.9375-3.8750
    Granted                                             40,398        3.2500         1,350          2.0625
    Exercised                                         (210,955)       0.9375        (1,000)         0.9375
    Canceled                                           (10,000)       3.2500             -             -
    Canceled                                           (46,294)       0.9375             -             -
                                                     ---------                  ----------
    Options outstanding, December 31, 1996             214,690   0.9375-3.2500       3,250      0.9375-3.8750
    Granted                                            110,200        1.3750         1,350          5.6250
    Exercised                                         (184,292)       0.9375             -             -
    Canceled                                            (8,000)       1.3750             -             -
    Rescinded for replacement                          (30,398)       3.2500             -             -
                                                     ---------                  ----------
    Options outstanding as of December 31, 1997        102,200        1.3750         4,600      0.9375-5.6250
    Granted                                              6,000        5.8750         1,350          2.2500
    Granted                                             20,000        4.8750             -             -
                                                     ---------                  ----------
    Options outstanding as of December 31, 1998        128,200   1.3750-5.8750       5,950      0.9375-5.6250
                                                      ========                       =====

    Options exercisable as of December 31, 1998              -                       4,600
                                                      ========                       =====
    Options available for future grant
       as of December 31, 1998                         406,553                      13,050
                                                       =======                      ======

The Company recognized compensation expense of $498,051 and $412,743 during the years ended December 31, 1997 and 1996, respectively, for the options granted June 30, 1995 under the Option Plan, which were exercised in their entirety under the SAR provisions of the options. As of December 31, 1998, the Company continued to recognize an obligation of $703,000 to its Chief Executive Officer resulting from the exercise of his SARs in November 1997. A determination has not yet been made as to the date and method of payment to satisfy this obligation.

Had compensation cost of the Option Plan been determined based on the fair value at the grant date for awards made under the plan, consistent with the method of SFAS 123, the Company's net income (loss) and loss per share would have been $969,000 and $.77 for the year ended December 31, 1998 and $(312,000) and $1.84 for the year ended December 31, 1997. The weighted average fair value of the options granted during 1998 and 1997 would have been $2.58 per share and $0.71 per share, respectively. The fair value of each option granted under the Option Plan during 1998 and 1997 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rates of return of 5.61% in 1998 and 6.29% in 1997 and a dividend yield of zero, expected life of five years and volatility of 50% for 1998 and 1997.

Stock Purchase Plan: In 1995, the Company adopted the Essex Bancorp, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"), which was submitted to and approved by the shareholders of EBI in May 1995. The Stock Purchase Plan permits all eligible employees of the Company to purchase through after-tax payroll deductions, at a 15% discount, shares of the Company's common stock. During the years ended December 31, 1998, 1997 and 1996 employees acquired approximately 2,506, 4,757 and 3,694, respectively, newly-issued shares of the Company's common stock under the Stock Purchase Plan. Effective October 1998, the Company suspended purchases of the Company's common stock under the Stock Purchase Plan.

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

The following summary presents the methodologies and assumptions used to estimate the fair value of the Company's financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature, and therefore, the results may not be precise. The subjective factors utilized include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. In addition, the calculation of estimated fair values is based on market conditions at December 31, 1998 and 1997 and may not be reflective of current or future fair values.

Financial Assets. The carrying amounts reported for cash and cash equivalents, FHLB stock, loans held for sale, and securities available for sale approximate those assets' fair values. Fair values for securities and mortgage-backed securities held for investment are based on quoted market prices or dealer quotes. The fair value of residential and consumer loans held for investment is based on the Sensitivity Report produced for the Bank by the FHLB. The fair values in this Sensitivity Report are determined by discounted cash flows based upon yield, maturity, repricing, and current rate data reported by the Bank to the OTS. Commercial real estate and construction and development loans are valued based upon discounted cash flows with discount rates approximating rates that would be offered those individual borrowers to extend their credits as of December 31, 1998 and 1997. For nonperforming loans, the estimated fair value is not greater than the estimated fair value of the underlying collateral.

Financial Liabilities. The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair values of fixed maturity certificates of deposit and FHLB advances are based on the Sensitivity Report produced for the Bank by the FHLB. The fair values in this Sensitivity Report are determined by discounted cash flows based upon maturity, cost, and current rate data as reported by the Bank to the OTS. The carrying amount of notes payable approximates the fair value for those liabilities.

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

                                                             December 31, 1998              December 31, 1997
                                                      ----------------------------     ---------------------------
                                                                        Estimated                       Estimated
                                                         Carrying         Fair            Carrying        Fair
                                                           Value          Value             Value         Value
                                                           -----          -----             -----         -----
                                                                              (in thousands)
Financial Assets
     Cash and cash equivalents.....................      $  17,945       $  17,945        $  11,033    $  11,033
     FHLB stock....................................          1,549           1,549            1,431        1,431
     Securities available for sale.................             18              18               17           17
     Securities held for investment................          2,750           2,704            2,299        2,217
     Mortgage-backed securities held for
        investment.................................          1,456           1,454            1,905        1,886
     Loans held for sale...........................          4,486           4,486            2,165        2,165
     Loans held for investment, net................        192,668         197,288          167,441      169,843

Financial Liabilities
     Deposits with no stated maturity..............      $  53,846       $  53,846        $  38,667    $  38,667
     Time deposits.................................        133,786         134,895          115,260      115,624
     FHLB advances.................................         24,908          25,030           23,547       23,558
     Notes payable.................................              -               -               72           72
     Capital lease obligations.....................            268             269              332          332
     Off-balance sheet commitments
        and recourse obligations...................              -              71                -           62

NOTE 21 - REGULATORY MATTERS

The Bank is required pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Office of Thrift Supervision ("OTS") regulations promulgated thereunder to satisfy three separate requirements of specified capital as a percent of the appropriate asset base: a tangible capital requirement, a core or leverage capital requirement, and a risk-based capital requirement. At December 31, 1998, the Bank was in compliance with the capital requirements established by FIRREA.

Section 38 of the Federal Deposit Insurance Act, as added by the FDIC Improvement Act ("FDICIA"), requires each appropriate agency and the FDIC to, among other things, take prompt corrective action ("PCA") to resolve the problems of insured depository institutions that fall below certain capital ratios. Federal regulations under FDICIA classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I or leverage capital, Tier I risk-based capital, and total risk-based capital. As of December 31, 1998 and 1997, the Bank was "well capitalized" for PCA purposes.

The Bank's capital amounts and ratios as of December 31, 1998 and 1997 are presented in the following tables (dollars in thousands):

                                                                                              To Be Well
                                                                   For Capital             Capitalized Under
                                          Actual                Adequacy Purposes           PCA Provisions
                                          ------                -----------------           --------------
                                     Amount       Ratio        Amount         Ratio       Amount        Ratio
                                     ------       -----        ------         -----       ------        -----
As of December 31, 1998
   Total risk-based capital          $17,364     13.09%         $10,609      8.0%         $13,261     =>10.0%
   Tier I risk-based capital          16,071     12.12%           5,304      4.0%           7,957      =>6.0%
   Tier I (core) capital              16,071      6.97%           9,223      4.0%          11,529      =>5.0%
   Tangible equity                    16,071      6.97%           3,459      1.5%               -          -

As of December 31, 1997
   Total risk-based capital          $16,762     14.33%          $9,354      8.0%         $11,692     =>10.0%
   Tier I risk-based capital          15,298     13.08%           4,677      4.0%           7,015      =>6.0%
   Tier I (core) capital              15,298      7.86%           7,790      4.0%           9,738      =>5.0%
   Tangible equity                    15,298      7.86%           2,921      1.5%               -          -


NOTE 22 - PARENT COMPANY ONLY Financial Information

Condensed  financial  information of EBI is presented  below.  While EBI and the
Bank are not operating under any  supervisory  agreements with the OTS, the Bank must  seek a letter  of  nonobjection  from the OTS  prior  to  making  dividend payments to EBI.
                                                  Balance Sheets
                                            December 31, 1998 and 1997
                                                  (in thousands)
                                                                               1998                1997
                                                                               ----                ----
ASSETS
  Cash                                                                     $       92            $     190
  Investment in subsidiaries                                                   16,646               15,638
  Other                                                                           260                  257
                                                                             --------             --------
                                                                              $16,998              $16,085
                                                                               ======               ======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Notes payable                                                           $         -            $      72
  Redeemable Preferred Stock redemption proceeds payable                           84                   85
  Other                                                                         1,079                1,111
                                                                              -------              -------
    Total Liabilities                                                           1,163                1,268

SHAREHOLDERS' EQUITY                                                           15,835               14,817
                                                                               ------               ------
                                                                              $16,998              $16,085
                                                                               ======               ======


                                             Statements of Operations
                               For the years ended December 31, 1998, 1997 and 1996
                                                  (in thousands)

                                                                   1998               1997              1996
                                                                   ----               ----              ----

Interest expense on notes payable                                $     (1)           $   (9)         $    (11)
Stock option compensation                                               -              (601)                -
Net operating income                                                    5                25                60
                                                                  -------             -----           -------
  Net income (loss) before undistributed
    income (loss) of subsidiaries                                       4              (585)               49
Undistributed income (loss) of subsidiaries                         1,009               288            (7,426)
                                                                    -----              ----            ------
  Net  income (loss)                                               $1,013             $(297)          $(7,377)
                                                                    =====              ====            ======

                                             Statements of Cash Flows
                               For the years ended December 31, 1998, 1997 and 1996
                                                  (in thousands)
                                                                   1998               1997              1996
                                                                   ----               ----              ----
OPERATING ACTIVITIES
  Net income (loss)                                               $ 1,013             $(297)          $(7,377)
  Adjustments to reconcile net income (loss)
    to cash (used in) provided by operating
    activities:
      Equity in (income) loss of subsidiaries                      (1,009)             (288)            7,426
      Dividends from subsidiaries                                       -               108                 -
      Decrease (increase) in other assets                              (3)             (256)                1
      Increase (decrease) in other liabilities                        (32)              827                (7)
                                                                 --------              ----           -------
        NET CASH (USED IN) PROVIDED BY
         OPERATING ACTIVITIES                                         (31)               94                43
                                                                 --------             -----            ------

FINANCING ACTIVITIES
  Payments on notes payable                                           (72)              (24)              (24)
  Redemption of Settlement Preferred Stock                             (1)               (5)             (104)
  Common stock issued under the Employee Stock
    Purchase Plan                                                       6                 8                 7
                                                                 --------            ------           -------
       NET CASH USED IN FINANCING
       ACTIVITIES                                                     (67)              (21)             (121)
                                                                  -------             -----             -----

        NET INCREASE (DECREASE) IN CASH                               (98)               73               (78)
        Cash at beginning of period                                   190               117               195
                                                                  -------              ----             -----

        CASH AT END OF PERIOD                                    $     92             $ 190            $  117
                                                                  =======              ====             =====

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash interest paid                                             $     13          $      -           $    11

As of December 31, 1998 and 1997, other liabilities included a $703,000 obligation to the Company's Chief Executive Officer resulting from the exercise of his SARs in November 1997. A determination has not yet been made as to the date and method of payment to satisfy this obligation. EBI's stock option compensation during 1997 reflects expense recognized at the holding company for the SARs held by the Chief Executive Officer after the obligation was transferred from the Bank to EBI in March 1997.

NOTE 23 - SEGMENT INFORMATION

The Company adopted SFAS No. 131 - Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), as required for this Annual Report. SFAS 131 requires companies to report information about the revenues derived from the enterprise's segments, about the geographical divisions in which the enterprise earns revenues and holds assets and about major customers.

The Company operates through three primary business segments: retail community banking, mortgage banking and mortgage loan servicing. These segments are evaluated based primarily on revenues from customers and pre-tax profit contribution to the total Company. Segment revenues from customers consist of
(i) net interest income, which represents the difference between interest earned on loans and investments and interest paid on deposits and other borrowings and
(ii) noninterest income, which consists primarily of mortgage loan servicing fees, mortgage banking income (primarily gains on the sale of loans) and service charges and fees (primarily on deposits and the loan servicing portfolio). All inter-segment transactions are eliminated to arrive at the total Company revenue and pre-tax income (loss). In addition, the impact of the sales of the Branches recognized by the Company in 1996 are not allocated to the segments and are presented separately. Segment revenues and pre-tax income (loss) are determined using accounting policies consistent with those applied in the preparation of the consolidated financial statements.

                                 Retail                       Mortgage
                                Community      Mortgage         Loan          Corporate/      Sales of
                                 Banking        Banking       Servicing      Eliminations     Branches      Total
                                 -------        -------       ---------      ------------     --------      -----
                                                           (in thousands)
1998 Segment Information
Customer revenues              $  4,047        $ 2,672         $ 1,565       $      81      $       -     $  8,365
Affiliate revenues                    -            497             443            (940)             -            -
Depreciation and amortizaion         99             63              81             126              -          369
Pre-tax income (loss)             1,008          1,552             158          (2,223)             -          495
Total assets                    207,189         23,710           9,063          (8,922)             -      231,040

1997 Segment Information
Customer revenues                 3,666          2,158           1,511             445              -        7,780
Affiliate revenues                    -            385             536            (921)             -            -
Depreciation and amortizaion         70             87              94             169              -          420
Pre-tax income (loss)               422          1,037             543          (2,299)             -         (297)
Total assets                    181,072         18,865           6,683         (11,532)             -      195,088

1996 Segment Information
Customer revenues                 5,394          2,051           1,567              87          1,291       10,390
Affiliate revenues                    -            456             711          (1,167)             -            -
Depreciation and amortizaion        134            101             121             183              -          539
Pre-tax income (loss)              (421)           573             700          (3,640)        (4,589)      (7,377)
Total assets                    159,622         19,096           6,732         (11,183)             -      174,267

Retail Community Banking. The Company provides retail community banking services through the Bank, which operates four retail banking branches located in North Carolina and Virginia. The Bank is a savings association that attracts deposits from the general public in its primary market area, which, together with borrowings from the FHLB, fund the Bank's investment predominately in real estate mortgage loans.

Mortgage Banking. The Company engages in mortgage banking activities through Essex First, which conducts its operations out of four offices located in North Carolina and Virginia. Essex First was established primarily to originate loans for sale to private investors in the secondary market in order to generate fee income while avoiding the interest rate and credit risk associated with holding long-term fixed-rate mortgage loans in its portfolio. In addition, the majority of the Bank's loan product is currently originated by Essex First. A majority of all residential mortgage loans originated by Essex First for sale in the secondary market are sold with servicing released to third party investors in order to enhance fee income. Substantially all of the loans originated by Essex First and not sold with servicing released to third party investors are sold to the Bank on a whole loan basis. In addition to its secondary marketing activities, Essex First derives interest revenue from its residential construction loan programs for individuals and builders. Construction lending activities generally are limited to Essex First's primary market, with particular emphasis in the greater Richmond, Virginia market, the Tidewater, Virginia area and counties in northeastern North Carolina. More recently, Essex First has expanded its construction lending into the Raleigh, North Carolina, Northern Virginia and Maryland markets. Revenues and pre-tax income for the mortgage banking segment are presented before cost of funds allocation.

Mortgage Loan Servicing. The Company provides mortgage loan servicing through Essex Home, which conducts its operations out of a leased operations facility in Virginia Beach, Virginia. Revenues generated by Essex Home consist primarily of loan servicing fees, late charges and other ancillary fees. In addition to servicing loans for the Bank and Essex First and being licensed by Fannie Mae, Freddie Mac and Ginnie Mae, Essex Home services and subservices loans for approximately eight private investors and 47 subservicing clients. While Essex Home services mortgage loans secured by residential real estate throughout the United States, approximately 83% of its mortgage loan servicing portfolio is concentrated among New York, California, Virginia, North Carolina, New Jersey, Maryland, Florida, South Carolina and the District of Columbia. As of December 31, 1998, Essex Home serviced for affiliates and nonaffiliates in the aggregate approximately 15,100 loans totaling $1.2 billion.





                              [intentionally blank]

                                      ESSEX
                                  BANCORP, INC.

                              INVESTOR INFORMATION
Annual Meeting of Stockholders                        Annual Report on Form 10-K and
                                                      Additional Information
     The Annual  Meeting of  Stockholders  of Essex
Bancorp,  Inc.  will be held at The  Koger  Center,        A  copy  of  Form  10-K  as  filed   with  the
Building #5, First Floor Conference Room,  Norfolk,   Securities  and  Exchange  Commission  is available
Virginia on May 27, 1999 at 1:00 p.m.                 without   charge  to   stockholders   upon  written
                                                      request.  Requests  for  this  or  other  financial
Stock Price Information                               information  about Essex  Bancorp,  Inc.  should be
                                                      directed to:
     Essex  Bancorp,  Inc.'s common stock is listed
on the American Stock  Exchange  ("AMEX") under the   Jennifer L. DeAngelo, Corporate Secretary
symbol  "ESX." The table  below sets forth the high   Essex Bancorp, Inc.
and  low  sales  prices  of the  common  stock,  as   The Koger Center, Building #9, Suite 200
reported by the AMEX during 1998 and 1997.            Norfolk, Virginia  23502
                                                      Telephone (757) 893-1326
                   1998                 1997
             ----------------   ------------------    Independent Accountants
Quarter       High        Low      High       Low
-------       ----        ---      ----       ---     PricewaterhouseCoopers LLP
First       $6.7500    $3.9375  $ 2.1875   $1.0000    One Columbus Center, Suite 400
Second       5.1250     3.0000    1.8750    1.0000    Virginia Beach, Virginia 23462
Third        3.2500     1.9375   10.0000    1.0000    Telephone (757) 493-7700
Fourth       2.3750     1.3125    7.3750    3.5000

Stock Transfer Agent

     Stockholders who have questions about their accounts or who wish to change ownership or address of stock; to report lost, stolen or destroyed certificates; or to consolidate accounts, should contact:

Continental Stock Transfer and Trust Co.
2 Broadway
New York, NY  10004
Telephone (212) 509-4000

                                                    54


                                      ESSEX
                                  BANCORP, INC.

                             DIRECTORS AND OFFICERS

EXECUTIVE OFFICERS                                    DIRECTORS

Gene D. Ross                                          Gene D. Ross
Chairman, President and Chief Executive               Chairman, President and Chief Executive
  Officer                                               Officer
Essex Bancorp, Inc.,                                  Essex Bancorp, Inc.
Essex Savings Bank, F.S.B. and
Essex Home Mortgage Servicing                         Roscoe D. Lacy, Jr.
   Corporation                                        Vice President and General Manager
                                                      Miles Jennings, Inc.
Roy H. Rechkemmer, Jr.                                Elizabeth City, North Carolina
Senior Vice President-Finance/Treasurer               (industrial supply company)
Essex Bancorp, Inc. and
Essex Savings Bank, F.S.B.                            Robert G. Hecht
                                                      Chief Executive Officer
Mary-Jo Rawson                                        Trumbull Corporation
Vice President/Chief Accounting Officer               Pittsburgh, Pennsylvania
Essex Bancorp, Inc. and                               (highway construction company)
Essex Savings Bank, F.S.B.
                                                      Harry F. Radcliffe
Earl C. McPherson                                     President and Chief Executive Officer
President                                             Fort Pitt Capital Management
Essex First Mortgage, a Division of                   Pittsburgh, Pennsylvania
Essex Savings Bank, F.S.B.                            (investment management company)


                                                    55

                                      ESSEX
                                  BANCORP, INC.

                              CORPORATE INFORMATION

Executive Offices                                     Essex Savings Bank, F.S.B.
                                                      Retail Banking Offices
The Koger Center
Building #9, Suite 200                                Virginia
Norfolk, Virginia  23502                                   520 South Main Street
Telephone (757) 893-1300                                   Emporia, Virginia  23847

Subsidiaries of Essex Bancorp, Inc.                        1401 Gaskins Road
                                                           Richmond, Virginia  23233
Essex Savings Bank, F.S.B.
The Koger Center                                           2825 Godwin Boulevard
Building #9, Suite 200                                     Suffolk, Virginia  23434
Norfolk, Virginia  23502
Telephone (757) 893-1300                              North Carolina
                                                           400 W. Ehringhaus Street
Essex Home Mortgage Servicing                              Elizabeth City, North Carolina 27909
  Corporation
2420 Virginia Beach Boulevard, Suite 109              Essex First Mortgage, a Division of Essex
Virginia Beach, Virginia  23454                       Savings Bank, F.S.B.
Telephone (757) 631-4240                              Mortgage Loan Production Offices

                                                      Virginia
                                                           1401 Gaskins Road
                                                           Richmond, Virginia  23233

                                                           2430 Southland Drive, 3rd Floor
                                                           Chester, Virginia  23831

                                                           The Koger Center
                                                           Building #9, Suite 100
                                                           Norfolk, Virginia  23502

                                                      North Carolina
                                                           400 W. Ehringhaus Street
                                                           Elizabeth City, North Carolina  27909

                                                    56