Form 10-K, Exhibit 13
period 1999-12-31
ESSEX BANCORP INC /NEW
filed 2000-03-30
CIK 847325

                                                                      EXHIBIT 13





                                      ESSEX
                                  BANCORP, INC.



                               1999 ANNUAL REPORT

                                      ESSEX
                                  BANCORP, INC.

                                Table of Contents


                                                                      Page
                                                                    --------

     Message to Our Stockholders                                        1

     Five Year Financial Summary                                        4

     Management's Discussion and Analysis                               5

     Report of Independent Accountants                                 23

     Consolidated Financial Statements                                 24

     Notes to Consolidated Financial Statements                        30

     Investor Information                                              51

     Directors and Officers                                            52

     Corporate Information                                             53

                                     ESSEX
                                 BANCORP, INC.

                           MESSAGE TO OUR STOCKHOLDERS



To Our Stockholders:

I am pleased to announce that Essex Bancorp, Inc. ("Essex") achieved a net income of $2.2 million for the fiscal year ending December 31, 1999, which includes the recognition of a portion of the tax benefits associated with historical losses. Recognition of these tax benefits is a reflection of the increasing trend in core profitability and favorable expectations of income in the near term. We are pleased with the development, but we will not be satisfied until Essex is recognized as a high performance financial institution when compared with similar-type franchises and our profitability consistently exceeds the annual dividends on our preferred stock.

Today, we believe Essex has the strongest balance sheet in its history. During 1999, Essex improved fundamentals in several areas. For example, (i) total assets increased by approximately 20.2% from 1998 to $277.7 million at December 31, 1999, (ii) total deposits increased approximately 13.1% from 1998 to $212.2 million at December 31, 1999, (iii) non-performing assets declined by approximately 27.5% to a ratio to total assets of .48% - the lowest in Essex's history, (iv) loan loss coverage, expressed as the ratio of the allowance for loan losses to non-performing loans, increased 25.3% from the end of 1998 to 182.9% at December 31, 1999 and (v) servicing levels for non-affiliates have reached historical highs of 15,300 loans with unpaid principal balances totaling $1.5 billion at December 31, 1999. Further, Essex's regulatory relationship and overall risk profile has strengthened and improved yet again in 1999. Mid-year, Essex completed the simplification of its organization structure. As a result, Essex directly owns just one subsidiary, Essex Savings Bank, F.S.B., which also operates a mortgage loan origination division and owns two subsidiaries, a mortgage loan servicing operation and a title agency. This structure is extremely simple to understand, operate and communicate to those parties with whom we do business. I encourage you to read the Management's Discussion and Analysis of Financial Condition and Results of Operations, in order to enhance your understanding of Essex's overall performance and its major lines-of-business in 1999.

In 1999, the company diverted a considerable amount of management time to ensuring that the Year 2000 transition went smoothly. Based on the extensive testing following January 1, 2000, Essex was very successful in its three-year effort to prepare for the Year 2000 date change. We noted no significant problems for any of our systems, which operated normally through the century and the leap year date changes.

As we enter fiscal year 2000, we have never been more optimistic about our future or more excited about our prospects for building shareholder value. While we have made great strides in transitioning to community-services banking, we must remain competitive and responsive to our customers' needs. That means knowing our customers, anticipating their needs and increasing the efficiency with which we deliver our products and services. We are currently directing our efforts toward evaluating cost effective ways to utilize technology, such as the Internet, to promote and deliver more products and services to our customers. In addition, we have made substantial progress toward the projected opening of a new full service branch in Ashland, Virginia in May. We are excited about this market, as we have already established a presence in the Richmond, Virginia area through our retail deposit products and our builder construction loan relationships in our existing Richmond branch.

As always, we are faced with many challenges. We are addressing the predominant trends affecting our businesses and the markets in which we operate, the continuing convergence in the financial services industry, and the growing use of the Internet and e-commerce. The recent increase in interest rates is already putting pressure on our net interest margin and our ability to attract funds in order to continue to leverage our capital through balance sheet growth. The progress we are making in emphasizing fee income should mitigate much of the impact of rising interest rates.

I would like to thank our directors, officers and employees for their efforts in making this a most successful year in Essex's history. We all look forward with great anticipation to next year's opportunities.


                                                             Gene D. Ross
                                                             President and CEO
                                                             Essex Bancorp, Inc.
                                                             March 30, 2000

                           FIVE YEAR FINANCIAL SUMMARY
                    (Dollars in Thousands, Except Per Share)


                                                At or For the Year Ended  December 31,
                                     1999         1998          1997         1996          1995
                                   --------     --------      --------    ----------     ---------

BALANCE SHEET DATA:
  Total assets ................   $ 277,739    $ 231,040     $ 195,088     $ 174,267     $ 338,724
  Net loans ...................     238,882      192,668       167,441       145,551       266,632
  Deposits ....................     212,209      187,632       153,927       131,033       283,497
  Federal Home Loan Bank
    advances ..................      44,600       24,908        23,547        25,690        29,833
  Notes payable ...............          --           --            72            96           120
  Shareholders' equity ........      17,995       15,835        14,817        15,106        22,630
  Nonperforming assets ........       1,330        1,835         3,298         5,215        11,257
  Allowance for loan losses ...       1,697        1,845         2,382         2,556         5,251

OPERATIONS DATA:
  Interest income .............   $  17,458    $  15,430     $  14,547     $  19,872     $  22,547
  Interest expense ............      11,184        9,778         9,230        13,764        16,627
  Net interest income .........       6,274        5,652         5,317         6,108         5,920
  Provision for loan losses ...         149           13           113         1,411         2,477
  Noninterest income ..........       3,331        2,713         2,463         4,282         3,172
  Noninterest expense:
   Amortization ...............         587          503           531         7,011           956
   Other ......................       8,098        7,354         7,433         9,345         9,814
  Income (loss) before
   extraordinary
   items and income taxes .....         771          495          (297)       (7,377)       (4,155)
  Extraordinary items, net
   of tax .....................          --           --            --            --         2,945(1)
  Benefit from income taxes ...       1,389          518            --            --            --
  Net income (loss) ...........       2,160        1,013          (297)       (7,377)       (1,210)
  Net income (loss)
   available to
   common stockholders ........         202         (777)       (1,932)       (8,824)       (1,578)
  Net income (loss) per
   common share:
   Basic ......................         .19         (.73)        (1.83)        (8.39)        (1.50)
   Diluted ....................         .07         (.73)        (1.83)        (8.39)        (1.50)


OTHER DATA:
  Return on average
   assets .....................         .87%         .49%         (.16)%       (2.73)%        (.39)%(1)
  Return on average
   capital ....................       13.28%        6.71%        (1.96)%      (39.51)%      (10.59)%
  Average capital to
    average assets ............        6.55%        7.28%         8.13%         6.92%         3.67%
  Net interest spread .........        2.29%        2.54%         2.69%         2.20%         2.00%
  Net interest margin .........        2.71%        2.93%         3.01%         2.41%         2.01%
  Nonperforming assets
   as a percent of total
   assets at end of year ......         .48%         .79%         1.69%         2.99%         3.32%
  Allowance for loan
   losses as a percent
   of total loans at end
   of year ....................         .71%         .95%         1.40%         1.73%         1.93%
  Net charge-offs as a
   percent of average
   total loans ................         .14%         .32%          .18%         1.89%          .46%
  Retail banking offices ......           4            4             4             4            12

  (1) The Company recognized a $2.9 million extraordinary credit to earnings related to the forgiveness of debt during 1995. The return on average assets excluding the impact of this extraordinary item was (1.33)% for the year ended December 31, 1995.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     Essex Bancorp, Inc. (the "Company") is a Delaware corporation that was formed in 1994 to be the single thrift holding company for Essex Savings Bank, F.S.B. (the "Bank"), a federally-chartered savings bank which operates (i) four retail banking branches in North Carolina and Virginia and (ii) Essex First Mortgage ("Essex First"), a division of the Bank, that engages principally in the origination and sale of residential mortgage loans, as well as the origination of residential construction loans to individuals and builders. The Company's other principal operating subsidiary is Essex Home Mortgage Servicing Corporation ("Essex Home"), a wholly-owned subsidiary of the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, governmental agencies, and third party investors.

     The following discussion and analysis of financial condition and results of operations should also be read in conjunction with the "Five Year Financial Summary" and the Consolidated Financial Statements and related Notes included herein.


Financial Condition

     General. Total assets of the Company at December 31, 1999 were $277.7 million as compared to $231.0 million at December 31, 1998, an increase of approximately $46.7 million or 20.2%. The predominant factor contributing to the increase in total assets was the growth in loans held for investment, which increased $46.2 million or 24.0%. This growth resulted from (i) secondary market purchases of residential first mortgage loans in order to replenish this segment of the portfolio, which experienced significant accelerated prepayments during the first half of 1999 as a result of the lower interest rate environment and
(ii) the purchase of construction loan participations and consumer loans in order to improve the Company's net interest margin over the long-term partially through higher-yielding and adjustable-rate assets. The increase in loans held for investment was funded through deposit growth and an increase in borrowings from the Federal Home Loan Bank ("FHLB").

     Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash, interest-bearing deposits in other banks, federal funds sold and securities purchased under agreements to resell) increased by $1.0 million or 5.6% during 1999 as a result of the Company's Year 2000 liquidity management plan, which provided for excess liquidity in anticipation of stronger customer demand for cash during the Year 2000 rollover.

     Investment Securities. As a matter of policy, the Company generally emphasizes lending activities (as opposed to investing activities) in order to enhance the weighted average yield on its interest-earning assets and, thus, its results of operations. Investment securities (including securities classified as available for sale) consist of U.S. government agency obligations, FHLB stock and mutual fund investments. During the year ended December 31, 1999, investment securities increased $682,000 or 15.8%. The increase during 1999 was attributable to the purchase of $681,000 of FHLB stock in order to satisfy the minimum investment requirements for FHLB membership, which increased because of the growth in FHLB advances in 1999.

     Mortgage-Backed Securities. During the year ended December 31, 1999, mortgage-backed securities decreased $976,000 or 67.0% as a result of the impact of the lower interest rate environment during the first half of 1999 on prepayments of the underlying mortgage loans. Because the Company is emphasizing lending and the investment of the proceeds from the maturities of securities into higher yielding loans, there were no new investments in mortgage-backed securities in 1999.

     Loans. Net loans (including loans classified as held for sale) increased by $42.6 million or 21.6% during 1999 resulting from secondary market purchases of first mortgage loan portfolios totaling $31.3 million and fixed-rate home improvement loans totaling $7.2 million. In addition, the Company expanded its builder construction loan program through the acquisition of participations in such loans from nonaffiliated financial institutions. During the year ended December 31, 1999, the Company's construction loan participations increased $20.8 million. Acquisition of these participations is strategically designed to draw upon the construction lending expertise at the Bank. Increases in these segments of the loan portfolio were partially offset by a $3.6 million decline in loans held for sale as customer demand has declined during the recent trend of rising interest rates.

     Nonperforming Assets. The Company's nonperforming assets, net of specific reserves for collateral-dependent real estate loans ("CDRELs") and foreclosed properties, decreased from $1.8 million at December 31, 1998 to $1.3 million at December 31, 1999, and consisted of the following (dollars in thousands):



                                                  1999            1998
                                             --------------  --------------
                                                      % of            % of
                                                     Total           Total
                                             Amount  Loans   Amount  Loans
                                             ------  ------  ------  ------
  Nonaccrual loans, net:
   First and second mortgages..............  $  350    .14%  $  697    .36%
   Commercial..............................     377    .16      328    .17
   Consumer................................     157    .07      141    .07
  Accruing loans 90 days or more past due..       -      -        -      -
  Troubled debt restructurings.............       -      -       98    .05
                                             ------    ---   ------    ---
     Total nonperforming loans.............     884    .37    1,264    .65
  Foreclosed properties, net...............     446    .19      571    .29
                                             ------    ---   ------    ---
     Total nonperforming assets............  $1,330    .56%  $1,835    .94%
                                             ======    ===   ======    ===

  Nonperforming assets to total assets.....            .48%            .79%
  Nonperforming loans to total loans.......            .37             .65
  Allowance for loan losses to
   total loans.............................            .71             .95
  Allowance for loan losses to
   nonaccrual loans........................         182.88          158.23
  Allowance for loan losses to
   nonperforming loans.....................         182.88          145.97

     The decrease in nonperforming assets consisted of a $380,000 decline in nonperforming loans and a $125,000 decline in foreclosed properties. Gross interest income that would have been recognized for the years ended December 31, 1999, 1998 and 1997 if nonaccrual loans at the respective dates had been performing in accordance with their original terms approximated $70,000, $115,000 and $171,000, respectively. The Company's future results of operations will be favorably affected if it is able to achieve a further reduction in nonperforming assets without incurring additional material losses.

     The Company's decrease in foreclosed properties reflected the impact of the continuing decline in nonperforming loans during 1999. The $446,000 of foreclosed properties included in nonperforming assets at December 31, 1999 is reported net of related reserves totaling $34,000. In addition, approximately

$294,000 of losses and write-downs have been previously recognized on foreclosed properties held at December 31, 1999.

     The following table sets forth the types of properties that comprise the Company's foreclosed properties (net of related reserves) at December 31 (in thousands):

                                              1999   1998
                                              -----  -----
     Single-family residential real estate    $ 361  $ 486
     Land and subdivisions                       85     85
                                              -----  -----
                                              $ 446  $ 571
                                              =====  =====

     In addition to the $1.3 million of nonperforming assets at December 31, 1999, the Company had classified for regulatory purposes an additional $1.4 million of assets (including accrued interest and advances and net of specific loss reserves) based on a rating system adopted by the Company, as compared to $1.8 million of nonperforming assets and $1.6 million of classified assets at December 31, 1998. These classified loans evidence one or more weaknesses or potential weaknesses and, depending on the regional economy and other factors, may become nonperforming assets in future periods. During the fourth quarter of 1999, the Office of Thrift Supervision ("OTS") completed its safety and soundness examination of the Company and the Bank and did not require any changes to the classification of assets.

     Mortgage Servicing Rights and Loan Premiums. As of December 31, 1999 and 1998, the Company reported $2.0 million and $831,000, respectively, of purchased and originated mortgage servicing rights (collectively, "MSRs") and $742,000 and $951,000, respectively, of capitalized loan premiums. The impact of secondary market purchases during 1999 on loan premiums was generally neutral with premiums paid on the higher-yielding consumer loan portfolios significantly offsetting the discounts on the lower-yielding residential loan portfolios. However, loan premiums declined during 1999 because the lower interest rate environment precipitated an acceleration of the prepayment of the underlying mortgages, resulting in premium impairments totaling $156,000 in 1999. The increase in MSRs was attributable to purchases of servicing rights during 1999 for 1,920 loans with unpaid principal balances totaling $159.6 million, which will enhance the Company's fee income in the form of servicing fees, late charges, insurance commissions and administrative fees. The carrying value of the Company's MSRs and loan premiums are dependent upon the cash flows from the underlying mortgage loans and their carrying value may be impaired if prepayment activity exceeds expectations. At December 31, 1999, no assurance can be made that further significant amortization or impairment adjustments will not be necessary with respect to the Company's MSRs or capitalized loan premiums.

     Deposits. Deposits, the primary source of the Company's funds, increased by $24.6 million or 13.1% during the year ended December 31, 1999. The increase in deposits was attributable to (i) a $2.8 million increase in noninterest-bearing accounts largely because of the increase in Essex Home's servicing escrow accounts maintained at the Bank and (ii) a $14.3 million increase in certificates of deposit and a $6.4 million increase in money market accounts predominantly at the Suffolk and Richmond, Virginia branches, which experienced total deposit growth of 35.6% and 17.1%, respectively.

     Borrowings. The Company's borrowings consist primarily of advances from the FHLB. FHLB advances increased by $19.7 million or 79.1% during the year ended December 31, 1999. At December 31, 1999, the unused lendable collateral value for additional FHLB advances was $17.3 million.

     Shareholders' Equity. Total shareholders' equity at December 31, 1999 was $18.0 million, an increase of $2.2 million from shareholders' equity of $15.8 million at December 31, 1998. This change reflects the Company's net income of $2.2 million for the year ended December 31, 1999, which is further described under Results of Operations.

     As part of the Bank's acquisition of Home Bancorp, Inc. ("Home Bancorp") and its wholly-owned subsidiary Home Savings Bank, F.S.B. on September 15, 1995 (the "Home Acquisition"), the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of the Company with an aggregate redemption and liquidation value of $15.0 million, and bearing cumulative annual dividend rates of either 8% or 9.5%. Cumulative but undeclared dividends and accrued interest thereon for the Series B and Series C preferred stock approximated $7.2 million at December 31, 1999. Because the Company's income has not been sufficient to cover the cumulative dividends on the Series B and C preferred stock, the equity of the holders of the Company's common and preferred stock may continue to be affected. Accordingly, the Company's Board of Directors and its Strategic Evaluation Committee continue to evaluate profitability enhancements and possibilities for corporate restructuring.


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

     The Company's major business activities consist of (i) the Bank attracting deposits from the general public and using such deposits, together with borrowings in the form of advances from the FHLB, for reinvestment in real estate mortgages, other loans and investments, (ii) the origination by Essex First of (a) real estate mortgage loans for sale to third parties predominantly on a servicing-released basis in order to generate higher fee income and (b) residential construction loans to individuals and builders in order to generate interest revenue and (iii) the servicing of mortgage loans by Essex Home in order to generate fee income. As of December 31, 1999, Essex Home serviced approximately 15,300 loans with unpaid principal balances totaling $1.5 billion for nonaffiliated servicing clients. For additional segment information, refer to Note 19 of the Notes to Consolidated Financial Statements.

     General. The Company's net income for the year ended December 31, 1999 totaled $2.2 million, compared to net income of $1.0 million for the year ended December 31, 1998 and a net loss of $297,000 for the year ended December 31, 1997.

     The Company's net income for the year ended December 31, 1999 included a $1.4 million tax benefit, as compared to a $518,000 tax benefit in 1998, reflecting the recognition of $1.85 million in 1999 and $550,000 in 1998 of the Company's net operating tax loss ("NOL") carryforwards. The recognition of these NOL benefits was made possible by the Company's return to and projected maintenance of core profitability. On a pre-tax basis, the Company had consolidated earnings of $771,000 for the year ended December 31, 1999 as compared to $495,000 for the year ended December 31, 1998. The Company's 1999 overall results reflected increases in (i) net interest income resulting from an increase in interest-earning assets, the benefit of which was partially offset by the impact of changes in interest rates on its net income margin, (ii) the provision for loan losses based on management's assessment of the allowance for loan losses in relation to growth in the loan portfolio, (iii) loan servicing fees resulting from a 43% increase during 1999 in the unpaid principal balance of Essex Home's mortgage loan servicing portfolio, (iv) other noninterest income resulting from service charges and fees on the higher servicing volume at Essex Home and (v) noninterest expenses associated with the increase in the Company's loan servicing volumes and deposit levels. In addition, the Company's mortgage banking income declined during 1999 because of the negative impact of rising interest rates during 1999 on the volume of residential mortgage loan originations.

     The Company's net income for the year ended December 31, 1998 included a $550,000 tax benefit resulting from the recognition of a deferred tax asset for a portion of the Company's NOL carryforwards. Excluding this NOL benefit recognized in 1998 and excluding nonrecurring items in 1997 for the aggregate gain of $97,000 on the sale of vacant branch facilities, termination fees approximating $113,000 received by Essex Home in connection with the cancellation of a subservicing client's contract and a $498,000 charge for stock option compensation, the Company's net income effectively improved $472,000 in 1998. This improvement occurred as a result of (i) an increase in net interest income resulting from an increase in interest-earning assets, the benefit of which was partially offset by a decline in the net interest margin, (ii) a decline in the provision for loan losses resulting from a reduction in nonperforming assets during 1998, (iii) an increase in mortgage banking income resulting from an increase in residential loan originations coupled with sales in the secondary market and (iv) an increase in other noninterest income resulting from service charges and fees on the higher servicing volume at Essex Home and higher deposit levels at the Bank. These increases were partially offset by (i) a decrease in loan servicing fees resulting from a lower average servicing portfolio in the first half of 1998, (ii) an increase in noninterest expenses associated with the increase in the Company's loan origination and servicing volumes and deposit levels and (iii) state income tax expense.

     Net Interest Income. Net interest income totaled $6.3 million, $5.7 million and $5.3 million for the years ended December 31, 1999, 1998 and 1997, respectively. In addition, the net interest margin was 2.71%, 2.93% and 3.01% for the years ended December 31, 1999, 1998 and 1997, respectively.

     The increase in net interest income from 1998 to 1999 reflected the favorable impact of an increase in the ratio of average interest-earning assets to average interest-bearing liabilities coupled with a decline in the Company's cost of funds resulting from the lower interest rate environment during most of 1999. However, the Company's net interest margin continued to decline in 1999 because the lower interest rate environment, in particular during 1998 and the first half of 1999, continued to result in significant refinancings to lower fixed rate loans, rate decreases on adjustable-rate mortgages and secondary market purchases of residential loans at lower market yields. Typically, declining interest rates favorably impact the Company's earnings due to the repricing of deposits with shorter maturities as compared to interest-earning assets, predominantly loans, which have either fixed interest rates or interest rates that adjust over longer periods. However, in an extended period of lower interest rates, as occurred throughout 1998 and the first half of 1999, the Company experiences an increase in the volume of refinancings to lower fixed-rate loans. The Company continued to emphasize investment in adjustable-rate loan portfolios, but customer demand shifted to fixed-rate loans during this period. Accordingly, within the residential loan product line offered by the Bank, the percentage of balloon payment and adjustable-rate loans with longer initial adjustment terms has increased. While the Company will continue to emphasize the origination and secondary market purchase of residential first mortgage loans, it has expanded its loan growth focus to construction and consumer loans, which are generally higher yielding and more interest rate sensitive than residential loans.

     The increase in net interest income from 1997 to 1998 reflected the favorable impact of the increase in the ratio of average interest-earning assets to average interest-bearing liabilities coupled with a decline in the Company's cost of funds resulting from the lower interest rate environment during 1998. However, there was an eight basis point decline in the net interest margin resulting from the impact of the lower interest rate environment in 1998 on the volume of refinancings to lower fixed rate loans.

     The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.



                             [intentionally blank]

                                                           1999                         1998                         1997
                                              ---------------------------  ---------------------------  ---------------------------
                                              Average             Yield/   Average             Yield/   Average             Yield/
                                              Balance   Interest   Rate    Balance   Interest   Rate    Balance   Interest   Rate
                                              --------  --------  -------  --------  --------  -------  --------  --------  -------
                                                                             (dollars in thousands)
 Interest-earning assets:
   Loans (1)................................  $215,897   $16,645    7.71%  $178,078   $14,608    8.20%  $159,370   $13,588    8.53%
   Investment securities....................     4,523       259    5.74      3,902       226    5.79      6,457       354    5.48
   Mortgage-backed securities...............       798        46    5.77      1,871       122    6.50      1,905       124    6.54
   Federal funds sold and securities
    purchased under agreements
    to resell...............................     1,365        67    4.90      2,069       111    5.37      2,757       151    5.48
   Other....................................     8,888       441    4.96      6,835       363    5.29      6,024       330    5.48
                                              --------   -------           --------   -------           --------   -------
     Total interest-earning assets..........   231,471    17,458    7.54    192,755    15,430    8.00    176,513    14,547    8.24
 Cash.......................................     5,850                        4,615                        2,065
 Other, less allowance for loan losses......              11,041                        9,866                                7,831
                                                         -------                      -------                                -----
   Total assets.............................  $248,362                     $207,236                     $186,409
                                              ========                     ========                     ========

 Interest-bearing liabilities:
   Time deposits............................  $140,648     7,651    5.44%  $121,752     6,904    5.67%  $111,394     6,381    5.73%
   Other deposits...........................    43,731     1,907    4.36     35,431     1,587    4.48     29,584     1,298    4.39
                                              --------   -------           --------   -------           --------   -------
     Total deposits.........................   184,379     9,558    5.18    157,183     8,491    5.40    140,978     7,679    5.45
   Notes payable............................         -         -       -          8         1    9.32         96         9    9.50
   FHLB advances............................    29,233     1,583    5.42     21,553     1,230    5.71     24,885     1,474    5.92
   Other....................................       231        43   18.46        303        56   18.30        360        68   18.29
                                              --------   -------           --------   -------           --------   -------
     Total interest-bearing
      liabilities...........................   213,843    11,184    5.25    179,047     9,778    5.46    166,319     9,230    5.55
                                                         -------                      -------                      -------
 Demand deposits............................    16,691                        9,504                        3,143
 Other......................................     1,566                        3,589                        1,795
                                              --------                     --------                     --------
   Total liabilities........................   232,100                      192,140                      171,257

 Shareholders' equity.......................    16,262                       15,096                       15,152
                                              --------                     --------                     --------
   Total liabilities and
     shareholders' equity...................  $248,362                     $207,236                     $186,409
                                              ========                     ========                     ========

 Net interest earnings......................             $ 6,274                      $ 5,652                      $ 5,317
                                                         =======                      =======                      =======
 Net interest spread........................                        2.29%                        2.54%                        2.69%
                                                                   =====                        =====                        =====
 Net interest margin (2)....................                        2.71%                        2.93%                        3.01%
                                                                   =====                        =====                        =====
 Average interest-earning assets
   to average interest-bearing
   liabilities..............................                      108.24%                      107.66%                      106.13%
                                                                  =======                      =======                      =======

(1) Nonaccrual loans and loans classified as held for sale are included in the average balance of loans.
(2) Net interest margin is net interest income divided by average interest-earning assets.

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


                                           Increase (Decrease) From       Increase (Decrease) From
                                              1998 to 1999 Due to            1997 to 1998 Due to
                                        -------------------------------  ---------------------------
                                          Rate       Volume      Net       Rate     Volume     Net
                                        ---------  ----------  --------  --------  --------  -------
                                                           (dollars in thousands)
Interest income on:
 Loans (1)                               $(920)     $2,957    $2,037     $(529)   $1,549    1,020
 Investment securities                      (2)         35        33        19      (147)    (128)
 Mortgage-backed securities                (13)        (63)      (76)        -        (2)      (2)
 Federal funds sold and securities
   purchased under agreements
   to resell                                (9)        (35)      (44)       (3)      (37)     (40)
Other interest-earning assets              (24)        102        78       (11)       44       33
                                         ------     ------    ------     -----    ------   ------
      Total interest income (2)           (968)      2,996     2,028      (524)    1,407      883
                                         -----      ------    ------     -----    ------   ------


Interest expense on:
 Time deposits                            (290)      1,037       747       (65)      588      523
 Other deposits                            (43)        363       320        27       262      289
 Notes payable                               -          (1)       (1)        -        (8)      (8)
 FHLB advances                             (65)        418       353       (53)     (191)    (244)
 Other interest-bearing
   liabilities                               -         (13)      (13)        -       (12)     (12)
                                         -----      ------    ------     -----    ------   ------
       Total interest expense             (398)      1,804     1,406       (91)      639      548
                                         -----      ------    ------     -----    ------   ------
      Net interest income                $(570)     $1,192    $  622     $(433)   $  768   $  335
                                          =====     ======    ======     =====    ======   ======

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

     For the years ended December 31, 1999, 1998 and 1997, provisions for loan losses amounted to $149,000, $13,000 and $113,000, respectively. At December 31, 1999, total nonperforming assets as a percentage of total assets were .48% as compared to .79% at December 31, 1998. In addition, nonperforming assets totaled $1.3 million at December 31, 1999 as compared to $1.8 million at December 31, 1998. Loan loss reserve coverage, expressed as the ratio of the allowance for loan losses to nonperforming loans, increased from 145.97% as of December 31, 1998 to 182.88% as of December 31, 1999. Notwithstanding these favorable trends in nonperforming assets, management's assessment of the allowance for loan losses in relation to growth in the loan portfolio during 1999 resulted in a $149,000 provision for loan losses. During the year ended

December 31, 1998, management considered the loan loss allowance, which benefited from a $329,000 recovery on a loan guarantee at the end of 1997, sufficient to absorb losses and provided for minimal additional losses during the year ended December 31, 1998.

     Although management utilizes its best judgment in providing for possible losses, there can be no assurance that the Company will not have to increase its provision for loan losses in the future as a result of unforeseen changes in the portfolio. Any such increase could adversely affect the Company's results of operations. In addition, the OTS, as an integral part of its regulatory examination process, periodically reviews the Company's allowance for loan losses and the carrying value of its other nonperforming assets. Upon the completion of its safety and soundness examination during the fourth quarter of 1999, the OTS did not require any adjustments to loss allowances.

     Noninterest Income. The following table sets forth information regarding noninterest income for the years ended December 31:

                                          1999        1998        1997
                                       ----------  ----------  -----------
     Loan servicing fees.............  $1,620,919  $1,222,478  $1,312,476
     Mortgage banking income.........     499,886     755,450     458,520
     Other service charges and fees..     611,621     466,135     368,671
     Net loss on sales of loans......           -           -      (1,458)
     Other...........................     598,399     268,890     324,596
                                       ----------  ----------  ----------
                                       $3,330,825  $2,712,953  $2,462,805
                                       ==========  ==========  ==========

          Noninterest income during the year ended December 31, 1999 totaled $3.3 million, a $618,000 or 22.8% increase over $2.7 million during the year ended December 31, 1998. This increase was primarily attributable to increases in loan servicing fees, other service charges and fees and other noninterest income because of the increase in Essex Home's nonaffiliated mortgage loan servicing portfolio from 12,200 loans totaling $1.1 billion as of December 31, 1998 to 15,300 loans totaling $1.5 billion as of December 31, 1999. These increases were partially offset by a decline in mortgage banking income, which occurred primarily in the last half of 1999 as the volume of originations of residential mortgage loans to be sold in the secondary market diminished because of rising interest rates.

          Total noninterest income amounted to $2.7 million during the year ended December 31, 1998, a $250,000 or 10.2% increase from the $2.5 million recognized during the year ended December 31, 1997. However, noninterest income during 1997 included (i) an aggregate gain of $97,000 on the sale of the Bank's former Newport News and Portsmouth, Virginia branch facilities, which had been vacant since the sale of related deposits in September 1996 and (ii) termination fees approximating $113,000 received in connection with the cancellation of Essex Home's largest subservicing client's contract effective May 31, 1997. Excluding the impact of these nonrecurring transactions in 1997, noninterest income effectively increased $460,000 or 20.4% during 1998 as a result of increases in (i) mortgage banking income resulting from the impact of the lower interest rate environment in 1998 on Essex First's production of residential loans sold in the secondary market, (ii) other service charges and fees primarily at the Bank in service charges on deposit accounts, which reflected the impact of a 19.1% growth in the number of deposit accounts and (iii) other noninterest income resulting from higher insurance commissions and administrative fees at Essex Home, which more than doubled its mortgage loan subservicing portfolio during 1998. These increases during 1998 were partially offset by lower loan servicing fees in particular during the first half of 1998 resulting from the nonrenewal of a significant subservicing contract in 1997. However, new contracts negotiated in 1998 provided for servicing a substantial number of loans, the impact of which had begun to generate servicing and ancillary fee income later in 1998 to significantly mitigate the impact of the lost servicing volume in 1997.

     Noninterest Expense. The following table sets forth information regarding noninterest expense for the years ended December 31:


                                             1999        1998        1997
                                          ----------  ----------  ----------
     Salaries and employee benefits.....  $4,075,559  $3,476,785  $3,788,695
     Net occupancy and equipment........     898,410     954,804   1,084,593
     Deposit insurance premiums.........     591,983     497,081     478,684
     Amortization of intangible assets..     586,593     503,148     530,707
     Service bureau fees................     584,563     513,826     461,217
     Professional fees..................     262,997     296,295     349,218
     Foreclosed properties, net.........      17,139     150,461     182,880
     Other..............................   1,667,918   1,464,473   1,087,362
                                          ----------  ----------  ----------
                                          $8,685,162  $7,856,873  $7,963,356
                                          ==========  ==========  ==========

     Total noninterest expense increased $828,000 or 10.5% from $7.9 million during the year ended December 31, 1998 to $8.7 million during the year ended December 31, 1999. Noninterest expense as a percent of average assets was 3.5% for 1999 as compared to 3.8% for 1998. The improvement in this ratio reflects the impact of asset growth coupled with cost containment. The increase in noninterest expense was primarily attributable to increases in (i) salaries and employee benefits because of (a) the increase in the number of full-time equivalent employees coupled with the impact of low unemployment levels on average salaries required to attract qualified employees and (b) lower deferral of fixed loan origination costs resulting from the decline in loan originations during 1999, (ii) deposit insurance premiums because of the growth in deposit balances on which the premiums are based, (iii) amortization of intangible assets resulting from acquisitions of MSRs in 1999, (iv) service bureau expense resulting predominantly from the higher loan servicing volume and (v) other noninterest expense. The significant components of the increase in other noninterest expense are presented below and reflect (i) the impact of technology enhancements on telephone expense and (ii) the impact of the increase in the Company's servicing volumes and deposit levels on general operating expenses.


                                                                 Change
                                      1999        1998      Amount    Percent
                                   ----------  ----------  ---------  --------
     Loan expense................  $  254,381  $  211,092  $ 43,289      20.5
     Telephone...................     379,800     249,770   130,030      52.1
     Postage and courier.........     213,880     185,819    28,061      15.1
     Stationery and supplies.....     146,129     115,111    31,018      26.9
     Advertising and marketing...     137,044     198,399   (61,355)    (30.9)
     Franchise and other taxes...     110,999      47,119    63,880     100.0+
     Corporate insurance.........      82,353     100,630   (18,277)    (18.2)
     Travel......................      57,700      62,060    (4,360)     (7.0)
     Provision for other losses..      73,017      24,000    49,017     100.0+
     Other.......................     212,615     270,473   (57,858)    (21.4)
                                   ----------  ----------  --------
                                   $1,667,918  $1,464,473  $203,445      13.9
                                   ==========  ==========  ========

     The increases in noninterest expense during 1999 were partially offset by decreases in (i) net occupancy and equipment expense resulting from lower facilities rent because of the acquisition of the previously-leased retail banking and mortgage loan production branch in Richmond, Virginia, as well as lower depreciation expense, which will increase in future periods because of the Company's investment in technology enhancements such as the implementation of a wide area network and (ii) foreclosed properties expense resulting from lower provisions for losses and higher net gains on disposals in 1999.

     Total noninterest expense declined $106,000 or 1.3% from $7.96 million during the year ended December 31, 1997 to $7.86 million during the year ended December 31, 1998. Noninterest expense as a percent of average assets was 3.8% for 1998 as compared to 4.3% for 1997. A portion of the decrease in noninterest expense during 1998 was attributable to nonrecurring expenses during 1997 for a $136,500 severance settlement with a former employee and a $498,000 stock option expense. In addition to these items, there were decreases during 1998 in (i) net occupancy and equipment expense resulting from opening a Bank-owned retail bank branch in Suffolk, Virginia, which had previously been located in a leased facility, and exercising a purchase option for the Richmond, Virginia retail bank branch, which had previously been a leased facility, (ii) amortization of intangible assets resulting from valuation adjustments to the carrying value of MSRs, (iii) professional fees resulting from nonrecurring legal fees incurred in 1997 in connection with a severance settlement with a former employee and (iv) foreclosed properties expense resulting from the decline in foreclosed properties. These decreases were partially offset by increases in (i) salaries and employee benefits resulting from an increase in the number of personnel in order to accommodate the increase in loan origination and servicing volumes,
(ii) deposit insurance premiums reflecting an increase in the deposit assessment base resulting from deposit growth, (iii) service bureau expense resulting from the increase in loan servicing volume and the number of deposit accounts and
(iv) other noninterest expense. The significant components of the increase in other noninterest expense for the year ended December 31, 1998 are presented below and reflect the impact of the increase in the Company's loan origination and servicing volumes and deposit levels on general operating expenses.


                                                                 Change
                                     1998        1997       Amount    Percent
                                  ----------  -----------  ---------  --------
     Loan expense...............  $  211,092  $  150,457   $ 60,635      40.3
     Telephone..................     249,770     175,474     74,296      42.3
     Postage and courier........     185,819     153,349     32,470      21.2
     Stationery and supplies....     115,111      99,545     15,566      15.6
     Advertising and marketing..     198,399     155,654     42,745      27.5
     Corporate insurance........     100,630     116,882    (16,252)    (13.9)
     Officers life insurance....      30,692     (41,082)    71,774    100.0+
     Travel.....................      62,060      47,453     14,607      30.8
     Year 2000 readiness........      48,270         510     47,760      93.7
     Other......................     262,630     229,120     33,510      14.6
                                  ----------  ----------   --------
                                  $1,464,473  $1,087,362   $377,111      34.7
                                  ==========  ==========   ========

     Provision For Income Taxes. As a result of historical losses prior to 1998, the Company accumulated net deferred tax assets of $7.7 million as of December 31, 1997, the largest component of which was the deferred tax benefit of net operating loss carryforwards. The Company had established a valuation allowance for the net deferred tax assets in their entirety because the ultimate realization of the tax benefit within the carryforward periods available under the tax law could not be assured. This resulted in the recognition of no income tax provision or benefit during the year ended December 31, 1997. During the years ended December 31, 1999 and 1998, however, the Company partially reduced the deferred tax valuation allowance, thus recognizing a deferred tax asset of $1.85 million and $550,000, respectively. This reduction was predicated upon the Company's favorable trends in actual and projected core profitability. Continuation of these favorable trends in core profitability would support further reductions in the deferred tax valuation allowance in future periods. However, there can be no assurance that these trends will continue or that the net deferred tax assets will be realized. For additional information, refer to
Note 11 of the Notes to Consolidated Financial Statements.

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

     The Bank has an Asset and Liability Management Committee ("ALCO") that meets quarterly to structure and price the Bank's assets and liabilities in order to maintain an acceptable interest rate spread while reducing the effects of changes in interest rates. The ALCO implements and maintains asset and liability management policies designed to better match the maturities and repricing terms of the Bank's interest-earning assets and interest-bearing liabilities in order to minimize the adverse effects of material and prolonged increases in interest rates on the Bank's results of operations. The Bank may undertake a variety of strategies to reduce its exposure to interest rate fluctuations, including (i) emphasizing investment in adjustable-rate single-family residential loans ("ARMs") or shorter-term, fixed-rate single-family residential loans (loans with initial fixed rate terms of up to seven years),
(ii) selling long-term, fixed-rate single-family residential loans in the secondary market, (iii) originating and purchasing adjustable or short-term construction and development loans, (iv) purchasing adjustable-rate mortgage-backed securities, (v) maintaining higher liquidity by holding short-term investments and cash equivalents and (vi) increasing the average maturity of the Bank's interest-bearing liabilities by utilizing long-term advances and attempting to attract longer-term retail deposits.

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

     The following table presents the difference between the Bank's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 1999. Data for this table was obtained from the FHLB Interest Rate Risk Service Sensitivity Report, adjusted in some cases where management was able to use more detailed information than was available to the FHLB. Using the Bank's Thrift Financial Report, which details scheduled maturity and interest rates, the FHLB applies asset prepayment rates and deposit retention rates which management believes to be reasonable in determining the interest rate sensitivity gaps. This table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain assets and liabilities is subject to competition and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes. In addition, the following table presents information as of December 31, 1999 and is not necessarily indicative of the Bank's interest rate sensitivity at any other time.

                                           Anticipated Period Until Maturity or Repricing
                                   ----------------------------------------------------------------------
                                  0 to       7 months      1-3        3-5      Over 5    Total     % of
                                6 months     to 1 year    years      years      years   Balance   Total
                                ---------    ---------   --------   -------    ------   -------  --------
                                                             (dollars in thousands)
Interest-earning assets:
Loans receivable and
 mortgage-backed securities:
  First mortgage:
   Adjustable-rate                $ 50,852   $ 38,203   $ 10,656   $ 21,264   $     -   $120,975   47.4%
   Fixed-rate                        5,565      5,232     18,526     15,793    49,709     94,825   37.2
  Second mortgage                    2,667        244        800        405         -      4,116    1.6
  All other                          5,078      1,447      5,575      4,140     3,542     19,782    7.8
Investments                         14,561          -        750          -         -     15,311    6.0
                                  --------   --------   --------   --------   -------   --------  -----
  Total                             78,723     45,126     36,307     41,602    53,251   $255,009  100.0%
                                  --------   --------   --------   --------   -------   ========  =====

Interest-bearing liabilities:
  Deposits                          74,740     48,503     61,437     13,819    10,555   $209,054   82.3%
  Fixed-rate borrowings              5,472      2,320          -          -         -      7,792    3.1
  Variable-rate borrowings          37,000          -          -          -         -     37,000   14.6
                                  --------   --------   --------   --------   -------   --------  -----
  Total                            117,212     50,823     61,437     13,819    10,555   $253,846  100.0%
                                  --------   --------   --------   --------   -------   ========  =====

Effect of off-balance sheet
  items (1)                        (12,143)     3,502      1,738      1,410     5,499
                                  --------   --------   --------   --------   -------

Maturity gap                      $(50,632)  $ (2,195)  $(23,392)  $ 29,193   $48,195
                                  ========   ========   ========   ========   =======

Cumulative gap                    $(50,632)  $(52,827)  $(76,219)  $(47,026)  $ 1,169
                                  ========   ========   ========   ========   =======

Cumulative gap as a percent
  of total assets                    (18.2)%    (19.0)%    (27.5)%    (16.9)%     0.4%
                                  ========   ========   ========   ========   =======

Cumulative ratio of interest-
  earning assets to interest-
  bearing liabilities                 67.2%      73.7%      69.8%      82.9%    100.5%
                                  ========   ========   ========   ========   =======

(1) Reflects the effect of entering into commitments with third parties to originate and sell loans.

     The Bank's one-year interest rate sensitivity gap amounted to a negative 19.0% at December 31, 1999, up slightly from negative 17.9% at December 31, 1998. The increase in the negative gap measure resulted from increases in (i) fixed rate assets, which include adjustable-rate loans with initial repricing periods in excess of five years and (ii) adjustable-rate borrowings from the FHLB, the impact of which was partially offset by (i) an increase in adjustable rate assets, which include construction loan participations and (ii) the lengthening of average customer deposit maturities. The Company will consider extending FHLB advance maturities in order to mitigate the impact of an increase in interest rates in the future. While the Company continues to emphasize investment in adjustable-rate loans, customer demand for such loans is not strong during the current rising interest rate environment. Within the spectrum of loan products offered by the Bank, balloon payment and adjustable-rate loans with longer initial adjustment terms predominate.

     In addition to monitoring its interest rate sensitivity gap, the Bank utilizes interest rate sensitivity analyses as developed by the OTS to measure the changes in net portfolio value ("NPV"), expressed as a percentage of the Bank's market value of assets, assuming certain percentage changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following tables present the Bank's NPV at December 31, 1999 and 1998.

As of December 31, 1999
-------------------------
                                     Net Portfolio Value                NPV as % of PV of Assets
       Change in            ---------------------------------------   --------------------------
     Interest Rates        $ Amount       $ Change         % Change    NPV Ratio       Change
-------------------------  --------  -------------------   --------   ------------   ----------
       +300bp               $12,938       $(9,720)           (42.90)      4.80%       (323)bp
       +200bp                16,812        (5,846)           (25.80)      6.13        (190)bp
       +100bp                20,160        (2,498)           (11.03)      7.23         (80)bp
    Base Scenario            22,658                                       8.03
       -100bp                24,046         1,388              6.13       8.44           41bp
       -200bp                24,509         1,851              8.17       8.55           52bp
       -300bp                25,013         2,355             10.39       8.66           63bp


As of December 31, 1998
-------------------------
                                     Net Portfolio Value              NPV as % of PV of Assets
       Change in           ---------------------------------------    ------------------------
     Interest Rates        $ Amount       $ Change         % Change    NPV Ratio       Change
-------------------------  --------  -------------------   --------   ------------   ----------
        +300bp               12,577        (6,149)           (32.84)      5.59        (239)bp
        +200bp               15,392        (3,334)           (17.80)      6.72        (126)bp
        +100bp               17,510        (1,216)            (6.49)      7.54         (44)bp
     Base Scenario           18,726                                       7.98
        -100bp               19,198           472              2.52       8.12           14bp
        -200bp               19,645           919              4.91       8.25           27bp
        -300bp               20,570         1,844              9.85       8.55           57bp

     The ALCO has established limits for the impact of changes in interest rates on NPV. As of December 31, 1999, the Bank is more at risk to rising interest rate environments than declining interest rate environments, which reflects the Bank's liability-sensitive position. As of December 31, 1999, the Bank's sensitivity of NPV was within internal policy limits. However, computations of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments and deposits decay. They should not be relied upon as indicative of actual results. Further, the computations do not contemplate certain actions management could undertake in response to changes in interest rates.


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

     All savings associations are required to maintain an average daily balance of liquid assets (including cash, certain time deposits and savings accounts, bankers' acceptances, certain government obligations and certain other investments) equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the required minimum liquid asset ratio is 4%. The Bank has consistently exceeded such regulatory liquidity requirement and, at December 31, 1999, had a liquidity ratio of 10.10%.

     The Bank monitors its liquidity in accordance with internal guidelines and applicable regulatory requirements. The Bank's need for liquidity is affected by loan demand and net changes in deposit levels. The Bank can minimize the cash required during the times of strong loan demand by modifying its credit policies or reducing its marketing efforts. Liquidity demands caused by net reductions in deposits are usually caused by factors over which the Bank has limited control. The Bank derives its liquidity from both its assets and liabilities. Liquidity is derived from assets by receipt of interest and principal payments and prepayments, by the ability to sell assets at market prices and by utilizing assets as collateral for borrowings. Liquidity is derived from liabilities by maintaining a variety of funding sources, including deposits and advances from the FHLB.

     The Bank's liquidity management is both a daily and long-term function of funds management. Liquidity is generally invested in short-term investments such as federal funds sold, certificates of deposit, and in U.S. Treasury and U.S. Government agency securities. If the Bank requires funds, which cannot be generated internally, borrowings from the FHLB provide an additional source of funds. At December 31, 1999, the Bank had $44.6 million in outstanding borrowings from the FHLB. The Bank has not relied upon brokered deposits as a source of new liquidity, and does not anticipate a change in this practice in the foreseeable future. However, the Bank independently solicits deposits by posting its deposit rates on national computerized bulletin boards.

     The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 1999, the Bank had outstanding commitments (including unused lines of credit) to originate and/or purchase mortgage and non-mortgage loans of $4.5 million. The undisbursed portions of construction builder loans and construction/permanent loans in process totaled $19.6 million and $7.5 million, respectively, as of December 31, 1999. Certificates of deposit which are scheduled to mature within one year totaled $87.0 million at December 31, 1999 and borrowings from the FHLB that are scheduled to mature within the same period amounted to $7.6 million.


Regulatory Capital

     The Bank is required pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and OTS regulations promulgated there under to have (i) tangible capital equal to 1.5% of adjusted total assets,
(ii) core or leverage capital equal to 3.0% of adjusted total assets, and (iii) total capital equal to 8.0% of risk-weighted assets. As of December 31, 1999, the Bank's tangible and core capital amounted to 6.25% of adjusted total assets and the Bank's total capital amounted to 11.44% of risk-weighted assets and, consequently, the Bank was in compliance with its core and risk-based capital requirements as of such date.

     Furthermore, the federal regulations under the Federal Deposit Insurance Corporation ("FDIC") Improvement Act of 1991 classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I or leverage capital, Tier I risk-based capital, and total risk-based capital. At December 31, 1999, the Bank's Tier I, Tier I risk-based, and total risk-based capital ratios were 6.25%, 10.86%, and 11.44%, respectively, compared to the minimum capital standards to be "well capitalized" under the FDIC Improvement Act of 1991 ("FDICIA") of 5%, 6%, and 10%, respectively. As a result, the dollar amount of the excess in the Bank's Tier I, Tier I risk-based, and risk-based regulatory capital under FDICIA totaled $3.5 million, $7.8 million, and $2.3 million, respectively, at December 31, 1999.

     Deposits of the Bank are currently insured by the Savings Association Insurance Fund ("SAIF"). Both the SAIF and the Bank Insurance Fund ("BIF"), the deposit insurance fund that covers most commercial bank deposits, are statutorily required to be recapitalized to a ratio of 1.25% of insured reserve deposits. The BIF has achieved the required reserve ratio, and as a result, the FDIC reduced the average deposit insurance premium paid by BIF-insured banks to a level substantially below the average premium paid by savings institutions. Banking legislation was enacted on September 30, 1996 to eliminate the premium differential between SAIF-insured institutions and BIF-insured institutions.
The legislation provided that all insured depository institutions with SAIF-assessable deposits as of March 31, 1995 pay a special one-time assessment to recapitalize the SAIF. Pursuant to this legislation, the FDIC promulgated a rule that established the special assessment necessary to recapitalize the SAIF at 65.7 basis points of SAIF-assessable deposits held by affected institutions as of March 31, 1995. However, as a result of the Bank's financial condition, on November 8, 1996, the FDIC notified the Bank that its application for exemption had been approved. As a result, the Bank was exempt from paying the special one-time assessment (which would have amounted to $1.8 million) and continued to pay assessments through 1999 at the assessment rate schedule in effect as of June 30, 1995. Therefore, through December 31, 1999, the Bank's annual assessment for deposit insurance was 26 basis points of insured deposits as opposed to three basis points of insured deposits (the assessment rate otherwise in effect for "well capitalized" savings institutions), which became effective for the Bank on January 1, 2000. In addition, insured depository institutions began paying in 1997 a portion of the interest due annually on the Financing Corporation ("FICO") bonds issued in the 1980s to provide funding for the SAIF. Accordingly, an additional assessment approximating 5.9 basis points was added to the regular SAIF-assessment during 1999. Effective January 1, 2000, the FICO assessment rate for the SAIF is assessed at the same rate as the BIF, effectively reducing the Bank's annual FICO assessment to approximately two basis points.

     Another component of the SAIF recapitalization plan provided for the merger of the SAIF and the BIF on January 1, 1999, provided no insured depository institution was a savings association on that date. The merger of the SAIF and BIF did not occur on such date because there continue to be savings
associations.    Such a merger of the SAIF and the BIF may occur in the future if legislation containing such a provision is enacted. If legislation is enacted which requires the Bank to convert to a bank charter, the Company would become a bank holding company. The Company does not believe that its activities would be materially affected in the event that it was required to become a bank holding company.


Year 2000 Status

     As previously reported, the Company established a task force to assess and remediate business risks associated with the Year 2000. This task force developed and implemented a seven-phase Year 2000 plan consisting of the following components:

o    Awareness - communication of the Year 2000 issue throughout the Company,
     ---------
including the Company's board of directors and senior management;

o    Assessment - development of inventories and analysis and evaluation of
     ----------
hardware, software, services, forms, agencies and business partnerships and the assignment of rankings of business risk (the highest being "mission-critical") associated with each;

o    Planning - development of comprehensive strategies and timelines for
     --------
correcting non-compliant items, testing and documenting results, implementing and migrating enhancements and monitoring implementation results;

o    Renovation - implementation of the required software and hardware changes,
     ----------
systems and interface modifications and conversions to replacement systems;

o    Validation - completion of formal unit, system and integration testing and
     ----------
documentation of results;

o    Implementation - integration of all corrected and validated items into the
     --------------
production environment; and

o    Post-Implementation - monitoring implementation results and responding to
     -------------------
situations that invalidate corrections as implemented.

     As of December 31, 1999, the Company had completed all phases of its Year 2000 readiness plan through the implementation phase for all mission-critical internal and external systems and operations. Based on the results of testing following January 1, 2000, management has noted no significant problems with respect to the Company's in-house or third party products or systems. Post-implementation monitoring is an ongoing process that will continue into the Year 2000. Because the Company outsources substantially all of its data processing for loans, deposits and loan servicing, the Company will continue to monitor its external vendors' status throughout 2000 to ensure that no systems-related problems arise.

     The total cost of the Year 2000 project (including the capitalized cost of new hardware and software approximating $280,000) approximated $350,000 and was funded through operating cash flows. Capitalized costs are associated with technology changes that will enhance the Company's ability to provide competitive services. During 1999, the Company recognized $9,500 of expense associated with this project, which brought the total expense incurred by the Company since beginning this project to $58,100. This amount does not include the implicit costs associated with the reallocation of internal staff hours to the Year 2000 project.


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

     The above discussion contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) involving potential risks and uncertainties that could cause the Company's actual results and experience to differ materially from those discussed herein. Some of the risks and uncertainties that may affect the operations, performance, development and results of the Company's business include but are not limited to the following:

o  Deterioration in local economic conditions;
o  Deterioration in national or global economic conditions;
o Significant changes in laws and regulations affecting the financial services industry; and
o  Significant changes in the markets in which our businesses compete.

  Readers should not place undue reliance on these forward-looking statements, which are applicable only as of the date hereof.

Quarterly Results of Operations

     Quarterly unaudited financial data for the years ended December 31, 1999 and 1998 is presented below (in thousands, except per share data). The most significant factor impacting operating results for the fourth quarter of 1999 was the recognition of a $1.35 million income tax benefit for the partial reversal of the deferred tax valuation allowance based on favorable trends in the Company's actual and projected core profitability.

                                        Year Ended December 31, 1999
                                   --------------------------------------
                                     1st       2nd       3rd       4th
                                   Quarter   Quarter   Quarter   Quarter
                                   --------  --------  --------  --------
Net interest income                 $1,439    $1,435    $1,653   $ 1,747
Provision for loan losses                -         -         -       149
                                    ------    ------    ------   -------
Net interest income after
 provision for loan losses           1,439     1,435     1,653     1,598
Noninterest income                     784       779       757     1,011
Noninterest expenses                 2,219     2,104     2,135     2,228
                                    ------    ------    ------   -------
Income before income taxes               4       110       275       381
Provision for (benefit from)
 income taxes                          (26)        4      (333)   (1,035)
                                    ------    ------    ------   -------
Net income                          $   30    $  106    $  608   $ 1,416
                                    ======    ======    ======   =======

Basic and diluted net (loss)
 income available to common
 stockholders                       $ (445)   $ (376)   $  117   $   905
                                    ======    ======    ======   =======

Net (loss) income per
 common share:
  Basic                             $ (.42)   $ (.35)   $  .11   $   .85
                                    ======    ======    ======   =======
  Diluted                           $ (.42)   $ (.35)   $  .02   $   .22
                                    ======    ======    ======   =======

Weighted average shares
 outstanding:
  Basic                              1,061     1,061     1,061     1,061
                                    ======    ======    ======   =======
  Diluted                            1,061     1,061     5,094     4,129
                                    ======    ======    ======   =======

                                         Year Ended December 31, 1998
                                    ------------------------------------
                                     1st       2nd       3rd       4th
                                   Quarter   Quarter   Quarter   Quarter
                                   -------   -------   -------   -------
Net interest income                 $1,385    $1,425    $1,407   $ 1,435
Provision for loan losses                -         -         -        13
                                    ------    ------    ------   -------
Net interest income after
 provision for loan losses           1,385     1,425     1,407     1,422
Noninterest income                     552       619       765       776
Noninterest expenses                 1,839     1,907     2,014     2,097
                                    ------    ------    ------   -------
Income before income taxes              98       137       158       101
Provision for (benefit from)
 income taxes                            -         -        29      (547)
                                    ------    ------    ------   -------
Net income                          $   98    $  137    $  129   $   648
                                    ======    ======    ======   =======

Basic and diluted net (loss)
 income available to common
 stockholders                       $ (335)   $ (304)   $ (321)  $   182
                                    ======    ======    ======   =======

Net (loss) income per
 common share:
  Basic                             $ (.32)   $ (.29)   $ (.30)  $   .17
                                    ======    ======    ======   =======
  Diluted                           $ (.32)   $ (.29)   $ (.30)  $   .04
                                    ======    ======    ======   =======

Weighted average shares
 outstanding:
  Basic                              1,058     1,059     1,059     1,060
                                    ======    ======    ======   =======
  Diluted                            1,058     1,059     1,059     5,030
                                    ======    ======    ======   =======


   Report of Independent Accountants


   To the Board of Directors and
   Shareholders of Essex Bancorp, Inc.

             In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Essex Bancorp, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



   PricewaterhouseCoopers LLP

   Virginia Beach, Virginia



   February 18, 2000

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 1998

                                                                                1999           1998
                                                                            -------------  -------------
ASSETS
  Cash....................................................................  $  6,902,398   $  5,315,805
  Interest-bearing deposits...............................................     9,820,129     11,314,478
  Federal funds sold and securities purchased under agreements to resell..     2,228,596      1,314,397
                                                                            ------------   ------------
       Cash and cash equivalents..........................................    18,951,123     17,944,680
  Federal Home Loan Bank stock............................................     2,230,000      1,548,800
  Securities available for sale - cost approximates market................        19,331         18,406
  Securities held for investment - market value of $2,713,000 in 1999
   and $2,704,000 in 1998.................................................     2,750,116      2,750,089
  Mortgage-backed securities held for investment - market value of
   $479,000 in 1999 and $1,454,000 in 1998................................       479,861      1,455,738
  Loans, net of allowance for loan losses of $1,697,000 in 1999 and
   $1,845,000 in 1998.....................................................   238,881,926    192,667,763
  Loans held for sale.....................................................       916,753      4,486,271
  Mortgage servicing rights...............................................     1,985,462        831,197
  Foreclosed properties, net..............................................       445,577        571,294
  Accrued interest receivable.............................................     1,544,665      1,250,349
  Advances for taxes, insurance, and other................................       981,365      1,572,225
  Premises and equipment, net.............................................     3,399,745      3,183,577
  Other assets............................................................     5,152,986      2,759,179
                                                                            ------------   ------------
       Total Assets.......................................................  $277,738,910   $231,039,568
                                                                            ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Deposits:
   Noninterest-bearing....................................................  $ 19,630,014   $ 16,791,063
   Interest-bearing.......................................................   192,579,360    170,841,193
                                                                            ------------   ------------
       Total deposits.....................................................   212,209,374    187,632,256
  Federal Home Loan Bank advances.........................................    44,600,000     24,908,333
  Capital lease obligations...............................................       191,613        268,123
  Other liabilities.......................................................     2,742,741      2,395,768
                                                                            ------------   ------------
       Total Liabilities..................................................   259,743,728    215,204,480

COMMITMENTS AND CONTINGENCIES (Notes 6, 8 and 12)

SHAREHOLDERS' EQUITY
  Series B preferred stock, $6.67 stated value (Note 14):
   Authorized shares - 2,250,000
   Issued and outstanding shares - 2,125,000 in 1999 and 1998.............    14,173,750     14,173,750
  Series C preferred stock, $6.67 stated value (Note 14):
   Authorized shares - 125,000
   Issued and outstanding shares - 125,000 in 1999 and 1998...............       833,750        833,750
  Common stock, $.01 par value:
   Authorized shares - 20,000,000
   Issued and outstanding shares - 1,060,642 in 1999 and 1998.............        10,606         10,606
  Additional paid-in capital..............................................     8,687,770      8,687,772
  Accumulated deficit.....................................................    (5,710,694)    (7,870,790)
                                                                            ------------   ------------
       Total Shareholders' Equity.........................................    17,995,182     15,835,088
                                                                            ------------   ------------
       Total Liabilities and Shareholders' Equity.........................  $277,738,910   $231,039,568
                                                                            ============   ============

                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
             For the years ended December 31, 1999, 1998 and 1997

                                                    1999         1998          1997
                                                 -----------  -----------  ------------
INTEREST INCOME
  Loans, including fees........................  $16,645,322  $14,608,478  $13,588,215
  Federal funds sold and securities purchased
   under agreements to resell..................       66,864      111,054      150,972
  Investment securities, including dividend
   income......................................      259,399      226,042      353,957
  Mortgage-backed securities...................       46,035      121,643      124,515
  Other........................................      440,755      362,943      329,846
                                                 -----------  -----------  -----------
       Total Interest Income...................   17,458,375   15,430,160   14,547,505
                                                 -----------  -----------  -----------

INTEREST EXPENSE
  Deposits.....................................    9,558,224    8,491,101    7,679,314
  Federal Home Loan Bank advances..............    1,583,360    1,229,741    1,473,949
  Notes payable................................            -          792        9,079
  Other........................................       42,692       56,858       67,793
                                                 -----------  -----------  -----------
       Total Interest Expense..................   11,184,276    9,778,492    9,230,135
                                                 -----------  -----------  -----------

       Net Interest Income.....................    6,274,099    5,651,668    5,317,370
PROVISION FOR LOAN LOSSES......................      148,728       12,699      113,467
                                                 -----------  -----------  -----------

       Net Interest Income After
       Provision for Loan Losses...............    6,125,371    5,638,969    5,203,903

NONINTEREST INCOME
  Loan servicing fees..........................    1,620,919    1,222,478    1,312,476
  Mortgage banking income, including
   gain on sale of loans.......................      499,886      755,450      458,520
  Other service charges and fees...............      611,621      466,135      368,671
  Net loss on sale of loans....................            -            -       (1,458)
  Other........................................      598,399      268,890      324,596
                                                 -----------  -----------  -----------
       Total Noninterest Income................    3,330,825    2,712,953    2,462,805
                                                 -----------  -----------  -----------


                                   (Continued)

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
             For the years ended December 31, 1999, 1998 and 1997

                                               1999          1998          1997
                                            -----------  ------------  ------------
NONINTEREST  EXPENSE
  Salaries and employee benefits..........    4,075,559    3,476,785     3,788,695
  Net occupancy and equipment.............      898,410      954,804     1,084,593
  Deposit insurance premiums..............      591,983      497,081       478,684
  Amortization of intangible assets.......      586,593      503,148       530,707
  Service bureau fees.....................      584,563      513,826       461,217
  Professional fees.......................      262,997      296,295       349,218
  Foreclosed properties, net..............       17,139      150,461       182,880
  Other...................................    1,667,918    1,464,473     1,087,362
                                             ----------   ----------   -----------
       Total Noninterest Expense..........    8,685,162    7,856,873     7,963,356
                                             ----------   ----------   -----------

       Income (Loss) Before Income Taxes..      771,034      495,049      (296,648)

NET BENEFIT FROM INCOME TAXES.............    1,389,062      517,474             -
                                             ----------   ----------   -----------

       Net Income (Loss)..................   $2,160,096   $1,012,523   $  (296,648)
                                             ==========   ==========   ===========


  Net Income (Loss) Available to Common
   Shareholders (Note 3)..................   $  201,569   $ (777,204)  $(1,932,136)
                                             ==========   ==========   ===========

  Basic Income (Loss) Per Common
   Share (Note 3).........................         $.19        $(.73)       $(1.83)
                                             ==========   ==========   ===========
  Diluted Income (Loss) Per Common
   Share (Note 3).........................         $.07        $(.73)       $(1.83)
                                             ==========   ==========   ===========




                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              For the years ended December 31, 1999, 1998 and 1997


                                                 Series B      Series C
                                    Common      Preferred     Preferred    Additional
                                  Stock, $.01  Stock, $6.67  Stock, $6.67    Paid-in    Accumulated
                                   Par Value   Stated Value  Stated Value    Capital      Deficit        Total
                                  -----------  ------------  -----------  -----------  ------------  -----------
Balance, January 1, 1997........    $10,534    $14,173,750     $833,750   $8,674,333   $(8,586,665)  $15,105,702
Common stock issued under the
 Employee Stock Purchase Plan...         47              -            -        7,406             -         7,453
Net loss........................          -              -            -            -      (296,648)     (296,648)
                                    -------    -----------   ----------   ----------   -----------   -----------

Balance, December 31, 1997......     10,581     14,173,750      833,750    8,681,739    (8,883,313)   14,816,507
Common stock issued under the
 Employee Stock Purchase Plan...         25              -            -        6,033             -         6,058
Net income......................          -              -            -            -     1,012,523     1,012,523
                                    -------    -----------   ----------   ----------   -----------   -----------

Balance, December 31, 1998......     10,606     14,173,750      833,750    8,687,772    (7,870,790)   15,835,088
Fractional share payouts under
 the Employee Stock Purchase
 Plan...........................          -              -            -           (2)            -            (2)
Net income......................          -              -            -            -     2,160,096     2,160,096
                                    -------    -----------   ----------   ----------   -----------   -----------
Balance, December 31, 1999......    $10,606    $14,173,750     $833,750   $8,687,770   $(5,710,694)  $17,995,182
                                    =======    ===========   ==========   ==========   ===========   ===========




                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the years ended December 31, 1999, 1998 and 1997

                                            1999              1998              1997
                                       --------------    --------------    --------------
OPERATING ACTIVITIES
  Net income (loss) ..............     $  2,160,096      $  1,012,523      $   (296,648)
  Adjustments to reconcile
   net income (loss) to
   cash provided by
    (used in) operating
    activities:
   Provision for losses on
    loans, foreclosed
    properties and
    servicing ....................          236,012           163,038           296,808
   Depreciation and
    amortization of
    premises and
    equipment ....................          344,744           368,838           419,829
   Amortization of:
    Premiums and discounts
     on loans, investments
     and mortgage-backed
     securities ..................          236,755           130,161            77,038
    Mortgage servicing
     rights ......................          524,532           441,087           468,647
    Other ........................           62,061            62,062            62,061
   Mortgage banking
    activities:
    Proceeds from loan
     sales .......................       59,710,175        63,636,477        40,717,559
    Loan originations and
     purchases ...................      (55,701,070)      (65,277,646)      (39,725,806)
    Realized gains from
     sale of loans ...............         (439,587)         (680,028)         (414,902)
   Realized (gains) and
    losses from sales of:
    Loans ........................                -                 -             1,458
    Other ........................          (63,129)          (70,377)         (185,283)
   Changes in operating
    assets and liabilities:
    Accrued interest
     receivable ..................         (294,316)          (53,369)          (49,047)
    Advances for taxes,
     insurance and other .........          517,843          (963,172)          133,875
    Deferred income taxes ........       (1,386,062)         (550,000)               --
    Other assets .................       (1,069,806)           87,111          (647,246)
    Other liabilities ............          351,884             2,666           453,828
                                       ------------      ------------      ------------
  Net cash provided by
   (used in) operating
    activities ...................        5,190,132        (1,690,629)        1,312,171
                                       ------------      ------------      ------------

INVESTING ACTIVITIES
  Purchase of certificates
   of deposit in other
    financial institutions .......                -        (4,000,000)       (5,000,000)
  Proceeds from maturities
   of certificates of
   deposit in other
     financial institutions ......                -         4,000,000         5,000,000
  Purchase of Federal Home
   Loan Bank stock ...............         (681,200)         (117,800)          (95,800)
  Redemption of Federal
   Home Loan Bank stock ..........                -                 -         1,204,800
  Purchase of securities
   held to maturity ..............              (27)         (750,023)         (298,406)
  Proceeds from
   maturities of
   securities held
   to maturity ...................                -           300,000         4,000,000
  Purchase of securities
   available for sale ............             (925)             (955)       (2,508,289)
  Proceeds from sale
   of securities available
   for sale ......................                -                 -         2,500,000
  Principal remittances on
   mortgage-backed
   securities ....................          974,119           448,012                 -
  Purchases of loans and
   participations ................      (59,287,144)      (35,514,557)      (22,224,143)
  Net (increase) decrease
   in net loans ..................       12,380,966         9,550,071        (1,428,880)
  Proceeds from sales of
   foreclosed properties .........          514,990         1,547,763         2,146,555
  Additions to foreclosed
   properties ....................          (32,121)          (69,026)         (358,419)
  Increase in mortgage
   servicing  rights .............       (1,678,797)         (102,518)         (289,253)
  Purchase of
   and  equipment ................         (560,912)       (1,625,686)         (388,145)
  Proceeds from
   sales of premises and equipment                -               525           601,714
                                       ------------      ------------      ------------
  Net cash used in
   investing activities ..........      (48,371,051)      (26,334,194)      (17,138,266)
                                       ------------      ------------      ------------


                                   (Continued)

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
              For the years ended December 31, 1999, 1998 and 1997

                                             1999             1998               1997
                                        ------------      ------------        ------------
FINANCING ACTIVITIES
  Net increase in NOW and
   savings deposits ..............       10,259,059        15,179,844          13,305,806
  Net increase in
   certificates of deposit .......       14,318,059        18,525,713           9,587,515
  Proceeds from Federal
   Home Loan Bank advances .......       93,000,000        46,000,000          25,500,000
  Repayment of Federal
   Home Loan Bank advances .......      (73,308,333)      (44,638,334)
  Payments on notes payable ......                -           (72,102)            (24,040)
  Payments on capital
   lease obligation ..............          (76,510)          (63,847)            (53,281)
  Repayments of mortgages
   payable on foreclosed
   properties ....................                -                 -             (10,391)
  Redemption of Settlement
  Preferred Stock ................           (4,911)             (712)             (6,002)
  Common stock issued
   under the Employee Stock
   Purchase Plan, net of
    fractional share
    pay-outs .....................               (2)            6,058               7,453
                                       ------------      ------------        ------------
  Net cash provided by
   financing activities ..........       44,187,362        34,936,620          20,663,727
                                       ------------      ------------        ------------

   Increase in cash and
    cash equivalents .............        1,006,443         6,911,797           4,837,632
   Cash and cash
    equivalents at
    beginning of period ..........       17,944,680        11,032,883           6,195,251
                                       ------------      ------------        ------------

   Cash and cash
    equivalents at end of
    period .......................     $ 18,951,123      $ 17,944,680        $ 11,032,883
                                       ============      ============        ============

NONCASH INVESTING AND
 FINANCING ACTIVITIES
  Transfer from loans to
   foreclosed properties .........     $    308,290      $    594,888        $  1,294,615

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid during the year for:
   Interest ......................     $ 11,182,532      $  9,827,556        $  9,199,677
   Income taxes, net of refunds ..                -            29,526                   -





                 See notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years ended December 31, 1999, 1998 and 1997


NOTE 1 - ORGANIZATION

Essex Bancorp, Inc. ("EBI") is a Delaware corporation that was formed in 1994 to be the single thrift holding company for Essex Savings Bank, F.S.B. (the "Bank"), a federally-chartered savings bank which at December 31, 1999 operates
(i) four retail banking branches located in North Carolina and Virginia and (ii) Essex First Mortgage ("Essex First"), a division of the Bank, that engages principally in the origination and sale of residential mortgage loans, as well as the origination of residential construction loans to individuals and builders. EBI's other principal operating subsidiary is Essex Home Mortgage Servicing Corporation ("Essex Home"), a wholly-owned subsidiary of the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, governmental agencies, and third party investors.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:  The consolidated financial statements include the
---------------------------
accounts of EBI and its subsidiaries (collectively, the "Company"). Significant intercompany accounts and transactions have been eliminated in consolidation.

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

Cash and Cash Equivalents:  Cash equivalents include interest-bearing deposits,
-------------------------
federal funds sold and securities purchased under agreements to resell. Generally, federal funds sold and securities purchased under agreements to resell are purchased for one-day periods. Securities purchased under agreements to resell are purchased from a commercial bank and collateralized by mortgage-backed securities issued by the Government National Mortgage Association ("Ginnie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), or the Federal National Mortgage Association ("Fannie Mae").

Investments and Mortgage-Backed Securities:  Investment securities and mortgage-
------------------------------------------
backed securities are classified upon acquisition as held for investment or available for sale. Those securities designated as held for investment are carried at cost adjusted for amortization of premiums and accretion of discounts. Interest income, including amortization of premiums and accretion of discounts, is recognized by the interest method, adjusted for effects of changes in prepayments and other assumptions. Those securities designated as available for sale are carried at fair value, and unrealized gains and losses are reported as a component of other comprehensive income within shareholders' equity. If securities are sold, the adjusted cost of the specific security sold is used to compute the gain or loss on the sale. The market value of securities is based upon valuations obtained from brokers and their market analyses and management estimates.

Derivatives:  In June 1999, the Financial Accounting Standards Board ("FASB")
-----------
issued Statement of Financial Accounting Standards ("SFAS") No. 137 - Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 deferred the effective date of SFAS No. 133 - Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company's management anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on its results of operations or its financial position.

Loans and Foreclosed Properties:  Loans held for investment are stated at the
-------------------------------
principal amount outstanding with adjustments for related premiums or discounts, net deferred loan fees, participations sold, and an allowance for loan losses. The allowance for loan losses is maintained to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income. Actual future losses may differ from estimates as a result of unforeseen events.

SFAS No. 114 - Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 - Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures, requires certain loans to be adjusted for impairment. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all contractual interest and principal payments as scheduled in the loan agreement.

The impaired value of collateral-dependent loans is generally determined based on the fair value of the collateral when it is determined that foreclosure is probable. Generally, it is management's policy to charge-off the impaired portion of any collateral-dependent loan where supported by appraisals or other evidence of value. Otherwise, the impairment is determined based on the present value of the expected cash flows and deficiencies are provided for through the allowance for loan losses. Any change in the fair value of the impaired loan is reported as an addition or a reduction in the related allowance.

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

Management believes that the allowances for losses on loans and foreclosed properties are adequate. While management uses available information to recognize losses on loans and foreclosed properties, future additions to the allowances may be necessary based on changes in economic conditions or characteristics of the loan portfolio.

Loan Income:  Income on loans is derived from interest, the sale of loans and
-----------
various fees. Interest on loans, including amortization of premiums and accretion of discounts, is computed using methods that result in level rates of return on principal amounts outstanding. Loan origination fees and direct loan origination costs are deferred and amortized over the contractual lives of the related loans using methods that result in a constant effective yield on principal amounts outstanding.

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

Mortgage Banking Activities:  Loans held for sale are carried at the lower of
---------------------------
aggregate cost or market. The market value of loans held for sale is determined by commitment agreements with investors or estimates by management based on comparable loan sales in the secondary market. Gains or losses on loan sales are recognized for financial reporting purposes at the time of sale and are determined by the difference between the sales proceeds and the carrying value of the loans, with an adjustment for recourse provisions or an allocation of the basis to the estimated fair value of servicing rights if servicing is retained.

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

Premises and Equipment:  Premises and equipment are stated at cost, less
----------------------
accumulated depreciation and are being depreciated over their estimated useful lives, using the straight-line method of depreciation.

Long-Lived Assets:  The Company periodically evaluates the carrying value of
------------------
long-lived assets in accordance with the provisions of SFAS No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

Income Taxes:  Consolidated corporate income tax returns are filed for EBI and
------------
its subsidiaries. The Company applies the provisions of SFAS No. 109 - Accounting for Income Taxes ("SFAS 109"), which requires an asset and liability approach for determining income taxes. Under SFAS 109, deferred income taxes are recognized for the estimated tax effects of differences between the basis of assets and liabilities for financial reporting and income tax purposes.
Deferred tax assets are only recognized when, in the judgment of management, it is more likely than not that they will be realized.

Stock-Based Compensation Plans:  Effective January 1, 1997, the Company adopted
------------------------------
SFAS No. 123 - Accounting for Stock Based Compensation ("SFAS 123"). SFAS 123 permits either the recognition of cost for the estimated fair value of employee stock-based compensation arrangements on the date of grant, or disclosure in the notes to the financial statements of the pro forma effects on net income and earnings per share, determined as if the fair value-based method had been applied in measuring compensation cost. The Company has adopted the disclosure option and continues to apply APB Opinion No. 25 - Accounting for Stock Issued to Employees in accounting for its plans using the intrinsic value-based method. Accordingly, no compensation cost has been recognized for the Company's stock options granted during 1999, 1998 or 1997.

Comprehensive Income:  In June 1997, the FASB issued SFAS No. 130 - Reporting
--------------------
Comprehensive Income ("SFAS 130"), which establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income is the total of all components of comprehensive income, including net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are included in comprehensive income but excluded from net income under generally accepted accounted principles. SFAS 130 became effective in 1998 and requires that comparative financial statements for earlier periods be reclassified to reflect application of the provisions of SFAS 130. Accordingly, the Company adopted SFAS 130 in 1998. Because there were no items of other comprehensive income for the years ended December 31, 1999, 1998 or 1997, the Company is not providing a report of comprehensive income for those periods.


NOTE 3 - EARNINGS PER SHARE

The Company calculates its basic and diluted earnings per share ("EPS") in accordance with SFAS No. 128 - Earnings Per Share ("SFAS 128"). Accordingly, the components of the Company's EPS calculations for the years ended December 31 are as follows:

                                             1999          1998          1997
                                         ------------  ------------  ------------
  Net income (loss)                      $ 2,160,096   $ 1,012,523   $  (296,648)
  Preferred stock dividends (Note 14)     (1,958,527)   (1,789,727)   (1,635,488)
                                         -----------   -----------   -----------
  Net income (loss) available to
    common shareholders                  $   201,569   $  (777,204)  $(1,932,136)
                                         ===========   ===========   ===========

  Weighted average common shares
   outstanding:
   Basic                                   1,060,642     1,059,138     1,055,776
                                         ===========   ===========   ===========
   Diluted                                 2,835,973     1,059,138     1,055,776
                                         ===========   ===========   ===========

Basic income (loss) per share is computed based on income (loss) available to common shareholders divided by the average number of common shares outstanding for each period. The Company's outstanding options and warrants (Note 15), collectively common stock equivalents, are dilutive with respect to income available to common shareholders for the year ended December 31, 1999 and diluted income per share is computed under the treasury stock method. The Company's common stock equivalents are antidilutive for the years ended December 31, 1998 and 1997; therefore, basic and diluted loss per common share are the same for those periods.

NOTE 4 - INVESTMENT SECURITIES

The amortized cost and fair value of securities held for investment at December 31 were as follows (in thousands):

                                            1999                                 1998
                              ----------------------------------   -----------------------------------
                                         Gross Unrealized                     Gross Unrealized
                              Amortized  ----------------   Fair   Amortized  ----------------  Fair
                                Cost      Gains   Losses   Value     Cost      Gains   Losses   Value
                              ---------  -------  -------  ------  ---------  -------  -------  ------
Securities of U.S. govern-
 ment agencies other than
 the U.S. Treasury             $2,750    $    -     $37    $2,713    $2,750   $    -    $46     $2,704
                               ======    =======  =======  ======  =========  =======  =======  ======

The $2.8 million of U.S. government agency securities held for investment at December 31, 1999 consisted of a $2.0 million note issued by the Federal Home Loan Bank ("FHLB") that matures in the year 2000 and a $750,000 note issued by the FHLB that matures in the year 2002. The U.S. government agency security with a book value of $750,000 and a fair value of $725,000 is pledged as collateral for public depository accounts over $100,000 at December 31, 1999. The U.S. government agency security with a book value of $2.0 million and a fair value of $1.99 million at December 31, 1999 is pledged as collateral for Federal Reserve Bank advances. No securities held for investment were sold in 1999, 1998 or 1997.

Securities available for sale at December 31, 1999 and 1998 consisted of a mutual fund investment that is designed for use as an overnight liquid investment. The mutual fund portfolio is invested in federal funds and repurchase agreements, which are fully collateralized by U.S. Government and/or agency obligations. The fund is managed to have an average maturity of one to seven days, and to maintain a stable net asset value of $1.00 per share. There were no sales of securities available for sale in 1999 or 1998. Proceeds from the sale of securities available for sale totaled $2,500,000 in 1997. No gains or losses were realized on these sales.


NOTE 5 - MORTGAGE-BACKED SECURITIES

The amortized cost and fair value of mortgage-backed securities ("MBS") held for investment, which consisted solely of the Company's interests in a real estate mortgage investment conduit ("REMIC"), at December 31 were as follows (in thousands):

                                            1999                                 1998
                              ----------------------------------   -----------------------------------
                                         Gross Unrealized                     Gross Unrealized
                              Amortized  ----------------   Fair   Amortized  ----------------  Fair
                                Cost      Gains   Losses   Value     Cost      Gains   Losses   Value
                              ---------  -------  -------  ------  ---------  -------  -------  ------
U.S. government agencies:
 Floating-rate REMIC           $480      $    -     $1      $479     $1,456     $   -     $2     $1,454
                               ====      =======  =======  =====    =========  =======  =======  ======

The REMIC is pledged as collateral for FHLB advances at December 31, 1999. There were no sales of MBS held for investment in 1999, 1998 or 1997. No MBS were classified as available for sale at December 31, 1999 or 1998.

NOTE 6 - LOANS

Net loans at December 31 include (in thousands):

                                          1999      1998
                                        --------  --------
  Real estate:
    First mortgages                     $173,372  $152,891
    Second mortgages                       4,268     7,525
    Construction and development          42,477    19,430
    Commercial                             4,645     6,470
  Consumer                                13,464     5,984
  Commercial - other                       1,626     1,601
  Secured by deposits                        731       621
                                        --------  --------
      Total Loans                        240,583   194,522
  Less:
    Unearned loan fees and discounts           4         9
    Allowance for loan losses              1,697     1,845
                                        --------  --------
      Net Loans                         $238,882  $192,668
                                        ========  ========

Included in total loans at December 31, 1999 and 1998 are unamortized premiums of $742,000 and $951,000, respectively.

At December 31, net loans included the following impaired collateral-dependent real estate loans (in thousands):

                                                      1999   1998
                                                      -----  -----
  First mortgages                                     $ 115  $ 298
  Second mortgages                                       36      -
                                                      -----  -----
      Total collateral-dependent real estate loans      151    298
  Less:
    Allowance for loan losses                            43     37
                                                      -----  -----
      Net collateral-dependent real estate loans      $ 108  $ 261
                                                      =====  =====

As of December 31, 1999, the Bank had outstanding commitments (including unfunded portions of lines of credit and construction loan commitments) to fund approximately $31.3 million in mortgage loans and $284,000 in nonmortgage loans. In addition, the Bank's construction loan portfolio includes loans to individuals that will convert to permanent loans upon completion of construction. As of December 31, 1999, such commitments aggregated $14.0 million of fixed rate mortgage loans and $4.5 million of adjustable rate mortgage loans. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because it is possible that the commitments can expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held generally consists of real estate.

The Bank originates first and second mortgage and consumer loans primarily in North Carolina and Virginia. The Bank will also acquire residential mortgage loans, consumer loans and construction loan participations from third parties. Acquired loans comprised approximately 48% and 44% of total loans at December 31, 1999 and 1998, respectively. The Bank requires collateral on all residential mortgage loans and, at origination, generally requires that loan-to-value ratios be no greater than 80%, unless private mortgage insurance has been obtained, in which case higher loan-to-value ratios may be maintained.

At December 31, 1999 and 1998, the Company had $928,000 and $1.2 million, respectively, in nonaccrual loans. Interest income that would have been recorded in accordance with the original terms of the nonaccrual loans amounted to approximately $70,000, $115,000 and $171,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Changes in the allowance for loan losses for the years ended December 31 are as follows:

                                                1999         1998         1997
                                             -----------  -----------  -----------
     Balance at beginning of period          $1,845,295   $2,381,639   $2,555,688
     Provision for loan losses                  148,728       12,699      113,467
                                             ----------   ----------   ----------
                                              1,994,023    2,394,338    2,669,155
     Loans charged-off, net of recoveries      (297,157)    (549,043)    (287,516)
                                             ----------   ----------   ----------
     Balance at end of period                $1,696,866   $1,845,295   $2,381,639
                                             ==========   ==========   ==========

Loans held for sale at December 31, 1999 and 1998 consisted of first mortgage loans originated by Essex First. As of December 31, 1999, Essex First had outstanding commitments to fund mortgage loans totaling approximately $215,000, which were committed for sale to unaffiliated third parties.

Essex First sells substantially all conventional loans without recourse so that losses incurred as a result of nonperformance with respect to the loans sold become the responsibility of the purchaser of the loan as of the date of the closing. On occasion, however, Essex First will sell conventional loans in the secondary market with recourse. As of December 31, 1999, there were $919,000 of loans outstanding that were previously originated and sold by Essex First in the secondary market with recourse.


NOTE 7 - FORECLOSED PROPERTIES

Foreclosed properties at December 31 consist of the following:

                               1999       1998
                             --------   ---------
 Properties acquired
  through foreclosure        $479,767   $684,900
 Less allowance for losses     34,190    113,606
                             --------   --------
                             $ 445,57   $571,294
                             ========   ========

Changes in the allowance
 for losses on foreclosed
 properties for the year
 ended December 31 are as
 follows:

                                     1999            1998           1997
                                   ---------      ---------      ---------
 Balance at beginning of
  year                             $ 113,606      $ 154,752      $ 178,937
 Provision for losses on
  foreclosed properties               14,267        126,338        159,341
                                   ---------      ---------      ---------
                                     127,873        281,090        338,278

Charge-offs, net of recoveries       (93,683)      (167,484)      (183,526)
                                   ---------      ---------      ---------
   Balance at end of year          $  34,190      $ 113,606      $ 154,752
                                   =========      =========      =========


NOTE 8 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 include:

                                                 1999        1998
                                              ----------  ----------
          Land                                $  842,080  $  842,190
          Buildings                            2,324,052   2,051,194
          Furniture and equipment              3,306,719   3,027,647
          Leasehold improvements                 194,254     194,254
          Property under capitalized lease       537,737     537,737
                                              ----------  ----------
                                               7,204,842   6,653,022
          Less accumulated depreciation
           and amortization                    3,805,097   3,469,445
                                              ----------  ----------
                                              $3,399,745  $3,183,577
                                              ==========  ==========

Certain premises are occupied under noncancelable operating lease agreements. Leases having contractual attributes of purchased premises or equipment are capitalized and shown in the table above along with related amortization.

Future minimum lease commitments with terms in excess of one year at December 31, 1999, including cost escalation provisions, are as follows:

                                                    Capital    Noncancelable
                                                     Lease    Operating Leases
                                                    --------  ----------------
      2000                                          $119,201     $237,458
      2001                                           119,201      221,571
      2002                                                 -       18,756
      2003                                                 -            -
      2004                                                 -            -
      Later years                                          -            -
                                                    --------     --------
        Total minimum lease payments                 238,402     $477,785
                                                                 ========
        Amount representing interest                  46,789
                                                    --------
        Present value of net minimum capitalized
          payments                                  $191,613
                                                    ========

Rent expense for the years ended December 31, 1999, 1998 and 1997 amounted to $302,828, $342,496 and $435,147, respectively.

NOTE 9 - DEPOSITS

Deposits at December 31 include (dollars in thousands):

                                                         1999                  1998
                                                 --------------------   ------------------
                                                  Amount     Percent    Amount    Percent
                                                 ---------  ---------  ---------  --------
     NOW accounts -
      noninterest-bearing                         $ 19,630      9.25%   $ 16,791     8.95%
     Passbook and Christmas
      Club                                           4,819      2.27       4,385     2.34
     NOW accounts                                    5,359      2.53       4,792     2.55
     Money market                                   34,297     16.16      27,878    14.86
     Certificate accounts -
      4.01% to 6.00%                               129,088     60.83     113,403    60.44
      6.01% to 8.00%                                19,010      8.96      20,377    10.86
      8.01% to 10.00%                                    6       .00           6      .00
                                                  --------    ------    --------   ------
                                                  $212,209    100.00%   $187,632   100.00%
                                                  ========    ======    ========   ======

A summary of certificate accounts by scheduled maturity at December 31, 1999 is as follows (in thousands):

                  2000              $ 87,023
                  2001                38,543
                  2002                13,501
                  2003                 5,700
             2004 and thereafter       3,337
                                    --------
                                    $148,104
                                    ========

Certificate accounts of $100,000 or more at December 31, 1999 and 1998 amounted to $28.3 million and $22.7 million, respectively.

Interest and weighted average rates on interest-bearing deposits for the years ended December 31 are as follows:

                                           1999               1998               1997
                                     -----------------  -----------------  -----------------
                                      Interest   Rate    Interest   Rate    Interest   Rate
                                     ----------  -----  ----------  -----  ----------  -----
  Passbook and
   Christmas Club                    $  166,090  3.49%  $  147,405  3.49%  $  133,737  3.48%
  NOW accounts                          145,473  2.81      122,330  2.81      122,773  2.83
  Money Market
   accounts                           1,595,513  4.72    1,317,156  4.91    1,041,566  4.87
  Certificate accounts                7,651,148  5.44    6,904,210  5.67    6,381,238  5.73
                                     ----------         ----------         ----------
                                     $9,558,224  5.18%  $8,491,101  5.40%  $7,679,314  5.45%
                                     ==========         ==========


NOTE 10 - FEDERAL HOME LOAN BANK ADVANCES

Borrowings from the FHLB at December 31 consist of the following (in thousands):

Maturity             Interest Rate           1999         1998
--------            --------------         -------      -------
1999                5.01% to 6.00%         $     -      $17,308
2000                4.01% to 6.00%           7,600        7,600
2001                4.01% to 6.00%          37,000            -
                                           -------      -------
                                           $44,600      $24,908
                                           =======      =======

Weighted average rate at end of period        4.72%(1)     5.89%
                                           =======      =======

(1) The average rate on adjustable-rate FHLB borrowings was abnormally low on December 31, 1999 due to annually high levels of market liquidity and is not representative of the average rate on any other day during 1999.

With the exception of $37.0 million and $2.5 million of FHLB advances outstanding at December 31, 1999 and 1998, respectively, all FHLB advances outstanding at December 31, 1999 and 1998 carried fixed rates of interest. The $37.0 million adjustable rate FHLB advances outstanding at December 31, 1999 will mature in 2001 and the applicable rate is indexed to the FHLB overnight deposit rate. The $2.5 million adjustable rate FHLB advance at December 31, 1998 matured in 1999.

Advances from the FHLB at December 31, 1999 are collateralized by (i) mortgage loans with a total principal balance of approximately $79.3 million and (ii) MBS with a book value of $480,000. The unused lendable collateral value was $17.3 million at December 31, 1999. Advances are subject to application approval by the FHLB.


NOTE 11 - INCOME TAXES

The Company is subject to federal and state income taxes, and files a consolidated federal income tax return with its subsidiaries. The Company's provision for (benefit from) income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal tax rate to income (loss) before income taxes for the years ended December 31 as follows:

                                                         1999                   1998                 1997
                                                ----------------------  --------------------  -------------------
                                                   Amount        %        Amount       %        Amount       %
                                                ------------  --------  ----------  --------  ----------  -------
Provision for (benefit from) income taxes
  at statutory federal tax rate                     262,152      34.0%  $ 168,317      34.0%  $(100,860)  (34.0)%
Increase (decrease) resulting from:
   Unrecognized (recognized) tax benefits           188,169      24.4    (192,437)    (38.8)     91,443     30.8
   Future benefit of net deferred tax assets
      not previously recognized                  (1,850,000)   (239.9)   (550,000)   (111.1)          -        -
   State income taxes                                (3,000)      (.4)     21,467       4.3           -        -
   Amortization of excess of cost
     over net assets acquired                        21,101       2.7      21,101       4.3      21,101      7.1
   Other                                             (7,484)     (1.0)     14,078       2.8     (11,684)    (3.9)
                                                -----------   -------   ---------   -------   ---------   ------
                                                $(1,389,062)  (180.2)%  $(517,474)  (104.5)%  $       -        -%
                                                ===========   =======   =========   =======   ==========  ======

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                                  1999          1998
                                                              ------------  ------------
Deferred tax liabilities
          FHLB stock                                          $    92,297   $    92,297
          Basis in acquired loans                               1,420,812     1,776,015
          Other                                                         -        31,282
                                                              -----------   -----------
                  Total deferred liabilities                    1,513,109     1,899,594

Deferred tax assets
         Net operating loss ("NOL") carryforwards               6,754,344     7,252,973
         Alternative minimum tax ("AMT")
             credit carryover                                     330,000       330,000
         MSRs                                                      60,566        58,710
         Allowance for losses on loans and
             foreclosed properties                                343,401       449,908
         Core deposit intangible                                  887,875       968,590
         Premises and equipment                                    23,703         4,424
         Other                                                    350,583       364,462
                                                              -----------   -----------
                  Total deferred assets                         8,750,472     9,429,067
                                                              -----------   -----------
                  Net deferred tax assets before valuation
                    allowance                                   7,237,363     7,529,473
                  Valuation allowance for net deferred tax
                     assets                                    (5,301,301)   (6,979,473)
                                                              -----------   -----------
                  Net deferred tax assets                     $ 1,936,062   $   550,000
                                                              ===========   ===========

The Company applies an asset and liability approach for determining income taxes as required by SFAS 109. A valuation allowance has been established for a significant portion of the Company's deferred tax assets and liabilities because, based on management's assessment, their ultimate realization cannot be assured. In 1999 and 1998, the Company recorded net deferred tax assets of $1.9 million and $550,000, respectively, on the basis of improvements in profitability and management's expectation that sufficient taxable income will be generated to utilize a portion of the Company's NOLs and reversing temporary differences. It is possible that the Company's financial position and management's assessment of its ability to generate taxable income will change in the near term and result in a material adjustment to the valuation allowance.

The Bank and its subsidiaries qualify under provisions of the Internal Revenue Code that permit federal income taxes to be computed after deductions for additions to bad debt reserves. These deductions may be computed using either actual charge-offs or additions to its reserves based on the Bank's historical experience. If the amounts which have qualified as bad debt deductions (approximately $525,000 at December 31, 1999) are used for purposes other than to absorb bad debt losses, they will be subject to federal income tax at the then applicable rates.

At December 31, 1999, the Company had NOL carryforwards for income tax purposes of approximately $17.8 million expiring in the years 2007 through 2011. The utilization of such NOL carryforwards may be limited by the Internal Revenue Code in certain circumstances, including a change in ownership of the Company's common stock. In addition, the Company had an AMT credit carryover of $330,000 at December 31, 1999, which can be carried forward indefinitely.

NOTE 12 - MORTGAGE LOAN SERVICING

At December 31, 1999, 1998, and 1997, the Company serviced or subserviced approximately 18,200, 15,100 and 8,400 loans, respectively, with the following outstanding principal balances (in thousands) at December 31 and related servicing fee income during the respective years ended December 31:

                                      1999                   1998                   1997
                           -----------------------   ---------------------  ---------------------
                               Loan        Loan        Loan        Loan       Loan        Loan
                            Principal   Servicing   Principal   Servicing   Principal  Servicing
                             Balances   Fee Income   Balances   Fee Income  Balances   Fee Income
                            ----------  ----------  ----------  ----------  ---------  ----------
Loans owned by the
   Company                  $  146,621  $        -  $  144,602  $        -   $128,430  $        -
Servicing and sub-
 servicing rights owned/
 participated in by the
 Company                     1,509,113   1,620,919   1,056,677   1,222,478    354,245   1,312,476
                            ----------  ----------  ----------  ----------   --------  ----------
                            $1,655,734  $1,620,919  $1,201,279  $1,222,478   $482,675  $1,312,476
                            ==========  ==========  ==========  ==========   ========  ==========

Servicing fee income is net of $1,964,595 in 1999, $1,088,046 in 1998 and $858,992 in 1997 paid to unaffiliated subservicing clients.

As an agent for investors for whom loans are serviced, the Company maintains escrow and custodial accounts in which borrower payments for principal, interest, taxes and insurance are deposited. At December 31, 1999, approximately $12.7 million of such accounts were on deposit at unaffiliated banks and $17.8 million of such accounts were on deposit at the Bank.

The fair value of MSRs was $1.99 million and $831,000 at December 31, 1999 and 1998, respectively. As a result of fluctuations in mortgage loan prepayment activity, the Company maintains a valuation allowance in order to reduce the carrying value of its MSRs to the estimated fair value at December 31, 1999 and 1998. There were no valuation allowances for MSRs at December 31, 1997.

Following is an analysis of the changes in the Company's MSRs for the years ended December 31:

                                              Carrying    Valuation
                                                Value     Allowance
                                             -----------  ----------
       Balance at January 1, 1997            $1,349,160    $      -
       Purchases                                289,253           -
       Amortization                            (468,647)          -
                                             ----------    --------
       Balance at December 31, 1997           1,169,766           -
       Purchases                                102,518           -
       Amortization                            (387,545)          -
       Valuation adjustments - impairment             -     (53,542)
                                             ----------    --------
       Balance at December 31, 1998             884,739     (53,542)
       Purchases                              1,678,797           -
       Amortization                            (521,631)          -
       Valuation adjustments:
         Impairment                                   -     (31,456)
         Recapture                                    -      28,555
                                             ----------    --------
       Balance at December 31, 1999          $2,041,905    $(56,443)
                                             ==========    ========

Advances for taxes, insurance and other disbursements consist of advances on behalf of investors and advances on behalf of certain investors that have requested the Company to perform special collection and administrative services. In addition, certain investors have recourse against the Company in the event of default on loans that are serviced under a regular servicing option. A valuation allowance has been established for advances for taxes, insurance and other disbursements and for the Company's $1.7 million of recourse obligations to provide for future losses related to the Company's servicing portfolio.


NOTE 13 - EMPLOYEE BENEFIT PLANS

Employees of EBI's subsidiaries participate in a 401(k) retirement plan administered by EBI. Annual contributions to the plan are discretionary, as authorized by the boards of directors of EBI and its subsidiaries. In 1999 and 1998, the Company matched 30% and 25%, respectively, of employee contributions of up to 6.00% of compensation as defined by the plan, which resulted in a $39,213 and $35,829 matching contribution by the Company for the plan years ended December 31, 1999 and 1998, respectively. The Company made a "qualified non-elective" contribution of $38,379 for the plan year ended December 31, 1997 in order to maintain the plan's qualified tax status.

Certain employees of EBI's subsidiaries participate in a Supplemental Executive Retirement Plan ("SERP"). An expense of $33,291, $38,808 and $37,808 was recognized in 1999, 1998 and 1997, respectively, in connection with employee vesting in the SERP. The SERP provides deferred compensation of 5% to 10% of a covered employee's salary. Deferred compensation in excess of 5% is discretionary and subject to the approval of EBI's Executive Compensation Committee. Participants in the SERP as of December 31, 1999 are 100% vested with respect to cumulative pension credits through December 31, 1998. Vesting periods for post-1998 pension credits vary among the participants and range from immediate vesting to full vesting on December 31, 2001.


NOTE 14 - PREFERRED STOCK

On September 15, 1995, EBI merged with Home Bancorp, Inc. ("Home Bancorp") and its wholly-owned subsidiary Home Savings Bank, F.S.B., a Norfolk, Virginia-based savings institution (the "Home Acquisition"). In exchange for all of the outstanding stock of Home Bancorp, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of EBI with a redemption and liquidation value of $14.2 million for the Series B preferred stock and $834,000 for the Series C preferred stock. The preferred stock is redeemable at the option of the Company. The 2,125,000 shares of Series B preferred stock bear a cumulative annual dividend rate of 9.5% (based on the redemption value) and the 125,000 shares of Series C preferred stock bear a cumulative annual dividend rate of 8.0% (based on the redemption value). The Series C preferred stock is senior to Series B preferred stock with respect to the payment of dividends, and the holders of the Series C preferred stock may, in their discretion, from time to time in whole or in part, elect to convert such shares of Series C preferred stock into a like amount of Series B Preferred Stock. Cumulative but undeclared dividends and accrued interest thereon for the Series B and Series C preferred stock were $6,867,869 and $330,763, respectively, as of December 31, 1999.

NOTE 15 - COMMON STOCK

Warrants:  In connection with the Home Acquisition, the stockholders of Home
--------
Bancorp received warrants to purchase 7,949,000 shares of EBI common stock at a price of $0.9375 per share, which was the price of EBI common stock as of June 30, 1995. The warrants became exercisable in September 1998 and will expire in September 2005.

Stock Options:  In 1995, the Company adopted the Essex Bancorp, Inc. Stock
-------------
Option Plan (the "Option Plan"), which was submitted to and approved by the shareholders of EBI in May 1995. In June 1995, EBI's Board of Directors approved the First Amendment to the Option Plan, which reduced the number of options and rights that can be granted with respect to EBI's common stock under the Option Plan to 930,000 shares. Stock appreciation rights ("SARs") may be issued in tandem with options granted under the Plan. These SARs entitle the holder to receive, without any payment to EBI, either cash or shares of EBI common stock, or a combination thereof, in an amount, or having a fair market value determined as of the date of exercise, equal to the excess of the fair market value per share on the date of exercise of the SAR over the price of the related option. SARs become exercisable only in the event of a change of control as defined in the Second Amendment to the Option Plan. The options outstanding as of December 31, 1999 consist of the following: 52,000 exercisable on May 28, 2000 that will expire on May 28, 2007; 5,000 exercisable on June 1, 2002 that will expire on June 1 2009; 1,500 exercisable on July 12, 2002 that will expire on July 12, 2009; and 80,000 exercisable on September 10, 2002 that will expire on September 10, 2009.

In 1995, the Company also adopted the Essex Bancorp, Inc. Non-Employee Directors Stock Option Plan (the "Directors Option Plan"), which was submitted to and approved by the shareholders of EBI in May 1995. In June 1995, EBI's Board of Directors approved the First Amendment to the Directors Option Plan. The First Amendment reduced the maximum number of options and rights that can be granted with respect to EBI common stock under the Directors Option Plan to 20,000 shares. Similar to the Option Plan, SARs may be issued in tandem with options granted under the Directors Option Plan.

The following table summarizes activity under the option plans for years ended December 31, 1999, 1998 and 1997 and the status at December 31, 1999.

                                                       Option Plan                 Directors Option Plan
                                                -------------------------        -------------------------
                                                Number of      Option            Number of      Option
                                                 Options        Price             Options        Price
                                                ----------  -------------        ----------  -------------
 Options outstanding, January 1, 1997             214,690   0.9375-3.2500         3,250      0.9375-3.8750
 Granted                                          110,200       1.3750            1,350          5.5625
 Exercised                                       (184,292)      0.9375                -               -
 Canceled                                          (8,000)      1.3750                -               -
 Rescinded                                        (30,398)      3.2500                -               -
                                                 --------                        ------
 Options outstanding as of December 31, 1997      102,200       1.3750            4,600      0.9375-5.5625
 Granted                                            6,000       5.8750            1,350          2.2500
 Granted                                           20,000       4.8750                -               -
                                                 --------                        ------
 Options outstanding as of December 31, 1998      128,200   1.3750-5.8750         5,950      0.9375-5.5625
 Granted                                            5,000       2.2500            1,350          1.7500
 Granted                                            1,500       2.1250                -               -
 Granted                                           80,000       1.2500                -               -
 Canceled                                         (50,200)      1.3750                -               -
 Rescinded                                         (6,000)      5.8750                -               -
 Rescinded                                        (20,000)      4.8750           (1,350)         5.5625
                                                 --------                        ------
 Options outstanding as of December 31, 1999      138,500   1.3750-2.2500         5,950      0.9375-3.8750
                                                 ========                        ======
 Options exercisable as of December 31, 1999            -                         4,600
                                                 ========                        ======
 Options available for future grant
   as of December 31, 1999                        396,253                        13,050
                                                  =======                        ======


The Company recognized compensation expense of $498,051 during the year ended December 31, 1997 for the options granted June 30, 1995 under the Option Plan, which were exercised in their entirety under the SAR provisions of the options. As of December 31, 1999, the Company had an obligation of $703,000 to its Chief Executive Officer resulting from the exercise of his SARs in November 1997, which amount is included in other liabilities. A determination has not yet been made as to the date and method of payment to satisfy this obligation.

Had compensation cost of the Option Plan been determined based on the fair value at the grant date for awards made under the plan, consistent with the method of SFAS 123, the Company's net income (loss) and income (loss) per share would have been $2.1 million and $.15 (basic EPS) and $0.06 (diluted EPS), $969,000 and $(.77), and $(312,000) and $(1.84) for the years ended December 31, 1999, 1998 and 1997, respectively. The weighted average fair value of the options granted during 1999, 1998 and 1997 would have been $0.68 per share, $2.58 per share and $0.71 per share, respectively. The fair value of each option granted under the Option Plan during 1999, 1998 and 1997 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rates of return of 5.94% in 1999, 5.61% in 1998 and 6.29% in 1997, a dividend yield of zero, expected life of five years and volatility of 50%.

Stock Purchase Plan:  In 1995, the Company adopted the Essex Bancorp, Inc.
-------------------
Employee Stock Purchase Plan (the "Stock Purchase Plan"), which was submitted to and approved by the shareholders of EBI in May 1995. The Stock Purchase Plan permits all eligible employees of the Company to purchase through after-tax payroll deductions, at a 15% discount, shares of the Company's common stock. During the years ended December 31, 1998 and 1997 employees acquired approximately 2,506 and 4,757, respectively, newly-issued shares of the Company's common stock under the Stock Purchase Plan. Effective October 1998, the Company suspended purchases of the Company's common stock under the Stock Purchase Plan.


NOTE 16 - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 - Disclosure About Fair Value of Financial Instruments ("SFAS 107"), requires the disclosure of estimated fair values for financial instruments. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments. Because no quoted market prices exist for a significant part of the Company's financial instruments, the fair value of such instruments has been based on assumptions, which management believes to be reasonable, with respect to future economic conditions, the amount and timing of future cash flows and estimated discount rates. Different assumptions could significantly affect these estimates. Because these estimates do not necessarily represent actual purchases or sales of financial instruments, the market value could be materially different from the estimates presented below. In addition, the estimates are only indicative of individual financial instruments' value and should not be considered an indication of the fair value of the Company taken as a whole.

The following summary presents the methodologies and assumptions used to estimate the fair value of the Company's financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature, and therefore, the results may not be precise. The subjective factors utilized include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. In addition, the calculation of estimated fair values is based on market conditions at December 31, 1999 and 1998 and may not be reflective of current or future fair values.

Financial Assets. The carrying amounts reported for cash and cash equivalents, FHLB stock, loans held for sale, and securities available for sale approximate those assets' fair values. Fair values for securities and mortgage-backed securities held for investment are based on quoted market prices or dealer quotes. The fair value of residential and consumer loans held for investment is based on the Sensitivity Report produced for the Bank by the FHLB. The fair values in this Sensitivity Report are determined by discounted cash flows based upon yield, maturity, repricing, and current rate data reported by the Bank to the OTS. Commercial real estate and construction and development loans are valued based upon discounted cash flows with discount rates approximating rates that would be offered those individual borrowers to extend their credits as of December 31, 1999 and 1998. For nonperforming loans, the estimated fair value is not greater than the estimated fair value of the underlying collateral.

Financial Liabilities. The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date.
The fair values of fixed maturity certificates of deposit, FHLB advances and capitalized lease obligations are based on the Sensitivity Report produced for the Bank by the FHLB. The fair values in this Sensitivity Report are determined by discounted cash flows based upon maturity, cost, and current rate data as reported by the Bank to the OTS.

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

                                            December 31, 1999     December 31, 1998
                                        ----------------------  --------------------
                                                     Estimated            Estimated
                                         Carrying      Fair     Carrying    Fair
                                           Value       Value     Value      Value
                                        -----------  ---------  --------  ---------
                                                     (in thousands)
Financial Assets
  Cash and cash equivalents............  $ 18,951     $ 18,951  $ 17,945   $ 17,945
  FHLB stock...........................     2,230        2,230     1,549      1,549
  Securities available for sale........        19           19        18         18
  Securities held for investment.......     2,750        2,713     2,750      2,704
  Mortgage-backed securities held for
    investment.........................       480          479     1,456      1,454
  Loans held for sale..................       917          917     4,486      4,486
  Loans held for investment, net.......   238,882      237,505   192,668    197,288

Financial Liabilities
  Deposits with no stated maturity.....  $ 64,105     $ 64,105  $ 53,846   $ 53,846
  Time deposits........................   148,104      146,992   133,786    134,895
  FHLB advances........................    44,600       44,239    24,908     25,030
  Capital lease obligations............       192          191       268        269
  Off-balance sheet commitments
    and recourse obligations...........        17           17         -         71


NOTE 17 - REGULATORY MATTERS

The Bank is required pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Office of Thrift Supervision ("OTS") regulations promulgated there under to satisfy three separate requirements of specified capital as a percent of the appropriate asset base: a tangible capital requirement, a core or leverage capital requirement, and a risk-based capital requirement. At December 31, 1999, the Bank was in compliance with the capital requirements established by FIRREA.

Section 38 of the Federal Deposit Insurance Act, as added by the FDIC Improvement Act ("FDICIA"), requires each appropriate agency and the FDIC to, among other things, take prompt corrective action ("PCA") to resolve the problems of insured depository institutions that fall below certain capital ratios. Federal regulations under FDICIA classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I or leverage capital, Tier I risk-based capital, and total risk-based capital. As of December 31, 1999 and 1998, the Bank was "well capitalized" for PCA purposes.

The Bank's capital amounts and ratios as of December 31, 1999 and 1998 are presented in the following tables (dollars in thousands):

                                                                                             To Be Well
                                                          For Capital                      Capitalized Under
                                       Actual          Adequacy Purposes                    PCA Provisions
                             -------------------      ------------------  -------------------------------------------------
                               Amount    Ratio         Amount    Ratio      Amount                                   Ratio
                             ---------  --------      --------  --------   --------                                 -------
As of December 31, 1999
-----------------------
 Total risk-based capital    $18,273       11.44%       $12,782    8.0%     $15,978   (greater than or equal to)      10.0%
 Tier I risk-based capital    17,353       10.86%         6,391    4.0%       9,587   (greater than or equal to)       6.0%
 Tier I (core) capital        17,353        6.25%        11,109    4.0%      13,886   (greater than or equal to)       5.0%
 Tangible equity              17,353        6.25%         4,166    1.5%           -                                      -

As of December 31, 1998
-----------------------
 Total risk-based capital    $17,364       13.09%       $10,609    8.0%     $13,261    (greater than or equal to)     10.0%
 Tier I risk-based capital    16,071       12.12%         5,304    4.0%       7,957    (greater than or equal to)      6.0%
 Tier I (core) capital        16,071        6.97%         9,223    4.0%      11,529    (greater than or equal to)      5.0%
 Tangible equity              16,071        6.97%         3,459    1.5%           -                                      -


NOTE 18 - PARENT COMPANY ONLY Financial Information

Condensed financial information of EBI is presented below. While EBI and the Bank are not operating under any supervisory agreements with the OTS, the Bank must seek a letter of nonobjection from the OTS prior to making dividend payments to EBI.

                                 Balance Sheets
                                 --------------
                           December 31, 1999 and 1998
                           --------------------------
                                 (in thousands)

                                                             1999     1998
                                                            -------  -------
ASSETS
  Cash                                                      $    81  $    92
  Investment in subsidiaries                                 18,891   16,646
  Other                                                         260      260
                                                            -------  -------
                                                            $19,232  $16,998
                                                            =======  =======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Redeemable Preferred Stock redemption proceeds payable    $    79       84
  Other                                                       1,158    1,079
                                                            -------  -------
    Total Liabilities                                         1,237    1,163

SHAREHOLDERS' EQUITY                                         17,995   15,835
                                                            -------  -------
                                                            $19,232  $16,998
                                                            =======  =======

                            Statements of Operations
                            ------------------------
              For the years ended December 31, 1999, 1998 and 1997
              ----------------------------------------------------
                                 (in thousands)

                                            1999     1998     1997
                                           -------  -------  ------

Interest expense on notes payable          $    -   $   (1)  $  (9)
Stock option compensation                       -        -    (601)
Net operating (expense) income                (85)       5      25
                                           ------   ------   -----
 Net (loss) income before undistributed
  income of subsidiaries                      (85)       4    (585)
Undistributed income of subsidiaries        2,245    1,009     288
                                           ------   ------   -----
Net  income (loss)                         $2,160   $1,013   $(297)
                                           ======   ======   =====

                            Statements of Cash Flows
                            ------------------------
              For the years ended December 31, 1999, 1998 and 1997
              ----------------------------------------------------
                                 (in thousands)

                                                    1999      1998     1997
                                                  --------  --------  ------
OPERATING ACTIVITIES
 Net income (loss)                                $ 2,160   $ 1,013   $(297)
 Adjustments to reconcile net income (loss)
   to cash (used in) provided by operating
   activities:
     Equity in income of subsidiaries              (2,245)   (1,009)   (288)
     Dividends from subsidiaries                        -         -     108
     Increase in other assets                           -        (3)   (256)
     Increase (decrease) in other liabilities          79       (32)    827
                                                  -------   -------   -----
       NET CASH (USED IN) PROVIDED BY
         OPERATING ACTIVITIES                          (6)      (31)     94
                                                  -------   -------   -----

FINANCING ACTIVITIES
  Payments on notes payable                             -       (72)    (24)
  Redemption of Settlement Preferred Stock             (5)       (1)     (5)
  Common stock issued under the Employee Stock
    Purchase Plan                                       -         6       8
                                                  -------   -------   -----
       NET CASH USED IN FINANCIN
       ACTIVITIES                                      (5)      (67)    (21)
                                                  -------   -------   -----

       NET (DECREASE) INCREASE IN CASH                (11)      (98)     73
       CASH AT BEGINNING OF PERIOD                     92       190     117
                                                  -------   -------   -----

       CASH AT END OF PERIOD                      $    81   $    92   $ 190
                                                  =======   =======   =====

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash interest paid                              $     -   $    13   $   -


NOTE 19 - SEGMENT INFORMATION

SFAS No. 131 - Disclosures about Segments of an Enterprise and Related Information requires companies to report information about the revenues derived from the enterprise's segments, about the geographical divisions in which the enterprise earns revenues and holds assets and about major customers.

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


                                   Retail              Mortgage
                                 Community  Mortgage    Loan      Corporate/
                                  Banking   Banking   Servicing  Eliminations     Total
                                 ---------  --------  ---------  -------------  ---------
                                                      (in thousands)
1999 Segment Information
Customer revenues               $  3,761     $ 3,318    $2,524     $      2    $  9,605
Affiliate revenues                     -         456       475         (931)          -
Depreciation and amortization        113          56        80           96         345
Pre-tax income (loss)                567       1,984       586       (2,366)        771
Total assets                     229,848      43,696     7,579       (3,384)    277,739

1998 Segment Information
Customer revenues               $  4,047     $ 2,672    $1,565     $     81    $  8,365
Affiliate revenues                     -         497       443         (940)          -
Depreciation and amortization         99          63        81          126         369
Pre-tax income (loss)              1,008       1,552       158       (2,223)        495
Total assets                     207,189      23,710     9,063       (8,922)    231,040

1997 Segment Information
Customer revenues                  3,666       2,158     1,511          445       7,780
Affiliate revenues                     -         385       536         (921)          -
Depreciation and amortization         70          87        94          169         420
Pre-tax income (loss)                422       1,037       543       (2,299)       (297)
Total assets                     181,072      18,865     6,683      (11,532)    195,088

Retail Community Banking. The Company provides retail community banking services through the Bank, which operates four retail banking branches located in North Carolina and Virginia. The Bank is a savings association that attracts deposits from the general public in its primary market area, which, together with borrowings from the FHLB, fund the Bank's investment predominately in real estate mortgage loans. Revenues and pre-tax income for the retail community banking segment are presented before cost of funds allocation to its mortgage banking division.

Mortgage Banking. The Company engages in mortgage banking activities through Essex First, which conducts its operations out of four offices located in North Carolina and Virginia. Essex First was established primarily to originate loans for sale to private investors in the secondary market in order to generate fee income while avoiding the interest rate and credit risk associated with holding long-term fixed-rate mortgage loans in its portfolio. In addition, Essex First currently originates the majority of the Bank's loan product. A majority of all residential mortgage loans originated by Essex First for sale in the secondary market are sold with servicing released to third party investors in order to enhance fee income. Substantially all of the loans originated by Essex First and not sold with servicing released to third party investors are sold to the Bank on a whole loan basis. In addition to its secondary marketing activities, Essex First derives interest revenue from its residential construction loan programs for individuals and builders, as well as builder loan participations acquired from nonaffiliated financial institutions. Construction lending activities generally are limited to Essex First's primary market, with particular emphasis in the greater Richmond, Virginia market, the Tidewater, Virginia area and counties in northeastern North Carolina. More recently, Essex First has expanded its construction lending into the Raleigh, North Carolina, Northern Virginia and Maryland markets and through its builder loan participations it has expanded indirectly into South Carolina, Alabama, Florida, Georgia, Nevada and Texas. Revenues and pre-tax income for the mortgage banking segment are presented before cost of funds allocation.

Mortgage Loan Servicing. The Company provides mortgage loan servicing through Essex Home, which conducts its operations out of a leased operations facility in Virginia Beach, Virginia. Revenues generated by Essex Home consist primarily of loan servicing fees, late charges and other ancillary fees. In addition to servicing loans for the Bank and Essex First and being licensed by Fannie Mae, Freddie Mac and Ginnie Mae, Essex Home services and subservices loans for approximately eight private investors and 77 subservicing clients. While Essex Home services mortgage loans secured by residential real estate throughout the United States, approximately 85% of its mortgage loan servicing portfolio is concentrated among New York, Florida, New Jersey, Virginia, Texas, California and North Carolina. As of December 31, 1999, Essex Home serviced for affiliates and nonaffiliates in the aggregate approximately 18,200 loans totaling $1.7 billion.



                             [intentionally blank]

                              ESSEX BANCORP, INC.
                             INVESTOR INFORMATION

Annual Meeting of Stockholders

  The Annual Meeting of Stockholders of Essex Bancorp, Inc. will be held at Interstate Corporate Center, Building #5, First Floor Conference Room, Norfolk, Virginia on June 16, 2000 at 1:00 p.m.

Stock Price Information

  Essex Bancorp, Inc.'s common stock is listed on the American Stock Exchange ("AMEX") under the symbol "ESX." The table below sets forth the high and low sales prices of the common stock, as reported by the AMEX during 1999 and 1998.

                 1999              1998
           ----------------  ----------------
Quarter     High      Low     High      Low
---------  -------  -------  -------  -------
First      $3.7500  $1.3750  $6.7500  $3.9375
Second      3.0000   2.0625   5.1250   3.0000
Third       2.1250   1.2500   3.2500   1.9375
Fourth      2.0625   1.1250   2.3750   1.3125

Stock Transfer Agent

  Stockholders who have questions about their accounts or who wish to change ownership or address of stock; to report lost, stolen or destroyed certificates; or to consolidate accounts, should contact:

Continental Stock Transfer and Trust Co.
2 Broadway
New York, NY  10004
Telephone (212) 509-4000
Web Site www.continentalstock.com



Annual Report on Form 10-K and Additional Information

  A copy of Form 10-K as filed with the Securities and Exchange Commission is available without charge to stockholders upon written request. Requests for this or other financial information about Essex Bancorp, Inc. should be directed to:

Jennifer L. DeAngelo, Corporate Secretary
Essex Bancorp, Inc.
Interstate Corporate Center
Building #9, Suite 200
Norfolk, Virginia  23502
Telephone (757) 893-1326

Independent Accountants

PricewaterhouseCoopers LLP
One Columbus Center, Suite 400
Virginia Beach, Virginia 23462
Telephone (757) 493-7700

Web Site

For additional information about Essex Bancorp, Inc.'s financial performance, products and services, please visit our web site at www.essexbancorp.com.

                               ESSEX BANCORP, INC.


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

Earl C. McPherson
President
Essex First Mortgage, a Division of
Essex Savings Bank, F.S.B.



DIRECTORS

Gene D. Ross
Chairman, President and Chief Executive Officer
Essex Bancorp, Inc.

Roscoe D. Lacy, Jr.
Vice President and General Manager
Miles Jennings, Inc.
Elizabeth City, North Carolina
(industrial supply company)

Robert G. Hecht
Chief Executive Officer
Trumbull Corporation
Pittsburgh, Pennsylvania
(highway construction company)

Harry F. Radcliffe
President and Chief Executive Officer
Fort Pitt Capital Management
Pittsburgh, Pennsylvania
(investment management company)

                               ESSEX BANCORP, INC.


                              Corporate Information


Executive Offices


Interstate Corporate Center
Building #9, Suite 200
Norfolk, Virginia  23502
Telephone (757) 893-1300

Subsidiaries of Essex Bancorp, Inc.

Essex Savings Bank, F.S.B.
Interstate Corporate Center
Building #9, Suite 200
Norfolk, Virginia  23502
Telephone (757) 893-1300

Essex Home Mortgage Servicing Corporation
2420 Virginia Beach Boulevard, Suite 109
Virginia Beach, Virginia  23454
Telephone (757) 631-4240



Essex Savings Bank, F.S.B.
Retail Banking Offices

Virginia
  520 South Main Street
  Emporia, Virginia  23847

  1401 Gaskins Road
  Richmond, Virginia  23233

  2825 Godwin Boulevard
  Suffolk, Virginia  23434

North Carolina
  400 W. Ehringhaus Street
  Elizabeth City, North Carolina 27909

Essex First Mortgage, a Division of Essex Savings Bank, F.S.B.
Mortgage Loan Production Offices

Virginia
  1401 Gaskins Road
  Richmond, Virginia  23233

  2430 Southland Drive, 3rd Floor
  Chester, Virginia  23831

  Interstate Corporate Center
  Building #9, Suite 100
  Norfolk, Virginia  23502

North Carolina
  400 W. Ehringhaus Street
  Elizabeth City, North Carolina  27909

Opening Spring 2000
  Essex Savings Bank, F.S.B.
  9695 Sliding Hill Road
  Ashland, Virginia  23005