Form 10KSB40, Exhibit 13
period 2000-12-31
ESSEX BANCORP INC /NEW
filed 2001-03-30
CIK 847325

                                                                      EXHIBIT 13


                                     ESSEX
                                  BANCORP, INC.



                                2000 ANNUAL REPORT

                                     ESSEX
                                 BANCORP, INC.

                               Table of Contents


                                              Page
                                              ----

Management's Discussion and Analysis             1

Independent Auditors' Report                    14

Report of Independent Accountants               15

Consolidated Financial Statements               16

Notes to Consolidated Financial Statements      21

Investor Information                            42

Directors and Officers                          43

Corporate Information                           44

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


    Essex Bancorp, Inc. (the "Company") is a Delaware corporation that was formed in 1994 to be the single thrift holding company for Essex Savings Bank, F.S.B. (the "Bank"), a federally-chartered savings bank which operates (i) five retail banking branches in North Carolina and Virginia and (ii) Essex First Mortgage ("Essex First"), a division of the Bank, that engages in the origination and sale of residential mortgage loans, the origination of residential construction loans to individuals and builders and the participation in residential construction, acquisition and development and lot loans. The Company's other principal operating subsidiary is Essex Home Mortgage Servicing Corporation ("Essex Home"), a wholly-owned subsidiary of the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, governmental agencies, and third party investors.

    The following discussion and analysis of financial condition and results of operations should also be read in conjunction with the Consolidated Financial Statements and related Notes included herein.


Financial Condition

    General. Total assets of the Company at December 31, 2000 were $307.7 million as compared to $277.7 million at December 31, 1999, an increase of approximately $30.0 million or 10.8%. The predominant factor contributing to the increase in total assets was the growth in loans held for investment, which increased $27.0 million or 11.3%. This growth resulted from secondary market purchases of residential loans, consumer loans and construction, acquisition and development and lot loan participations.

    Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash, interest-bearing deposits in other banks and federal funds sold) decreased by $1.2 million or 6.2% during 2000 as a result of the Company's Year 2000 liquidity management plan in 1999, which provided for excess liquidity on December 31, 1999 in anticipation of stronger customer demand for cash during the Year 2000 rollover.

    Investment Securities. As a matter of policy, the Company generally emphasizes lending activities (as opposed to investing activities) in order to enhance the weighted average yield on its interest-earning assets and, thus, its results of operations. Investment securities (including securities classified as available for sale) consist of U.S. government agency obligations, Federal Home Loan Bank ("FHLB") stock and mutual fund investments. During the year ended December 31, 2000, investment securities decreased $453,000 or 9.1%. The decrease during 2000 was attributable to the scheduled maturity of a $2.0 million FHLB note, the impact of which was partially offset by the purchase of a $1.0 million FHLB fixed-rate note and a $535,000 increase in FHLB stock in order to satisfy the Bank's minimum investment requirements for FHLB membership.

    Loans. Net loans (including loans classified as held for sale) increased by $27.2 million or 11.3% during 2000. This growth resulted from residential loan purchases of $19.1 million, consumer loan purchases of $2.3 million and net participation purchases of $17.6 million of residential construction, acquisition and development, and lot loans. These purchases were undertaken in order to (i) replenish the residential loan segment of the portfolio, which was being impacted by the slowdown in loan originations in conjunction with rising mortgage interest rates beginning in January 1999 and (ii) to improve the Company's net interest margin over the long-term partially through higher-yielding and adjustable-rate construction loans and participations. Acquisition of the participations is strategically designed to draw upon the construction lending expertise at the Bank.

    Nonperforming Assets. The Company's nonperforming assets, net of specific reserves for collateral-dependent real estate loans ("CDRELs") and foreclosed properties, decreased from $1.3 million at December 31, 1999 to $749,000 at December 31, 2000, and consisted of the following (dollars in thousands):

                                                  2000           1999
                                                  ----           ----
                                                     % of            % of
                                                     Total           Total
                                             Amount  Loans   Amount  Loans
                                             ------  -----   ------  -----
  Nonaccrual loans, net:
   First and second mortgages..............    $316    .12%  $  350    .14%
   Commercial..............................      61    .02      377    .16
   Consumer................................     184    .07      157    .07
  Accruing loans 90 days or more past due..       -      -        -      -
  Troubled debt restructurings.............       -      -        -      -
                                               ----    ---   ------    ---
     Total nonperforming loans.............     561    .21      884    .37
  Foreclosed properties, net...............     188    .07      446    .19
                                               ----    ---   ------    ---
     Total nonperforming assets............    $749    .28%  $1,330    .56%
                                               ====    ===   ======    ===

  Nonperforming assets to total assets.....            .24%            .48%
  Nonperforming loans to total loans.......            .21             .37
  Allowance for loan losses to
   total loans.............................            .65             .71
  Allowance for loan losses to
   nonaccrual loans........................         301.56          182.88
  Allowance for loan losses to
   nonperforming loans.....................         301.56          182.88

    The decrease in nonperforming loans included the impact of a $247,000 charge-off for one borrower resulting from a default on floor plan loans made to a used car dealer ("dealer loans"). The decrease in foreclosed properties resulted from the sale of eight properties in 2000, coupled with the partial write-down in one property secured by undeveloped lots.

    In addition to the $749,000 and $1.3 million of nonperforming assets at December 31, 2000 and 1999, respectively, the Company had classified for regulatory purposes an additional $1.4 million of assets (including accrued interest and advances and net of specific loss reserves) based on a rating system adopted by the Company, as compared to $1.4 million of classified assets at December 31, 1999. These classified loans evidence one or more weaknesses or potential weaknesses and, depending on the regional economy and other factors, may become nonperforming assets in future periods.

    Mortgage Servicing Rights and Loan Premiums. As of December 31, 2000 and 1999, the Company reported $2.1 million and $2.0 million, respectively, of purchased and originated mortgage servicing rights (collectively, "MSRs") and $482,000 and $742,000, respectively, of capitalized loan premiums. In addition to periodic amortization of the net loan premiums, the impact of secondary market purchases during 2000 reduced net loan premiums because of discounts on purchases of residential loan portfolios where the note rates were less than the required market yield. The carrying value of the Company's MSRs and loan premiums are dependent upon the cash flows from the underlying mortgage loans and their carrying value may be impaired if prepayment activity exceeds expectations. At December 31, 2000, no assurance can be made that significant amortization or impairment adjustments will not be necessary in the future with respect to the Company's MSRs or capitalized loan premiums.

    Deposits. Deposits, the primary source of the Company's funds, increased by $30.4 million or 14.3% during the year ended December 31, 2000. A $29.7 million increase in interest-bearing deposits occurred primarily in certificates of deposit at all of the Bank's retail banking branches. In addition to its usual competitive interest rates, the Bank offered interest rate specials as a means of growing deposits in 2000 in order to fund loan growth, coupled with the impact of the downward corrections in the stock market during the last quarter of 2000 on investors' decisions to seek alternative investment options.

    Borrowings. The Company's borrowings consist primarily of advances from the FHLB. FHLB advances decreased by $3.6 million or 8.1% during the year ended December 31, 2000. At December 31, 2000, the unused lendable collateral value for additional FHLB advances was $40.9 million.

    Shareholders' Equity. Total shareholders' equity at December 31, 2000 was $21.9 million, an increase of $3.9 million from shareholders' equity of $18.0 million at December 31, 1999. This change reflects the Company's net income of $3.9 million for the year ended December 31, 2000, which is further described under Results of Operations.

    As part of the Bank's acquisition of Home Bancorp, Inc. ("Home Bancorp") and its wholly-owned subsidiary Home Savings Bank, F.S.B. on September 15, 1995 (the "Home Acquisition"), the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of the Company with an aggregate redemption and liquidation value of $15.0 million, and bearing cumulative annual dividend rates of either 8% or 9.5%. Cumulative but undeclared dividends and accrued interest thereon for the Series B and Series C preferred stock approximated $9.3 million at December 31, 2000. As the Company has previously disclosed, the accumulating dividends on the classes of preferred stock are such that the book value per common share at Bancorp is likely to remain negative, and even increase, for the foreseeable future.

    On February 1, 2001, the Company announced that its Board of Directors unanimously decided to pursue a going-private transaction, which would be subject to the recommendation and approval of a Special Committee. If such a transaction goes forward, it will also be subject to shareholder approval. In a going-private transaction, the Company would merge with a newly-formed subsidiary and the Company's common shareholders would receive a cash payment for their shares that would represent a premium over the current and recent market prices for the shares. The subsidiary, Essex Acquisition Corporation ("EAC"), was incorporated in March 2001. The Board of Directors believes that such a going-private transaction may be the best way to provide liquidity and a return to Bancorp's common shareholders.

    Accordingly, the Board of Directors has formed a Special Committee and has authorized it to, among other things, (i) retain a financial adviser to render an opinion as to the fairness of the cash consideration to be received by common shareholders from a financial point of view and (ii) retain securities counsel to ensure compliance with securities regulations and special counsel to assist in the decision-making process. The results of these activities will ultimately be the basis for a recommendation by the Special Committee to the Board of Directors with regard to the structure, fairness and advisability of the going-private transaction. Although there can be no assurances that the going-private transaction will take place, the Board of Directors currently anticipates that it may submit a proposal to the Company's shareholders for their approval at the Company's annual meeting to be held on June 21, 2001. If the going-private transaction is approved, EAC will become the surviving holding company.

Results of Operations

    The Company's net income for the year ended December 31, 2000 totaled $3.9 million, compared to net income of $2.2 million for the year ended December 31, 1999. The Company's net income for 2000 included a $2.7 million tax benefit, as compared to a $1.4 million tax benefit in 1999, reflecting the recognition of the tax benefits associated with $3.3 million in 2000 and $1.85 million in 1999 of the Company's net operating tax loss ("NOL") carryforwards. On a pre-tax basis, the Company had consolidated earnings of $1.2 million for the year ended December 31, 2000 as compared to $771,000 for the year ended December 31, 1999. The Company's overall results reflected increases in (i) net interest income, resulting from an increase in average interest-earning assets, coupled with an increase in the net yield on interest earning assets and (ii) the provision for loan losses based on management's assessment of the allowance for loan losses in relation to growth in the loan portfolio and (iii) loan servicing fees resulting from an increase in Essex Home's mortgage loan servicing portfolio since the beginning of 1999. In addition, the Company's mortgage banking income declined during 2000 because of a slowdown in permanent residential loan originations in conjunction with rising interest rates.

    Net Interest Income. Net interest income totaled $7.6 million and $6.3 million for the years ended December 31, 2000 and 1999, respectively. In addition, the net interest margin was 2.81% and 2.71% for the years ended December 31, 2000 and 1999, respectively.



                             [intentionally blank]

    The following table presents for the periods indicated the total dollar amount of interest from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin.


                                                    2000                      1999
                                         --------------------------   --------------------------
                                         Average             Yield/   Average             Yield/
                                         Balance   Interest   Rate    Balance   Interest   Rate
                                         --------  --------  ------   --------  --------  ------
                                                           (dollars in thousands)
Interest-earning assets:
 Loans (1).............................  $258,119   $21,131    8.19%  $215,897   $16,645    7.71%
 Investment securities.................     4,408       301    6.82      4,523       259    5.74
 Mortgage-backed securities............       480        35    7.32        798        46    5.77
 Federal funds sold....................     1,157        72    6.20      1,365        67    4.90
 Other.................................     7,660       664    8.66      8,888       441    4.96
                                         --------   -------           --------   -------
   Total interest-earning assets.......   271,824    22,203    8.16    231,471    17,458    7.54
Cash...................................     5,895                        5,850
Other, less allowance for loan losses..    14,818                       11,041
                                          -------                      -------
   Total assets........................  $292,537                     $248,362
                                         ========                     ========

Interest-bearing liabilities:
 Time deposits.........................  $162,487     9,498    5.85%  $140,648     7,651    5.44%
 Other deposits........................    42,147     1,902    4.51     43,731     1,907    4.36
                                         --------   -------           --------   -------
  Total deposits.......................   204,634    11,400    5.57    184,379     9,558    5.18
 FHLB advances.........................    48,723     3,132    6.43     29,233     1,583    5.42
 Other.................................       147        28   18.66        231        43   18.46
                                         --------   -------           --------   -------
   Total interest-bearing
    liabilities........................   253,504    14,560    5.74    213,843    11,184    5.25
                                                    -------                      -------
Demand deposits........................    16,618                       16,691
Other..................................     3,718                        1,566
                                         --------                     --------
   Total liabilities...................   273,840                      232,100

Shareholders' equity...................    18,697                       16,262
                                         --------                     --------
   Total liabilities and
    shareholders' equity...............  $292,537                     $248,362
                                         ========                     ========

Net interest earnings..................             $ 7,643                      $ 6,274
                                                    =======                      =======
Net interest spread....................                        2.42%                        2.29%
                                                              =====                        =====
Net interest margin (2)................                        2.81%                        2.71%
                                                              =====                        =====
Average interest-earning assets
 to average interest-bearing
 liabilities...........................                      107.23%                      108.24%
                                                             ======                       ======

(1) Nonaccrual loans and loans classified as held for sale are included in the average balance of loans.
(2) Net interest margin is net interest income divided by average interest-earning assets.

    The increase in net interest income from 1999 to 2000 reflected the favorable impact of a 19.6% increase in average loans, coupled with a 48 basis point increase in the average yield on loans. The increasing mortgage interest rates beginning in January 1999 resulted in a slowdown in refinancings, which stabilized prepayments in the loan portfolio, and the Company has been diversifying its loan portfolio by investing in higher-yielding, adjustable-rate products, including construction loans to residential builders and participations in such loans. However, net interest margin compression occurred throughout 2000 because of the inverted yield curve that existed through most of the year, coupled with the impact of competition for deposits as a funding source for growth.

     The Company expects that if interest rates continue to decline as they have since the end of 2000, the repricing of deposits and borrowings to lower interest rates will favorably impact the net interest margin. However, lower interest rates can also stimulate an increase in the volume of refinancings to lower fixed-rate loans. While the Company will continue to emphasize investment in adjustable-rate loan portfolios, borrowers' demands for fixed-rate loans may result in a higher origination of balloon payment and adjustable-rate loans with longer initial adjustment terms. While the Company will continue to emphasize the origination and secondary market purchase of residential first mortgage loans, it will also continue to expand its loan growth focus to construction, development and consumer loans, which are generally higher yielding and more interest rate sensitive than residential loans.

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

                                      Increase (Decrease) From
                                        1999 to 2000 Due to
                                     --------------------------
                                      Rate     Volume     Net
                                     -------  --------  -------
                                       (dollars in thousands)
  Interest income on:
   Loans (1)                          $1,078   $3,408   $4,486
   Investment securities                  48       (6)      42
   Mortgage-backed securities             10      (21)     (11)
   Federal funds sold                     16      (11)       5
   Other interest-earning assets         291      (68)     223
                                      ------   ------   ------
        Total interest income (2)      1,443    3,302    4,745
                                      ------   ------   ------

  Interest expense on:
   Time deposits                         604    1,243    1,847
   Other deposits                         65      (70)      (5)
   FHLB advances                         339    1,210    1,549
   Other interest-bearing
     liabilities                           -      (15)     (15)
                                      ------   ------   ------
        Total interest expense         1,008    2,368    3,376
                                      ------   ------   ------

        Net interest income           $  435   $  934   $1,369
                                      ======   ======   ======

  (1) Includes loans classified as held for sale.
  (2) Includes the amortization of premiums.

    Provision for Loan Losses. The provision for loan losses represents the charge against earnings that is required to fund the allowance for loan losses. The level of the allowance for loan losses is determined by management of the Company based upon its evaluation of the inherent risks within the Company's loan portfolio. This evaluation incorporates charge-off history and loan classification status into a loss migration analysis in order to arrive at an estimate of the required allowance for loan losses. The Company also considers, among other things, present and prospective industry trends, regional and national economic conditions and potential problems with sizable loans. As adjustments become identified through this ongoing managerial assessment, they are reported in the earnings of the period in which they become known.

     For the years ended December 31, 2000 and 1999, provisions for loan losses amounted to $740,000 and $149,000, respectively. At December 31, 2000, nonperforming assets of $749,000 were .24% of total assets as compared to nonperforming assets at December 31, 1999 of $1.3 million, which was .48% of total assets. The Company's loan loss coverage, expressed as the ratio of the allowance for loan losses to nonperforming loans, improved from 182.88% as of December 31, 1999 to 301.56% as of December 31, 2000. Further credit quality improvements were evidenced by a decline in loans past due 30-89 days from $1.1 million at December 31, 1999 to $680,000 at December 31, 2000.

    Although management utilizes its best judgment in providing for probable losses, there can be no assurance that the Company will not have to increase its provision for loan losses in the future as a result of unforeseen changes in the portfolio. Any such increase could adversely affect the Company's results of operations.

    Noninterest Income. Noninterest income for the year ended December 31, 2000 totaled $2.6 million, a $226,000 or 8.1% decrease from the $2.8 million during the year ended December 31, 1999. This decrease was primarily attributable to (i) a $283,000 decline in mortgage banking income resulting from a slowdown in mortgage loan originations in conjunction with rising interest rates and (ii) a $192,000 decline in other noninterest income resulting from nonrecurring adjustments to servicing-related receivables in 1999. These decreases were partially offset by a $161,000 increase in loan servicing fees and an $88,000 increase in other service charges and fees resulting from an increase in Essex Home's average mortgage loan servicing portfolio for the comparable periods. The Company intends to pursue opportunities to increase its loan servicing revenues in order to mitigate the impact of the decline in mortgage banking income.

    Noninterest Expense. Total noninterest expense increased $154,000 or 1.9% from $8.2 million during the year ended December 31, 1999 to $8.3 million during the year ended December 31, 2000. This increase was primarily attributable to
(i) a $538,000 increase in salaries and employee benefits resulting from an increase in the number of full-time equivalent employees, coupled with a lower deferral of fixed loan origination costs, such as personnel costs for loan processors, underwriters and closers, because of the decline in loan origination volume in 2000 and (ii) a $117,000 increase in foreclosed properties expense resulting from net gains on disposals in 1999 that did not recur in 2000, coupled with the partial write-down of one foreclosed property secured by undeveloped lots. These increases were partially offset by a $486,000 decrease in deposit insurance premiums resulting from a lower deposit insurance assessment rate in 2000.

    Benefit from Income Taxes. The Company recognized a $2.7 million tax benefit in the year ended December 31, 2000, as compared to a $1.4 million tax benefit in the comparable period of 1999. The benefits resulted from the recognition of the tax benefits associated with $3.3 million in 2000 and $1.9 million in 1999 of the Company's NOL carryforwards and was predicated upon the Company's favorable trends in actual and projected core profitability. The benefit recognized in 1999 was based on taxable income projections through 2002. During 2000, however, management determined that it is more likely than not that the Company will sustain profitability through the expiration dates of the NOLs and recognized the benefits associated with the remainder of the NOLs based on projected taxable income through such dates. Future adjustments will be required if it is determined that the Company's deferred tax asset for the NOLs has been impaired or if performance materially exceeds projections. For additional information, refer to Note 13 of the Notes to Consolidated Financial Statements.


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

     The following table presents the difference between the Bank's interest-earning assets and interest-bearing liabilities within specified maturities at December 31, 2000. Data for this table was obtained from the FHLB Interest Rate Risk Service Sensitivity Report, adjusted in some cases where management was able to use more detailed information than was available to the FHLB. Using the Bank's Thrift Financial Report, which details scheduled maturities and interest rates, the FHLB applies asset prepayment rates and deposit retention rates which management believes to be reasonable in determining the interest rate sensitivity gaps. This table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain assets and liabilities is subject to competition and other limitations. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and at different volumes. In addition, the following table presents information as of December 31, 2000 and is not necessarily indicative of the Bank's interest rate sensitivity at any other time.


                                                 Anticipated Period Until Maturity or Repricing
                                  ----------------------------------------------------------------------------------
                                    0 to     7 Months      1-3        3-5      Over 5      Total       % of    Fair
                                  6 Months   to 1 Year    Years      Years      Years     Balance     Total   Value
                                  --------   ---------   --------   --------   -------    -------   --------  -----
                                                              (dollars in thousands)
Interest-earning assets:
Loans receivable:
 First mortgage:
  Adjustable-rate                 $ 68,658   $ 56,018   $ 16,575   $ 32,103    $     -   $173,354   61.5%  $172,829
  Fixed-rate                         7,172      6,337     20,389     12,419     29,350     75,667   26.9     76,353
 Second mortgage                     2,122        227        471        104          -      2,924    1.0      2,902
 All other                           3,286      1,387      5,131      2,699      3,028     15,531    5.5     16,275
Investments                         12,557          -      1,760          -          -     14,317    5.1     14,337
                                  --------   --------   --------   --------    -------   --------  -----   --------
 Total                              93,795     63,969     44,326     47,325     32,378   $281,793  100.0%  $282,696
                                  --------   --------   --------   --------    -------   ========  =====   ========

Interest-bearing liabilities:
 Deposits                           89,012     63,735     69,921      8,346     11,585   $242,599   85.5%  $243,992
 Capitalized lease                      26         74          -          -          -        100    0.0        107
 Variable-rate borrowings           41,000          -          -          -          -     41,000   14.5     41,051
                                  --------   --------   --------   --------    -------   --------  -----   --------
 Total                             130,038     63,809     69,921      8,346     11,585   $283,699  100.0%  $285,150
                                  --------   --------   --------   --------    -------   ========  =====   ========

Effect of off-balance sheet
 items (1)                          (4,873)       701      1,321        867      1,985
                                  --------   --------   --------   --------    -------

Maturity gap                      $(41,116)  $    861   $(24,274)  $ 39,846    $22,778
                                  ========   ========   ========   ========    =======

Cumulative gap:
 December 31, 2000                $(41,116)  $(40,255)  $(64,529)  $(24,683)   $(1,905)
                                  ========   ========   ========   ========    =======
 December 31, 1999                $(50,632)  $(52,827)  $(76,219)  $(47,026)   $ 1,169
                                  ========   ========   ========   ========    =======

Cumulative gap as a percent
 of total assets:
 December 31, 2000                  (13.3)%    (13.1)%    (20.9)%     (8.0)%     (0.6)%
                                  ========   ========   ========   ========    =======
 December 31, 1999                  (18.2)%    (19.0)%    (27.5)%    (16.9)%       0.4%
                                  ========   ========   ========   ========    =======

Cumulative ratio of interest-
 earning assets to interest-
 bearing liabilities                  72.1%      81.4%      76.6%      91.7%      99.3%
                                  ========   ========   ========   ========    =======

(1) Reflects the effect of entering into commitments with third parties to originate and sell loans.

    The Bank's one-year interest rate sensitivity gap amounted to a negative 13.1% at December 31, 2000, down from negative 19.0% at December 31, 1999. The decrease in the negative gap measure resulted from increases in (i) adjustable rate assets, which include construction and development loans and participations, (ii) prepayment expectations on mortgage loans resulting from lower interest rates at 2000 year-end and (iii) short-term and adjustable rate borrowings from the FHLB. The Company will consider extending FHLB advance maturities in order to mitigate the impact of an increase in interest rates in the future. While the Company continues to emphasize investment in adjustable-rate loans, customer demand for such loans is not strong. Within the spectrum of loan products offered by the Bank, balloon payment and adjustable-rate loans with longer initial adjustment terms predominate.

    In addition to monitoring its interest rate sensitivity gap, the Bank utilizes interest rate sensitivity analyses as developed by the OTS to measure the changes in net portfolio value ("NPV"), expressed as a percentage of the Bank's market value of assets, assuming certain percentage changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. The following tables present the Bank's NPV at December 31, 2000 and 1999.

As of December 31, 2000
-------------------------


                               Net Portfolio Value                NPV as % of PV of Assets
       Change in           -----------------------------          ------------------------
     Interest Rates        $ Amount  $ Change   % Change            NPV Ratio       Change
     --------------        --------  --------   --------            ---------       ------
     +300bp                 $20,244  $(7,472)     (27.0)               6.70%      (213)bp
     +200bp                  23,629   (4,087)     (14.7)               7.70       (113)bp
     +100bp                  26,242   (1,474)      (5.3)               8.44        (39)bp
     Base Scenario           27,716                                    8.83
     -100bp                  27,715       (1)      (0.0)               8.79         (4)bp
     -200bp                  27,701      (15)      (0.1)               8.74         (9)bp
     -300bp                  28,822    1,106        4.0                9.02          19bp

As of December 31, 1999
-------------------------

                                 Net Portfolio Value                NPV as % of PV of Assets
       Change in           -------------------------------          ------------------------
     Interest Rates        $ Amount    $ Change   % Change            NPV Ratio     Change
     --------------        --------    --------   --------            ---------     -------
     +300bp                 $12,938    $(9,720)    (42.90)                4.80%     (323)bp
     +200bp                  16,812     (5,846)    (25.80)                6.13      (190)bp
     +100bp                  20,160     (2,498)    (11.03)                7.23       (80)bp
     Base Scenario           22,658                                       8.03
     -100bp                  24,046      1,388       6.13                 8.44         41bp
     -200bp                  24,509      1,851       8.17                 8.55         52bp
     -300bp                  25,013      2,355      10.39                 8.66         63bp

     The ALCO has established limits for the impact of changes in interest rates on NPV. As of December 31, 2000, the Bank is more at risk to rising interest rate environments than declining interest rate environments, which reflects the Bank's liability-sensitive position. As of December 31, 2000, the Bank's sensitivity of NPV was within internal policy limits. However, computations of prospective effects of hypothetical interest rate changes are based on many assumptions, including relative levels of market interest rates, loan prepayments and deposits decay. They should not be relied upon as indicative of actual results. Further, the computations do not contemplate certain actions management could undertake in response to changes in interest rates.


Liquidity and Commitments

     Liquidity refers to the Company's ability to generate sufficient cash to meet the funding needs of current loan demand, deposit withdrawals, and to pay operating expenses. The Company generally has no significant source of income other than dividends from the Bank.

     All savings associations are required to maintain an average daily balance of liquid assets (including cash, certain time deposits and savings accounts, bankers' acceptances, certain government obligations and certain other investments) equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. The liquidity requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all savings associations. At the present time, the required minimum liquid asset ratio is 4%. The Bank has consistently exceeded such regulatory liquidity requirement and, at December 31, 2000, had a liquidity ratio of 8.23%.

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

    The Bank's liquidity management is both a daily and long-term function of funds management. Liquidity is generally invested in short-term investments such as federal funds sold, certificates of deposit, and in U.S. Treasury and U.S. Government agency securities. If the Bank requires funds, which cannot be generated internally, borrowings from the FHLB provide an additional source of funds. At December 31, 2000, the Bank had $41.0 million in outstanding borrowings from the FHLB. The Bank has not relied upon brokered deposits as a source of new liquidity, and does not anticipate a change in this practice in the foreseeable future. However, the Bank independently solicits deposits by posting its deposit rates on national computerized bulletin boards.

    The Bank anticipates that it will have sufficient funds available to meet its current loan commitments. At December 31, 2000, the Bank had outstanding commitments (including unused lines of credit) to originate and/or purchase mortgage and non-mortgage loans of $2.2 million. The undisbursed portions of construction builder loans and construction/permanent loans in process totaled $19.6 million and $5.3 million, respectively, as of December 31, 2000. Certificates of deposit which are scheduled to mature within one year totaled $120.5 million at December 31, 2000 and borrowings from the FHLB that are scheduled to mature within the same period amounted to $41.0 million. In addition to the excess liquidity held on December 31, 2000, the Bank had $26 million of unused available credit with the FHLB.


Regulatory Capital

    The Bank is required pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and OTS regulations promulgated there under to have (i) tangible capital equal to 1.5% of adjusted total assets,
(ii) core or leverage capital equal to 4.0% of adjusted total assets, and (iii) total capital equal to 8.0% of risk-weighted assets. As of December 31, 2000, the Bank's tangible and core capital amounted to 6.07% of adjusted total assets and the Bank's total capital amounted to 10.34% of risk-weighted assets and, consequently, the Bank was in compliance with its core and risk-based capital requirements as of such date.

    Furthermore, the federal regulations under the Federal Deposit Insurance Corporation ("FDIC") Improvement Act of 1991 classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I or leverage capital, Tier I risk-based capital, and total risk-based capital. At December 31, 2000, the Bank's Tier I, Tier I risk-based, and total risk-based capital ratios were 6.07%, 9.74%, and 10.34%, respectively, compared to the minimum capital standards to be "well capitalized" under the FDIC Improvement Act of 1991 ("FDICIA") of 5%, 6%, and 10%, respectively. As a result, the dollar amount of the excess in the Bank's Tier I, Tier I risk-based, and risk-based regulatory capital under FDICIA totaled $3.3 million, $7.1 million, and $641,000, respectively, at December 31, 2000.

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


New Accounting Pronouncements

    In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 - Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 became effective for fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS 133 established accounting and reporting standards for derivative financial instruments and other similar financial instruments and for hedging activities. In 2000, the FASB amended SFAS 133 with SFAS No. 138 - Accounting for Certain Derivative Instruments and Certain Hedging Activities ("SFAS 138"). SFAS 138 addresses a limited number of issues causing implementation difficulties for entities that apply SFAS 133. The Company's management anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on its results of operations or its financial position.

    In December 2000, the FASB issued SFAS No. 140 - Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 140 replaces SFAS 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company's management anticipates that the new provisions of SFAS 140 will not have any impact on its results of operation or its financial position because the Company does not securitize financial assets.

    The Emerging Issues Task Force ("EITF") has issued EITF No. 00-19 - Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock ("EITF 00-19"), which applies to freestanding derivative financial instruments, such as the Company's warrants. EITF 00-19 addresses how freestanding contracts that are indexed to, and potentially settled in, an entity's own stock should be classified and measured by the entity. For contracts that existed on September 20, 2000, such as the Company's warrants, the concensuses of EITF 00-19 should be applied on June 30, 2001 to those contracts that remain outstanding at June 30, 2001, based on the contract terms then in place. If the Company's going-private transaction proceeds, EITF 00-19 will have no impact on the Company because its warrants will be exchanged for common stock of EAC. If the going-private transaction does not proceed, the Company's warrants would be considered permanent equity and will initially be measured at fair value.


Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

    The above discussion contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995) involving potential risks and uncertainties that could cause the Company's actual results and experience to differ materially from those discussed herein. Some of the risks and uncertainties that may affect the operations, performance, development and results of the Company's business include but are not limited to the following:

    .  Deterioration in local economic conditions;
    .  Deterioration in national or global economic conditions;
    . Significant changes in laws and regulations affecting the financial services industry; and
    .  Significant changes in the markets in which our businesses compete.

    Readers should not place undue reliance on these forward-looking statements, which are applicable only as of the date hereof.



                             [intentionally blank]

                          Independent Auditors' Report
                          ----------------------------


The Board of Directors
Essex Bancorp, Inc.:

We have audited the accompanying consolidated balance sheet of Essex Bancorp, Inc. and subsidiaries (Company) as of December 31, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Essex Bancorp, Inc. and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


KPMG LLP


February 1, 2001

Report of Independent Accountants



To the Board of Directors and
Shareholders of Essex Bancorp, Inc.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Essex Bancorp, Inc. and its subsidiaries at December 31, 1999 and the results of their operations and their cash flows for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of Essex Bancorp, Inc. for any period subsequent to December 31, 1999.



PricewaterhouseCoopers LLP



Virginia Beach, Virginia



February 18, 2000

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           December 31, 2000 and 1999


                                                                           2000           1999
                                                                       ------------   ------------
ASSETS
  Cash...............................................................  $  5,729,199   $  6,902,398
  Interest-bearing deposits..........................................    10,985,110      9,820,129
  Federal funds sold.................................................     1,068,776      2,228,596
                                                                       ------------   ------------
       Cash and cash equivalents.....................................    17,783,085     18,951,123
  Federal Home Loan Bank stock.......................................     2,765,000      2,230,000
  Securities available for sale at fair value........................        20,557         19,331
  Securities held to maturity - fair value of $1,781,000 in 2000
   and $2,713,000 in 1999............................................     1,760,472      2,750,116
  Mortgage-backed securities held to maturity - fair value of
   $481,000 in 2000 and $479,000 in 1999.............................       479,738        479,861
  Loans, net of allowance for loan losses of $1,740,000 in 2000 and
   $1,697,000 in 1999................................................   265,854,916    238,881,926
  Loans held for sale................................................     1,095,447        916,753
  Mortgage servicing rights..........................................     2,115,389      1,985,462
  Foreclosed properties, net.........................................       188,148        445,577
  Accrued interest receivable........................................     1,954,166      1,544,665
  Advances for taxes, insurance, and other...........................       904,507        981,365
  Premises and equipment, net........................................     3,971,540      3,399,745
  Deferred tax asset, net............................................     4,662,558      1,936,062
  Other assets.......................................................     4,166,180      3,216,924
                                                                       ------------   ------------
       Total Assets..................................................  $307,721,703   $277,738,910
                                                                       ============   ============

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Deposits:
   Noninterest-bearing...............................................  $ 20,355,364   $ 19,630,014
   Interest-bearing..................................................   222,240,222    192,579,360
                                                                       ------------   ------------
       Total deposits................................................   242,595,586    212,209,374
  Federal Home Loan Bank advances....................................    41,000,000     44,600,000
  Capital lease obligations..........................................        99,931        191,613
  Other liabilities..................................................     2,158,934      2,742,741
                                                                       ------------   ------------
       Total Liabilities.............................................   285,854,451    259,743,728

COMMITMENTS AND CONTINGENCIES (Notes 8, 10 and 14)

SHAREHOLDERS' EQUITY
  Series B preferred stock, $6.67 stated value:
   Authorized shares - 2,250,000
   Issued and outstanding shares - 2,125,000 in 2000 and 1999........    14,173,750     14,173,750
  Series C preferred stock, $6.67 stated value:
   Authorized shares - 125,000
   Issued and outstanding shares - 125,000 in 2000 and 1999..........       833,750        833,750
  Common stock, $.01 par value:
   Authorized shares - 20,000,000
   Issued and outstanding shares - 1,060,642 in 2000 and 1999........        10,606         10,606
  Additional paid-in capital.........................................     8,687,761      8,687,770
  Accumulated deficit................................................    (1,838,615)    (5,710,694)
                                                                       ------------   ------------
       Total Shareholders' Equity....................................    21,867,252     17,995,182
                                                                       ------------   ------------
       Total Liabilities and Shareholders' Equity....................  $307,721,703   $277,738,910
                                                                       ============   ============

          See accompanying notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 For the years ended December 31, 2000 and 1999

                                                     2000         1999
                                                  -----------  -----------
INTEREST INCOME
  Loans, including fees.........................  $21,131,231  $16,645,322
  Federal funds sold............................       71,737       66,864
  Investment securities, including dividend
   income.......................................      300,676      259,399
  Mortgage-backed securities....................       35,117       46,035
  Other.........................................      663,659      440,755
                                                  -----------  -----------
       Total Interest Income....................   22,202,420   17,458,375
                                                  -----------  -----------

INTEREST EXPENSE
  Deposits......................................   11,400,296    9,558,224
  Federal Home Loan Bank advances...............    3,131,550    1,583,360
  Other.........................................       27,519       42,692
                                                  -----------  -----------
       Total Interest Expense...................   14,559,365   11,184,276
                                                  -----------  -----------

       Net Interest Income......................    7,643,055    6,274,099
PROVISION FOR LOAN LOSSES.......................      740,000      148,728
                                                  -----------  -----------
       Net Interest Income After
       Provision for Loan Losses................    6,903,055    6,125,371

NONINTEREST INCOME
  Loan servicing fees, net......................    1,257,716    1,096,387
  Mortgage banking income, including
   gain on sale of loans........................      216,708      499,886
  Other service charges and fees................      699,690      611,621
  Other.........................................      406,072      598,399
                                                  -----------  -----------
       Total Noninterest Income.................    2,580,186    2,806,293
                                                  -----------  -----------

NONINTEREST EXPENSE
  Salaries and employee benefits................    4,613,146    4,075,559
  Net occupancy and equipment...................      967,371      898,410
  Deposit insurance premiums....................      105,495      591,983
  Amortization of intangible assets.............       35,632       62,061
  Service bureau fees...........................      630,031      584,563
  Professional fees.............................      266,093      262,997
  Foreclosed properties, net....................      133,725       17,139
  Telecommunications expense....................      306,984      379,800
  Other.........................................    1,256,623    1,288,118
                                                  -----------  -----------
       Total Noninterest Expense................    8,315,100    8,160,630
                                                  -----------  -----------

       Income Before Benefit from Income Taxes..    1,168,141      771,034

NET BENEFIT FROM INCOME TAXES...................    2,703,938    1,389,062
                                                  -----------  -----------

       Net Income...............................  $ 3,872,079  $ 2,160,096
                                                  ===========  ===========

  Basic Income Per Common Share.................        $1.63         $.19
                                                  ===========  ===========
  Diluted Income Per Common Share...............        $1.08         $.07
                                                  ===========  ===========


          See accompanying notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                 For the years ended December 31, 2000 and 1999



                                        Series B      Series C
                                       Preferred     Preferred      Common     Additional
                                      Stock, $6.67  Stock, $6.67  Stock, $.01    Paid-in    Accumulated
                                      Stated Value  Stated Value   Par Value     Capital      Deficit        Total
                                      ------------  ------------  -----------  -----------  ------------  ------------
Balance, January 1, 1999............   $14,173,750      $833,750      $10,606  $8,687,772   $(7,870,790)  $15,835,088
Fractional share payouts under the
 Employee Stock Purchase Plan.......             -             -            -          (2)            -            (2)
Net income..........................             -             -            -           -     2,160,096     2,160,096
                                      ------------  ------------  -----------  ----------   -----------   -----------

Balance, December 31, 1999..........    14,173,750       833,750       10,606   8,687,770    (5,710,694)   17,995,182
Fractional share payouts under the
 Employee Stock Purchase Plan.......             -             -            -          (9)            -            (9)
Net income..........................             -             -            -           -     3,872,079     3,872,079
                                      ------------  ------------  -----------  ----------   -----------   -----------

Balance December 31, 2000...........   $14,173,750      $833,750      $10,606  $8,687,761   $(1,838,615)  $21,867,252
                                      ============  ============  ===========  ==========   ===========   ===========




         See accompanying notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the years ended December 31, 2000 and 1999


                                                                             2000           1999
                                                                         ------------   ------------
OPERATING ACTIVITIES
  Net income...........................................................  $  3,872,079   $  2,160,096
  Adjustments to reconcile net income to cash provided by
   operating activities:
   Provision for losses on loans, foreclosed properties and servicing..       896,417        236,012
   Depreciation and amortization of premises and equipment.............       379,160        344,744
   Amortization (accretion) of:
    Premiums and discounts on loans, investments
     and mortgage-backed securities....................................      (103,203)       236,755
    Mortgage servicing rights..........................................       534,571        524,532
    Goodwill...........................................................        35,631         62,061
   Mortgage banking activities:
    Proceeds from loan sales...........................................    17,658,678     59,710,175
    Loan originations and purchases....................................   (17,648,913)   (55,701,070)
    Realized gains from sale of loans..................................      (188,459)      (439,587)
   Realized (gains) and losses from sales of:
    Foreclosed properties..............................................         6,951        (63,129)
    Premises and equipment.............................................        (1,065)             -
   Changes in operating assets and liabilities:
    Accrued interest receivable........................................      (409,501)      (294,316)
    Advances for taxes, insurance and other............................        16,858        517,843
    Deferred tax asset, net............................................    (2,726,496)    (1,386,062)
    Other assets.......................................................      (984,887)    (1,069,806)
    Other liabilities..................................................      (599,039)       351,884
                                                                         ------------   ------------
  Net cash provided by operating activities............................       738,782      5,190,132
                                                                         ------------   ------------

INVESTING ACTIVITIES
  Purchase of Federal Home Loan Bank stock.............................      (535,000)      (681,200)
  Purchase of securities held to maturity..............................    (1,011,903)           (27)
  Proceeds from maturities of securities held to maturity..............     2,000,000              -
  Purchase of securities available for sale............................        (1,226)          (925)
  Principal remittances on mortgage-backed securities..................             -        974,119
  Purchases of loans and participations................................   (38,992,419)   (59,287,144)
  Net decrease in net loans............................................    11,338,447     12,380,966
  Proceeds from sales of foreclosed properties.........................       355,612        514,990
  Additions to foreclosed properties...................................      (155,696)       (32,121)
  Purchases of mortgage servicing rights...............................      (664,498)    (1,678,797)
  Purchases of premises and equipment..................................      (932,708)      (560,912)
  Proceeds from sales of premises and equipment........................         1,065              -
                                                                         ------------   ------------
  Net cash used in investing activities................................   (28,598,326)   (48,371,051)
                                                                         ------------   ------------


                                  (Continued)

                      ESSEX BANCORP, INC. AND SUBSIDIARIES
               CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                 For the years ended December 31, 2000 and 1999


                                                               2000           1999
                                                               ----           ----
FINANCING ACTIVITIES
  Net (decrease) increase in NOW and savings deposits..     (5,115,177)    10,259,059
  Net increase in certificates of deposit..............     35,501,389     14,318,059
  Proceeds from Federal Home Loan Bank advances........    216,000,000     93,000,000
  Repayment of Federal Home Loan Bank advances.........   (219,600,000)   (73,308,333)
  Payments on capital lease obligation.................        (91,682)       (76,510)
  Redemption of Settlement Preferred Stock.............         (3,015)        (4,911)
  Common stock issued under the Employee Stock
   Purchase Plan, net of fractional share pay-outs.....             (9)            (2)
                                                         -------------   ------------
  Net cash provided by financing activities............     26,691,506     44,187,362
                                                         -------------   ------------

   (Decrease) increase in cash and cash equivalents....     (1,168,038)     1,006,443
   Cash and cash equivalents at beginning of year......     18,951,123     17,944,680
                                                         -------------   ------------

   Cash and cash equivalents at end of year............  $  17,783,085   $ 18,951,123
                                                         =============   ============

NONCASH INVESTING AND FINANCING ACTIVITIES
  Transfer from loans to foreclosed properties.........  $      45,855   $    308,290
  Capitalized accruals for premises and equipment......         18,247              -

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid during the year for:
   Interest............................................  $  14,500,557   $ 11,182,532
   Income taxes, net of refunds........................         17,558              -

          See accompanying notes to consolidated financial statements.

                      ESSEX BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     Years ended December 31, 2000 and 1999


NOTE 1 - ORGANIZATION

Essex Bancorp, Inc. ("EBI") is a Delaware corporation that was formed in 1994 to be the single thrift holding company for Essex Savings Bank, F.S.B. (the "Bank"), a federally-chartered savings bank which at December 31, 2000 operates
(i) five retail banking branches located in North Carolina and Virginia and (ii) Essex First Mortgage ("Essex First"), a division of the Bank, that engages in the origination and sale of residential mortgage loans, the origination of residential construction loans to individuals and builders and the participation in residential construction, acquisition and development and lot loans. EBI's other principal operating subsidiary is Essex Home Mortgage Servicing Corporation ("Essex Home"), a wholly-owned subsidiary of the Bank that is engaged primarily in the servicing of mortgage loans owned by the Bank, governmental agencies, and third party investors.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:  The consolidated financial statements include the
---------------------------
accounts of EBI and its subsidiaries (collectively, the "Company"). Significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and that affect the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimated.

Cash and Cash Equivalents:  Cash equivalents include interest-bearing deposits
-------------------------
and federal funds sold. Generally, federal funds sold are purchased for one-day periods.

Federal Home Loan Bank ("FHLB") Stock:  FHLB stock is stated at cost. No ready
-------------------------------------
market exists for this stock and it has no quoted market value. FHLB stock is assumed to have market value which is equal to cost. In addition, FHLB stock is not considered debt or an equity security.

Investments and Mortgage-Backed Securities:  Investment securities and mortgage-
------------------------------------------
backed securities are classified upon acquisition as held to maturity or available for sale. Those securities designated as held to maturity are carried at cost adjusted for amortization of premiums and accretion of discounts. Interest income, including amortization of premiums and accretion of discounts, is recognized by the interest method, adjusted for effects of changes in prepayments and other assumptions. Those securities designated as available for sale are carried at fair value, and unrealized gains and losses are reported as a component of other comprehensive income within shareholders' equity. If securities are sold, the adjusted cost of the specific security sold is used to compute the gain or loss on the sale. The market value of securities is based upon valuations obtained from brokers and their market analyses and management estimates.

Loans and Foreclosed Properties:  Loans held for investment are stated at the
-------------------------------
principal amount outstanding with adjustments for related premiums or discounts, net deferred loan fees, participations sold, and an allowance for loan losses. The allowance for loan losses is maintained to absorb probable losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income. Actual future losses may differ from estimates as a result of unforeseen events.

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

Loan Income:  Interest on loans, including amortization of premiums and
-----------
accretion of discounts, is computed using methods that result in level rates of return on principal amounts outstanding. Loan origination fees and direct loan origination costs are deferred and amortized over the contractual lives of the related loans using methods that result in a constant effective yield on principal amounts outstanding.

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

Premises and Equipment:  Premises and equipment are stated at cost, less
----------------------
accumulated depreciation and amortization. A capital lease is included in premises and equipment at the capitalized amount less accumulated amortization. Depreciation and amortization are computed using the straight-line method. Estimated useful lives range from 32 to 40 years for buildings, from three to seven years for furniture and equipment and up to the lease term for leasehold improvements. The capitalized leased asset is amortized on a straight-line basis over the life of the respective lease.

Income Taxes:  Consolidated corporate income tax returns are filed for EBI and
------------
its subsidiaries. The Company applies an asset and liability approach for determining income taxes. Deferred income taxes are recognized for the estimated tax effects of differences between the basis of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets are only recognized when, in the judgment of management, it is more likely than not that they will be realized.

Stock-Based Compensation Plans:  Statement of Financial Accounting Standards No.
------------------------------
123 - Accounting for Stock Based Compensation ("SFAS 123") permits either the recognition of cost for the estimated fair value of employee stock-based compensation arrangements on the date of grant, or disclosure in the notes to the financial statements of the pro forma effects on net income and earnings per share, determined as if the fair value-based method had been applied in measuring compensation cost. The Company has adopted the disclosure option and continues to apply APB Opinion No. 25 - Accounting for Stock Issued to Employees in accounting for its plans using the intrinsic value-based method.
Accordingly, no compensation cost has been recognized for the Company's stock options granted during 2000 or 1999.

Comprehensive Income:  Because there were no items of other comprehensive income
--------------------
for the years ended December 31, 2000 and 1999, the Company is not providing a report of comprehensive income for those periods.

Reclassification:  Certain 1999 amounts have been restated to conform to current
----------------
year presentation. These adjustments had no effect on net income or shareholders' equity.

NOTE 3 - SUBSEQUENT EVENT

On February 1, 2001, EBI announced that its Board of Directors unanimously decided to pursue a going-private transaction, which would be subject to the recommendation and approval of a special committee designated by the Board of Directors. If such a transaction is recommended, it will also be subject to shareholder approval. In a going-private transaction, EBI would merge with a newly-formed subsidiary and EBI's common shareholders would receive a cash payment for their shares. The subsidiary, Essex Acquisition Corporation ("EAC"), was incorporated in March 2001. Although there can be no assurances that the going-private transaction will take place, the Board of Directors currently anticipates that it may submit a proposal to EBI's shareholders for their approval at EBI's annual meeting to be held on June 21, 2001. If the going-private transaction is approved, EAC will become the surviving holding company.


NOTE 4 - RESTRICTIONS ON CASH AND CASH EQUIVALENTS

Federal Reserve Board regulations require reserve balances on deposits to be maintained by the Bank in the form of vault cash or a noninterest-bearing account at a Federal Reserve Bank. In addition, the Bank is required to maintain an average daily balance of liquid assets, including but not limited to cash and cash equivalents, equal to a certain percentage of the sum of its average daily balances of net withdrawable deposit accounts and borrowings payable in one year or less. At December 31, 2000 and 1999, the required minimum liquid asset ratio was 4.0%.


NOTE 5 - EARNINGS PER SHARE

The components of the Company's earnings per share calculations for the years ended December 31 are as follows:

                                            2000           1999
                                            ----           ----
  Net income                             $ 3,872,079   $ 2,160,096
  Preferred stock dividends (Note 16)     (2,143,264)   (1,958,527)
                                         -----------   -----------
  Net income available to
    common shareholders                  $ 1,728,815   $   201,569
                                         ===========   ===========

  Weighted average common shares
   outstanding:
   Basic                                   1,060,642     1,060,642
                                         ===========   ===========
   Diluted                                 1,604,358     2,835,973
                                         ===========   ===========

Basic income per share is computed based on net income available to common shareholders divided by the average number of common shares outstanding for each period. A portion of the Company's outstanding options and warrants (Note 17) are dilutive with respect to income available to common shareholders for the years ended December 31, 2000 and 1999 and diluted income per share is computed under the treasury stock method. Options on 99,800 and 11,450 shares were not included in computing diluted earnings per share for the years ended December 31, 2000 and 1999, respectively, because their effects were antidilutive.

NOTE 6 - INVESTMENT SECURITIES

The amortized cost and fair value of securities held to maturity at December 31 were as follows (in thousands):


                                              2000                                  1999
                              ----------------------------------   ----------------------------------
                                          Gross Unrealized                     Gross Unrealized
                              Amortized   ----------------  Fair   Amortized   ----------------  Fair
                                Cost      Gains   Losses   Value      Cost     Gains     Losses  Value
                                ----      -----   ------   -----      ----     -----     ------  -----
Securities of U.S. govern-
 ment agencies                  $1,760      $27       $6  $1,781     $2,750        $-      $37   $2,713
                                ======    =====   ======  ======    =======    ======    =====   ======

The $1.8 million of U.S. government agency securities held to maturity at December 31, 2000 consisted of a $750,000 note issued by the Federal Home Loan Bank ("FHLB") that matures in 2002 and a $1.0 million FHLB note that matures in 2003. The FHLB note with a book value of $750,000 and a fair value of $744,000 is pledged as collateral for public depository accounts over $100,000 at December 31, 2000. No securities held to maturity were sold in 2000 or 1999. Accrued interest on investment securities was $77,000 and $91,000 at December 31, 2000 and 1999, respectively.

Securities available for sale at December 31, 2000 consisted of a mutual fund investment that is designed for use as an overnight liquid investment. The mutual fund portfolio is invested in federal funds and repurchase agreements, which are fully collateralized by U.S. Government and/or agency obligations. The fund is managed to have an average maturity of one to seven days, and to maintain a stable net asset value of $1.00 per share. There were no sales of securities available for sale in 2000 or 1999.


NOTE 7 - MORTGAGE-BACKED SECURITIES

The amortized cost and fair value of mortgage-backed securities ("MBS") held to maturity, which consisted solely of the Company's interests in a real estate mortgage investment conduit ("REMIC"), at December 31 were as follows (in thousands):


                                              2000                              1999
                             ----------------------------------   ----------------------------------
                                         Gross Unrealized                   Gross Unrealized
                             Amortized   ----------------  Fair   Amortized ----------------   Fair
                               Cost      Gains   Losses   Value     Cost      Gains   Losses   Value
                             ---------  -------  -------  -----   ---------  -------  -------  -----
U.S. government agencies:
 Floating-rate REMIC              $480       $1       $-   $481        $480       $-       $1   $479
                                  ====  =======  =======  =====   =========  =======  =======  =====

The REMIC is pledged as collateral for FHLB advances at December 31, 2000. There were no sales of MBS held for investment in 2000 or 1999.

NOTE 8 - LOANS

Net loans at December 31 include (in thousands):

                                               2000      1999
                                           --------  --------
      Real estate:
       First mortgages                     $189,302  $173,372
       Second mortgages                       3,004     4,268
       Construction and development          55,436    42,477
       Commercial                             3,987     4,645
      Consumer                               13,252    13,464
      Commercial - other                      1,942     1,626
      Secured by deposits                       674       731
                                           --------  --------
         Total Loans                        267,597   240,583
      Less:
       Unearned loan fees and discounts           2         4
       Allowance for loan losses              1,740     1,697
                                           --------  --------
         Net Loans                         $265,855  $238,882
                                           ========  ========

Included in total loans at December 31, 2000 and 1999 are unamortized premiums of $482,000 and $742,000, respectively. Accrued interest on loans was $2.0 million and $1.5 million at December 31, 2000 and 1999, respectively.

At December 31, net loans included the following impaired residential real estate loans (in thousands):

                                                          2000   1999
                                                         -----  -----
      First mortgages                                    $ 133  $ 115
      Second mortgages                                       -     36
                                                         -----  -----
         Total impaired residential real estate loans      133    151
      Less:
       Allowance for loan losses                            16     43
                                                         -----  -----
         Net impaired residential real estate loans      $ 117  $ 108
                                                         =====  =====

The Company's average net investment in impaired residential real estate loans was $117,000 and $179,000 during the years ended December 31, 2000 and 1999, respectively. In addition, these loans were in a nonaccrual status as of December 31, 2000 and 1999.

Commercial real estate loans include two impaired loans to one borrower with balances at December 31, 2000 and 1999 of (i) $896,000 and $916,000,
respectively, which was originated in October 1987 in the amount of $1.0 million for the purpose of refinancing a mini-storage/office facility (76 mini-storage units and 38 office units) located in Virginia Beach, Virginia and (ii) $413,000 and $422,000, respectively, against a $600,000 line of credit. The Company occupies approximately 12,000 square feet of the office facility. The lease payments largely service the principal and interest on the two loans. The term of the lease coincides with the maturity of the loans, which are scheduled to mature on December 31, 2001. The Company has advised the borrower that the Company will not renew the lease for the office facility beyond December 31, 2001. Therefore, the Company, with the borrower's consent, is currently facilitating marketing the property to prospective tenants. In addition, as of December 31, 2000 and 1999, the Company and its affiliates leased nine of the mini-storage units. As of December 31, 2000 and 1999, the loans were performing in accordance with their terms; however, the Company is maintaining a specific reserve of $300,000 with respect to the loans. The Company recognized interest income on these two loans totaling $127,772 and $120,243 in the years ended December 31, 2000 and 1999, respectively.

As of December 31, 2000, the Bank had outstanding commitments (including unfunded portions of lines of credit and construction loan and participation commitments) to fund approximately $26.5 million in mortgage loans and $590,000 in nonmortgage loans. In addition, the Bank's construction loan portfolio includes loans to individuals that will convert to permanent loans upon completion of construction. As of December 31, 2000, such commitments aggregated $4.7 million of fixed rate mortgage loans and $4.1 million of adjustable rate mortgage loans. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because it is possible that the commitments can expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counter party. Collateral held generally consists of real estate.

The Bank originates first and second mortgage and consumer loans primarily in North Carolina and Virginia. The Bank will also acquire residential mortgage loans, consumer loans and construction and development loan participations from third parties. Acquired loans comprised approximately 50% and 48% of total loans at December 31, 2000 and 1999, respectively. The Bank requires collateral on all residential mortgage loans and, at origination, generally requires that loan-to-value ratios be no greater than 80%, unless private mortgage insurance has been obtained, in which case higher loan-to-value ratios may be maintained.

At December 31, 2000 and 1999, the Company had $577,000 and $928,000, respectively, in nonaccrual loans. Interest income that would have been recorded in accordance with the original terms of the nonaccrual loans amounted to approximately $41,000 and $70,000 for the years ended December 31, 2000 and 1999, respectively. No interest income was recognized while loans were in a nonaccrual status.

Changes in the allowance for loan losses for the years ended December 31 are as follows:

                                                 2000         1999
                                                 ----         ----
      Balance at beginning of period          $1,696,866   $1,845,295
      Provision for loan losses                  740,000      148,728
                                              ----------   ----------
                                               2,436,866    1,994,023
      Loans charged-off, net of recoveries      (697,073)    (297,157)
                                              ----------   ----------
      Balance at end of period                $1,739,793   $1,696,866
                                              ==========   ==========

Loans held for sale at December 31, 2000 and 1999 consisted of first mortgage loans originated by Essex First. As of December 31, 2000 and 1999, Essex First had outstanding commitments to fund mortgage loans totaling approximately $501,000 and $215,000, respectively, which were committed for sale to unaffiliated third parties.

Essex First sells substantially all conventional loans without recourse so that losses incurred as a result of nonperformance with respect to the loans sold become the responsibility of the purchaser of the loan as of the date of the closing. On occasion, however, Essex First will sell conventional loans in the secondary market with recourse. As of December 31, 2000, there was $1.7 million of loans outstanding that were previously originated and sold by Essex First in the secondary market with recourse.

NOTE 9 - FORECLOSED PROPERTIES

Foreclosed properties at December 31 consist of the following:


                                                                          2000       1999
                                                                          ----       ----
      Properties acquired through foreclosure                          $ 193,245   $479,767
      Less allowance for losses                                            5,097     34,190
                                                                       ---------   --------
                                                                       $ 188,148   $445,577
                                                                       =========   ========

Changes in the allowance for losses on foreclosed properties for the year ended December 31 are as follows:

                                                                          2000       1999
                                                                          ----       ----
      Balance at beginning of year                                     $  34,190   $113,606
      Provision for losses on foreclosed properties                       96,417     14,267
                                                                       ---------   --------
                                                                         130,607    127,873
      Charge-offs, net of recoveries                                    (125,510)   (93,683)
                                                                       ---------   --------
      Balance at end of year                                           $   5,097   $ 34,190
                                                                       =========   ========

NOTE 10 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 include:


                                                                          2000        1999
                                                                          ----        ----
      Land                                                             $  837,575  $  842,080
      Buildings                                                         2,758,256   2,324,052
      Furniture and equipment                                           3,811,658   3,306,719
      Leasehold improvements                                              194,254     194,254
      Property under capitalized lease                                    537,737     537,737
                                                                       ----------  ----------
                                                                        8,139,480   7,204,842
      Less accumulated depreciation
       and amortization                                                 4,167,940   3,805,097
                                                                       ----------  ----------
                                                                       $3,971,540  $3,399,745
                                                                       ==========  ==========

Certain premises are occupied under noncancelable operating lease agreements. Leases having contractual attributes of purchased premises or equipment are capitalized and shown in the table above along with related amortization.

Future minimum lease commitments with terms in excess of one year at December 31, 2000, including cost escalation provisions, are as follows:

                                                  Capital    Noncancelable
                                                   Lease    Operating Leases
                                                  --------  ----------------
      2001                                        $109,268          $217,374
      2002                                               -            37,550
      2003                                               -            18,765
      2004                                               -            18,765
      2005                                               -             2,858
       Later years                                       -                 -
                                                  --------          --------
         Total minimum lease payments              109,268          $295,312
                                                                    ========
      Amount representing interest                   9,337
                                                  --------
      Present value of net minimum capitalized
       payments                                   $ 99,931
                                                  ========

Rent expense for the years ended December 31, 2000 and 1999 amounted to $304,994 and $302,828, respectively.


NOTE 11 - DEPOSITS

Deposits at December 31 include (dollars in thousands):

                                                                      2000                  1999
                                                               -------------------    -------------------
                                                               Amount      Percent    Amount      Percent
                                                               ------      -------    ------      -------
     NOW accounts -
      noninterest-bearing                                      $ 20,355       8.39%   $ 19,630      9.25%
     Passbook and Holiday
      Club                                                        5,090       2.10       4,819      2.27
     NOW accounts                                                 6,329       2.61       5,359      2.53
     Money market                                                27,215      11.22      34,297     16.16
     Certificate accounts                                       183,607      75.68     148,104     69.79
                                                               --------   --------    --------    ------
                                                               $242,596     100.00%   $212,209    100.00%
                                                               ========   ========    ========    ======


 A summary of certificate accounts by scheduled maturity at December 31, 2000 is as follows (in thousands):

                       2001                    $120,548
                       2002                      47,252
                       2003                      12,669
                       2004                       2,166
                       2005 and thereafter          972
                                               --------
                                               $183,607
                                               ========

Certificate accounts of $100,000 or more at December 31, 2000 and 1999 amounted to $33.2 million and $28.3 million, respectively.

Interest expense on interest-bearing deposits for the years ended December 31 is as follows:



                                            2000        1999
                                            ----        ----
                Passbook and Holiday
                 Club                  $   172,726  $  166,090
                NOW accounts               161,075     145,473
                Money market
                 accounts                1,568,653   1,595,513
                Certificate accounts     9,497,842   7,651,148
                                       -----------  ----------
                                       $11,400,296  $9,558,224
                                       ===========  ==========


NOTE 12 - FEDERAL HOME LOAN BANK ADVANCES

Borrowings from the FHLB at December 31 consist of the following (in thousands):

Maturity                     Interest Rate                           2000                       1999
--------                     -------------                           ----                       ----
2000                         4.01% to 6.00%                         $     -                    $ 7,600
2001                         4.50% to 6.75%                          41,000                     37,000
                                                                    -------                     ------
                                                                    $41,000                    $44,600
                                                                    =======                    =======

The following table presents certain information regarding FHLB advances at the dates and for the periods indicated:

                                                                    At or For the Year Ended December 31,
                                                                    -------------------------------------
                                                                       2000                       1999
                                                                       ----                       ----
                                                                           (dollars in thousands)
 Balance at end of period                                             $41,000                    $44,600
 Weighted average interest rate
   at end of period                                                      6.55%                      4.72% (1)
 Maximum amount outstanding
   at any month's end                                                 $55,300                    $44,600
 Average amount outstanding
   during the period                                                  $48,723                    $29,233
 Weighted average interest rate
   during the period                                                     6.43%                      5.42%

     (1) The average rate on adjustable-rate FHLB borrowings was abnormally low on December 31, 1999 due to annually high levels of market liquidity and is not representative of the average rate on any other day during 1999.

The $41.0 million of FHLB advances at December 31, 2000 were adjustable rate advances, $16.0 million of which is indexed to the FHLB overnight deposit rate and reprices daily and $25.0 million of which is indexed to the one month LIBOR and reprices quarterly.

Advances from the FHLB at December 31, 2000 are collateralized by (i) mortgage loans with a total principal balance of approximately $101.1 million and (ii) MBS with a book value of $480,000. The unused lendable collateral value was $40.9 million at December 31, 2000. Advances are subject to application approval by the FHLB.


NOTE 13 - INCOME TAXES

The components of the benefit from (provision for) income taxes for the years ended December 31 are summarized as follows:


                                                   2000         1999
                                                   ----         ----
          Current                              $  (22,558)  $    3,000
          Deferred tax benefit                    325,625      206,519
          Utilization of net operating loss
            ("NOL") carryforwards                (747,171)    (498,629)
          Decrease in valuation allowance       3,148,042    1,678,172
                                               ----------   ----------
                                               $2,703,938   $1,389,062
                                               ==========   ==========

The Company is subject to federal and state income taxes, and files a consolidated federal income tax return with its subsidiaries. The Company's provision for (benefit from) income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal tax rate to income before income taxes for the years ended December 31 as follows:


                                                                       2000                     1999
                                                               -------------------       -------------------
                                                               Amount           %        Amount           %
                                                               ------          ---       ------          ---
Provision for income taxes at statutory
   federal tax rate                                          $   397,168       34.0%  $   262,152          34.0%
Increase (decrease) resulting from:
   Tax benefits previously recognized                            208,052       17.8       188,169          24.4
   Future benefit of net deferred tax assets
      not previously recognized                               (3,290,000)    (281.7)   (1,850,000)       (239.9)
   State income taxes                                            (23,830)      (2.0)       (3,000)          (.4)
   Amortization of goodwill                                       12,115        1.0        21,101           2.7
   Other                                                          (7,443)       (.6)       (7,484)         (1.0)
                                                             -----------   --------   -----------   -----------
                                                             $(2,703,938)   (231.5)%  $(1,389,062)      (180.2)%
                                                             ===========   ========   ===========   ===========

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                                                2000          1999
                                                                                ----          ----
Deferred tax assets
         NOL carryforwards                                                 $  6,007,173   $ 6,754,344
         Alternative minimum tax ("AMT")
             credit carryover                                                   358,240       330,000
         MSRs                                                                   172,847        60,566
         Allowance for losses on loans and
             foreclosed properties                                              366,042       343,401
         Core deposit intangible                                                807,159       887,875
         Premises and equipment                                                   9,924        23,703
         Other                                                                  400,765       350,583
                                                                           ------------   -----------
                  Total deferred assets                                       8,122,150     8,750,472
         Valuation allowance for net deferred tax assets                     (2,153,259)   (5,301,301)
                                                                           ------------   -----------
                  Net deferred tax assets                                     5,968,891     3,449,171
Deferred tax liabilities
          FHLB stock                                                            (92,297)      (92,297)
          Basis in acquired loans                                            (1,214,036)   (1,420,812)
                                                                           ------------   -----------
                  Total deferred liabilities                                 (1,306,333)   (1,513,109)
                                                                           ------------   -----------
                  Net deferred tax asset                                   $  4,662,558   $ 1,936,062
                                                                           ============   ===========

The Company applies an asset and liability approach for determining income taxes as required by SFAS 109. A valuation allowance has been established for a significant portion of the Company's deferred tax assets and liabilities because, based on management's assessment, their ultimate realization cannot be assured. In 2000 and 1999, the Company recorded a net deferred tax asset of $4.7 million and $1.9 million, respectively, on the basis of improvements in profitability and management's expectation that it is more likely than not that sufficient taxable income will be generated to utilize a portion of the Company's NOLs and reversing temporary differences.

The Bank and its subsidiaries qualify under provisions of the Internal Revenue Code that permit federal income taxes to be computed after deductions for additions to bad debt reserves. These deductions may be computed using either actual charge-offs or additions to its reserves based on the Bank's historical experience. If the amounts which have qualified as bad debt deductions (approximately $525,000 at December 31, 2000) are used for purposes other than to absorb bad debt losses, they will be subject to federal income tax at the then applicable rates.

At December 31, 2000, the Company had NOL carryforwards for income tax purposes of approximately $15.8 million expiring in the years 2008 through 2011. The utilization of such NOL carryforwards may be limited by the Internal Revenue Code in certain circumstances, including a change in ownership of the Company's common stock. In addition, the Company had an AMT credit carryover of $358,240 at December 31, 2000, which can be carried forward indefinitely.


NOTE 14 - MORTGAGE LOAN SERVICING

At December 31, 2000 and 1999, the Company serviced or subserviced approximately 19,900 and 18,200 loans, respectively, with the following outstanding principal balances (in thousands) at December 31 and related servicing fee income before amortization of MSRs during the respective years ended December 31:


                                     2000                    1999
                             ----------------------  ----------------------
                                Loan        Loan        Loan        Loan
                             Principal   Servicing   Principal   Servicing
                              Balances   Fee Income   Balances   Fee Income
                             ----------  ----------  ----------  ----------
  Loans owned by the
   Company                   $  152,287  $        -  $  146,621  $        -
Servicing and sub-
  servicing rights owned/
  participated in by the
  Company                     1,699,468   1,792,287   1,509,113   1,620,919
                             ----------  ----------  ----------  ----------
                             $1,851,755  $1,792,287  $1,655,734  $1,620,919
                             ==========  ==========  ==========  ==========

As an agent for investors for whom loans are serviced, the Company maintains escrow and custodial accounts in which borrower payments for principal, interest, taxes and insurance are deposited. At December 31, 2000, approximately $11.9 million of such accounts were on deposit at unaffiliated banks and $18.4 million of such accounts were on deposit at the Bank.

The fair value of MSRs was $2.12 million and $1.99 million at December 31, 2000 and 1999, respectively. As a result of fluctuations in mortgage loan prepayment activity, the Company maintains a valuation allowance in order to reduce the carrying value of its MSRs to the estimated fair value at December 31, 2000 and 1999.

Following is an analysis of the changes in the Company's MSRs for the years ended December 31:

                                                 Carrying    Valuation
                                                   Value     Allowance
                                                -----------  ----------
             Balance at January 1, 1999         $  884,739    $(53,542)
             Purchases                           1,678,797           -
             Amortization                         (521,631)          -
             Valuation adjustments:
                Impairment                               -     (31,456)
                Recapture                                -      28,555
                                                ----------    --------
             Balance at December 31, 1999        2,041,905     (56,443)
             Purchases                             664,498           -
             Amortization                         (554,174)          -
             Valuation adjustments:
                Impairment                               -     (12,204)
                Recapture                                -      31,807
                                                ----------    --------
             Balance at December 31, 2000       $2,152,229    $(36,840)
                                                ==========    ========

Advances for taxes, insurance and other disbursements consist of advances on behalf of investors and advances on behalf of certain investors that have requested the Company to perform special collection and administrative services. In addition, certain investors have recourse against the Company in the event of default on loans that are serviced under a regular servicing option. A valuation allowance has been established for advances for taxes, insurance and other disbursements and for the Company's $1.2 million of loans subject to recourse obligations to provide for future losses related to the Company's servicing portfolio.


NOTE 15 - EMPLOYEE BENEFIT PLANS

Employees of EBI's subsidiaries participate in a 401(k) retirement plan administered by EBI. Annual contributions to the plan are discretionary, as authorized by the boards of directors of EBI and its subsidiaries. In 2000 and 1999, the Company matched 30% of employee contributions of up to six percent of compensation as defined by the plan, which resulted in a $41,553 and $39,213 matching contribution by the Company for the plan years ended December 31, 2000 and 1999, respectively.

Certain employees of EBI's subsidiaries participate in a Supplemental Executive Retirement Plan ("SERP"). An expense of $37,326 and $33,291 was recognized in 2000 and 1999, respectively, in connection with employee vesting in the SERP. The SERP provides deferred compensation of 5% to 10% of a covered employee's salary. Deferred compensation in excess of 5% is discretionary and subject to the approval of EBI's Executive Compensation Committee. Participants in the SERP as of December 31, 2000 are 100% vested with respect to cumulative pension credits through December 31, 1998. Vesting periods for post-1998 pension credits vary among the participants and range from immediate vesting to full vesting as of December 31, 2001.


NOTE 16 - PREFERRED STOCK

On September 15, 1995, EBI merged with Home Bancorp, Inc. ("Home Bancorp") and its wholly-owned subsidiary Home Savings Bank, F.S.B., a Norfolk, Virginia-based savings institution (the "Home Acquisition"). In exchange for all of the outstanding stock of Home Bancorp, the stockholders of Home Bancorp received 2,250,000 shares of nonvoting perpetual preferred stock of EBI with a redemption and liquidation value of $14.2 million for the Series B preferred stock and $834,000 for the Series C preferred stock. The preferred stock is redeemable at the option of the Company. The 2,125,000 shares of Series B preferred stock bear a cumulative annual dividend rate of 9.5% (based on the redemption value) and the 125,000 shares of Series C preferred stock bear a cumulative annual dividend rate of 8.0% (based on the redemption value). The Series C preferred stock is senior to Series B preferred stock with respect to the payment of dividends, and the holders of the Series C preferred stock may, in their discretion, from time to time in whole or in part, elect to convert such shares of Series C preferred stock into a like amount of Series B Preferred Stock. Cumulative but undeclared dividends and accrued interest thereon for the Series B and Series C preferred stock were $8,915,932 and $425,964, respectively, as of December 31, 2000. If the going-private transaction discussed in Note 3 proceeds, the preferred stock and accrued dividends will be exchanged for common stock of EAC, and no further dividends will accrue.


NOTE 17 - COMMON STOCK

Warrants:  In connection with the Home Acquisition, the stockholders of Home
--------
Bancorp received warrants to purchase 7,949,000 shares of EBI common stock at a price of $0.9375 per share, which was the price of EBI common stock as of June 30, 1995. The warrants became exercisable in September 1998 and will expire in September 2005. If the going-private transaction discussed in Note 3 proceeds, the warrants will be exchanged for common stock of EAC.

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

If the going-private transaction discussed in Note 3 proceeds, the holders of options granted under the Option Plan and the Directors Option Plan will each be entitled to an amount in cash computed by multiplying (i) any positive difference obtained by subtracting from the per share amount of the going-private transaction consideration and the per share exercise price applicable to each option by (ii) the number of shares of the Company's common stock subject to such option.

The following table summarizes activity under the option plans for years ended December 31, 2000 and 1999 and the status at December 31, 2000.

                                                                       Option Plan             Directors Option Plan
                                                               ----------------------------  --------------------------
                                                                Number of        Option      Number of       Option
                                                                 Options         Price        Options        Price
                                                               ------------  --------------  ----------  --------------
 Options outstanding as of January 1, 1999                         128,200    1.3750-5.8750      5,950    0.9375-5.5625
 Granted                                                             5,000        2.2500         1,350       1.7500
 Granted                                                             1,500        2.1250             -            -
 Granted                                                            80,000        1.2500             -            -
 Canceled                                                          (50,200)       1.3750             -            -
 Rescinded                                                          (6,000)       5.8750             -            -
 Rescinded                                                         (20,000)       4.8750        (1,350)      5.5625
                                                                   -------                      ------
 Options outstanding as of December 31, 1999                       138,500     1.250-2.2500      5,950    0.9375-3.8750
 Granted                                                             5,000        1.5000         1,350        1.4375
 Granted                                                            30,000        1.7500             -             -
                                                                   -------                      ------
 Options outstanding as of December 31, 2000                       173,500     1.250-2.2500      7,300    0.9375-3.8750
                                                                   =======                      ======

 Weighted average exercise price as of
  December 31, 2000                                                                $1.42                   $1.99
                                                                                   =====                   =====

 Options available for future grant
  as of December 31, 2000                                          361,253                      11,700
                                                                   =======                      ======

The following table summarizes information about stock options outstanding at December 31, 2000:


                                                                          Remaining
                         Exercise            Options                      Contractual
                          Price            Outstanding      Exercisable   Life (Months)
                         --------          -----------      -----------  -------------
                         $0.9375               1,000            1,000         54
                          1.2500              80,000                -        116
                          1.3750              52,000           52,000         77
                          1.4375               1,350                -        116
                          1.5000               5,000                -        132
                          1.7500              31,350            1,350        109
                          2.0625               1,350            1,350         68
                          2.1250               1,500                -        114
                          2.2500               6,350            1,350        109
                          3.8750                 900              900         56
                                             -------     ------------
                                             180,800           57,950        103
                                             =======     ============

As of December 31, 2000, the Company had an obligation of $703,000 to its Chief Executive Officer resulting from the exercise of his SARs in November 1997, which amount is included in other liabilities. A determination has not yet been made as to the date and method of payment to satisfy this obligation.

Had compensation cost of the Option Plan been determined based on the fair value at the grant date for awards made under the plan, consistent with the method of SFAS 123, the Company's net income and income per share would have been $3.83 million and $1.59 (basic EPS) and $1.05 (diluted EPS) in 2000 and $2.12 million and $.15 (basic EPS) and $0.06 (diluted EPS) in 1999. The weighted average fair value of the options granted during 2000 and 1999 would have been $1.22 per share and $0.68 per share, respectively. The fair value of each option granted under the Option Plan during 2000 and 1999 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rates of return of 6.49% in 2000 and 5.94% in 1999, a dividend yield of zero, expected life of five years and volatility of 85% in 2000 and 50% in 1999.

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


NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The following summary presents the methodologies and assumptions used to estimate the fair value of the Company's financial instruments. Much of the information used to determine fair value is highly subjective and judgmental in nature, and therefore, the results may not be precise. The subjective factors utilized include, among other things, estimates of cash flows, risk characteristics, credit quality, and interest rates, all of which are subject to change. In addition, the calculation of estimated fair values is based on market conditions at December 31, 2000 and 1999 and may not be reflective of current or future fair values.

Financial Assets. The carrying amounts reported for cash and cash equivalents, FHLB stock, securities available for sale and accrued interest receivable approximate those assets' fair values. Fair values for securities and mortgage-backed securities held to maturity are based on quoted market prices or dealer quotes. The fair value of loans held for sale is estimated based on commitments into which individual loans will be delivered. The fair value of loans held for investment is based on the Sensitivity Report produced for the Bank by the FHLB. The fair values in this Sensitivity Report are determined by discounted cash flows based upon yield, maturity, repricing, and current rate data reported by the Bank to the OTS. For nonperforming loans, the estimated fair value is not greater than the estimated fair value of the underlying collateral.

Financial Liabilities. The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date.
The fair values of fixed maturity certificates of deposit, FHLB advances and capitalized lease obligations are based on the Sensitivity Report produced for the Bank by the FHLB. The fair values in this Sensitivity Report are determined by discounted cash flows based upon maturity, cost, and current rate data as reported by the Bank to the OTS. The carrying amount of accrued interest payable approximates fair value.

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


                                         December 31, 2000    December 31, 1999
                                        -------------------  -------------------
                                                  Estimated            Estimated
                                        Carrying    Fair     Carrying    Fair
                                         Value      Value     Value      Value
                                        --------  ---------  --------  ---------
                                                     (in thousands)
Financial Assets
  Cash and cash equivalents...........  $ 17,783   $ 17,783  $ 18,951   $ 18,951
  FHLB stock..........................     2,765      2,765     2,230      2,230
  Securities available for sale.......        21         21        19         19
  Securities held to maturity.........     1,760      1,781     2,750      2,713
  Mortgage-backed securities held to
    maturity..........................       480        481       480        479
  Loans held for sale.................     1,095      1,118       917        917
  Loans held for investment, net......   265,855    266,715   238,882    237,505
  Accrued interest receivable.........     1,954      1,954     1,545      1,545

Financial Liabilities
  Deposits with no stated maturity....  $ 58,989   $ 58,990  $ 64,105   $ 64,105
  Time deposits.......................   183,607    185,002   148,104    146,992
  FHLB advances.......................    41,000     41,051    44,600     44,239
  Capital lease obligation............       100        107       192        191
  Accrued interest payable............       252        252       178        178
  Off-balance sheet commitments
    and recourse obligations..........        12         12        17         17


NOTE 19 - REGULATORY MATTERS

The Bank is required pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Office of Thrift Supervision ("OTS") regulations promulgated there under to satisfy three separate requirements of specified capital as a percent of the appropriate asset base: a tangible capital requirement, a core or leverage capital requirement, and a risk-based capital requirement. At December 31, 2000 and 1999, the Bank was in compliance with the capital requirements established by FIRREA.

Section 38 of the Federal Deposit Insurance Act, as added by the FDIC Improvement Act ("FDICIA"), requires each appropriate agency and the FDIC to, among other things, take prompt corrective action ("PCA") to resolve the problems of insured depository institutions that fall below certain capital ratios. Federal regulations under FDICIA classify savings institutions based on four separate requirements of specified capital as a percent of the appropriate asset base: tangible equity, Tier I or leverage capital, Tier I risk-based capital, and total risk-based capital. As of December 31, 2000 and 1999, the Bank was "well capitalized" for PCA purposes.

The Bank's capital amounts and ratios as of December 31, 2000 and 1999 are presented in the following tables (dollars in thousands):

                                             To Be Adequately     To Be Well
                                                Capitalized       Capitalized
                                 Actual         Under FDICIA      Under FDICIA
                              -------------    ---------------   --------------
                              Amount  Ratio    Amount    Ratio   Amount   Ratio
                              ------  -----    ------    -----   -------  -----
As of December 31, 2000
-----------------------
 Total risk-based capital    $19,561  10.34%   $15,136    8.0%   $18,920  greater than or equal to 10.0%
 Tier I risk-based capital    18,425   9.74%     7,568    4.0%    11,352  greater than or equal to  6.0%
 Tier I (leverage) capital    18,425   6.07%    12,132    4.0%    15,165  greater than or equal to  5.0%
 Tangible equity              18,425   6.07%     6,066    2.0%         -                              -

As of December 31, 1999
-----------------------
 Total risk-based capital    $18,273  11.44%   $12,782    8.0%   $15,978  greater than or equal to 10.0%
 Tier I risk-based capital    17,353  10.86%     6,391    4.0%     9,587  greater than or equal to  6.0%
 Tier I (leverage) capital    17,353   6.25%    11,109    4.0%    13,886  greater than or equal to  5.0%
 Tangible equity              17,353   6.25%     5,554    2.0%         -                              -

NOTE 20 - PARENT COMPANY ONLY FINANCIAL INFORMATION

                                 Balance Sheets
                                 --------------
                           December 31, 2000 and 1999
                           --------------------------
                                 (in thousands)


                                                             2000     1999
                                                             ----     ----
ASSETS
  Cash                                                      $    79  $    81
  Investment in subsidiaries                                 22,669   18,891
  Other                                                         248      260
                                                            -------  -------
                                                            $22,996  $19,232
                                                            =======  =======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Redeemable Preferred Stock redemption proceeds payable    $    76  $    79
  Other                                                       1,053    1,158
                                                            -------  -------
    Total Liabilities                                         1,129    1,237

SHAREHOLDERS' EQUITY                                         21,867   17,995
                                                            -------  -------
                                                            $22,996  $19,232
                                                            =======  =======

                            Statements of Operations
                            ------------------------
                 For the years ended December 31, 2000 and 1999
                 ----------------------------------------------
                                 (in thousands)

                                         2000     1999
                                        ------   ------

Net operating expense                   $   51   $   85
                                        ------   ------
  Net (loss) before undistributed
   income of subsidiaries                  (51)     (85)
Undistributed income of subsidiaries     3,923    2,245
                                        ------   ------
  Net income                            $3,872   $2,160
                                        ======   ======

                            Statements of Cash Flows
                            ------------------------
                 For the years ended December 31, 2000 and 1999
                 ----------------------------------------------
                                 (in thousands)

                                                2000      1999
                                               ------    ------
OPERATING ACTIVITIES
 Net income                                    $ 3,872   $ 2,160
 Adjustments to reconcile net income
  to cash provided by (used in) operating
  activities:
   Equity in income of subsidiaries             (3,923)   (2,245)
   Dividends from subsidiaries                     145         -
   Decrease in other assets                         12         -
   (Decrease) increase in other liabilities       (105)       79
                                               -------   -------
    NET CASH PROVIDED BY (USED IN)
     OPERATING ACTIVITIES                            1        (6)
                                               -------   -------

FINANCING ACTIVITIES
  Redemption of Settlement Preferred Stock          (3)       (5)
                                               -------   -------
   NET CASH USED IN FINANCING
    ACTIVITIES                                      (3)       (5)
                                               -------   -------

        NET DECREASE IN CASH                        (2)      (11)
        CASH AT BEGINNING OF YEAR                   81        92
                                               -------   -------

        CASH AT END OF YEAR                    $    79   $    81
                                               =======   =======

NOTE 21 - SEGMENT INFORMATION

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


                                  Retail              Mortgage
                                 Community  Mortgage    Loan      Corporate/
                                  Banking   Banking   Servicing  Eliminations    Total
                                 ---------  --------  ---------  -------------  --------
                                                     (in thousands)
2000 Segment Information
Customer revenues                 $  5,401   $ 2,470    $ 2,352       $     -   $ 10,223
Affiliate revenues                      15       336        496          (847)         -
Depreciation and amortization          141        58         95            85        379
Pre-tax income                       2,622     1,073        430        (2,957)     1,168
Total assets                       244,630    58,733     10,855        (6,496)   307,722

1999 Segment Information
Customer revenues                 $  5,216   $ 1,650    $ 2,212       $     2   $  9,080
Affiliate revenues                       -       456        475          (931)         -
Depreciation and amortization          113        56         80            96        345
Pre-tax income                       2,235       316        586        (2,366)       771
Total assets                       229,848    43,696      7,579        (3,384)   277,739

Retail Community Banking. The Company provides retail community banking services through the Bank, which operates five retail banking branches located in North Carolina and Virginia. The Bank is a savings association that attracts deposits from the general public in its primary market area, which, together with borrowings from the FHLB, fund the Bank's investment predominately in real estate mortgage loans. Revenues and pre-tax income for the retail community banking segment include a cost of funds allocation to its mortgage banking division.

Mortgage Banking. The Company engages in mortgage banking activities through Essex First, which conducts its operations out of five offices located in North Carolina and Virginia. Essex First was established primarily to originate loans for sale to private investors in the secondary market in order to generate fee income while avoiding the interest rate and credit risk associated with holding long-term fixed-rate mortgage loans in its portfolio. In addition, Essex First currently originates the majority of the Bank's loan product. A majority of all residential mortgage loans originated by Essex First for sale in the secondary market are sold with servicing released to third party investors in order to enhance fee income. Substantially all of the loans originated by Essex First and not sold with servicing released to third party investors are sold to the Bank on a whole loan basis. In addition to its secondary marketing activities, Essex First derives interest revenue from its residential construction loan programs for individuals and builders, as well as builder loan participations acquired from nonaffiliated financial institutions. Construction lending activities generally are limited to Essex First's primary market, with particular emphasis in the greater Richmond, Virginia market, the Tidewater, Virginia area and counties in northeastern North Carolina. More recently, Essex First has expanded its construction lending into the Raleigh, North Carolina, Northern Virginia and Maryland markets and through its builder loan participations it has expanded indirectly into South Carolina, Alabama, Florida, Georgia, Nevada and Texas. Revenues and pre-tax income for the mortgage banking segment have been reduced by a cost of funds allocation based on the average cost of the Bank's interest-bearing deposits.

Mortgage Loan Servicing. The Company provides mortgage loan servicing through Essex Home, which conducts its operations out of a leased operations facility in Virginia Beach, Virginia. Revenues generated by Essex Home consist primarily of loan servicing fees, late charges and other ancillary fees. In addition to servicing loans for the Bank and Essex First and being licensed by Fannie Mae, Freddie Mac and Ginnie Mae, Essex Home services and subservices loans for approximately five private investors and 72 subservicing clients. While Essex Home services mortgage loans secured by residential real estate throughout the United States, approximately 82% of its mortgage loan servicing portfolio is concentrated among New York, Florida, New Jersey, Virginia, Texas, California and North Carolina. As of December 31,

2000, Essex Home serviced for affiliates and nonaffiliates in the aggregate approximately 19,900 loans totaling $1.9 billion.


NOTE 22 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Quarterly unaudited results of operations for the years ended December 31, 2000 and 1999 are presented below. The most significant factor impacting operating results for the fourth quarters of 2000 and 1999 was the recognition of a $3.2 million and a $1.4 million income tax benefit, respectively, for the partial reversal of the deferred tax valuation allowance based on favorable trends in the Company's actual and projected core profitability.

                                             Year Ended December 31, 2000
                                   -------------------------------------------------
                                      First       Second        Third       Fourth
                                     Quarter      Quarter      Quarter     Quarter
                                   -----------  -----------  -----------  ----------
 Interest income                   $5,107,201   $5,474,212   $5,742,721   $5,878,286
 Net interest income                1,809,125    1,961,219    1,956,638    1,916,073
 Provision for loan losses            100,000      140,000      150,000      350,000
 Income before income taxes           303,304      372,590      374,751      117,496
 Net income                           179,266      286,849      304,667    3,101,297
 Net (loss) income per share:
  Basic                                  (.32)        (.23)        (.22)        2.40
  Diluted                                (.32)        (.23)        (.22)         .79

                                               Year Ended December 31, 1999
                                               ----------------------------
                                     First        Second       Third        Fourth
                                    Quarter      Quarter      Quarter      Quarter
                                   ----------   ----------   ----------   ----------
 Interest income                   $4,002,638   $4,092,740   $4,571,008   $4,791,989
 Net interest income                1,438,923    1,435,177    1,653,008    1,746,991
 Provision for loan losses                  -            -            -      148,728
 Income before income taxes             3,480      110,859      275,136      381,559
 Net income                            29,676      106,457      607,757    1,416,206
 Net (loss) income per share:
  Basic                                  (.42)        (.35)         .11          .85
  Diluted                                (.42)        (.35)         .02          .22

                              ESSEX BANCORP, INC.

                             INVESTOR INFORMATION


Annual Meeting of Stockholders

    The Annual Meeting of Stockholders of Essex Bancorp, Inc. will be held at Interstate Corporate Center, Building #11, First Floor Conference Room, Norfolk, Virginia on June 21, 2001 at 1:00 p.m.

Stock Price Information

    Essex Bancorp, Inc.'s common stock is listed on the American Stock Exchange ("AMEX") under the symbol "ESX." The table below sets forth the high and low sales prices of the common stock, as reported by the AMEX during 2000 and 1999.


               2000             1999
           -------------  ----------------
Quarter    High    Low     High      Low
---------  -----  ------  -------  -------
First      3.000  1.1250  $3.7500  $1.3750
Second     2.125  1.1250   3.0000   2.0625
Third      1.750  1.1250   2.1250   1.2500
Fourth     2.125   .8750   2.0625   1.1250

Stock Transfer Agent

    Stockholders who have questions about their accounts or who wish to change ownership or address of stock; to report lost, stolen or destroyed certificates; or to consolidate accounts, should contact:

Continental Stock Transfer and Trust Co.
2 Broadway
New York, NY  10004
Telephone (212) 509-4000
Web Site www.continentalstock.com


Annual Report on Form 10-KSB and Additional Information

    A copy of Form 10-KSB as filed with the Securities and Exchange Commission is available without charge to stockholders upon written request. Requests for this or other financial information about Essex Bancorp, Inc. should be directed to:

Jennifer L. DeAngelo, Corporate Secretary
Essex Bancorp, Inc.
Interstate Corporate Center
Building #9, Suite 200
Norfolk, Virginia  23502
Telephone (757) 893-1326

Independent Accountants

KPMG LLP
2100 Dominion Tower
999 Waterside Drive
Norfolk, Virginia 23510
Telephone (757) 616-7000

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

Roy H. Rechkemmer, Jr.
Senior Vice President-Finance/Treasurer
Essex Bancorp, Inc. and
Essex Savings Bank, F.S.B.

Mary-Jo Rawson
Senior Vice President/Chief Accounting
 Officer
Essex Bancorp, Inc. and
Essex Savings Bank, F.S.B.

Earl C. McPherson
President
Essex First Mortgage, a Division of
Essex Savings Bank, F.S.B.


DIRECTORS

Gene D. Ross
Chairman, President and Chief Executive Officer
Essex Bancorp, Inc.

Roscoe D. Lacy, Jr.
Vice President and General Manager
Miles Jennings, Inc.
Elizabeth City, North Carolina
(industrial supply company)

Robert G. Hecht
Chief Executive Officer
Trumbull Corporation
Pittsburgh, Pennsylvania
(highway construction company)

Harry F. Radcliffe
General Partner
Fort Pitt Funds
Pittsburgh, Pennsylvania
(financial institution investment fund)

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
Telephone (757) 631-4240



Essex Savings Bank, F.S.B.
Retail Banking Offices

Virginia
  520 South Main Street
  Emporia, Virginia  23847

  1401 Gaskins Road
  Richmond, Virginia  23233

  9695 Sliding Hill Road
  Ashland, Virginia  23005

  2825 Godwin Boulevard
  Suffolk, Virginia  23434

North Carolina
  400 W. Ehringhaus Street
  Elizabeth City, North Carolina 27909

Essex First Mortgage, a Division of Essex Savings Bank, F.S.B.
Mortgage Loan Production Offices

Virginia
  1401 Gaskins Road
  Richmond, Virginia  23233

  9695 Sliding Hill Road
  Ashland, Virginia  23005

  2430 Southland Drive, 3rd Floor
  Chester, Virginia  23831

  Interstate Corporate Center
  Building #9, Suite 100
  Norfolk, Virginia  23502

North Carolina
  400 W. Ehringhaus Street
  Elizabeth City, North Carolina  27909