Form 10KSB40/A, Exhibit 13
period 2000-12-31
ESSEX BANCORP INC /NEW
filed 2001-05-30
CIK 847325

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

     Accordingly, the Board of Directors has formed a Special Committee and has authorized it to, among other things, (i) retain a financial adviser to render an opinion as to the fairness of the cash consideration to be received by common shareholders from a financial point of view and (ii) retain securities counsel to ensure compliance with securities regulations and special counsel to assist in the decision-making process. The results of these activities will ultimately be the basis for a recommendation by the Special Committee to the Board of Directors with regard to the structure, fairness and advisability of the going-private transaction. Although there can be no assurances that the going-private transaction will take place, the Board of Directors currently anticipates that it may submit a proposal to the Company's shareholders for their approval at the Company's annual meeting. If the going-private transaction is approved, EAC will become the surviving holding company.

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

                                                       2000                         1999
                                         --------------------------   --------------------------
                                         Average             Yield/             Average   Yield/
                                         Balance   Interest   Rate    Balance   Interest   Rate
                                         --------  --------  -----    --------  --------  -----
                                                          (dollars in thousands)
Interest-earning assets:
 Loans (1).............................  $258,119   $21,131    8.19%  $215,897   $16,645    7.71%
 Investment securities.................     4,408       301    6.82      4,523       259    5.74
 Mortgage-backed securities............       480        35    7.32        798        46    5.77
 Federal funds sold....................     1,157        72    6.20      1,365        67    4.90
 Other.................................     7,660       664    8.66      8,888       441    4.96
                                         --------   -------           --------   -------
   Total interest-earning assets.......   271,824    22,203    8.16    231,471    17,458    7.54
Cash...................................     5,895                        5,850
Other, less allowance for loan losses..    14,818                       11,041
                                         --------                     --------
   Total assets........................  $292,537                     $248,362
                                         ========                     ========

Interest-bearing liabilities:
 Time deposits.........................  $162,487     9,498    5.85%  $140,648     7,651    5.44%
 Other deposits........................    42,147     1,902    4.51     43,731     1,907    4.36
                                         --------   -------           --------   -------
  Total deposits.......................   204,634    11,400    5.57    184,379     9,558    5.18
 FHLB advances.........................    48,723     3,132    6.43     29,233     1,583    5.42
 Other.................................       147        28   18.66        231        43   18.46
                                         --------   -------           --------   -------
   Total interest-bearing
    liabilities........................   253,504    14,560    5.74    213,843    11,184    5.25
                                                    -------                      -------
Demand deposits........................    16,618                       16,691
Other..................................     3,718                        1,566
                                         --------                     --------
   Total liabilities...................   273,840                      232,100

Shareholders' equity...................    18,697                       16,262
                                         --------                     --------
   Total liabilities and
    shareholders' equity...............  $292,537                     $248,362
                                         ========                     ========

Net interest earnings..................             $ 7,643                      $ 6,274
                                                    =======                      =======
Net interest spread....................                        2.42%                        2.29%
                                                            =======                      =======
Net interest margin (2)................                        2.81%                        2.71%
                                                            =======                      =======
Average interest-earning assets
 to average interest-bearing
 liabilities...........................                      107.23%                      108.24%
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

                                                  Anticipated Period Until Maturity or Repricing
-------------------------------------------------------------------------------------------------------------------
                                    0 to     7 Months     1-3        3-5        Over 5     Total   % of      Fair
                                  6 Months   to 1 Year   Years      Years       Years     Balance  Total    Value
                                  --------   ---------  --------   --------    -------   --------  -----   --------
                                                                 (dollars in thousands)
Interest-earning assets:
Loans receivable:
 First mortgage:
  Adjustable-rate                 $ 68,658   $ 56,018   $ 16,575   $ 32,103    $     -   $173,354   61.5%  $172,829
  Fixed-rate                         7,172      6,337     20,389     12,419     29,350     75,667   26.9     76,353
 Second mortgage                     2,122        227        471        104          -      2,924    1.0      2,902
 All other                           3,286      1,387      5,131      2,699      3,028     15,531    5.5     16,275
Investments                         12,557          -      1,760          -          -     14,317    5.1     14,337
                                  --------   --------   --------   --------    -------   -------- ------   --------
 Total                              93,795     63,969     44,326     47,325     32,378   $281,793  100.0%  $282,696
                                  --------   --------   --------   --------    -------   ======== ======   ========

Interest-bearing liabilities:
 Deposits                           89,012     63,735     69,921      8,346     11,585   $242,599   85.5%  $243,992
 Capitalized lease                      26         74          -          -          -        100    0.0        107
 Variable-rate borrowings           41,000          -          -          -          -     41,000   14.5     41,051
                                  --------   --------   --------   --------    -------   -------- ------   --------
 Total                             130,038     63,809     69,921      8,346     11,585   $283,699  100.0%  $285,150
                                  --------   --------   --------   --------    -------   ======== ======   ========

Effect of off-balance sheet
 items (1)                          (4,873)       701      1,321        867      1,985
                                  --------   --------   --------   --------    -------

Maturity gap                      $(41,116)  $    861   $(24,274)  $ 39,846    $22,778
                                  ========   ========   ========   ========    =======

Cumulative gap:
 December 31, 2000                $(41,116)  $(40,255)  $(64,529)  $(24,683)   $(1,905)
                                  ========   ========   ========   ========    =======
 December 31, 1999                $(50,632)  $(52,827)  $(76,219)  $(47,026)   $ 1,169
                                  ========   ========   ========   ========    =======

Cumulative gap as a percent
 of total assets:
 December 31, 2000                   (13.3)%    (13.1)%    (20.9)%     (8.0)%     (0.6)%
                                  ========   ========   ========   ========    =======
 December 31, 1999                   (18.2)%    (19.0)%    (27.5)%    (16.9)%      0.4%
                                   =======    =======    =======    =======     ======

Cumulative ratio of interest-
 earning assets to interest-
 bearing liabilities                  72.1%      81.4%      76.6%      91.7%      99.3%
                                   =======    =======    =======    =======     ======

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

As of December 31, 2000
-------------------------
     Change in                       Net Portfolio Value              NPV as % of PV of Assets
                           ----------------------------------------   -------------------------
   Interest Rates          $ Amount       $ Change         % Change    NPV Ratio       Change
   --------------          --------       --------         --------    ---------       ------
        +300bp              $20,244        $(7,472)          (27.0)       6.70%        (213)bp
        +200bp               23,629         (4,087)          (14.7)       7.70         (113)bp
        +100bp               26,242         (1,474)           (5.3)       8.44          (39)bp
     Base Scenario           27,716                                       8.83
        -100bp               27,715             (1)           (0.0)       8.79           (4)bp
        -200bp               27,701            (15)           (0.1)       8.74           (9)bp
        -300bp               28,822          1,106             4.0        9.02           19 bp

As of December 31, 1999
-------------------------

     Change in                       Net Portfolio Value              NPV as % of PV of Assets
                           ----------------------------------------   -------------------------
   Interest Rates          $ Amount       $ Change         % Change    NPV Ratio       Change
   --------------          --------       --------         --------    ---------       ------
        +300bp              $12,938        $(9,720)         (42.90)       4.80%        (323)bp
        +200bp               16,812         (5,846)         (25.80)       6.13         (190)bp
        +100bp               20,160         (2,498)         (11.03)       7.23          (80)bp
     Base Scenario           22,658                                       8.03
        -100bp               24,046          1,388            6.13        8.44           41 bp
        -200bp               24,509          1,851            8.17        8.55           52 bp
        -300bp               25,013          2,355           10.39        8.66           63 bp

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


Norfolk, Virginia


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



PricewaterhouseCoopers LLP


Virginia Beach, Virginia



February 18, 2000

                     ESSEX BANCORP, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                          December 31, 2000 and 1999

                                                                           2000           1999
                                                                           ----           ----
ASSETS
  Cash...............................................................  $  5,729,199   $  6,902,398
  Interest-bearing deposits..........................................    10,985,110      9,820,129
  Federal funds sold.................................................     1,068,776      2,228,596
                                                                        -----------    -----------
       Cash and cash equivalents.....................................    17,783,085     18,951,123
  Federal Home Loan Bank stock.......................................     2,765,000      2,230,000
  Securities available for sale at fair value........................        20,557         19,331
  Securities held to maturity - fair value of $1,781,000 in 2000
   and $2,713,000 in 1999............................................     1,760,472      2,750,116
  Mortgage-backed securities held to maturity - fair value of
   $481,000 in 2000 and $479,000 in 1999.............................       479,738        479,861
  Loans, net of allowance for loan losses of $1,740,000 in 2000 and
   $1,697,000 in 1999................................................   265,854,916    238,881,926
  Loans held for sale................................................     1,095,447        916,753
  Mortgage servicing rights..........................................     2,115,389      1,985,462
  Foreclosed properties, net.........................................       188,148        445,577
  Accrued interest receivable........................................     1,954,166      1,544,665
  Advances for taxes, insurance, and other...........................       904,507        981,365
  Premises and equipment, net........................................     3,971,540      3,399,745
  Deferred tax asset, net............................................     4,662,558      1,936,062
Other assets.........................................................     4,166,180      3,216,924
                                                                        -----------    -----------
       Total Assets..................................................  $307,721,703   $277,738,910
                                                                        ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Deposits:
   Noninterest-bearing...............................................  $ 20,355,364   $ 19,630,014
   Interest-bearing..................................................   222,240,222    192,579,360
                                                                        -----------    -----------
       Total deposits................................................   242,595,586    212,209,374
  Federal Home Loan Bank advances....................................    41,000,000     44,600,000
  Capital lease obligations..........................................        99,931        191,613
  Other liabilities..................................................     2,158,934      2,742,741
                                                                        -----------    -----------
       Total Liabilities.............................................   285,854,451    259,743,728

COMMITMENTS AND CONTINGENCIES (Notes 8, 10 and 14)

SHAREHOLDERS' EQUITY
  Series B preferred stock, $6.67 stated value:
   Authorized shares - 2,250,000
   Issued and outstanding shares - 2,125,000 in 2000 and 1999........    14,173,750     14,173,750
  Series C preferred stock, $6.67 stated value:
   Authorized shares - 125,000
   Issued and outstanding shares - 125,000 in 2000 and 1999..........       833,750        833,750
  Common stock, $.01 par value:
   Authorized shares - 20,000,000
   Issued and outstanding shares - 1,060,642 in 2000 and 1999........        10,606         10,606
  Additional paid-in capital.........................................     8,687,761      8,687,770
  Accumulated deficit................................................    (1,838,615)    (5,710,694)
                                                                        -----------    -----------
       Total Shareholders' Equity....................................    21,867,252     17,995,182
                                                                        -----------    -----------
       Total Liabilities and Shareholders' Equity....................  $307,721,703   $277,738,910
                                                                        ===========    ===========

         See accompanying notes to consolidated financial statements.

                     ESSEX BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                For the years ended December 31, 2000 and 1999

                                                      2000         1999
                                                      ----         ----
INTEREST INCOME
  Loans, including fees.........................  $21,131,231  $16,645,322
  Federal funds sold............................       71,737       66,864
  Investment securities, including dividend
   income.......................................      300,676      259,399
  Mortgage-backed securities....................       35,117       46,035
  Other.........................................      663,659      440,755
                                                   ----------   ----------
       Total Interest Income....................   22,202,420   17,458,375
                                                   ----------   ----------

INTEREST EXPENSE
  Deposits......................................   11,400,296    9,558,224
  Federal Home Loan Bank advances...............    3,131,550    1,583,360
  Other.........................................       27,519       42,692
                                                   ----------   ----------
       Total Interest Expense...................   14,559,365   11,184,276
                                                   ----------   ----------

       Net Interest Income......................    7,643,055    6,274,099
PROVISION FOR LOAN LOSSES.......................      740,000      148,728
                                                   ----------   ----------
       Net Interest Income After
       Provision for Loan Losses................    6,903,055    6,125,371

NONINTEREST INCOME
  Loan servicing fees, net......................    1,257,716    1,096,387
  Mortgage banking income, including
   gain on sale of loans........................      216,708      499,886
  Other service charges and fees................      699,690      611,621
  Other.........................................      406,072      598,399
                                                   ----------   ----------
       Total Noninterest Income.................    2,580,186    2,806,293
                                                   ----------   ----------

NONINTEREST EXPENSE
  Salaries and employee benefits................    4,613,146    4,075,559
  Net occupancy and equipment...................      967,371      898,410
  Deposit insurance premiums....................      105,495      591,983
  Amortization of intangible assets.............       35,632       62,061
  Service bureau fees...........................      630,031      584,563
  Professional fees.............................      266,093      262,997
  Foreclosed properties, net....................      133,725       17,139
  Telecommunications expense....................      306,984      379,800
  Other.........................................    1,256,623    1,288,118
                                                   ----------   ----------
       Total Noninterest Expense................    8,315,100    8,160,630
                                                   ----------   ----------

       Income Before Benefit from Income Taxes..    1,168,141      771,034

NET BENEFIT FROM INCOME TAXES...................    2,703,938    1,389,062
                                                   ----------   ----------

       Net Income...............................  $ 3,872,079  $ 2,160,096
                                                   ==========   ==========

  Basic Income Per Common Share.................  $      1.63  $       .19
                                                   ==========   ==========
  Diluted Income Per Common Share...............  $      1.08  $       .07
                                                   ==========   ==========

         See accompanying notes to consolidated financial statements.

                     ESSEX BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                For the years ended December 31, 2000 and 1999

                                        Series B      Series C
                                       Preferred     Preferred      Common     Additional
                                      Stock, $6.67  Stock, $6.67  Stock, $.01   Paid-in     Accumulated
                                      Stated Value  Stated Value   Par Value    Capital       Deficit        Total
                                      ------------  ------------  -----------  ----------   -----------   -----------
Balance, January 1, 1999............   $14,173,750      $833,750      $10,606  $8,687,772   $(7,870,790)  $15,835,088
Fractional share payouts under the
 Employee Stock Purchase Plan.......             -             -            -          (2)            -            (2)
Net income..........................             -             -            -           -     2,160,096     2,160,096
                                      ------------  ------------  -----------  ----------   -----------   -----------

Balance, December 31, 1999..........    14,173,750       833,750       10,606   8,687,770    (5,710,694)   17,995,182
Fractional share payouts under the
 Employee Stock Purchase Plan.......             -             -            -          (9)            -            (9)
Net income..........................             -             -            -           -     3,872,079     3,872,079
                                      ------------  ------------  -----------  ----------   -----------   -----------

Balance December 31, 2000...........   $14,173,750      $833,750      $10,606  $8,687,761   $(1,838,615)  $21,867,252
                                      ============  ============  ===========  ==========   ===========   ===========

         See accompanying notes to consolidated financial statements.

                     ESSEX BANCORP, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                For the years ended December 31, 2000 and 1999

                                                                             2000           1999
                                                                             ----           ----
OPERATING ACTIVITIES
  Net income...........................................................  $  3,872,079   $  2,160,096
  Adjustments to reconcile net income to cash provided by
   operating activities:
   Provision for losses on loans, foreclosed properties and servicing..       896,417        236,012
   Depreciation and amortization of premises and equipment.............       379,160        344,744
   Amortization (accretion) of:
    Premiums and discounts on loans, investments
     and mortgage-backed securities....................................      (103,203)       236,755
    Mortgage servicing rights..........................................       534,571        524,532
    Goodwill...........................................................        35,631         62,061
   Mortgage banking activities:
    Proceeds from loan sales...........................................    17,658,678     59,710,175
    Loan originations and purchases....................................   (17,648,913)   (55,701,070)
    Realized gains from sale of loans..................................      (188,459)      (439,587)
   Realized (gains) and losses from sales of:
    Foreclosed properties..............................................         6,951        (63,129)
    Premises and equipment.............................................        (1,065)             -
   Changes in operating assets and liabilities:
    Accrued interest receivable........................................      (409,501)      (294,316)
    Advances for taxes, insurance and other............................        16,858        517,843
    Deferred tax asset, net............................................    (2,726,496)    (1,386,062)
    Other assets.......................................................      (984,887)    (1,069,806)
    Other liabilities..................................................      (599,039)       351,884
                                                                         ------------   ------------
  Net cash provided by operating activities............................       738,782      5,190,132
                                                                         ------------   ------------

INVESTING ACTIVITIES
  Purchase of Federal Home Loan Bank stock.............................      (535,000)      (681,200)
  Purchase of securities held to maturity..............................    (1,011,903)           (27)
  Proceeds from maturities of securities held to maturity..............     2,000,000              -
  Purchase of securities available for sale............................        (1,226)          (925)
  Principal remittances on mortgage-backed securities..................             -        974,119
  Purchases of loans and participations................................   (38,992,419)   (59,287,144)
  Net decrease in net loans............................................    11,338,447     12,380,966
  Proceeds from sales of foreclosed properties.........................       355,612        514,990
  Additions to foreclosed properties...................................      (155,696)       (32,121)
  Purchases of mortgage servicing rights...............................      (664,498)    (1,678,797)
  Purchases of premises and equipment..................................      (932,708)      (560,912)
  Proceeds from sales of premises and equipment........................         1,065              -
                                                                         ------------   ------------
  Net cash used in investing activities................................   (28,598,326)   (48,371,051)
                                                                         ------------   ------------

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

NOTE 3 - SUBSEQUENT EVENT

On February 1, 2001, EBI announced that its Board of Directors unanimously decided to pursue a going-private transaction, which would be subject to the recommendation and approval of a special committee designated by the Board of Directors. If such a transaction is recommended, it will also be subject to shareholder approval. In a going-private transaction, EBI would merge with a newly-formed subsidiary and EBI's common shareholders would receive a cash payment for their shares. The subsidiary, Essex Acquisition Corporation ("EAC"), was incorporated in March 2001. Although there can be no assurances that the going-private transaction will take place, the Board of Directors currently anticipates that it may submit a proposal to EBI's shareholders for their approval at EBI's annual meeting. If the going-private transaction is approved, EAC will become the surviving holding company.


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


NOTE 5 - EARNINGS PER SHARE

The components of the Company's earnings per share calculations for the years ended December 31 are as follows:



                                             2000          1999
                                             ----          ----
  Net income                             $ 3,872,079   $ 2,160,096
  Preferred stock dividends (Note 16)     (2,143,264)   (1,958,527)
                                           ---------     ---------
  Net income available to
   common shareholders                  $ 1,728,815   $   201,569
                                           =========     =========

  Weighted average common shares
   outstanding:
   Basic                                   1,060,642     1,060,642
                                           =========     =========
   Diluted                                 1,604,358     2,835,973
                                           =========     =========


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

NOTE 6 - INVESTMENT SECURITIES

The amortized cost and fair value of securities held to maturity at December 31 were as follows (in thousands):


                                               2000                                  1999
                              ----------------------------------      ----------------------------------
                              Amortized  Gross Unrealized   Fair      Amortized  Gross Unrealized   Fair
                                         ----------------                        ----------------
                                Cost      Gains   Losses   Value        Cost      Gains   Losses   Value
                                ----      -----   ------   -----        ----      -----   ------   -----
Securities of U.S. govern-
 ment agencies                   $1,760  $    27  $     6  $1,781     $  2,750   $    -   $    37  $2,713
                                 ======  =======  =======  ======     ========   ======   =======  ======

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


NOTE 7 - MORTGAGE-BACKED SECURITIES

The amortized cost and fair value of mortgage-backed securities ("MBS") held to maturity, which consisted solely of the Company's interests in a real estate mortgage investment conduit ("REMIC"), at December 31 were as follows (in thousands):



                                              2000                                  1999
                             ---------------------------------        ---------------------------------
                             Amortized  Gross Unrealized  Fair        Amortized  Gross Unrealized  Fair
                                        ----------------                         ----------------
                               Cost      Gains   Losses   Value         Cost      Gains   Losses   Value
                               ----      -----   ------   -----         ----      -----   ------   -----
U.S. government agencies:
 Floating-rate REMIC            $  480  $     1  $     -  $ 481       $     480  $     -  $     1  $ 479
                                ======  =======  =======  =====       =========  =======  =======  =====

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

NOTE 9 - FORECLOSED PROPERTIES

Foreclosed properties at December 31 consist of the following:


                                                              2000       1999
                                                              ----       ----
      Properties acquired through foreclosure              $ 193,245   $479,767
      Less allowance for losses                                5,097     34,190
                                                           ---------   --------
                                                           $ 188,148   $445,577
                                                           =========   ========

Changes in the allowance for losses on foreclosed properties for the year ended December 31 are as follows:


                                                             2000       1999
                                                             ----       ----
      Balance at beginning of year                        $  34,190   $113,606
      Provision for losses on foreclosed properties          96,417     14,267
                                                          ---------   --------
                                                            130,607    127,873
      Charge-offs, net of recoveries                       (125,510)   (93,683)
                                                          ---------   --------
      Balance at end of year                              $   5,097   $ 34,190
                                                          =========   ========

NOTE 10 - PREMISES AND EQUIPMENT

Premises and equipment at December 31 include:

                                                           2000         1999
                                                       ----------   ----------
      Land                                             $  837,575   $  842,080
      Buildings                                         2,758,256    2,324,052
      Furniture and equipment                           3,811,658    3,306,719
      Leasehold improvements                              194,254      194,254
      Property under capitalized lease                    537,737      537,737
                                                       ----------   ----------
                                                        8,139,480    7,204,842
      Less accumulated depreciation
       and amortization                                 4,167,940    3,805,097
                                                       ----------   ----------
                                                       $3,971,540   $3,399,745
                                                       ==========   ==========

Certain premises are occupied under noncancelable operating lease agreements. Leases having contractual attributes of purchased premises or equipment are capitalized and shown in the table above along with related amortization.

Future minimum lease commitments with terms in excess of one year at December 31, 2000, including cost escalation provisions, are as follows:


                                                    Capital    Noncancelable
                                                     Lease    Operating Leases
                                                     -----    ----------------
      2001                                          $109,268      $217,374
      2002                                                 -        37,550
      2003                                                 -        18,765
      2004                                                 -        18,765
      2005                                                 -         2,858
       Later years                                         -             -
                                                    --------      --------
         Total minimum lease payments                109,268      $295,312
      Amount representing interest                     9,337      ========
                                                    --------
      Present value of net minimum capitalized
       payments                                     $ 99,931
                                                    ========

Rent expense for the years ended December 31, 2000 and 1999 amounted to $304,994 and $302,828, respectively.


NOTE 11 - DEPOSITS

Deposits at December 31 include (dollars in thousands):



                                            2000                   1999
                                     -------------------    -------------------
                                     Amount      Percent    Amount      Percent
                                     ------      -------    ------     --------
     NOW accounts -
      noninterest-bearing            $ 20,355       8.39%   $ 19,630      9.25%
     Passbook and Holiday
      Club                              5,090       2.10       4,819      2.27
     NOW accounts                       6,329       2.61       5,359      2.53
     Money market                      27,215      11.22      34,297     16.16
     Certificate accounts             183,607      75.68     148,104     69.79
                                     --------     ------    --------    ------
                                     $242,596     100.00%   $212,209    100.00%
                                     ========     ======    ========    ======

A summary of certificate accounts by scheduled maturity at December 31, 2000 is as follows (in thousands):

                          2001                 $120,548
                          2002                   47,252
                          2003                   12,669
                          2004                    2,166
                          2005 and thereafter       972
                                               --------
                                               $183,607
                                               ========

Certificate accounts of $100,000 or more at December 31, 2000 and 1999 amounted to $33.2 million and $28.3 million, respectively.

Interest expense on interest-bearing deposits for the years ended December 31 is as follows:


                           2000            1999
                       -----------      ----------
Passbook and Holiday
 Club                  $   172,726      $  166,090
NOW accounts               161,075         145,473
Money market
 accounts                1,568,653       1,595,513
Certificate accounts     9,497,842       7,651,148
                       -----------      ----------
                       $11,400,296      $9,558,224
                       ===========      ==========

NOTE 12 - FEDERAL HOME LOAN BANK ADVANCES

Borrowings from the FHLB at December 31 consist of the following (in thousands):


Maturity         Interest Rate             2000         1999
--------         -------------             ----         ----
2000             4.01% to 6.00%        $       -      $   7,600
2001             4.50% to 6.75%           41,000         37,000
                                        --------       --------
                                       $  41,000      $  44,600
                                        ========       ========

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
                                               ==========     ==========

The Company is subject to federal and state income taxes, and files a consolidated federal income tax return with its subsidiaries. The Company's provision for (benefit from) income taxes for financial reporting purposes differs from the amount computed by applying the statutory federal tax rate to income before income taxes for the years ended December 31 as follows:

                                                                                           2000                        1999
                                                                                 ----------------------   ------------------------
                                                                                    Amount         %          Amount           %
                                                                                    ------         -          -------          -
Provision for income taxes at statutory
   federal tax rate                                                              $   397,168       34.0%  $   262,152         34.0%
Increase (decrease) resulting from:
   Tax benefits previously recognized                                                208,052       17.8       188,169         24.4
   Future benefit of net deferred tax assets
      not previously recognized                                                   (3,290,000)    (281.7)   (1,850,000)      (239.9)
   State income taxes                                                                (23,830)      (2.0)       (3,000)         (.4)
   Amortization of goodwill                                                           12,115        1.0        21,101          2.7
   Other                                                                              (7,443)       (.6)       (7,484)        (1.0)
                                                                                 -----------   --------   -----------   -----------
                                                                                 $(2,703,938)    (231.5)% $(1,389,062)      (180.2)%
                                                                                 ===========   ========   ===========   ===========

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

                                                                                                              2000          1999
                                                                                                              ----          ----
Deferred tax assets
         NOL carryforwards                                                                                $ 6,007,173   $ 6,754,344
         Alternative minimum tax ("AMT")
             credit carryover                                                                                 358,240       330,000
         MSRs                                                                                                 172,847        60,566
         Allowance for losses on loans and
             foreclosed properties                                                                            366,042       343,401
         Core deposit intangible                                                                              807,159       887,875
         Premises and equipment                                                                                 9,924        23,703
         Other                                                                                                400,765       350,583
                                                                                                          -----------   -----------
                  Total deferred assets                                                                     8,122,150     8,750,472
         Valuation allowance for net deferred tax assets                                                   (2,153,259)   (5,301,301)
                                                                                                          -----------   -----------
                  Net deferred tax assets                                                                   5,968,891     3,449,171
Deferred tax liabilities
          FHLB stock                                                                                          (92,297)      (92,297)
          Basis in acquired loans                                                                          (1,214,036)   (1,420,812)
                                                                                                          -----------   -----------
                  Total deferred liabilities                                                               (1,306,333)   (1,513,109)
                                                                                                          -----------   -----------
                  Net deferred tax asset                                                                  $ 4,662,558   $ 1,936,062
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

The following table summarizes activity under the option plans for years ended December 31, 2000 and 1999 and the status at December 31, 2000.

                                                          Option Plan               Directors Option Plan
                                                  ----------------------------   ---------------------------
                                                   Number of        Option       Number of        Option
                                                    Options         Price         Options         Price
                                                  ------------  --------------   ----------   --------------
   Options outstanding as of January 1, 1999            128,200    1.3750-5.8750      5,950    0.9375-5.5625
   Granted                                                5,000           2.2500      1,350           1.7500
   Granted                                                1,500           2.1250          -                -
   Granted                                               80,000           1.2500          -                -
   Canceled                                             (50,200)          1.3750          -                -
   Rescinded                                             (6,000)          5.8750          -                -
   Rescinded                                            (20,000)          4.8750     (1,350)          5.5625
                                                        -------                      ------
   Options outstanding as of December 31, 1999          138,500     1.250-2.2500      5,950    0.9375-3.8750
   Granted                                                5,000           1.5000      1,350           1.4375
   Granted                                               30,000           1.7500          -                -
                                                        -------                      ------
   Options outstanding as of December 31, 2000          173,500     1.250-2.2500      7,300    0.9375-3.8750
                                                        =======                      ======

   Weighted average exercise price as of
    December 31, 2000                                             $         1.42              $         1.99
                                                                  ==============              ==============

   Options available for future grant
    as of December 31, 2000                             361,253                      11,700
                                                        =======                      ======

The following table summarizes information about stock options outstanding at December 31, 2000:

                                                                 Remaining
       Exercise             Options                              Contractual
        Price             Outstanding      Exercisable          Life (Months)
       --------           -----------      -----------          -------------
       $0.9375               1,000            1,000                  54
        1.2500              80,000                -                 116
        1.3750              52,000           52,000                  77
        1.4375               1,350                -                 116
        1.5000               5,000                -                 132
        1.7500              31,350            1,350                 109
        2.0625               1,350            1,350                  68
        2.1250               1,500                -                 114
        2.2500               6,350            1,350                 109
        3.8750                 900              900                  56
                           -------           ------
                           180,800           57,950                 103
                           =======           ======

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

The Bank's capital amounts and ratios as of December 31, 2000 and 1999 are presented in the following tables (dollars in thousands):

                                                   To Be Adequately       To Be Well
                                                     Capitalized          Capitalized
                                  Actual             Under FDICIA        Under FDICIA
                             ----------------      -----------------  -----------------
                             Amount     Ratio      Amount     Ratio     Amount      Ratio
                             ------     -----      ------     -----     ------      -----
As of December 31, 2000
---------------------------
 Total risk-based capital    $19,561     10.34%    $15,136      8.0%    $18,920      10.0%
 Tier I risk-based capital    18,425      9.74%      7,568      4.0%     11,352       6.0%
 Tier I (leverage) capital    18,425      6.07%     12,132      4.0%     15,165       5.0%
 Tangible equity              18,425      6.07%      6,066      2.0%          -         -

As of December 31, 1999
---------------------------
 Total risk-based capital    $18,273     11.44%    $12,782      8.0%    $15,978      10.0%
 Tier I risk-based capital    17,353     10.86%      6,391      4.0%      9,587       6.0%
 Tier I (leverage) capital    17,353      6.25%     11,109      4.0%     13,886       5.0%
 Tangible equity              17,353      6.25%      5,554      2.0%          -         -

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
                                                            =======  =======

                           Statements of Operations
                           ------------------------
                For the years ended December 31, 2000 and 1999
                ----------------------------------------------
                                (in thousands)

                                                 2000    1999
                                                ------  -------

Net operating expense                           $   51  $    85
                                                ------  -------
  Net (loss) before undistributed
   income of subsidiaries                          (51)     (85)
Undistributed income of subsidiaries             3,923    2,245
                                                ------  -------
  Net income                                    $3,872  $ 2,160
                                                ======  ========

                            Statements of Cash Flows
                            ------------------------
                 For the years ended December 31, 2000 and 1999
                 ----------------------------------------------
                                 (in thousands)

                                                2000      1999
                                                ----      ----
OPERATING ACTIVITIES
 Net income                                    $ 3,872  $ 2,160
 Adjustments to reconcile net income
  to cash provided by (used in) operating
  activities:
   Equity in income of subsidiaries             (3,923)  (2,245)
   Dividends from subsidiaries                     145        -
   Decrease in other assets                         12        -
   (Decrease) increase in other liabilities       (105)      79
                                               -------  -------
    NET CASH PROVIDED BY (USED IN)
     OPERATING ACTIVITIES                            1       (6)
                                               -------  -------

FINANCING ACTIVITIES
  Redemption of Settlement Preferred Stock          (3)      (5)
                                               -------  -------
   NET CASH USED IN FINANCING
   ACTIVITIES                                       (3)      (5)
                                               -------  -------

        NET DECREASE IN CASH                        (2)     (11)
        CASH AT BEGINNING OF YEAR                   81       92
                                               -------  -------

        CASH AT END OF YEAR                    $    79  $    81
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

                                              Year Ended December 31, 2000
                                    --------------------------------------------------
                                       First       Second        Third       Fourth
                                      Quarter      Quarter      Quarter     Quarter
                                      -------      -------      -------     -------
   Interest income                   $5,107,201   $5,474,212   $5,742,721   $5,878,286
   Net interest income                1,809,125    1,961,219    1,956,638    1,916,073
   Provision for loan losses            100,000      140,000      150,000      350,000
   Income before income taxes           303,304      372,590      374,751      117,496
   Net income                           179,266      286,849      304,667    3,101,297
   Net (loss) income per share:
    Basic                                  (.32)        (.23)        (.22)        2.40
    Diluted                                (.32)        (.23)        (.22)         .79

                                              Year Ended December 31, 1999
                                    -------------------------------------------------
                                       First        Second       Third        Fourth
                                      Quarter      Quarter      Quarter      Quarter
                                     ----------   ----------   ----------   ----------
   Interest income                   $4,002,638   $4,092,740   $4,571,008   $4,791,989
   Net interest income                1,438,923    1,435,177    1,653,008    1,746,991
   Provision for loan losses                  -            -            -      148,728
   Income before income taxes             3,480      110,859      275,136      381,559
   Net income                            29,676      106,457      607,757    1,416,206
   Net (loss) income per share:
    Basic                                  (.42)        (.35)         .11          .85
    Diluted                                (.42)        (.35)         .02          .22

                              ESSEX BANCORP, INC.

                             INVESTOR INFORMATION


Annual Meeting of Stockholders

     The Annual Meeting of Stockholders of Essex Bancorp, Inc. will be held at Interstate Corporate Center, Building #11, First Floor Conference Room, Norfolk, Virginia. That meeting was originally scheduled to be held on June 21, 2001 at 1:00 p.m., but will be postponed to a date during the summer of 2001 that will be announced at a later date.

Stock Price Information

     Essex Bancorp, Inc.'s common stock is listed on the American Stock Exchange ("AMEX") under the symbol "ESX." The table below sets forth the high and low sales prices of the common stock, as reported by the AMEX during 2000 and 1999.

                 2000               1999
               --------           --------
Quarter     High      Low      High      Low
-------     ----      ---      ----      ---
First       3.000    1.1250  $3.7500    $1.3750
Second      2.125    1.1250   3.0000     2.0625
Third       1.750    1.1250   2.1250     1.2500
Fourth      2.125     .8750   2.0625     1.1250

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

                               ESSEX BANCORP,INC.

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